Exhibit 99.2

Date: October 5, 2023 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

SCHEME BOOKLET REGISTERED WITH ASIC

Incannex Healthcare Limited (ASX:IHL) (Incannex) refers to its announcement released earlier today regarding:

●	the proposed acquisition of Incannex by Incannex Healthcare Inc. (Incannex US) pursuant to schemes of arrangement between Incannex and its shareholders (Share Scheme) and Incannex and its optionholders (Option Scheme and together with the Share Scheme, the Schemes); and

●	the orders made by the Federal Court of Australia (Court) that Incannex convene meetings of Incannex shareholders (Share Scheme Meeting) and Incannex optionholders (Option Scheme Meeting) to consider and vote on the Share Scheme and Option Scheme, respectively (Scheme Meetings) and approving the dispatch of an explanatory statement providing information about the Schemes, together with notice of meeting for each of the Scheme Meetings (together, the Scheme Booklet), to Incannex shareholders and Incannex optionholders.

Scheme Booklet

Incannex confirms that the Australian Securities and Investments Commission has registered the Scheme Booklet. A copy of the Scheme Booklet is attached to this announcement and will also be made available on Incannex’s website at https://www.incannex.com/.

The Scheme Booklet is expected to be dispatched to Incannex shareholders and Incannex optionholders on or before 9 October2023. For details of how you will receive your Scheme Booklet, please refer to Incannex’s announcement released earlier today.

Independent Expert’s Report and Directors’ Recommendation

The Scheme Booklet includes a copy of the independent expert’s report prepared by Findex Corporate Finance (Aust) Ltd (Independent Expert), which concludes that the Share Scheme is in the best interest of Incannex shareholders, and also that the Option Scheme is in the best interest of Incannex optionholders. The conclusion of the Independent Expert should be considered in the context of the full Independent Expert’s report (which is included as Annexure A of the Scheme Booklet) and the Scheme Booklet.

The Directors of Incannex continue to unanimously recommend that:

●	Incannex shareholders vote in favour of the Share Scheme at the Share Scheme Meeting, subject to the Independent Expert continuing to conclude that the Share Scheme is in the best interest of -Incannex shareholders; and

●	Incannex optionholders vote in favour of the Option Scheme at the Option Scheme Meeting, subject to the Independent Expert continuing to conclude that the Option Scheme is in the best interest of Incannex optionholders.

Subject to those same qualifications, each Director of Incannex intends to vote, or cause to be voted, all Incannex shares or Incannex options held or controlled by them at the time of the Scheme Meetings in favour of the Share Scheme or Option Scheme (as applicable).

Scheme Meetings

The Scheme Meetings will be held on Wednesday, 8 November 2023 at the offices of Thomson Geer at Level 23, Rialto South Tower, 525 Collins Street Melbourne, Victoria 3000, with the Share Scheme Meeting beginning at 10:00 am (Melbourne time) and the Option Scheme Meeting beginning at the later of the conclusion of the Share Scheme Meeting and 10:30 am (Melbourne time).

Date: October 5, 2023 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Further information on the Scheme Meetings, and information regarding how to participate in, the Scheme Meetings is provided in the notices of meeting for the Scheme Meetings included in the Scheme Booklet.

All Incannex shareholders and Incannex optionholders registered as at 7:00pm (Melbourne time) on Monday, 6 November 2023 will be eligible to vote at the relevant Scheme Meeting.

All Incannex shareholders and Incannex optionholders are encouraged to vote by attending the relevant Scheme Meeting in person or by attorney or corporate representative, or alternatively by completing and ensuring the proxy form accompanying the Scheme Booklet is received by 10:00 am (Melbourne time) on Monday, 6 November 2023 in respect of the Share Scheme Meeting, and 10:30 am (Melbourne time) on Monday, 6 November 2023 in respect of the Option Scheme Meeting.

Further Information

Incannex shareholders and optionholders should carefully read the Scheme Booklet in its entirety, including the materials accompanying it, before deciding whether to vote in favour of their respective Scheme. If after reading the Scheme Booklet you have any questions about the Schemes or the Scheme Booklet, please contact the Incannex Schemes Information Line on 1300 429 179 (within Australia) or +61 2 7208 4522 (outside Australia) between 8:30 am and 7:00 pm (Melbourne time) Monday to Friday, excluding public holidays.

Annex A

INCANNEX HEALTHCARE LIMITED

SCHEME BOOKLET

for the recommended schemes of arrangement between Incannex Healthcare Limited ACN 096 635 246 (**Incannex**) and the Shareholders and Incannex and the Optionholders in relation to the proposed re-domicile of Incannex to the United States.

VOTE IN FAVOUR

Your Directors unanimously recommend that you vote in favour of the Schemes subject to the Independent Expert continuing to conclude that the Share Scheme is in the best interest of Shareholders and the Option Scheme is in the best interest of Optionholders

The Independent Expert has concluded that **the Share Scheme is in the best interest of the Shareholders** and **the Option Scheme is in the best interest of the Optionholders**.

This is an important document and requires your immediate attention. You should read this document in its entirety before deciding whether or not to vote in favour of the Schemes. If you are in any doubt as to how to deal with this document, you should consult your financial, legal or other professional adviser immediately.

If you require further information or have questions in relation to the Schemes, please contact the Incannex Schemes Information Line on 1300 429 179 (within Australia) or +61 2 7208 4522 (outside Australia) Monday to Friday between 8:30am and 7:00pm (Melbourne time).

Thomson Geer

Lawyers

Australian Legal Adviser

Table of Contents

Letter from Chairman of Incannex

Dear Incannex Shareholders and Optionholders

On 10 July 2023, Incannex announced its proposal to re-domicile the Incannex Group to the United States pursuant to schemes of arrangement between Incannex and the Shareholders and Incannex and the Optionholders. This will occur through Incannex US (a newly-formed company incorporated in the State of Delaware in the United States for the sole purpose of the re-domiciliation) becoming the new holding company of Incannex and parent company of the Incannex Group.

Your Directors unanimously recommend that you vote in favour of the Schemes, subject to the Independent Expert continuing to conclude that the Share Scheme is in the best interest of Incannex Shareholders and the Option Scheme is in the best interest of Incannex Optionholders.

The Independent Expert appointed by the Board has concluded that the Share Scheme is in the best interest of the Shareholders and the Option Scheme is in the best interest of the Optionholders. The full report of the Independent Expert is attached as Annexure A to this Scheme Booklet.

Under the Proposed Transaction, subject to the satisfaction of certain conditions:

- Incannex US will acquire all of the Shares and, in exchange, eligible Share Scheme Participants will be issued the Share Scheme Consideration (in the form of Incannex US Shares) representing an equivalent proportional interest in Incannex US as they held in Incannex prior to the implementation of the Proposed Transaction (subject to the Sale Facility, discussed at Section 5.6 of this Scheme Booklet);
- all of the Options will be cancelled in exchange for Incannex US issuing to Option Scheme Participants the Option Scheme Consideration (in the form of Incannex US Options which will essentially be on the same economic terms as the Options); and
- the existing listing of Incannex and quotation of Shares on ASX (as its primary listing) and on Nasdaq in the form of American Depository Shares (ADS) (as its secondary listing) will be replaced with a new listing of Incannex US on Nasdaq (as its sole listing). Incannex US Shares will be quoted on Nasdaq (it is expected using Incannex's existing ADS ticker code, "IXHL") and Incannex ADSs will cease to exist.

Importantly, the Proposed Transaction will not result in any changes to the operations, management or strategy of the Incannex Group.

The Incannex Board believes that the re-domiciliation of the Incannex Group to the United States has several benefits including:

- improved access to lower-cost equity capital in the US markets, which are larger and more diverse than Australian capital markets, thus enabling future growth to be financed at a lower cost;
- increased alignment with other prominent pharmaceutical companies that are already listed on Nasdaq which can enhance the group's visibility and reputation within the industry, making it more attractive to potential investors, strategic partners, and other stakeholders;
- a US corporate structure that may increase the Incannex group's attractiveness to potential merger partners, sellers or acquirers;
- enhanced regulatory pathway for Incannex's pharmaceutical products through direct access to FDA resources, guidance, and expertise;
- better collaborative opportunities with FDA; and
- increased attractiveness of Incannex US to a broader US investor pool who previously could not invest in securities of non-US companies or American Depositary Shares.

These benefits are summarised in more detail in Section 2.1 of this Scheme Booklet.

While we believe that the benefits of the re-domiciliation of the Incannex Group are significant and will produce long term benefits for the Incannex Group, we also recognise that there are some potential disadvantages (including the implementation cost of the Proposed Transaction, that the re-domicile results in a change to a new jurisdiction that many Shareholders and Optionholders may not be familiar with, that Ineligible Foreign Shareholders and Non-Electing Small Parcel Holders will be paid cash as consideration for the transfer of their Shares under the Share Scheme rather than securities in Incannex US, and that Ineligible Foreign Optionholders will not receive any Incannex US Options under the Option Scheme in consideration for cancellation of their Incannex Options). These potential disadvantages are described in further detail in Section 2.3 of this Scheme Booklet.

This Scheme Booklet sets out our rationale for the Proposed Transaction, how it will be implemented and other important issues such as the potential taxation consequences and the nature of the change in the legal entity in which you will hold your investment if the Share Scheme is implemented.

Please read this Scheme Booklet carefully and in its entirety as it contains important information in relation to the Schemes, including the reasons for your Directors' recommendations and the Independent Expert's Report prepared by Findex Corporate Finance (Aust) Ltd.

Your vote is important regardless of how many Shares or Options you hold. If you are unable to attend your respective Scheme Meeting in person, I encourage you to submit your vote by completing your personalised Proxy Form which is enclosed with this Scheme Booklet, and return it in accordance with the directions on the Proxy Form so that it is received by no later than 10:00am (Melbourne time) on 6 November 2023 for the Share Scheme Meeting or 10:30am (Melbourne time) on 6 November 2023 for the Option Scheme Meeting (as applicable). If you are in any doubt as to what actions you should take, please consult your professional adviser.

Yours faithfully

Troy Valentine
Chairman

Important Notices

Date of this Scheme Booklet

This Scheme Booklet is dated 4 October 2023.

Defined terms and interpretation

Capitalised terms used in this Scheme Booklet (other than in the Independent Expert's Report contained in Annexure A) and the Proxy Forms or for Small Parcel Holders, the Small Parcel Holder Election Form, accompanying this Scheme Booklet are either defined in brackets when first used or are defined in the Glossary in Section 13. The Glossary also sets out some rules of interpretation which apply to this Scheme Booklet. The Independent Expert's Report contains its own defined terms which are sometimes different from those set out in the Glossary in Section 13.

References to Scheme Booklet, Sections and Annexures

References to Sections and Annexures are to the named Sections and Annexures in this Scheme Booklet (unless otherwise stated).

Purpose of this Scheme Booklet

This Scheme Booklet includes the Explanatory Statements for the Schemes required by section 412(1) of the Corporations Act. The purpose of this Scheme Booklet is to explain the terms of the Schemes and the manner in which each Scheme will be implemented (if approved). This Scheme Booklet provides all information required to be given to the Shareholders and the Optionholders or that is otherwise material to the making of a decision in relation to a Scheme, being information that is within the knowledge of any Director which has not previously been disclosed to the Shareholders and Optionholders.

General

This Scheme Booklet is important. You should read this Scheme Booklet carefully before making a decision about how to vote on the Share Scheme Resolution to be considered at the Share Scheme Meeting (if you are a Shareholder), electing to retain a Small Parcel (if you are a Small Parcel Holder) and the Option Scheme Resolution to be considered at the Option Scheme Meeting (if you are an Optionholder).

No investment advice

This Scheme Booklet does not constitute financial product advice and has been prepared without reference to individual investment objectives, financial situation, taxation position or particular needs of any Shareholder or Optionholder or any other person. It is important that you read this Scheme Booklet before making any decision, including a decision on whether or not to vote in favour of a Scheme. This Scheme Booklet should not be relied upon as the sole basis for any investment decision in relation to Shares, Options or any other securities. If you are in doubt as to what you should do, you should consult your legal, investment, taxation or other professional adviser.

Shareholders and Optionholders should consult their taxation adviser as to the applicable tax consequences of the Schemes. A summary of certain Australian tax considerations is detailed in Annexure I and certain United States tax considerations is detailed in Section 10.

Responsibility statement - Independent Expert Report

Findex Corporate Finance (Aust) Ltd has prepared, and is solely responsible for, the Independent Expert's Report contained in Annexure A.

Neither Incannex or Incannex US nor any of their respective directors, officers or advisers (other than the advisers on the basis referred to above), assume any responsibility for the accuracy or completeness of any of the information in the Independent Expert's Report.

The directors of Incannex and Incannex US confirm that they have not obtained any other reports from independent experts for the purpose of the Schemes other than the Independent Expert's Report.

Role of ASIC

A copy of this Scheme Booklet has been lodged with, and registered by, ASIC for the purposes of section 412(6) of the Corporations Act. ASIC has been given the opportunity to comment on this Scheme Booklet in accordance with section 411(2)(b) of the Corporations Act. Neither ASIC nor any of its officers takes any responsibility for the contents of this Scheme Booklet.

ASIC has been requested to provide statements, in accordance with section 411(17)(b) of the Corporations Act, that it has no objection to the Schemes. If ASIC provides those statements, they will be produced to the Court on the Second Court Date.

Role of ASX

A copy of this Scheme Booklet has been lodged with ASX. Neither ASX nor any of its officers takes any responsibility for the contents of this Scheme Booklet.

Role of Nasdaq

Neither Nasdaq nor any of its officers takes any responsibility for the contents of this Scheme Booklet.

Important notice associated with the Court order under section 411(1) of the Corporations Act

The fact that, under section 411(1) of the Corporations Act, the Court has ordered that meetings be convened and has directed that this explanatory statement accompany the Notice of Share Scheme Meeting and the Notice of Option Scheme Meeting does not mean that the Court:

(i) has formed any view as to the merits of the proposed Schemes or as to how you should vote (on this matter, you must reach your own decision); or

(ii) has prepared, or is responsible for the content of, the Explanatory Statements.

Notice to non-Australian Shareholders and Optionholders

Restrictions in foreign jurisdictions may make it impractical or unlawful for Incannex US Shares and Incannex US Options to be issued to, or received by, Shareholders and Optionholders in certain jurisdictions outside Australia. No action has been taken to register or qualify the Incannex US Shares and Incannex US Options or otherwise permit a public offer of such securities in any jurisdiction outside Australia. Based on the information available, Shareholders and Optionholders of Incannex whose addresses are shown in the register on the Record Date as being in the following jurisdictions will be entitled to receive the Scheme Booklet and have Incannex US Shares and Incannex US Options issued to them under the Schemes subject to any qualifications set out below in respect of that jurisdiction:

(i) Australia;

(ii) Canada;

(iii) European Union (Germany, Italy and Netherlands), where (i) the Incannex shareholder or Incannex optionholder is a "qualified investor" (as defined in Article 2(e) of the EU Prospectus Regulation) or (ii) the number of other Incannex shareholders and Incannex optionholders is less than 150;

(iv) Hong Kong;

(v) Indonesia, where the number of Incannex shareholders and Incannex optionholders is less than 50;

(vi) Japan, where the number of Incannex shareholders and Incannex optionholders is less than 50;

(vii) New Zealand, to all Incannex shareholders participating in the Share Scheme and to less than 20 Incannex optionholders participating in the Option Scheme;

(viii) Philippines;

(ix) Singapore;

(x) United Kingdom;

(xi) United States; and

(xii) any other person or jurisdiction in respect of which Incannex reasonably believes that it is not prohibited and not unduly onerous or impractical to issue Incannex US Shares and Incannex US Options to an Incannex Shareholder or Optionholder with a registered address in such jurisdiction.

Nominees and custodians who hold Incannex shares and Incannex options on behalf of a beneficial owner resident outside Australia, Canada, Hong Kong, New Zealand (Share Scheme only), Philippines, Singapore, United Kingdom or the United States may not forward this Scheme Booklet (or any accompanying document) to anyone outside these countries without the consent of Incannex, except nominees and custodians may forward the Scheme Booklet to any beneficial shareholder in the European Union (Germany, Italy and Netherlands) who is a "qualified investor" (as defined in Article 2(e) of the Regulation (EU) 2017/1129 of the European Parliament and the Council of the European Union).

A Shareholder or Optionholder whose address shown in the Incannex Share Register or Incannex Option Register is in a jurisdiction outside the Eligible Jurisdictions will be deemed to be an Ineligible Foreign Holder for the purposes of the Schemes. Shareholders and Optionholders who are deemed to be Ineligible Foreign Holders should refer to Section 5.4 for more information.

This Scheme Booklet and the Schemes do not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer or solicitation.

The release, publication or distribution of this Scheme Booklet and/or the accompanying documents into jurisdictions other than Australia may be restricted by law and this Scheme Booklet and/or the accompanying documents may not be distributed or published in any jurisdiction except under circumstances which result in compliance with applicable laws and regulations. Therefore, persons into whose possession this Scheme Booklet and/or the accompanying documents come should observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws and regulations of any such jurisdiction.

See Section 12.16 for further information on legal restrictions outside Australia on the distribution of the Scheme Booklet and participation in the Schemes.

Notice to Shareholders and Optionholders in the United States

The Incannex US Shares and the Incannex US Options (and the underlying shares of common stock) have not been registered under the US Securities Act or the securities laws of any state or other jurisdiction of the United States. Instead, Incannex US intends to rely on an exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of the US Securities Act in connection with the consummation of the Schemes and the issuance of Incannex US Shares and the Incannex US Options (and the underlying shares of common stock). Section 3(a)(10) of the US Securities Act exempts securities issued in exchange for other securities from the general requirement of registration where the terms and conditions of the issuance and exchange have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance at which all persons to whom the securities will be issued have the right to appear. Approval of the Schemes by the Court will be relied upon by Incannex and Incannex US for purposes of qualifying for the Section 3(a)(10) exemption.

This Scheme Booklet has not been filed with, or reviewed by, the US Securities and Exchange Commission or any US state securities authority and none of them has passed upon the merits of the Schemes or the accuracy, adequacy or completeness of this Scheme Booklet. Any representation to the contrary is a criminal offence.

Incannex Shareholders and Optionholders in the United States should note that the Schemes will be conducted in accordance with the laws of Australia and ASX Listing Rules. As a result, it may be difficult for you to enforce your rights, including any claim you may have arising under US federal securities laws, as Incannex is incorporated in Australia and some of its officers and directors are resident in Australia. As such, you may not be able to take legal action against Incannex or its officers and directors in Australia for violations of US securities laws and it may be difficult to compel Incannex and its officers and directors to subject themselves to a US court's judgement.

Forward looking statements

Certain statements in this Scheme Booklet relate to the future, including forward looking statements and information ('forward looking statements') within the meaning of Australian and US securities laws. The forward looking statements in this Scheme Booklet, including statements relating to the Incannex Group and the transactions contemplated by the Scheme Implementation Deed, are not based on historical facts, but rather reflect the current views and expectations of Incannex. These statements may generally be identified by the use of forward looking verbs such as 'aim', 'anticipate', 'believe', 'estimate', 'expect', 'foresee', 'intend' or 'plan', qualifiers such as 'may', 'should', 'likely' or 'potential', or similar words. Similarly, statements that describe the expectations, goals, objectives, plans, targets, estimates and future costs of Incannex are, or may be, forward looking statements.

Forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performances or achievements of Incannex or the Incannex Group to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Incannex and the Incannex Group will operate in the future, including the price of commodities, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward looking statements include, among others, share market risk, operational risk, general economic conditions, share price fluctuations, legislative change, litigation risks, dependence on outside parties, changes in laws and regulations, risks associated with clinical trials, reliance on key personnel and consultants, additional requirements for capital, competition, risks associated with the medicinal cannabis and psychedelic medicine industries in Australia, intellectual property rights risks, technology, innovation and cyber security risks and risks associated with the Schemes. See Section 9 for a (non-exhaustive) discussion of potential risk factors underlying, and other information relevant to, the forward looking statements and information. Forward looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on them. All forward looking statements should be read in light of such risks and uncertainties.

You should note that the historical performance of Incannex is no assurance of its or the Incannex Group's future financial performance. Neither Incannex, Incannex US nor their respective directors or any other person, gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements and information in this Scheme Booklet will actually occur.

The forward looking statements in this Scheme Booklet reflect views and expectations held only at the date of this Scheme Booklet. Incannex believes that all forward looking statements included in this Scheme Booklet about Incannex and Incannex US have been made on a reasonable basis. However, none of Incannex and its directors nor any other person gives any representation, assurance or guarantee that any outcome, performance or results expressed or implied by any forward looking statements in this Scheme Booklet will actually occur. Shareholders and Optionholders should therefore treat all forward looking statements with caution and not place undue reliance on them.

Subject to any continuing obligations under law or the Listing Rules, Incannex, Incannex US and their respective directors disclaim any obligation to revise or update, after the date of this Scheme Booklet, any forward looking statements to reflect any change in views, expectations or assumptions on which those statements are based.

Diagrams, charts, maps, graphs and tables

Any diagrams, charts, maps, graphs and tables appearing in this Scheme Booklet are illustrative only and may not be drawn to scale.

Effect of rounding

A number of figures, amounts, percentages, prices, estimates, calculations of value and fractions in this Scheme Booklet are subject

to the effect of rounding (unless otherwise stated). Accordingly, the actual calculation of these figures may differ from the figures set out in this Scheme Booklet, and any discrepancies in any table between totals and sums of amounts listed in that table or to previously published figures are due to rounding.

Currency

All references in this Scheme Booklet to:

- 'A$', 'AUD' and 'Australian dollars' are to Australian currency; and
- 'US$', 'USD' and 'US dollars' are to US currency.

Privacy and personal information

Incannex will need to collect personal information to implement the Schemes. The personal information may include the names, contact details and details of shareholdings of Shareholders and option holdings of Optionholders together with contact details of individuals appointed by Shareholders and Optionholders as proxies, body corporate representatives or attorneys for the purposes of a Scheme Meeting. The collection of some of this information is required or authorised by the Corporations Act.

Shareholders and Optionholders who are individuals, and other individuals in respect of whom personal information is collected, have certain rights to access the personal information collected about them and may contact the Share Registry if they wish to exercise those rights.

The information may be disclosed to print and mail service providers, and to Incannex and its advisers and agents, including the transfer agent in the US, to the extent necessary to effect the Schemes. If the information outlined above is not collected, Incannex may be hindered in, or prevented from, conducting one or both of the Scheme Meetings or implementing one or both of the Schemes effectively, or at all.

Shareholders and Optionholders who appoint an individual as their proxy, body corporate representative or attorney to vote at a Scheme Meeting should inform that individual of the matters outlined above.

Persons are entitled, under section 173 of the Corporations Act, to inspect and copy the Incannex Share Register. The Incannex Share Register contains personal information about the Shareholders and the Incannex Option Register contains personal information about the Optionholders.

Important dates and times for the Schemes[1]

Date of this Scheme Booklet	4 October 2023
Latest time and date for lodgement of completed Proxy Forms for the Scheme Meetings	10:00am (Melbourne time) on 6 November 2023 for the Share Scheme Meeting 10:30am (Melbourne time) on 6 November 2023 for the Option Scheme Meeting
Time and date for determining eligibility of Shareholders to vote at the Share Scheme Meeting and Optionholders to vote at the Option Scheme Meeting	7:00pm (Melbourne time) on 6 November 2023
Share Scheme Meeting	10:00am (Melbourne time) on 8 November 2023
Option Scheme Meeting	10:30am (Melbourne time) on 8 November 2023
Court hearing for approval of the Schemes	16 November 2023 at 10:15am (Melbourne time)
Effective Date of the Schemes	17 November 2023
Last date of trading of Shares on ASX	17 November 2023
Record Date for determining entitlements to the Share Scheme Consideration and the Option Scheme Consideration	7:00pm (Melbourne time) on 21 November 2023
Implementation Date for the Schemes	28 November 2023
Delisting of Incannex from the official list of ASX	29 November 2023
Admission of Incannex US on Nasdaq	29 November 2023
First day of quotation of Incannex US Shares on Nasdaq[2]	Expected to commence promptly following the Implementation Date

Note:

(1) All stated dates and times are indicative only. The actual timetable will depend on many factors outside the control of Incannex and Incannex US, including the Court approval process and the satisfaction or waiver of the conditions precedent to the completion of the Schemes by each of Incannex and Incannex US. Any changes to the above timetable will be announced to ASX and Nasdaq and will be available on Incannex's website at https://www.incannex.com/.

(2) Share Scheme Participants (other than Ineligible Foreign Shareholders and Non-Electing Small Parcel Holders) will be able to trade their Incannex US Shares immediately upon receipt of their DRS Statement after the Implementation Date. Refer to Section 11.11 for further information.

1 Summary of the Schemes

1.1 Introduction

This summary identifies key features of the Schemes but must be read in conjunction with the additional detailed information for Shareholders and Optionholders set out in this Scheme Booklet. You are urged to read this Scheme Booklet in its entirety.

On 10 July 2023, Incannex announced a proposal to re-domicile to the United States by way of schemes of arrangement between Incannex and its Shareholders and Incannex and its Optionholders, whereby Incannex US will, subject to the satisfaction of conditions, acquire the entire issued share capital of Incannex and become the new holding company for the Incannex Group and all Incannex Options will be cancelled. Accordingly, if the Schemes proceed:

- all Share Scheme Participants as at the Record Date (whether or not they voted for or against the Share Scheme and other than Ineligible Foreign Shareholders and Non-Electing Small Parcel Holders), will be issued the Share Scheme Consideration;
- all Option Scheme Participants as at the Record Date (whether or not they voted for or against the Option Scheme), will be issued the Option Scheme Consideration;
- Incannex will be de-listed from ASX and Nasdaq and will become a wholly-owned subsidiary of Incannex US. In particular, Incannex US will be the successor issuer of Incannex for purposes of Incannex's Nasdaq listing; and
- Incannex US will be listed on Nasdaq alone and Incannex US Shares will be quoted on Nasdaq. The Incannex Group will cease to have any involvement with ASX.

In connection with the Share Scheme, Incannex US's shares of common stock will be listed on Nasdaq (as its sole listing). Holders of Incannex US Shares will be able to trade their Incannex US Shares on Nasdaq as soon as practicable after the implementation of the Share Scheme.

This Scheme Booklet contains important information that the Board believes Shareholders and Optionholders should consider in deciding whether to vote in favour of, or against, the Share Scheme and the Option Scheme (respectively).

1.2 What you will receive if the Share Scheme becomes Effective

If the Share Scheme is approved and becomes Effective:

- Share Scheme Participants who hold Scheme Shares (other than an Ineligible Foreign Shareholder or a Non-Electing Small Parcel Holder) will be issued one Incannex US Share for every 100 Scheme Shares held by that Scheme Participant on the Record Date (rounded up to the nearest whole Incannex US Share);
- the **ADS Depositary** (who holds Incannex Shares for the benefit of the ADS Holders) will be issued through their Australian custodian one Incannex US Share for every 100 Scheme Shares deposited on the Record Date (rounded up to the nearest whole Incannex US Share); and
- Incannex US will procure that the ADS Depositary delivers (by way of exchange) such Incannex US Shares to the ADS Holders on the basis of one Incannex US Share for every four Incannex ADSs held on the Record Date.

If you are an Ineligible Foreign Shareholder or a Non-Electing Small Parcel Holder and the Share Scheme becomes Effective, on the Implementation Date, your Shares will be transferred to Incannex US and the Incannex US Shares which would have been issued to you as Share Scheme Consideration, will be issued to the Sale Agent. If you are an Ineligible Foreign Shareholder or a Non-Electing Small Parcel Holder, Incannex US must procure that the Sale Agent sells those Incannex US Shares as soon as reasonably practicable and, in any event, within eight weeks following the Implementation Date and remits the net sale proceeds (minus applicable taxes, stamp duty, charges, brokerage costs and other selling costs) to Incannex US. Incannex US must then promptly remit to you your pro rata share of the net proceeds from the sale of such Incannex US Shares sold through the Sale Facility. Ineligible Foreign Shareholders and Non-Electing Small Parcel Holders are encouraged to contact Incannex, through the Incannex Schemes Information Line or the Share Registry, to ensure that their details are up to date to facilitate prompt receipt of their pro rata share of the net proceeds.

Incannex US will dispatch DRS Statements to Share Scheme Participants who are not Ineligible Foreign Shareholders or Non-Electing Small Parcel Holders in respect of the Incannex US Shares that Share Scheme Participant is entitled as soon as practicable after the Implementation Date.

Further details about the Share Scheme Consideration, Ineligible Foreign Shareholders and Non-Electing Small Parcel Holders are set out in Sections 5.2, 5.4 and 5.5, respectively. Shareholders should also refer to Annexure I and Section 10 for important information in relation to certain Australian and United States tax implications of the Schemes (particularly, as applicable to the Share Scheme).

1.3 What you will receive if the Option Scheme becomes Effective

If the Option Scheme is approved and becomes Effective, Option Scheme Participants (other than Ineligible Foreign Optionholders) who hold Scheme Options will receive one Incannex US Option for every 100 Scheme Options held by that Option Scheme Participant on the Record Date (rounded up to the nearest whole Incannex US Option).

Ineligible Foreign Optionholders will have their Options cancelled on the implementation of the Option Scheme at the same time and in the same way as all Options will be cancelled. However, as Ineligible Foreign Optionholders, those Option holders will not receive any Incannex US Options on the cancellation of their Options.

Further details about the Option Scheme Consideration are set out in Section 5.3. Optionholders should also refer to Annexure I and Section 10 for important information in relation to certain Australian and United States tax implications of the Schemes (particularly, as applicable to the Option Scheme).

1.4 Directors' recommendations

Your Directors unanimously recommend that:

(a) Shareholders vote in favour of the Share Scheme subject to the Independent Expert continuing to conclude that the Share Scheme is in the best interest of Shareholders; and

(b) Optionholders vote in favour of the Option Scheme subject to the Independent Expert continuing to conclude that the Option Scheme is in the best interest of Optionholders.

Each of the Directors will:

(a) (subject to the Independent Expert continuing to conclude that the Share Scheme is in the best interest of Shareholders) vote, or procure the voting of any Shares controlled or held by, or on behalf of, them at the time of the Share Scheme Meeting, in favour of the Share Scheme at the Share Scheme Meeting; and

(b) (subject to the Independent Expert continuing to conclude that the Option Scheme is in the best interest of Optionholders) vote, or procure the voting of any Options controlled or held by, or on behalf of, them at the time of the Option Scheme Meeting, in favour of the Option Scheme at the Option Scheme Meeting.

The reasons to vote in favour of, or against, the Schemes as considered by the Directors are set out in Section 2.

A summary of implications for Shareholders and Optionholders if either or both of the Schemes do not proceed are set out in Section 3 under the heading titled, '*What happens if either or both of the Schemes are not approved*'.

1.5 Independent Expert

Incannex has commissioned Findex Corporate Finance (Aust) Ltd as the Independent Expert to prepare a report to ascertain whether the Share Scheme and the Option Scheme are in the best interest of Shareholders and Optionholders (respectively).

The Independent Expert has concluded that **the Share Scheme is in the best interest of the Shareholders** and **the Option Scheme is in the best interest of the Optionholders**. The Independent Expert's Report is set out in Annexure A.

1.6 **Conditions to the Schemes**

Implementation of the Schemes is subject to a number of outstanding conditions precedent that are summarised in Section 11.2 and include:

(a) in relation to the Share Scheme:

(i) the approval of the Share Scheme by Shareholders and the Court; and

(ii) the Incannex US Shares having been authorised for listing on Nasdaq, subject to official notice of issuance following implementation and any customary conditions; and

(b) in relation to the Option Scheme:

(i) the approval of the Option Scheme by Optionholders and the Court; and

(ii) the approval of the Share Scheme by Shareholders and the Court.

A full description of all of the conditions to each Scheme is included in the Scheme Implementation Deed in Annexure B.

1.7 **Scheme Meetings**

The Scheme Meetings, to approve the Schemes, are scheduled to be held at Thomson Geer, Level 23, Rialto South Tower, 525 Collins Street Melbourne, Victoria 3000 on 8 November 2023.

The Share Scheme Meeting will commence at 10:00am (Melbourne time) and the Option Scheme Meeting will commence at the later of 10:30am (Melbourne time) and the conclusion of the Share Scheme Meeting.

Voting eligibility for the each of the Scheme Meetings will be determined as at 7:00pm (Melbourne time) on 6 November 2023.

Further details of the Scheme Meetings, including how to vote, are outlined in Section 4. The Notice of Share Scheme Meeting is contained in Annexure G and the Notice of Option Scheme Meeting is contained in Annexure H.

1.8 **Approvals**

(a) **Share Scheme**

Approval for the Share Scheme is required from Shareholders and the Court as follows.

(i) (**Shareholders**) The Share Scheme must be approved by the Requisite Majority of Shareholders, being:

(A) unless the Court orders otherwise, a majority in number (more than 50%) of Shareholders present and voting at the Share Scheme Meeting (in person or by proxy, corporate representative or attorney); and

(B) at least 75% of the total number of votes which are cast on the Share Scheme Resolution.

(ii) (**Court approval**) If the Share Scheme is approved at the Share Scheme Meeting, and all other conditions of the Share Scheme have been satisfied or (where applicable) waived, the Court will be asked to approve the Share Scheme at the Second Court Hearing in accordance with section 411(4)(b) of the Corporations Act. The Second Court Date is expected to be on or around 16 November 2023.

(b) **Option Scheme**

Approval for the Option Scheme is required from Optionholders and the Court as follows:

(i) (**Optionholders**) The Option Scheme must be approved by the Requisite Majority of Optionholders, being:

(A) unless the Court orders otherwise, a majority in number (more than 50%) of Optionholders present and voting at the Option Scheme Meeting (in person or by proxy, corporate representative or attorney); and

(B) at least 75% of the total number of votes (determined by reference to the value of each of the Options) which are cast on the Option Scheme Resolution.

(ii) (**Court approval**) If the Option Scheme is approved at the Option Scheme Meeting, and all other conditions of the Option Scheme have been satisfied or (where applicable) waived, the Court will be asked to approve the Option Scheme at the Second Court Hearing in accordance with section 411(4)(b) of the Corporations Act. The Second Court Date is expected to be on or around 16 November 2023.

1.9 Implementation, timetable and procedures

If the Schemes are approved by Shareholders and Optionholders (as applicable) and the Court and all other conditions to the Schemes are satisfied or (where applicable) waived, it is expected that the Schemes will be implemented on or around 28 November 2023. The key dates and times in relation to the Schemes are set out at the beginning of this Scheme Booklet. These key dates are indicative only and are subject to change.

1.10 Tax implications

Implementation of the Schemes may have tax implications for you. You should seek your own professional advice regarding your individual tax consequences. A summary of relevant Australian and US tax implications for Shareholders and Optionholders is outlined in Annexure I and Section 10.

1.11 What to do next

(a) **Read the remainder of this Scheme Booklet**

Read the remainder of this Scheme Booklet in full before making any decision on any Scheme.

(b) **Consider your options**

Shareholders and Optionholders should refer to Section 2 for further guidance on the reasons to vote in favour of, or against, the Schemes and Section 9 for guidance on the risk factors associated with the Schemes and the Incannex Group generally.

If you have any questions in relation to the Schemes or the Scheme Meetings, please contact the Incannex Schemes Information Line on 1300 429 179 (within Australia) or +61 2 7208 4522 (outside Australia) Monday to Friday between 8:30am and 7:00pm (Melbourne time). You may also wish to consult your legal, investment, taxation, financial, taxation or other professional adviser.

(c) **Vote at the Scheme Meetings**

If you are a Shareholder, your Directors urge you to vote on the Share Scheme at the Share Scheme Meeting. The Share Scheme affects your shareholding and your vote at the Share Scheme Meeting is important in determining whether the Schemes proceed.

If you are an Optionholder, your Directors urge you to vote on the Option Scheme at the Option Scheme Meeting. The Option Scheme affects your optionholding and your vote at the Option Scheme Meeting is important in determining whether the Option Scheme proceeds.

For further details regarding voting and submitting the Proxy Forms for the Scheme Meetings, see Section 4.

Your Directors unanimously recommend that:

(i) Shareholders vote in favour of the Share Scheme subject to the Independent Expert continuing to conclude that the Share Scheme is in the best interest of Shareholders; and

(ii) Optionholders vote in favour of the Option Scheme subject to the Independent Expert continuing to conclude that the Option Scheme is in the best interest of Optionholders.

2 Reasons to vote in favour of or against the Schemes

2.1 Introduction

The Schemes have a number of advantages and disadvantages which may affect Shareholders and Optionholders in different ways, depending on their individual circumstances. Shareholders and Optionholders should seek professional advice on their particular circumstances, as appropriate.

Section 2.2 provides a summary of some of the reasons why Shareholders and Optionholders should vote in favour of the Schemes, and includes the reasons for the Directors recommending unanimously that you vote in favour of the Schemes.

Section 2.3 should be read in conjunction with Section 2.2. It sets out reasons why you may wish to vote against the Schemes.

Shareholders and Optionholders are strongly encouraged to read this Scheme Booklet, in full, including the Independent Expert's Report, before deciding how to vote on their respective Schemes. While the Directors acknowledge the reasons to vote against the Schemes, they all believe the advantages of the Schemes to significantly outweigh the disadvantages.

2.2 Reasons to vote in favour of the Schemes

Your Directors recommend the Schemes	Your Directors unanimously recommend that Shareholders vote in favour of the Share Scheme subject to the Independent Expert continuing to conclude that the Share Scheme is in the best interest of Shareholders. Your Directors also unanimously recommend that Optionholders vote in favour of the Option Scheme subject to the Independent Expert continuing to conclude that the Option Scheme is in the best interest of Optionholders. All of the Directors have formed their conclusion and made their recommendation based on the matters outlined in this Section 2. Each Director who holds or controls Shares intends to vote those Shares in favour of the Share Scheme at the Share Scheme Meeting and each Director who holds or controls Options intends to vote those Options in favour of the Option Scheme at the Option Scheme Meeting.
The Independent Expert, Findex Corporate Finance (Aust) Ltd, has concluded that the Share Scheme is in the best interest of Shareholders and that the Option Scheme is in the best interest of Optionholders	The Independent Expert, Findex Corporate Finance (Aust) Ltd, has concluded that the Share Scheme is in the best interest of Shareholders and the Option Scheme is in the best interest of Optionholders. In reaching these views, the Independent Expert has concluded that the advantages of the Share Scheme do outweigh the disadvantages and accordingly the Share Scheme is in the best interest of the Shareholders and the advantages of the Option Scheme do outweigh the disadvantages and accordingly the Option Scheme is in the best interest of the Optionholders. In particular, the Independent Expert considered: • the advantages and disadvantages of the Schemes; • other factors which it considered to be relevant to Shareholders and Optionholders in their respective assessment (including, among others, tax implications for Shareholders, implementation costs related to the Proposed Transaction and protection of Shareholders and Optionholders under the new jurisdiction); and • the position of Shareholders and Optionholders should either or both Schemes not proceed. The Independent Expert's Report is set out in Annexure A and Shareholders and Optionholders are encouraged to read it in full.
Potential to increase attractiveness of the Incannex Group to a broader US investor pool and increase the	Changing Incannex's listing from ASX and Nasdaq to Nasdaq alone, as a US company, may broaden and diversify the Incannex Group's shareholder base and enhance Incannex's visibility in the US. This may attract further investments and provide increased funding on more attractive terms to a US-domiciled company. Further, the Directors consider that US shareholders generally prefer direct investments in common stock rather than holding ADSs. By re-domiciling and listing

demand for Incannex US Shares	solely on Nasdaq, the Incannex Group can offer US investors the opportunity to invest directly in Incannex US shares of common stock, providing them with their desired ownership structure. This can attract a broader range of US investors who prefer the transparency, voting rights, and economic benefits associated with holding common stock. By accommodating this preference, the Incannex Group aims to enhance investor participation and strengthen its relationship with US shareholders.
The potential to improve the Incannex Group's capital raising ability and geographic proximity to larger and more diverse debt and equity markets	The Directors believe that Incannex US may more readily access lower-cost debt and equity capital in the US markets, which are larger and more diverse than Australian capital markets. The Directors consider that this increased access to US capital markets may enable future growth to be financed at a lower cost. Generally, US investors are more familiar with the structure of US debt and equity issues and re-domiciling Incannex to the US as an SEC-registered company may provide greater access to the broader and deeper investment capital that is available in the US.
Enhanced regulatory pathway	The Directors believe that re-domiciling and listing solely on Nasdaq will better facilitate the Incannex Group's engagement with the US Food and Drug Administration (**FDA**) and streamline the regulatory pathway for its pharmaceutical products. Being based in the US and operating under a US regulatory jurisdiction can provide the Incannex Group with direct access to FDA resources, guidance, and expertise, expediting the approval process for its clinical trials and potential product registrations. The Directors consider that this proximity to the FDA will likely strengthen the Incannex Group's ability to navigate regulatory FDA requirements and enhance the efficiency of its research and development efforts.
Collaborative opportunities with FDA	The Directors believe that proximity to the FDA through re-domiciliation and listing on Nasdaq will foster better collaborative opportunities with the regulatory agency. The Incannex Group will be able to engage in ongoing dialogue and consultations with FDA officials, seeking guidance on clinical trial design, ethics, endpoints, and regulatory submissions. The Directors consider that this collaboration can enhance the quality and credibility of the Incannex Group's research, ensuring alignment with FDA expectations and potentially expediting the approval process for its products.
Attractiveness to institutional investors	FDA approval is a critical milestone for pharmaceutical companies, as it validates the safety and efficacy of their products. The Directors believe that re-domiciling and listing solely on Nasdaq will make the Incannex Group more attractive to institutional investors in the US, who often prioritise companies with a clear regulatory pathway and a higher likelihood of FDA approval. This increased investor interest can help provide ongoing capital to continue to fund the Incannex Group's clinical research initiatives, support regulatory submissions, and advance the development of its pharmaceutical products.
Alignment with leading industry peers	The Directors believe that re-domiciling and listing solely on Nasdaq will enable the Incannex Group to align more closely with other prominent US pharmaceutical companies that are already listed on Nasdaq. The Directors consider that this alignment can enhance the Incannex Group's visibility and reputation within the industry, making it more attractive to potential investors, strategic partners, and stakeholders. It also allows the Incannex Group to participate actively in industry events, conferences, and collaborations, fostering growth and driving innovation within the pharmaceutical sector.
Shareholders and Optionholders (other than Ineligible Foreign Holders) will retain their existing exposure to Incannex's assets by receiving equivalent securities in Incannex US	If the Share Scheme is implemented, Shareholders (other than Ineligible Foreign Shareholders and Non-Electing Small Parcel Holders) will become holders of Incannex US Shares and Incannex ADS Holders will become holders of Incannex US Shares in the same proportions as their holdings of Shares as at the Record Date. If the Schemes are implemented, Optionholders (other than Ineligible Foreign Optionholders) will receive one Incannex US Option for every 100 Options cancelled and on terms which mirror, to the extent possible, their existing Options (including the proportion of new Incannex US Shares that may be issued to them on the exercise of their Incannex US Options).

2.3 **Reasons to vote against the Schemes**

You may disagree with your Directors' unanimous recommendations or the Independent Expert's conclusions	All of your Directors and the Independent Expert have concluded that **the Share Scheme is in the best interest of the Shareholders** and **the Option Scheme is in the best interest of the Optionholders**. These conclusions do not take into account your personal interests and circumstances, and so you may not believe that either or both of the Schemes are in your best interest.
Changing to a new jurisdiction and the differences in shareholders' and optionholders' rights and obligations as a shareholder or optionholder of a US domiciled company	On implementation of the Schemes, Shareholders (other than Ineligible Foreign Shareholders and Non-Electing Small Parcel Holders) will become holders of Incannex US Shares and Optionholders (other than Ineligible Foreign Optionholders) will become holders of Incannex US Options. Incannex US, as a company incorporated in the State of Delaware, will not be subject to any of the provisions of the Corporations Act (which Incannex is currently subject to) and instead will be subject to the Delaware General Corporation Law. The rights of holders of Incannex US Shares and Incannex US Options, including those living outside the US, will be primarily governed by the laws of the United States and the State of Delaware and the Incannex US Charter Documents. As a result of this, Shareholders and Optionholders may decide that they do not wish to become a shareholder or optionholder (as applicable) of a United States domiciled company and would prefer to remain a shareholder or optionholder (as applicable) of an Australian company. Currently, Shareholders and Optionholders residing in Australia wishing to take action to enforce the provisions of Incannex's constitution or the securities laws applicable to Incannex may take action in Australian courts and applying Australian law. After the implementation of the Schemes, such actions in respect of Incannex US will be determined in accordance with the laws of the United States and the State of Delaware. An Australian shareholder or optionholder will be entitled to seek enforcement of applicable laws in the same manner as a shareholder or optionholder (as applicable) residing in the United States. A non-exhaustive comparison of the rights of holders of Incannex Shares (which are also the underlying securities of the Incannex Options) and the rights of holders of Incannex US Shares (which are also the underlying securities of the Incannex US Options) is set out in Annexure J.
The potential tax consequences of the Schemes may not suit your current financial position or tax circumstances	Implementation of the Schemes may have adverse tax implications for you depending on your individual circumstances. Please refer to Annexure I and Section 10 for a general overview of certain Australian and United States tax implications of the Schemes. All Shareholders and Optionholders are advised to seek independent professional advice about their particular circumstances including, for non-Australian Shareholders and Optionholders, the foreign tax consequences.
Although the merger ratio is fixed at one Incannex US Share for every 100 Scheme Shares, the exact value of the Share Scheme Consideration if issued is not certain and will depend on the price at which the Incannex US Shares trade on Nasdaq after the Implementation Date	Under the terms of the Proposed Transaction, Shareholders on the Incannex Share Register as at the Record Date will be issued one Incannex US Share for every 100 Scheme Shares they hold (rounded up to the nearest whole Incannex US Share). The exact value of this Share Scheme Consideration that would be realised by individual Shareholders will depend on the price at which Incannex US Shares trade on Nasdaq after the Implementation Date. In addition, the Sale Agent will be issued the Incannex US Shares that would otherwise be issued in the name of Ineligible Foreign Shareholders and Non-Electing Small Parcel Holders and will sell them as soon as reasonably practicable after the Implementation Date. Although the quantum of these sales is expected to be limited, it is possible that such sales may exert downward pressure on the share price of Incannex US Shares during the applicable period.
There could be a more litigious environment under Delaware corporate law	Incannex US may be exposed to increased litigation as a Delaware corporation, as the corporate legal environment is generally more litigious in the United States compared to Australia. Shareholders of a Delaware corporation are entitled to commence class action suits on their own behalf and on behalf of any other similarly situated shareholders to

	enforce an obligation owed to shareholders directly where the requirements for maintaining a class action under Delaware law have been met. There is a risk that any material or costly dispute or litigation could adversely affect Incannex's reputation, financial performance or value.
Costs of implementing the Proposed Transaction	Incannex estimates the cost of implementing the re-domiciliation as being approximately A$850,000. These are one-off costs that have mostly already been incurred by Incannex.

2.4 **Other relevant considerations**

(a) **No brokerage or stamp duty will be payable on the transfer of your Shares pursuant to the Share Scheme**

Share Scheme Participants (subject to the below) will not incur any brokerage or stamp duty costs on the transfer of your Shares pursuant to the Share Scheme. In addition, ADS Holders will not be charged any fee for the cancellation of their Incannex ADSs.

Brokerage fees will be incurred by Ineligible Foreign Shareholders and Non-Electing Small Parcel Holders whose attributable Incannex US Shares will be issued to, and sold by, the Sale Agent, and the net cash proceeds of the sale remitted to the Ineligible Foreign Shareholders and Non-Electing Small Parcel Holders by Incannex US.

(b) **No brokerage or stamp duty will be payable on the cancellation of your Options pursuant to the Option Scheme**

You will not incur any brokerage or stamp duty costs on the cancellation of your Options pursuant to the Option Scheme.

(c) **The Schemes may be implemented even if you do not vote, or vote against the Schemes**

Even if you do not vote, or if you vote against a Scheme, that Scheme may still be implemented if it is approved by the Requisite Majority of Shareholders or Optionholders (as applicable) and by the Court. If this occurs in relation to the Share Scheme and you are a Shareholder, your Incannex Shares will be transferred to Incannex US (as applicable), and you will be issued the Share Scheme Consideration even though you did not vote on, or voted against, the Share Scheme. Similarly, if this occurs in relation to the Option Scheme and you are an Optionholder, your Incannex Options will be cancelled and in consideration, Incannex US Options will be issued to you (unless you are an Ineligible Foreign Optionholder, in which case your Incannex Options will be cancelled for nil consideration).

3 Frequently Asked Questions

The following table provides brief answers to questions you may have in relation to the Schemes, but should be read in conjunction with the more detailed information included in this Scheme Booklet. You are urged to read this Scheme Booklet in its entirety.

Questions about the Schemes	
What are Shareholders and Optionholders being asked to consider?	On 10 July 2023, Incannex announced a proposal to re-domicile to the United States by way of schemes of arrangement between Incannex and its Shareholders and Incannex and its Optionholders. Under these Schemes, Incannex US will, subject to the satisfaction of certain conditions, acquire the entire issued share capital of Incannex and Incannex US will become the new holding company for the Incannex Group. **Shareholders** If the Share Scheme is implemented, Share Scheme Participants will hold 100% of the Incannex US Shares in the same percentages as their existing holdings in Incannex, subject to the provisions of the Share Scheme dealing with Ineligible Foreign Shareholders and Non-Electing Small Parcel Holders. Incannex US will, in turn, become the holder of all the issued Shares in Incannex. Incannex US will list the Incannex US Shares on Nasdaq (as its sole listing), to replace Incannex's current listings of Shares on ASX and ADSs on Nasdaq. One of the conditions to implement the Share Scheme is that the Shareholders must approve the Share Scheme by the Requisite Majority at the Share Scheme Meeting. Shareholders are therefore being asked to consider whether to vote in favour of the Share Scheme which, if implemented, will result in Share Scheme Participants transferring their Shares to Incannex US and becoming holders of Incannex US Shares. **Optionholders** If the Option Scheme is implemented, Option Scheme Participants will hold 100% of the Incannex US Options in the same percentages as their existing holdings in Incannex, subject to the provisions of the Option Scheme dealing with Ineligible Foreign Optionholders. One of the conditions to implement the Option Scheme is that Optionholders must approve the Option Scheme by the Requisite Majority at the Option Scheme Meeting. Optionholders are therefore being asked to consider whether to vote in favour of the Option Scheme which, if implemented, will result in the Options being cancelled in exchange for Option Scheme Participants becoming holders of Incannex US Options.
What are the Schemes?	The Share Scheme is a scheme of arrangement between Incannex and the Shareholders at the Record Date and the Option Scheme is a scheme of arrangement between Incannex and the Optionholders at the Record Date. A scheme of arrangement is a statutory procedure that is commonly used to enable one company to acquire another company. The Schemes will effect the acquisition of Incannex by Incannex US, resulting in the re-domicile of the Incannex Group to the US so that the new holding company of the Incannex Group will be incorporated in Delaware, USA. The Schemes require the approval of the Requisite Majority of Shareholders and Optionholders (as applicable) at the Scheme Meetings and the approval of the Court. The terms of the Share Scheme are set out in full in Annexure C and the terms of the Option Scheme are set out in Annexure E. The Schemes will be governed by the laws of Victoria, Australia.

Questions about the Schemes	
What consideration will I receive?	If the Schemes become Effective, and you are a Share Scheme Participant who holds Scheme Shares (other than an Ineligible Foreign Shareholder or Non-Electing Small Parcel Holder), you will be issued one Incannex US Share for every 100 Scheme Shares you own at the Record Date (rounded up to the nearest whole Incannex US Share). If you are an ADS Holder, you will be entitled to receive one Incannex US Share for every four Incannex ADSs you hold on the Record Date. If you are an Optionholder (other than an Ineligible Foreign Optionholder), you will be issued one Incannex US Option for every 100 Scheme Options you hold at the Record Date (rounded up to the nearest whole Incannex US Option).
How has the exchange ratio been determined?	The exchange ratio has been determined by Incannex and Incannex US having regard to: • the current trading price of Shares on ASX and Incannex ADSs on Nasdaq; • the theoretical trading price of Incannex US Shares and the trading price that is expected of a stock listing on a major stock exchange in the United States; and • the minimum listing price requirement of US$4.00 on Nasdaq. The exchange ratio will effect an 'implicit consolidation' of the securities a Shareholder or Optionholder holds (as at the Record Date), in that the existing Incannex Shares and Incannex Options will effectively be consolidated on a 100-to-1 basis on their exchange with new Incannex US Shares and Incannex US Options to be issued by Incannex US (subject to Ineligible Foreign Optionholders being unable to receive any Incannex US Options under the Option Scheme). Accordingly, on implementation of the Schemes, Incannex US will have (subject to rounding) 1/100th of the number of shares on issue (in the form of common stock) and 1/100th of the number of issued options as compared with the number of Shares and Options that Incannex will have on issue on the Record Date.
What will be the effect of the Schemes?	If the Schemes are approved by the Requisite Majority of Shareholders and Optionholders (as applicable) and the Court and all other conditions to the Schemes are satisfied or (where applicable) waived, then: • all of the Shares you hold on the Record Date will be transferred to Incannex US and in exchange, you will be issued the Share Scheme Consideration for each Share you hold, unless you are an Ineligible Foreign Shareholder or a Non-Electing Small Parcel Holder; • all of the Options you hold on the Record Date will be cancelled and in consideration for the cancellation, you will be issued the Option Scheme Consideration for each Option you hold, unless you are an Ineligible Foreign Optionholder; • Incannex will become a wholly-owned subsidiary of Incannex US and Incannex will be removed from the official list of ASX and Nasdaq; and • the Incannex US Shares will be listed on Nasdaq.

Questions about the Schemes	
Can I sell my Shares on ASX or Nasdaq prior to the Share Scheme becoming Effective?	You can offer to sell your Shares on ASX prior to (and on) the Effective Date, or you can sell your Incannex ADSs on Nasdaq prior to (and on) the Implementation Date. However, you will not be able to do so after the Effective Date, with respect to the Shares, or after the Implementation Date, with respect to the Incannex ADSs. If you sell your Shares on ASX (or Incannex ADSs on Nasdaq): • you may pay brokerage on the sale; • if the Share Scheme becomes Effective, you will not receive any Share Scheme Consideration which would have otherwise been attributed to the Shares that you have sold; • you will not share in any potential ongoing benefits of owning Incannex US Shares; and • there may be different tax consequences for you compared to those that would arise under the implementation of the Proposed Transaction.
When can I trade my Incannex US Shares?	Subject to the Share Scheme becoming Effective and the admission of Incannex US to the official list of Nasdaq, it is expected that trading of Incannex US Shares on Nasdaq is expected to commence promptly following the Implementation Date. As soon as practicable following the Implementation Date, Incannex US will procure that a DRS Statement documenting the Incannex US Shares held by each Share Scheme Participant is dispatched to that Share Scheme Participant. Upon receipt of the DRS Statement evidencing the issue of Incannex US Shares to you after the Implementation Date, you will be able to trade your Incannex US Shares immediately. For further details, see Section 11.11.
Are there conditions that need to be satisfied before the Schemes can proceed?	Implementation of each Scheme is subject to satisfaction or waiver (where applicable) of a number of conditions contained in the Scheme Implementation Deed, set out in Annexure B. The conditions that remained outstanding as at the Last Practicable Date are outlined in Section 11.2.
What are the Directors' recommendations?	Your Directors unanimously recommend that Shareholders vote in favour of the Share Scheme subject to the Independent Expert continuing to conclude that the Share Scheme is in the best interest of Shareholders and Optionholders vote in favour of the Option Scheme subject to the Independent Expert continuing to conclude that the Option Scheme is in the best interest of Optionholders. Each Director who holds or controls Shares intends to vote those Shares in favour of the Share Scheme at the Share Scheme Meeting and each Director who holds or controls Options intends to vote those Options in favour of the Option Scheme at the Option Scheme Meeting. The Directors collectively controlled the voting rights attaching to approximately 9% of the total number of Shares as at the Last Practicable Date. The Directors collectively also held approximately 10% of the total number of Options on issue as at the Last Practicable Date.
What are the reasons to vote in favour of the Schemes?	Section 2.2 outlines the reasons why your Directors believe that Shareholders and Optionholders should vote in favour of the Schemes.
What are the reasons to vote against the Schemes?	In Section 2.3, the reasons why you may decide to vote against the Schemes are set out.

Questions about the Schemes	
What are the risks for me if the Schemes are implemented?	If the Share Scheme is implemented, Share Scheme Participants will be entitled to receive the Share Scheme Consideration in the form of Incannex US Shares (unless you are an Ineligible Foreign Shareholder or a Non-Electing Small Parcel Holder). If the Option Scheme is implemented, Option Scheme Participants will be entitled to receive the Option Scheme Consideration in the form of Incannex US Options (unless you are an Ineligible Foreign Optionholder). Share Scheme Participants or Option Scheme Participants who receive and retain Incannex US Shares or Incannex US Options under the Schemes (as applicable) may be subject to certain risks, including as detailed in Section 9.
What is the Independent Expert's conclusion?	The Independent Expert has concluded that **the Share Scheme is in the best interest of the Shareholders** and **the Option Scheme is in the best interest of the Optionholders**. The Independent Expert has formed this conclusion on the basis that the advantages of the Share Scheme and the Option Scheme outweigh the disadvantages. The Independent Expert has opined that the advantages of the Share Scheme and the Option Scheme include the following: • improved access to lower-cost equity capital in the US markets; • increased alignment with other prominent pharmaceutical companies listed on Nasdaq; • simplified corporate structure and increased U.S attractiveness; • access to broader U.S investor pools; • an enhanced regulatory pathway for Incannex's clinical trials; • improved collaborative opportunities with the FDA; and • an ability to benchmark against US peer groups. The Independent Expert has opined that the disadvantages of the Share Scheme and the Option Scheme include the following: • the shareholder rights and protections of Incannex US common shares are different to the rights and protections of existing Incannex shares; • the potential unavailability of franking credits in the future; • future shareholder returns may be subject to increased foreign exchange risk; • the potential for a heightened short selling market in Incannex US Shares; and • potential increase in short term volatility in the Incannex US share price. As noted above, the opinion of the Independent Expert is that these advantages outweigh the disadvantages. The Independent Expert's Report is set out in Annexure A.

Questions about the Schemes	
If I wish to support a Scheme, what should I do?	Subject to the Independent Expert Report continuing to conclude that the Share Scheme is in the best interest of the Shareholders and the Option Scheme is in the best interest of the Optionholders, your Directors unanimously recommend that: • if you are a Shareholder, you vote in favour of the Share Scheme at the Share Scheme Meeting if you wish to support the Share Scheme; and • if you are an Optionholder, you vote in favour of the Option Scheme at the Option Scheme Meeting if you wish to support the Option Scheme. See Section 4 for directions on how to vote and important voting information generally. If you are registered as a Shareholder or an Optionholder as at the Record Date and are unable to attend the Share Scheme Meeting or the Option Scheme Meeting you are entitled to vote by proxy, corporate representative or attorney.
What happens if I vote against a Scheme?	If, despite your Directors' unanimous recommendation and the conclusion of the Independent Expert, you do not support a Scheme, you may vote against the Share Scheme at the Share Scheme Meeting or the Option Scheme at the Option Scheme Meeting. If the Share Scheme is approved by the Requisite Majority of Shareholders and by the Court, and all other conditions to the Share Scheme are satisfied or waived (where applicable), your Shares will be transferred to Incannex US in consideration for Incannex US issuing to you or the Sale Agent on your behalf, as applicable, the Share Scheme Consideration. This will occur even if you voted against the Share Scheme at the Share Scheme Meeting or did not vote at the Share Scheme. If the Option Scheme is approved by the Requisite Majority of Optionholders and by the Court, and all other conditions to the Option Scheme are satisfied or waived (where applicable), your Options will be cancelled in consideration for Incannex US issuing to you the Option Scheme Consideration (unless you are an Ineligible Foreign Optionholder). This will occur even if you voted against the Option Scheme at the Option Scheme Meeting or did not vote at the Option Scheme. If the Share Scheme is not approved by the Requisite Majority of Shareholders or the Court, Incannex will continue to be domiciled in Australia and you will remain a Shareholder or an Optionholder. If the Option Scheme is not approved by the Requisite Majority of Optionholders or the Court and the Share Scheme is approved by the Requisite Majority of Shareholders and the Court, the Share Scheme will be implemented. Refer below to '*What happens if either or both of the Schemes are not approved?*' for further information.

Questions about the Schemes	
How will the Schemes be implemented?	If the Schemes become Effective, no further action is required on the part of the Shareholders or Optionholders in order to implement the Schemes. Under the Share Scheme, Incannex is given authority to effect a valid transfer of all Shares to Incannex US and to enter the name of Incannex US in the Incannex Share Register as holder of all Shares. Under the Option Scheme, all of the Options will be cancelled without any further action from the Optionholders. If the Share Scheme becomes Effective, each Share Scheme Participant (other than an Ineligible Foreign Shareholder or a Non-Electing Small Parcel Holder) will be deemed to have agreed to become a holder of Incannex US Shares in accordance with the Share Scheme and to have accepted the Incannex US Shares issued to that holder under the Share Scheme subject to, and to be bound by, Incannex US's Charter Documents. If the Option Scheme becomes Effective, each Option Scheme Participant (other than Foreign Ineligible Holders) will be deemed to have agreed to become a holder of Incannex US Options in accordance with the Option Scheme and to have accepted the Incannex US Options issued to that holder under the Option Scheme subject to, and to be bound by, Incannex US's Charter Documents. Following implementation, Incannex US Shares will be listed on Nasdaq (as its sole listing), to replace Incannex's current listings of ordinary shares on ASX and Incannex ADSs on Nasdaq. Incannex US Shares will be quoted on Nasdaq (it is expected using Incannex's existing Nasdaq ticker code "IXHL").
What happens if either or both of the Schemes are not approved?	The Option Scheme is conditional on the approval of the Share Scheme, and accordingly, if the Share Scheme Resolution is not passed by the Requisite Majority of Shareholders or the Share Scheme is not approved by the Court, neither Scheme will be implemented. Further, if any of the conditions to the Share Scheme are not satisfied or waived (where applicable), including if the Share Scheme is not approved by the Requisite Majority of Shareholders and by the Court, the Scheme Implementation Deed may be terminated and the Schemes will not be implemented. The consequences of the Schemes not being implemented include: • you will retain your Shares, Incannex ADSs or Options (as the case may be), and you will not be issued the Scheme Consideration; • the Shares will remain listed on ASX and the Incannex ADSs will remain listed on Nasdaq, and you will continue to be exposed to the benefits and risks associated with your investment in Shares; • the Board and management will continue to operate the Incannex Group's business; • the expected advantages of the Schemes (set out in Section 2.2) will not be realised, nor will the disadvantages of the Schemes (set out in Section 2.3); and • Incannex will have incurred significant costs and management time and resources for no outcome. However, the Share Scheme is not conditional on the approval of the Option Scheme and accordingly, if the Option Scheme Resolution is not passed by the Requisite Majority of Optionholders but the Share Scheme Resolution is passed, the Share Scheme may still proceed. If that occurs, and Incannex proceeds with the Share Scheme alone, Optionholders would still hold options exercisable over Incannex Shares. In this case, Incannex US would consider all of the alternatives available to it, including compulsory acquisition (or cancellation) of the Options (if available), This may result in Optionholders receiving a consideration for their Options at a time and in a different form after they would have received it under the Option Scheme.

Questions about the Schemes	
What are the tax implications of the Schemes?	The implementation of the Schemes may have tax implications for you depending on your individual circumstances. Annexure I provides a description of certain Australian tax consequences of the Schemes and Section 10.1 provides a description of certain United States tax consequences of the Schemes. It is recommended that you seek professional tax advice on your potential tax implications.
Will Shareholders and Optionholders be entitled to scrip-for-scrip capital gains tax ('CGT') roll-over relief as part of the transaction?	Based on the general summary of taxation consequences included in Annexure I, following the implementation of the Schemes, it is expected that Australian tax resident Shareholders and Optionholders who hold Shares and Options on capital account should be entitled to Australian CGT roll-over relief. Notwithstanding this, you are urged to seek professional taxation advice in relation to your own personal circumstances. Shareholders should note that Incannex has not and does not intend to apply for a private binding ruling from the ATO on the applicability of such CGT roll-over relief.
What is the expected timetable of the Proposed Transaction?	The Scheme Meetings are currently scheduled to be held on 8 November 2023. If approval from the Requisite Majority of Shareholders and Optionholders (as applicable) is obtained in favour of the Schemes at the Scheme Meetings, the Court approves the Schemes at a hearing expected to be held on or around 16 November 2023 and all other conditions to the Schemes are satisfied or (where applicable) waived, the Schemes are expected to be implemented on 28 November 2023. Please see the 'Important Dates and times for the Schemes' on page 6 for further information. All stated dates and times are indicative only.
Who will manage the Merged Group following the implementation of the Schemes?	Following implementation of the Schemes, Incannex US will be managed by the existing Board and senior management of Incannex. See Section 8.4 for further details.

Questions about your entitlements	
Who is entitled to participate in the Schemes?	Each person who is a Shareholder (other than Excluded Shareholders) on the Record Date (expected to be 7:00pm (Melbourne time) on 21 November 2023) will be entitled to participate in the Share Scheme. Each person who is an Optionholder on the Record Date will be entitled to participate in the Option Scheme.
What if I am an Ineligible Foreign Holder?	If you are a Shareholder whose address is shown in the Incannex Share Register as being in a jurisdiction outside the Eligible Jurisdictions, Incannex US will not issue nor procure the issue of Incannex US Shares to you. However, your Shares will be part of the Share Scheme. The number of Incannex US Shares that would otherwise have been issued in your name under the Share Scheme will be issued to the Sale Agent, who will sell those Incannex US Shares and remit the proceeds of such sale to Incannex US, net of costs. Incannex US will promptly remit to you your pro rata share of the net proceeds from the sale of such Incannex US Shares sold through the Sale Facility. Similarly, if you are an Optionholder whose address is shown in the Incannex Option Register as being in a jurisdiction outside the Eligible Jurisdictions, Incannex US will not issue Incannex US Options to you. However, your Options will be part of the Option Scheme. In these circumstances, you will not receive any consideration for the cancellation of your Options. See Sections 5.4 and 5.6 for further details on the treatment of Ineligible Foreign Holders and the Sale Facility.
What is a Small Parcel Holder?	Share Scheme Participants who are not Ineligible Foreign Shareholders and who hold less than a Marketable Parcel of Incannex Shares on the Record Date (being a parcel of Shares valued at less than A$500 based on the closing price on the

Questions about your entitlements	
	last day of trading on ASX prior to the Record Date) will be regarded as Small Parcel Holders.
What if I am a Small Parcel Holder?	Small Parcel Holders may elect to opt out of participating in the Sale Facility and retain their ownership interest in the Incannex Group by completing and returning the Small Parcel Holder Election Form accompanying this Scheme Booklet, or making their election on the Automic Investor Portal, in accordance with the instructions on that form or portal page (**Electing Small Parcel Holder**). Electing Small Parcel Holders will be issued the Share Scheme Consideration in accordance with Section 5.2. Small Parcel Holders who have not made a valid election by 7:00pm (Melbourne time) on the Effective Date (**Non-Electing Small Parcel Holders**) to retain their interest in the Incannex Group will not be issued any Incannex US Shares under the Share Scheme. The number of Incannex US Shares that would otherwise have been issued in your name under the Share Scheme will be issued to the Sale Agent, who will sell those Incannex US Shares and remit the proceeds of such sale to Incannex US, net of costs. Incannex US will promptly remit to you your pro rata share of the net proceeds from the sale of such Incannex US Shares sold through the Sale Facility. See Sections 5.5 and 5.6 for further details on the treatment of Small Parcel Holders and the Sale Facility.
What warranties do I give?	Under the Share Scheme, each Shareholder is deemed to have warranted to Incannex US that: • all their Scheme Shares (including any rights and entitlements attaching to those Shares) will, at the date of the transfer of them to Incannex US, be fully paid and free from all mortgages, charges, security interests, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind (other than as agreed with Incannex); and • they have the power and capacity to sell and to transfer their Scheme Shares, and all rights and entitlements attaching to those Shares to Incannex US. Under the Option Scheme, each Optionholder is deemed to have warranted to Incannex US that: • all their Scheme Options (including any rights and entitlements attaching to those Options) cancelled under the Option Scheme will, at the date of cancellation, be free from all mortgages, charges, security interests, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise; and • they have the power and capacity to deal with their Scheme Options, and all rights and entitlements attaching to those Options.
When will I be issued the Incannex US Shares under the Share Scheme or the Incannex US Options under the Option Scheme?	If the Schemes are implemented, Incannex US will issue, or procure the issue of: • Incannex US Shares to Share Scheme Participants and ADS Holders; • in the case of an Ineligible Foreign Shareholder or a Non-Electing Small Parcel Holder, Incannex US Shares to the Sale Agent; and • Incannex US Options to Option Scheme Participants (other than Ineligible Foreign Optionholders), on the Implementation Date, which is expected to be 28 November 2023. Incannex US will procure the dispatch of DRS Statements to Share Scheme Participants who are not Ineligible Foreign Shareholders or Non-Electing Small Parcel Holders in respect of the Incannex US Shares to which those Share Scheme Participants are entitled as soon as practicable after the Implementation Date.

Questions about your entitlements	
Will I have to pay brokerage fees on the disposal of my Shares in respect of Share Scheme Consideration?	Shareholders who are not Ineligible Foreign Shareholders or Non-Electing Small Parcel Holders will not pay brokerage fees on the disposal of their Shares pursuant to the Share Scheme. If you are an Ineligible Foreign Shareholder or a Non-Electing Small Parcel Holder, the Sale Agent will deduct brokerage and other costs from the sale of Incannex US Shares that would otherwise have been issued to you and pay Incannex US the net amount. Incannex US will then promptly remit to you your pro rata share of the net proceeds from the sale of such Incannex US Shares sold through the Sale Facility.

Questions about voting	
Who can vote?	If you are registered as a Shareholder at 7:00pm (Melbourne time) on 6 November 2023 you will be entitled to vote on the Share Scheme Resolution to be proposed at the Share Scheme Meeting. If you are registered as an Optionholder at 7:00pm (Melbourne time) on 6 November 2023 you will be entitled to vote on the Option Scheme Resolution to be proposed at the Option Scheme Meeting. For further details, see Section 4.
When and where will the Scheme Meetings be held?	The Scheme Meetings to approve the Schemes are scheduled to be held at Thomson Geer, Level 23, Rialto South Tower, 525 Collins Street Melbourne, Victoria 3000 on 8 November 2023. The Share Scheme Meeting will commence at 10:00am (Melbourne time) and the Option Scheme Meeting will commence at the later of 10:30am (Melbourne time) and the conclusion of the Share Scheme Meeting. Further details of the Scheme Meetings, including how to vote are outlined in Section 4. The Notice of Share Scheme Meeting is set out in Annexure G and the Notice of Option Scheme Meeting is set out in Annexure H.
What if I hold Incannex ADSs?	ADS Holders as at a voting record date set by the ADS Depositary and notified by the ADS Depositary to ADS Holders may instruct the ADS Depositary how to vote the number of deposited Shares their ADSs represent. The ADS Depositary will notify ADS Holders of the Share Scheme Meeting and will send or make voting materials available to ADS Holders. Those materials will describe the matters to be voted on at the Share Scheme Meeting and explain how ADS Holders may instruct the ADS Depositary how to vote. For instructions to be valid, they must reach the ADS Depositary by a date set by the ADS Depositary. ADS Holders that hold Incannex ADSs through brokers or other securities intermediaries will receive notice and must give their instructions through their securities intermediaries. For further details, see Section 4.2(g).
What vote is required to approve a Scheme?	The Share Scheme is required to be approved by the Requisite Majority of Shareholders, which is: • unless the Court orders otherwise, a majority in number (more than 50%) of Shareholders present and voting at the Share Scheme Meeting (in person or by proxy, corporate representative or attorney); and • at least 75% of the total number of votes cast on the Share Scheme Resolution. The Option Scheme is required to be approved by the Requisite Majority of Optionholders, which is: • unless the Court orders otherwise, a majority in number (more than 50%) of Optionholders present and voting at the Option Scheme Meeting (in person or by proxy, corporate representative or attorney); and • at least 75% of the total number of votes (determined by reference to the value of each of the Options) cast on the Option Scheme Resolution.

Questions about voting	
	As there are a number of tranches of Options on issue with differing exercise prices and expiry dates (as set out in Section 11.14), Optionholders voting entitlements for the purposes of the Option Scheme Meeting will be determined by reference to the value of the relevant Options, calculated in accordance with a Black Scholes Model.
What happens if the Share Scheme is approved but the Option Scheme is not?	The Share Scheme is not conditional on the approval of the Option Scheme. As a result, if the Option Scheme Resolution is not passed but the Share Scheme Resolution is passed, it is possible that the Share Scheme will still proceed. However, if that occurs, Optionholders will still hold options exercisable over Incannex Shares (which would then become an unlisted wholly owned subsidiary of Incannex US). In this case, Incannex US would consider all of the alternatives available to it, including compulsory acquisition (if available) or cancellation of the Options under Chapter 6A of the Corporations Act or by private agreement with Optionholders or not taking any action with respect to the Options. This may result in Optionholders receiving consideration for their Options at a time after they would have received it under the Option Scheme. For further details, see Section 11.15.
What happens if the Option Scheme is approved but the Share Scheme is not?	The Option Scheme is conditional on the approval of the Share Scheme, so that if the Share Scheme Resolution is not passed, no Scheme will be implemented. For further details, see Section 11.15.
Is voting compulsory?	No, voting is not compulsory. However, your vote is important. If you cannot attend the Share Scheme Meeting or the Option Scheme Meeting you should complete and return the Proxy Form enclosed with this Scheme Booklet. For further details regarding voting and submitting the Proxy Form for the Scheme Meetings, see Section 4
Why should I vote?	Your vote will be important in determining whether the Share Scheme or Option Scheme (as applicable) will proceed. Your Directors unanimously recommend that you vote in favour of the Schemes, subject to the Independent Expert continuing to conclude that the Share Scheme is in the best interest of the Shareholders and the Option Scheme is in the best interest of the Optionholders.
What happens if I do not vote?	If you do not vote but the Schemes are approved by a Requisite Majority of Shareholders and Optionholders (as applicable) and the Court and become Effective, then: • if you are a Shareholder or ADS Holder, respectively, your Shares and the shares underlying the ADSs will be transferred to Incannex US in consideration for Incannex US procuring the issue to you of the Share Scheme Consideration for your Shares or ADSs; and • if you are an Optionholder your Options will be cancelled in consideration for Incannex US procuring the issue to you of Option Scheme Consideration for your cancelled Options (unless you are an Ineligible Foreign Optionholder, in which case your Options will be cancelled for nil consideration). If you are an Ineligible Foreign Shareholder or a Non-Electing Small Parcel Holder, your entitlements to Incannex US Shares will be issued to the Sale Agent who will sell such Incannex US Shares as soon as possible after the Share Scheme becomes effective and remit the proceeds to Incannex US, net of costs. Incannex US will then promptly remit to you your pro rata share of the net proceeds from the sale of Share Scheme Consideration sold through the Sale Facility. If you are an Ineligible Foreign Optionholder, you will not receive any consideration on the implementation of the Option Scheme for the cancellation of your Options.

Questions about voting	
	If the Schemes are not implemented, you will remain a Shareholder, ADS Holder or Optionholder of Incannex and Incannex will not be acquired by Incannex US.
Can I attend the Court and oppose the Court approval of a Scheme?	If you wish to oppose approval by the Court of the Share Scheme or the Option Scheme at the Second Court Hearing, you may do so by filing with the Court, and serving on Incannex, a notice of appearance in the prescribed form together with any affidavit on which you wish to rely at the hearing. The notice of appearance and affidavit must be served on Incannex at least one Business Day (in Melbourne, Victoria) before the Second Court Date.
What are my options?	You may: • vote in favour of the Schemes at the Scheme Meetings; • vote against the Schemes at the Scheme Meetings; • sell your Shares on market at any time before the close of trading on ASX on the Effective Date; • sell your Incannex ADSs on market at any time before the close of trading on Nasdaq on the Implementation Date; • exercise your Options at any time prior to the Record Date; or • do nothing. See section 6.3 for further information.
What if I cannot, or do not wish to, attend a Scheme Meeting?	If you cannot, or do not wish to, attend a Scheme Meeting, you may appoint a proxy, corporate representative or attorney to vote on your behalf. For further details regarding voting and submitting the Proxy Form for a Scheme Meeting, see Section 4.

Questions about Incannex US	
Who is Incannex US?	Incannex US is a company recently incorporated under the laws of the State of Delaware for the specific purpose of becoming the US holding company of the Incannex Group.
Why do Incannex and Incannex US wish to implement the Schemes?	Incannex and Incannex US wish to implement the Schemes in order to redomicile the Incannex Group in the United States by putting in place a new parent company incorporated under the laws of the State of Delaware. The expected benefits of the Schemes are outlined in Section 2.2. The potential disadvantages of the Schemes are described in detail in Section 2.3.
What are Incannex US's intentions in relation to the Merged Group if the Schemes proceed?	See Section 8.17 in relation to Incannex US's intentions in respect of the Merged Group.

General questions	
What other information is available?	You should read the detailed information in relation to the Schemes provided in this Scheme Booklet. Further information in relation to Incannex can be obtained from ASX on its website www.asx.com.au and from the SEC on its website www.sec.gov.
Who can help answer my questions about the Schemes?	If you have questions in relation to the Schemes or the Scheme Meetings, please contact the Incannex Schemes Information Line on 1300 429 179 (within Australia) or +61 2 7208 4522 (outside Australia) Monday to Friday between 8:30am and 7:00pm (Melbourne time) or consult your legal, investment, financial, taxation or other professional adviser.

4 Scheme Meetings and voting information

This Section contains information relating to voting entitlements and information on how to vote at the Share Scheme Meeting for Shareholders (refer to Sections 4.1 and 4.2 below) and at the Option Scheme Meeting for Optionholders (refer to Sections 4.3 and 4.4 below).

4.1 Share Scheme Meeting

(a) Time and location

The Share Scheme Meeting, to approve the Share Scheme, is scheduled to be held at Thomson Geer, Level 23, Rialto South Tower, 525 Collins Street Melbourne, Victoria 3000 on 8 November 2023 commencing at 10:00am (Melbourne time).

(b) Requisite Majority of Shareholders

At the Share Scheme Meeting, the Share Scheme Resolution will be proposed and the Share Scheme Resolution must be approved by:

(i) unless the Court orders otherwise, a majority in number (more than 50%) of Shareholders present and voting at the Share Scheme Meeting (in person or by proxy, corporate representative or attorney); and

(ii) at least 75% of the total number of votes which are cast on the Share Scheme Resolution,

(**Requisite Majority of Shareholders**), for the Share Scheme to become Effective.

(c) Notice of Share Scheme Meeting

The Share Scheme Resolution is set out in the Notice of Share Scheme Meeting in Annexure G.

4.2 Entitlement and ability to vote at the Share Scheme Meeting

If you are registered as a Shareholder as at 7:00pm (Melbourne time) on 6 November 2023, you are entitled to vote on the Share Scheme Resolution at the Share Scheme Meeting. Voting on the Share Scheme Resolution will be by poll.

(a) Voting in person

If you wish to vote in person, you should attend the Share Scheme Meeting.

(b) Voting by proxy

Your personalised Proxy Form for the Share Scheme Meeting accompanies this Scheme Booklet.

You can appoint a proxy by completing and returning to Incannex the enclosed Proxy Form for the Share Scheme Meeting (or by submitting the Proxy Form with the Share Registry online through the Automic Investor Portal). Completed Proxy Forms for the Share Scheme Meeting must be received by the Share Registry by no later than 10:00am (Melbourne time) on 6 November 2023 by one of the following methods:

Online	Use your computer or smartphone to appoint a proxy online at https://investor.automic.com.au/#/loginsah or scan the QR code that appears on the Proxy Form and follow the instructions provided. Please refer to the Proxy Form for more information about submitting proxy voting instructions online.
Post to	Incannex Healthcare Limited C/- Automic Group GPO Box 5193 Sydney NSW 2001
In person at	Automic Level 5, 126 Phillip Street Sydney NSW 2000

Fax to	In Australia to (02) 8583 3040. From outside of Australia to (+61) 2 8583 3040.
Email to	meetings@automic.com.au

If you are entitled to attend and cast a vote at the Share Scheme Meeting, you may appoint up to two proxies. A proxy may be an individual or a corporation but need not be a Shareholder. If you appoint two proxies each proxy may exercise half of your votes if no proportion or number of votes is specified.

If you appoint a proxy but attend the Share Scheme Meeting yourself, the rights of the proxy to speak and vote on your behalf at the Share Scheme Meeting will be suspended while you are present.

A Shareholder who wishes to submit a proxy has the right to appoint the chairman of the Share Scheme Meeting, or another person (who need not be a Shareholder) to represent him, her or them at the Share Scheme Meeting and vote on the Share Scheme Resolution, by inserting the name of their chosen proxy in the space provided for that purpose on the Proxy Form.

If:

(i) a Shareholder nominates the chairman of the Share Scheme Meeting as its proxy; or

(ii) a proxy appointment is signed by or validly authenticated by a Shareholder but does not name the proxies in whose favour it is given or otherwise under a default appointment according to the terms of the Proxy Form,

the person acting as chairman of the Share Scheme Meeting must act as proxy under the appointment in respect of that item of business.

A Shareholder entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half the votes. The Shares represented by proxy will be voted for, or against, or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for, and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If an attorney signs a Proxy Form on your behalf, a certified copy of the power of attorney under which the Proxy Form was signed must be received by the Share Registry at the same time as the Proxy Form (unless you have already provided a certified copy of the power of attorney to Incannex).

(c) **Undirected proxies**

Proxy appointments in favour of the chairman of the Share Scheme Meeting, the Incannex company secretary or any Director which do not contain a direction will be voted in support of the Share Scheme Resolution at the Share Scheme Meeting.

(d) **Revocation of proxies**

A Shareholder who has deposited a Proxy Form may revoke it prior to its use, by an instrument in writing executed by a Shareholder or by his, her or their attorney duly authorised in writing or, if a Shareholder is a company, executed by a duly authorised officer or attorney in compliance with applicable law and deposited at the Share Registry by 10:00am (Melbourne time) on 6 November 2023 or with the chairman of the Share Scheme Meeting on the day of, and prior to the start of, the Share Scheme Meeting. A Shareholder may also revoke a proxy in any other manner permitted by law.

(e) **Voting by corporate representative**

To vote in person at the Share Scheme Meeting, a Shareholder or proxy, which is a body corporate, may appoint an individual to act as its representative.

Unless otherwise specified in the appointment, a representative acting in accordance with his or her authority, until it is revoked by the body corporate Shareholder, is entitled to exercise the same powers on behalf of that body corporate as that body corporate could exercise at a meeting or in voting on a resolution.

A certificate with or without the seal of the body corporate Shareholder, signed by 2 directors of that body corporate or signed by one director and one secretary, or any other document as the chairman of

the Share Scheme Meeting in his sole discretion considers sufficient, will be evidence of the appointment, or of the revocation of the appointment, as the case may be, of a representative.

(f) **Voting by attorney**

A Shareholder may appoint a person (whether an Incannex Shareholder or not) as its attorney to attend and vote at the Share Scheme Meeting.

An instrument appointing an attorney must be in writing executed under the hand of the appointer or the appointer's attorney duly authorised in writing, or if the appointer is a corporation, under its common seal (if any) or the hand of its duly authorised attorney or executed in a manner permitted by the Corporations Act. The instrument may contain directions as to the manner in which the attorney is to vote on a particular resolution(s) and subject to the Corporations Act, may otherwise be in any form as the Directors may prescribe or accept. A fax of a written power of attorney is valid provided it has been provided to Incannex on the fax number in Section 4.2(b) by no later than 10:00am (Melbourne time) on 6 November 2023. Such fax will be deemed to have been served on Incannex upon the receipt of a transmission report confirming successful transmission of that fax.

(g) **Voting information for ADS Holders**

ADS Holders as at a voting record date set by the ADS Depositary and notified by the ADS Depositary to ADS Holders may instruct the ADS Depositary how to vote the number of deposited Shares their Incannex ADSs represent. The ADS Depositary will notify registered ADS Holders of the Share Scheme Meeting and will send or make voting materials available to ADS Holders. Those materials will describe the matters to be voted on at the Share Scheme Meeting and explain how ADS Holders may instruct the ADS Depositary how to vote. ADS Holders that hold Incannex ADSs through brokers or other securities intermediaries will receive notice and must give their instructions through their securities intermediaries. For instructions to be valid, they must reach the ADS Depositary by a date set by the ADS Depositary. The ADS Depositary will try, as far as practicable, subject to applicable laws and the Constitution, to vote or to have its agent vote the deposited Shares as instructed by ADS Holders. In any event, the ADS Depositary will not exercise any discretion in voting deposited Shares and will only vote as instructed.

Except by instructing the ADS Depositary as described above, ADS Holders will not be able to exercise voting rights directly unless they surrender their Incannex ADSs, withdraw their underlying Shares and arrange to receive those Shares into their securities account in Australia (which is a process that typically takes one or two Business Days to complete). If ADS Holders wish to do this, but do not have a securities account in Australia, then they should contact their financial intermediary to make appropriate arrangements to receive the underlying Shares before the Record Date.

4.3 Option Scheme Meeting

(a) **Time and location**

The Option Scheme Meeting, to approve the Option Scheme, is scheduled to be held at Thomson Geer, Level 23, Rialto South Tower, 525 Collins Street Melbourne, Victoria 3000 on 8 November 2023 commencing at the later of 10:30am (Melbourne time) and the conclusion of the Share Scheme Meeting.

(b) **Requisite Majority of Optionholders**

At the Option Scheme Meeting, the Option Scheme Resolution will be proposed and the Option Scheme Resolution must be approved by:

(i) unless the Court orders otherwise, a majority in number (more than 50%) of Optionholders present and voting at the Option Scheme Meeting (in person or by proxy, corporate representative or attorney); and

(ii) at least 75% of the total number of votes (determined by reference to the value of each of the Options) which are cast on the Option Scheme Resolution,

(**Requisite Majority of Optionholders**), for the Option Scheme to become Effective.

(c) **Notice of Option Scheme Meeting**

The Option Scheme Resolution is set out in the Notice of Option Scheme Meeting in Annexure H.

4.4 **Entitlement and ability to vote at the Option Scheme Meeting**

If you are registered as an Optionholder as at 7:00pm (Melbourne time) on 6 November 2023, you are entitled to vote on the Option Scheme Resolution at the Option Scheme Meeting. As there are a number of tranches of Options on issue with differing exercise prices and expiry dates (as set out in Section 11.14), Optionholders voting entitlements for the purposes of the Option Scheme Meeting will be determined by reference to the value of the relevant Options, calculated in accordance with a Black Scholes Model.

Voting on the Option Scheme Resolution will be by poll.

(a) **Voting in person**

If you wish to vote in person, you should attend the Option Scheme Meeting.

(b) **Voting by proxy**

Your personalised Proxy Form for the Option Scheme Meeting accompanies this Scheme Booklet.

You can appoint a proxy by completing and returning to Incannex the enclosed Proxy Form for the Option Scheme Meeting (or by submitting the Proxy Form with the Share Registry online through the Automic Investor Portal). Completed Proxy Forms for the Option Scheme Meeting must be received by the Share Registry by no later than 10:30am (Melbourne time) on 6 November 2023 by one of the following methods:

Online	Use your computer or smartphone to appoint a proxy online at https://investor.automic.com.au/#/loginsah or scan the QR code that appears on the Proxy Form and follow the instructions provided. Please refer to the Proxy Form for more information about submitting proxy voting instructions online.
Post to	Incannex Healthcare Limited C/- Automic Group GPO Box 5193 Sydney NSW 2001
In person at	Automic Level 5, 126 Phillip Street Sydney NSW 2000
Fax to	In Australia to (02) 8583 3040. From outside of Australia to (+61) 2 8583 3040.
Email to	meetings@automic.com.au

If you are entitled to attend and cast a vote at the Option Scheme Meeting, you may appoint up to two proxies. A proxy may be an individual or a corporation but need not be an Optionholder. If you appoint two proxies each proxy may exercise half of your votes if no proportion or number of votes is specified.

If you appoint a proxy but attend the Option Scheme Meeting yourself, the rights of the proxy to speak and vote on your behalf at the Option Scheme Meeting will be suspended while you are present.

An Optionholder who wishes to submit a proxy has the right to appoint the chairman of the Option Scheme Meeting, or another person (who need not be an Optionholder) to represent him, her or them at the Option Scheme Meeting and vote on the Option Scheme Resolution, by inserting the name of their chosen proxy in the space provided for that purpose on the Proxy Form.

If:

(i) An Optionholder nominates the chairman of the Option Scheme Meeting as its proxy; or

(ii) a proxy appointment is signed by or validly authenticated by an Optionholder but does not name the proxies in whose favour it is given or otherwise under a default appointment according to the terms of the Proxy Form,

the person acting as chairman of the Option Scheme Meeting must act as proxy under the appointment in respect of that item of business.

An Optionholder entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half the votes. The Options represented by proxy will be voted for, or against, or withheld from voting in accordance with the instructions of the Optionholder on any ballot that may be called for, and if the Optionholder specifies a choice with respect to any matter to be acted upon, the Options will be voted accordingly.

If an attorney signs a Proxy Form on your behalf, a certified copy of the power of attorney under which the Proxy Form was signed must be received by the Share Registry at the same time as the Proxy Form (unless you have already provided a certified copy of the power of attorney to Incannex).

(c) **Undirected proxies**

Proxy appointments in favour of the chairman of the Option Scheme Meeting, the Incannex company secretary or any Director which do not contain a direction will be voted in support of the Option Scheme Resolution at the Option Scheme Meeting.

(d) **Revocation of proxies**

An Optionholder who has deposited a Proxy Form may revoke it prior to its use, by an instrument in writing executed by an Optionholder or by his, her or their attorney duly authorised in writing or, if an Optionholder is a company, executed by a duly authorised officer or attorney in compliance with applicable law and deposited at the Share Registry by 10:30am (Melbourne time) on 6 November 2023 or with the chairman of the Option Scheme Meeting on the day of, and prior to the start of, the Option Scheme Meeting. An Optionholder may also revoke a proxy in any other manner permitted by law.

(e) **Voting by corporate representative**

To vote in person at the Option Scheme Meeting, an Optionholder or proxy, which is a body corporate, may appoint an individual to act as its representative.

Unless otherwise specified in the appointment, a representative acting in accordance with his or her authority, until it is revoked by the body corporate Optionholder, is entitled to exercise the same powers on behalf of that body corporate as that body corporate could exercise at a meeting or in voting on a resolution.

A certificate with or without the seal of the body corporate Optionholder, signed by 2 directors of that body corporate or signed by one director and one secretary, or any other document as the chairman of the Option Scheme Meeting in his sole discretion considers sufficient, will be evidence of the appointment, or of the revocation of the appointment, as the case may be, of a representative.

(f) **Voting by attorney**

An Optionholder may appoint a person (whether an Incannex Optionholder or not) as its attorney to attend and vote at the Option Scheme Meeting.

An instrument appointing an attorney must be in writing executed under the hand of the appointer or the appointer's attorney duly authorised in writing, or if the appointer is a corporation, under its common seal (if any) or the hand of its duly authorised attorney or executed in a manner permitted by the Corporations Act. The instrument may contain directions as to the manner in which the attorney is to vote on a particular resolution(s) and subject to the Corporations Act, may otherwise be in any form as the Directors may prescribe or accept. A fax of a written power of attorney is valid provided it has been provided to Incannex on the fax number in Section 4.4(b) by no later than 10:30am (Melbourne time) on 6 November 2023. Such fax will be deemed to have been served on Incannex upon the receipt of a transmission report confirming successful transmission of that fax.

5 Key considerations

The purpose of this Section 5 is to identify significant issues for you to consider in relation to the Schemes.

Before deciding how to vote at a Scheme Meeting, you should carefully consider the factors discussed below and the risk factors outlined in Section 9, as well as the other information contained in this Scheme Booklet (including the Independent Expert's Report).

5.1 Background

The Schemes will result in the acquisition of Incannex by Incannex US, resulting in the re-domicile of the Incannex Group to the United States so that the new holding company of the Incannex Group will be a company incorporated in the US State of Delaware.

If the Schemes are implemented, Incannex US will:

- acquire all of the Shares held by Shareholders and issue the Share Scheme Consideration to those Shareholders; and
- issue Incannex US Options to each Optionholder whose Incannex Options will be cancelled.

The Schemes are subject to, among other conditions, approval by the Requisite Majority of Shareholders at the Share Scheme Meeting (in relation to the Share Scheme) and the Requisite Majority of Optionholders at the Option Scheme Meeting (in relation to the Option Scheme) and approvals by the Court pursuant to section 411(4)(b) of the Corporations Act at the Second Court Hearing. For further details of this condition and the other conditions precedent to the implementation of the Schemes, refer to Sections 11.2 and 11.4.

If the Schemes become Effective, Incannex will become a wholly-owned subsidiary of Incannex US and will request that ASX remove Incannex from the official list of ASX and Nasdaq as soon as possible after the Implementation Date. Incannex US will be admitted to the official list of Nasdaq and the Incannex US Shares will be listed on Nasdaq.

5.2 What you will receive under the Share Scheme

Incannex US has executed the Share Scheme Deed Poll pursuant to which Incannex US has agreed, subject to the Share Scheme becoming Effective, to acquire the Shares held by the Share Scheme Participants for the Share Scheme Consideration pursuant to the terms of the Share Scheme. Under the terms of the Share Scheme, the consideration will comprise of the following (**Share Scheme Consideration**):

- Scheme Participants who hold Scheme Shares (other than an Ineligible Foreign Shareholder or a Non-Electing Small Parcel Holder) will be issued one Incannex US Share for every 100 Scheme Shares held by that Scheme Participant on the Record Date (rounded up to the nearest whole Incannex US Share);
- the ADS Depositary (who holds Incannex Shares for the benefit of the ADS Holders) will be issued through their Australian custodian one Incannex US Share for every 100 Scheme Shares held on the Record Date (rounded up to the nearest whole Incannex US Share); and
- Incannex US will procure that the ADS Depositary delivers (by way of exchange) such Incannex US Shares to the ADS Holders on the basis of one Incannex US Share for every four Incannex ADSs held on the Record Date.

If you are an Ineligible Foreign Shareholder or a Non-Electing Small Parcel Holder, the Incannex US Shares which would have been issued in your name will be received by the Sale Agent and sold under the Sale Facility, with the net sale proceeds remitted to you (see Sections 5.4, 5.5 and 5.6 for more information).

If the Share Scheme becomes Effective, each Scheme Participant (or the Sale Agent on behalf of Ineligible Foreign Shareholder and Non-Electing Small Parcel Holders) will be issued the Share Scheme Consideration from Incannex US on the Implementation Date.

If, pursuant to the calculation of your Share Scheme Consideration, you would be entitled to a fraction of a Incannex US Share, your entitlement will be rounded up to the nearest whole number of Incannex US Shares.

The value of the Incannex US Shares may increase or decrease after the Implementation Date if the market price of Incannex US Shares moves.

Details on certain Australian and United States tax considerations in relation to the Share Scheme Consideration can be found in Annexure I and Section 10.

The exchange ratio will effect an 'implicit consolidation' of the securities a Shareholder holds (as at the Record Date), in that the existing Incannex Shares will effectively be consolidated on a 100-to-1 basis on their replacement with new Incannex US Shares to be issued by Incannex US.

Accordingly, on implementation of the Share Scheme, Incannex US will have (subject to rounding) 1/100th of the number of shares on issue (in the form of common stock) as compared with the number of Shares that Incannex will have on issue on the Record Date.

Refer to Section 7.9 for the current Incannex capital structure and Section 8.5 for the capital structure of Incannex US immediately following implementation of the Proposed Transaction.

5.3 What you will receive if the Option Scheme becomes Effective

Incannex US has executed the Option Scheme Deed Poll pursuant to which Incannex US has agreed, subject to the Option Scheme becoming Effective, to issue to each Option Scheme Participant (other than Ineligible Foreign Optionholders) one Incannex US Option to each Option Scheme Participant for every 100 Scheme Options held by that Option Scheme Participant on the Record Date (**Option Scheme Consideration**) pursuant to the terms of the Option Scheme. See Section 5.4 for further information in relation to Ineligible Foreign Holders.

Each Incannex US Option issued as Option Scheme Consideration in accordance with the Option Scheme and the Option Scheme Deed Poll will:

(a) have an exercise price per Incannex US Share equal to 100 times the exercise price per Incannex Share of the relevant Scheme Options it replaces, converted from Australian dollars to US dollars at the prevailing currency exchange rate on the Implementation Date, as reasonably determined by Incannex;

(b) have an exercise period equal to the unexpired exercise period of the relevant Scheme Options it replaces;

(c) have the same terms as to vesting as the relevant Scheme Options it replaces; and

(d) otherwise be on the same terms as the Scheme Options it replaces, with necessary changes due to Incannex US being the issuer in place of Incannex.

If, pursuant to the calculation of your Option Scheme Consideration, you would be entitled to a fraction of a Incannex US Option, your entitlement will be rounded up to the nearest whole number of Incannex US Options.

Details on certain Australian and United States tax considerations in relation to the Option Scheme Consideration can be found in Annexure I and Section 10.

The exchange ratio will effect an 'implicit consolidation' of the securities an Optionholder holds (as at the Record Date), in that the existing Scheme Options will effectively be consolidated on a 100-to-1 basis on their replacement with new Incannex US Options to be issued by Incannex US (subject to Ineligible Foreign Optionholders being unable to receive any Incannex US Options).

Accordingly, on implementation of the Option Scheme, Incannex US will have (subject to rounding and the number of Scheme Options held by Ineligible Foreign Optionholders) 1/100th of the number of Incannex US Options on issue as compared with the number of Scheme Options that Incannex will have on issue on the Record Date. See Section 11.5 for further information.

5.4 Ineligible Foreign Holders

Restrictions in certain foreign countries may make it impractical or unlawful for Incannex US Shares and Incannex US Options to be issued under the Schemes to Shareholders or Optionholders (as applicable) in those countries.

Shareholders and Optionholders whose address is shown in the Incannex Share Register (for the purposes of the Share Scheme) or Incannex Option Register (for the purposes of the Option Scheme) on the Record Date as being in a jurisdiction outside the Eligible Jurisdictions, will be regarded as Ineligible Foreign Holders for the purposes of the Schemes.

Incannex US is under no obligation to issue and allot, and will not issue or allot, any Incannex US Shares or Incannex US Options to any Ineligible Foreign Holders. Instead, if the Share Scheme becomes Effective, the Incannex US Shares to which the Ineligible Foreign Shareholders would otherwise have been entitled, will be issued to the Sale Agent, on trust for the Ineligible Foreign Shareholder, for sale on market through the Sale Facility. Refer to Section 5.6 for more information about the Sale Facility.

If the Option Scheme becomes Effective, any Incannex US Options to which an Ineligible Foreign Optionholder would otherwise have been entitled to, will not be issued.

5.5 Small Parcel Holders

Share Scheme Participants who are not Ineligible Foreign Shareholders and who hold less than a Marketable Parcel of Incannex Shares on the Record Date (being a parcel of Shares of less than A$500 based on the closing price on the last day of trading on ASX prior to the Record Date) will be regarded as Small Parcel Holders.

Small Parcel Holders may elect to opt out of participating in the Sale Facility and retain their ownership interest in the Incannex Group by completing and returning the Small Parcel Holder Election Form accompanying this Scheme Booklet, or making this election through the Automic Investor Portal, in accordance with the instructions on that form or portal page (**Electing Small Parcel Holder**). Electing Small Parcel Holders will be issued the Share Scheme Consideration in accordance with Section 5.2.

Small Parcel Holders who have not made a valid election by 7:00pm (Melbourne time) on the Effective Date (**Non-Electing Small Parcel Holders**) will not be issued any Incannex US Shares under the Share Scheme. Instead, if the Share Scheme becomes Effective, Incannex US will issue the Incannex US Shares to which the Non-Electing Small Parcel Holder would otherwise have been entitled to the Sale Agent, on trust for the Non-Electing Small Parcel Holder, for sale on market through the Sale Facility. Refer to Section 5.6 for more information about the Sale Facility.

If you hold one or more small parcels of Shares as trustee or nominee for, or otherwise on account of, another person, you may establish separate holdings for each of your beneficiaries and make individual elections to opt out of participating in the Sale Facility for each small parcel holding. However, you may not accept instructions from a beneficiary to make an election unless it is in respect of the Share Scheme Consideration attributable to all parcels of Shares held by you on behalf of that beneficiary.

You may withdraw an election to opt out of participating in the Sale Facility by contacting the Share Registry to obtain a withdrawal form. The deadline for receipt of instructions to withdraw an election to opt out of participating in the Sale Facility is 7:00pm (Melbourne time) on the Effective Date. If your valid instructions are not received by this time, you will be treated in accordance with your last valid election.

5.6 Sale Facility

If you are an Ineligible Foreign Shareholder or a Non-Electing Small Parcel Holder, the entire Share Scheme Consideration that would otherwise have been issued to you will be issued to the Sale Agent,[1] as your nominee on trust, for sale through the Sale Facility and you will be paid a pro rata share of the net proceeds from the sale of all Share Scheme Consideration sold through the Sale Facility. Ineligible Foreign Shareholders and Non-Electing Small Parcel Holders will be paid the proceeds of sale after deductions for applicable brokerage, foreign exchange, stamp duty and other selling costs, taxes and charges.

The Sale Agent will sell the Incannex US Shares in such manner, on such financial markets, at such price and on such other terms as the Sale Agent determines in good faith.

The Sale Facility will operate as follows:

(a) as soon as reasonably practicable, but no more than eight weeks after the Implementation Date, the Sale Agent will arrange for the sale of all the Incannex US Shares issued to it, held for the benefit of Ineligible Foreign Shareholders and Non-Electing Small Parcel Holders. The sales will be effected in such manner, at such price and on such other terms as the Sale Agent determines in good faith and at the sole risk of the Ineligible Foreign Shareholders and Non-Electing Small Parcel Holders; and

(b) the Sale Agent will then remit the sale proceeds in A$ dollars, less any applicable brokerage, foreign exchange, stamp duty and other selling costs, taxes and charges, to Incannex US which will then account to each Ineligible Foreign Shareholders and Non-Electing Small Parcel Holder for their pro rata share of the aggregate sale proceeds.

Each Ineligible Foreign Shareholders and Non-Electing Small Parcel Holder will be paid their pro rata share of the net sale proceeds on an averaged basis so that all Ineligible Foreign Shareholders and Non-Electing Small Parcel Holders will be paid the same A$ equivalent price per Incannex US Share (subject to rounding down to the nearest whole cent (in Australian dollars)).

[1] There are no limits on the minimum and maximum number of Incannex US Shares an Ineligible Foreign Shareholder or a Non-Electing Small Parcel Holder can sell through the Sale Facility.

The actual price received by an Ineligible Foreign Shareholder and a Non-Electing Small Parcel Holder for their Incannex US Shares that are sold under the Sale Facility may be more or less than the actual price that is received by the Sale Agent for those Incannex US Shares, less any applicable brokerage, foreign exchange, stamp duty and other selling costs, taxes and charges in respect of those Incannex US Shares. Ineligible Foreign Shareholders and Non-Electing Small Parcel Holders will be paid the proceeds of the sale of their Incannex US Shares as soon as practicable after implementation of the Share Scheme, by either:

(a) a cheque in A$ drawn on an Australian bank account sent by prepaid post (at the risk of Ineligible Foreign Shareholders and Non-Electing Small Parcel Holders) to their address as it appears on the Incannex Register on the Record Date; or

(b) deposit in A$ into an Australian bank account notified by the relevant Ineligible Foreign Shareholders or Non-Electing Small Parcel Holders to the Incannex Share Registry and recorded in, or for the purposes of, the Incannex Share Register at the Record Date.

As the market price of Incannex US Shares will be subject to change from time to time, the sale price of the Incannex US Shares and the proceeds of that sale cannot be guaranteed. Ineligible Foreign Shareholders and Non-Electing Small Parcel Holders will be able to obtain information on the market price of Incannex US Shares on Incannex's website at https://www.incannex.com/.

Ineligible Foreign Shareholders and Non-Electing Small Parcel Holders are encouraged to contact Incannex, through the Incannex Schemes Information Line or the Share Registry, to ensure that their details are up to date to facilitate prompt receipt of their pro rata share of the net proceeds of the sale of the Incannex US Shares issued to the Sale Agent.

5.7 Existing instructions to the Share Registry

If not prohibited by law, all instructions, notifications or elections by a Scheme Participant to Incannex binding or deemed binding between the Scheme Participant and Incannex relating to Incannex, Shares or Options (including any email addresses, instructions relating to communications from Incannex, notices of meetings or other communications from Incannex) will be deemed from the Implementation Date (except to the extent determined otherwise by Incannex US in its sole discretion), by reason of the Schemes, to be made by the Scheme Participant to Incannex US until that instruction, notification or election is revoked or amended in writing addressed to Incannex US at its registered address.

6 Directors' recommendations

Your Directors believe that the Share Scheme is in the best interest of the Shareholders and the Option Scheme is in the best interest of Optionholders and unanimously recommend that:

(a) Shareholders vote in favour of the Share Scheme subject to the Independent Expert continuing to conclude that the Share Scheme is in the best interest of Shareholders; and

(b) Optionholders vote in favour of the Option Scheme subject to the Independent Expert continuing to conclude that the Option Scheme is in the best interest of Optionholders.

Your Directors have formed their conclusion and made their recommendations on the Schemes based on the reasons outlined in Section 2.2.

In relation to the recommendations of the Directors, Shareholders and Optionholders should have regard to the fact that, if the Schemes are implemented, each Director will become entitled to the Share Scheme Consideration as Shareholders and the Option Scheme Consideration as Optionholders, as described in Section 12.1. The Directors consider that, despite these arrangements, it is appropriate for them to make recommendations on the Schemes.

Each Director who holds or controls Shares intends to vote those Shares in favour of the Share Scheme at the Share Scheme Meeting and each Director who holds or controls Options intends to vote those Options in favour of the Option Scheme at the Option Scheme Meeting.

The reasons Shareholders or Optionholders might elect to vote against the Share Scheme or Option Scheme (as applicable) are set out in Section 2.3.

6.2 Independent Expert's Report

The Independent Expert has concluded that **the Share Scheme is in the best interest of the Shareholders** and **the Option Scheme is in the best interest of the Optionholders**.

The Independent Expert has formed this conclusion on the basis that the advantages of the Share Scheme and the Option Scheme outweigh the disadvantages.

The Independent Expert has opined that the advantages of the Share Scheme and the Option Scheme include the following:

- improved access to lower-cost equity capital in the US markets;
- increased alignment with other prominent pharmaceutical companies listed on Nasdaq;
- simplified corporate structure and increased U.S attractiveness;
- access to broader U.S investor pools;
- an enhanced regulatory pathway for Incannex's clinical trials;
- improved collaborative opportunities with the FDA; and
- an ability to benchmark against US peer groups.

The Independent Expert has opined that the disadvantages of the Share Scheme and the Option Scheme include the following:

- the shareholder rights and protections of Incannex US common shares are different to the rights and protections of existing Incannex shares;
- the potential unavailability of franking credits in the future;
- future shareholder returns may be subject to increased foreign exchange risk;
- the potential for a heightened short selling market in Incannex US Shares; and
- potential increase in short term volatility in the Incannex US share price.

As noted above, the opinion of the Independent Expert is that these advantages outweigh the disadvantages.

The Independent Expert's Report is set out in Annexure A and should be read in its entirety, including the assumptions on which the conclusions are based.

6.3 What are your options and what should you do?

You have the following five options in relation to your Shares and/or Options. Incannex encourages you to consider your personal risk profile, portfolio strategy, tax position and financial circumstances and seek appropriate professional advice before making any decision in relation to your Shares and/or Options.

(a) **Vote in favour of the Schemes at the Scheme Meetings**

Your Directors unanimously recommend that Shareholders vote in favour of the Share Scheme subject to the Independent Expert continuing to conclude that the Share Scheme is in the best interest of Shareholders. Your Directors also unanimously recommend that Optionholders vote in favour of the Option Scheme subject to the Independent Expert continuing to conclude that the Option Scheme is in the best interest of Optionholders. The reasons for your Directors' unanimous recommendation are set out in Section 2.2.

If you are a Shareholder and wish to support the Share Scheme, you can do so by voting in favour of the Share Scheme Resolution at the Share Scheme Meeting.

If you are an Optionholder and wish to support the Option Scheme, you can do so by voting in favour of the Option Scheme Resolution at the Option Scheme Meeting.

For directions on how to vote at the Scheme Meetings, and important voting information generally, please refer to Section 4.

(b) **Vote against the Schemes at the Scheme Meetings**

If, despite your Directors' unanimous recommendations and the conclusion of the Independent Expert, you do not support the Share Scheme or Option Scheme, you may vote against the Share Scheme Resolution at the Share Scheme Meeting or the Option Scheme Resolution against the Option Scheme Meeting (in each case, to the extent you are able to vote on those resolutions).

However, you should note that if all of the conditions to the Share Scheme are satisfied or waived (where applicable), the Share Scheme will bind all Shareholders, including those who vote against the Share Scheme Resolution at the Share Scheme Meeting or those who do not vote at all.

Similarly, if all of the conditions to the Option Scheme are satisfied or waived (where applicable), the Option Scheme will bind all Optionholders, including those who vote against the Option Scheme Resolution at the Option Scheme Meeting or those who do not vote at all.

(c) **Sell your Shares on ASX (or ADSs on Nasdaq)**

The Share Scheme does not preclude you from selling your Shares or ADSs on market for cash, if you wish, provided you do so before close of trading in Shares on ASX on the Effective Date (currently expected to be 17 November 2023 or, if you are an ADS Holder, selling some or all of your ADSs on Nasdaq before close of trading on Nasdaq on the Implementation Date (currently expected to be 28 November 2023).

If you are considering selling your Shares on ASX you should have regard to the prevailing trading prices and trade volumes of Shares at that time.

If you sell your Shares or ADSs on market for cash, as referred to above, you:

(i) will not be entitled to receive the Share Scheme Consideration;

(ii) may incur a brokerage charge; and

(iii) may incur CGT.

(d) **Exercise your Options**

Optionholders may elect to exercise their Options at any time prior to the Record Date, which is expected to be 7:00pm (Melbourne time) on 21 November 2023. Any Optionholders who exercise their Options prior to the Record Date will, in accordance with the terms of the applicable Options, be issued Shares and will be eligible to participate in the Share Scheme (provided the relevant Shares are still held at the Record Date).

(e) **Do nothing**

If, despite your Directors' unanimous recommendations and the conclusion of the Independent Expert, you decide to do nothing, you should note that:

(i) if all of the conditions to the Share Scheme are satisfied or waived (where applicable), the Share Scheme will bind all Shareholders, including those who vote against the Share Scheme Resolution at the Share Scheme Meeting or those who do not vote at all; and

(ii) if all of the conditions to the Option Scheme are satisfied or waived (where applicable), the Option Scheme will bind all Optionholders, including those who vote against the Option Scheme Resolution at the Option Scheme Meeting or those who do not vote at all.

Remember, if you want to receive the Share Scheme Consideration or the Option Scheme Consideration (as applicable), your vote is important. If you are a Shareholder and the Share Scheme is not approved by the Requisite Majority of Shareholders, the Share Scheme will not become Effective and you will not be entitled to receive any Share Scheme Consideration. Similarly, if you are an Optionholder and the Option Scheme is not approved by the Requisite Majority of Optionholders, the Option Scheme will not become Effective and you will not be entitled to receive any Option Scheme Consideration.

7 Information about Incannex

7.1 Introduction

Incannex was incorporated under the laws of Australia in 2001 under the name Mount Magnet South Limited. As Mount Magnet South Limited, the Company was admitted to the official list of ASX in May 2007.

In November 2015, Mount Magnet South Limited completed the divestment of its interest in the Kirkalocka Gold Project and then in October 2016, the Company completed its acquisition of all the shares in Gameday International Pty Ltd (a manufacturer and distributor of professionally made home-impression custom-fit mouthguards).

In November 2016, following its acquisition of Gameday International Pty Ltd, the Company was re-admitted to the official list of the ASX and changed its name to Impression Healthcare Limited.

In June 2020, following a move away from the mouthguard business and a greater focus towards the Company's clinical research in the cannabinoid space, the Company again changed its name to Incannex Healthcare Limited.

Incannex's Shares have been quoted on ASX since 2016 and, since February 2022, have been listed on the Nasdaq Global Market in the form of ADSs, with each ADS representing 25 Shares. Deutsche Bank Trust Company Americas acts as depositary for the ADSs.

7.2 Business Overview

Incannex is a biotech company developing cannabinoid and psychedelic compound medicines.

At its core, Incannex is a research and development company, focusing on medicinal cannabinoid and psychedelic pharmaceutical products and therapies. Incannex seeks to secure patents on its drug candidates in conjunction with its medical and scientific staff, advisers, and the investigators of Incannex's research studies that constitute its advisory board. The Incannex advisory board is comprised of industry and academic experts who are leaders in their field and who are familiar with the Incannex business. Incannex's directors and management meet regularly with its advisory board, currently comprising of the experts referred to in Section 7.4(c).

Incannex's acquisition of APIRx Pharmaceutical USA, LLC (**APIRx**) in 2022 brought a diverse portfolio of promising therapeutic candidates targeted at treating a broad range of conditions including pain, dementia, Parkinson's disease, restless leg syndrome, gastrointestinal diseases, periodontitis, addiction disorders, skin conditions and ophthalmic conditions to Incannex.

The acquisition of APIRx has strengthened Incannex's position in the area of cannabinoid and psychedelic treatment development. In particular, it:

(a) adds a large portfolio of intellectual property with granted and pending patents;

(b) significantly expands Incannex's addressable markets globally and addressable market sizes;

(c) further enhances Incannex's technical and drug development capability; and

(d) expands Incannex's drug delivery capability to include APIRx's patented delivery technologies.

At the Last Practicable Date, there were 28 projects over which proof of concept has been established in either pre-clinical, phase 1, or phase 2 clinical studies.

7.3 Organisational Structure

The following table describes Incannex's corporate group structure as at the Last Practicable Date.

Name of entity	Country of Incorporation	Percentage Held
Parent entity:		
Incannex Healthcare Limited ACN 096 635 246	Australia	Nil
Controlled entities:		
Incannex Pty Ltd ACN 630 326 902 (wholly owned subsidiary of Incannex Healthcare Limited)	Australia	100%
Psychennex Pty Ltd ACN 646 043 638 (wholly owned subsidiary of Incannex Healthcare Limited)	Australia	100%
Clarion Clinics Group Pty Ltd ACN 666 164 861 (wholly owned subsidiary of Psychennex Pty Ltd)	Australia	100%
Psychennex Licensing and Franchising Pty Ltd ACN 666 164 263 (wholly owned subsidiary of Clarion Clinics Group Pty Ltd)	Australia	100%
Clarion Model Clinic Pty Ltd ACN 666 164 218 (wholly owned subsidiary of Clarion Clinics Group Pty Ltd)	Australia	100%
APIRx Pharmaceutical USA, LLC	USA	100%

7.4 Directors and Senior Management and Advisory Board

(a) Directors of Incannex

At the date of this Scheme Booklet, the Directors are:

Executive Director	
Joel Latham	Managing Director and Chief Executive Officer
Non-Executive Directors	
Troy Valentine	Non-Executive Chairman
Peter Widdows	Non-Executive Director
Robert Clark	Non-Executive Director
George Anastassov	Non-Executive Director

Joel Latham

Joel Latham has been the Chief Executive Officer and Managing Director of Incannex since July 2018. Mr. Latham is responsible for the Company's commercial operations, strategic decision-making, and oversight of all clinical development assets for Incannex. Prior to his appointment as Chief Executive Officer, Mr. Latham had been a key member of our senior leadership team acting as General Manager since 2016. During this time, he was instrumental in the marketing and procurement of multiple revenue-generating opportunities and partnerships, including with Pacific Smiles (ASX:PSQ), 1300 Smiles (ASX: ONT), the National Rugby League, the Australian Football League, ONE Fighting Championship, FIT

Technologies and Cannvalate. During his time at the Company, Mr. Latham has been pivotal in the development and execution of Incannex's drug development and regulatory strategy. Prior to joining Incannex in 2016, Mr. Latham had over 14 years' experience, with major firms such as Mars Foods, Tabcorp and Philip Morris International in management and commercial operational roles.

Troy Valentine

Troy Valentine has been Chairman of the Board since December 2017. Mr. Valentine is a finance professional with managerial and Board experience spanning over 27 years. He commenced his career with Australian brokerage firm Hartley Poynton (now Euroz Hartleys Limited) in 1994 before moving to Patersons Securities (now Canaccord Genuity) in 2000 where he subsequently became an Associate Director. During his time at Patersons, he was responsible for managing both retail and institutional accounts. Mr. Valentine has significant corporate and capital raising experience, especially with start-ups and small to mid-cap size companies. He is currently also a director of Australian boutique corporate advisory firm Alignment Capital Pty Ltd, which he co-founded in 2014.

Peter Widdows

Peter Widdows has been a Director since 2018. He is a Fellow Chartered Accountant with experience across various functions of business. He has extensive experience in Australian and international consumer goods markets and has worked as a senior executive in numerous geographies, including Europe, the United States and Asia Pacific. In particular, Mr. Widdows served as the Regional Chief Executive Officer — Australasia and Greater China at the H. J. Heinz Company from 2008 to 2010 and as the Chief Executive Officer and Managing Director — Australia at the H. J. Heinz Company from 2002 to 2008 and as the General Manager Strategy & Planning at Starkist Foods Inc. in Cincinnati from 1998 to 2000. Since September 2018, Mr. Widdows has been Chairman of Sunny Queen Australia Ltd, Australia's largest shell egg and egg-based meal producer and is also a Non-Executive Director of Youi Insurance Holdings Ltd, an Australian general insurance company.

Robert Clark

Robert Clark has been a Director since August 2022. Mr. Clark is a senior-level strategic regulatory affairs expert with over 38 years of U.S. and international regulatory experience, including more than 20 years with Pfizer Inc. and more than 10 years with Novo Nordisk A/S. He is an expert on FDA and EMA matters, U.S. pharmaceutical advertising practices and regulatory aspects related to healthcare professionals and sales force activities. Since May 2012, Mr. Clark has been Vice President, U.S. Regulatory Affairs for Novo Nordisk, where he provides strategic leadership to a team of more than 50 regulatory staff and scientists in the development of new medicines. Prior to his appointment as a Director, Mr. Clark had been Vice President of Worldwide Regulatory Strategy and U.S. Regulatory Affairs at Pfizer from 1992 to 2021, where he led a team of up to 150 regional regulatory professionals supporting the drug development and approval processes.

George Anastassov

Dr. George Anastassov has been a Director since June 2022. Dr Anastassov has developed substantial experience regarding liaising and negotiating with FDA and the EMA, due to the fact that he has presented numerous regulatory submissions, including IND meeting packages and IND applications, to regulatory agencies over many years. Dr Anastassov is one of the developers of the first-in-the world cannabinoid-containing chewing gum-based delivery system. Prior to his appointment as a Director, Dr. Anastassov had been the founding managing director of APIRx from 2017 to 2022. During this time, Dr Anastassov was also a key member of the medical and scientific advisory team of APIRx, assisting with the development of the Combination Compounds. Previously, Dr Anastassov had been CEO and co-founder of AXIM Biotechnologies from 2014 to 2018.

(b) **Incannex Senior Management**

At the date of this Scheme Booklet, the senior management personnel of Incannex are:

Senior Management Personnel	
Joel Latham	Managing Director and Chief Executive Officer
Madhukar Bhalla	Company Secretary and Chief Financial Officer
Lekhram Changoer	Chief Technical Officer

Joel Latham

Refer to biography in Section 7.4(a).

Madhukar Bhalla

Madhukar Bhalla has been Chief Financial Officer and Company Secretary of Incannex since June 2021. Since July 2018, he has been acting as Company Secretary and Corporate Administrator at Classic Minerals Limited, an ASX-listed Australian company. Between November 2017 and July 2018, Mr. Bhalla acted as Corporate Governance and HR Manager at Role Models and Leaders Australia and, from 2016 to 2018, he acted as the Company Secretary for FairStar Resources Limited.

Lekhram Changoer

Mr. Changoer has been Chief Technology Officer of Incannex since June 2022. He is responsible for the development and implementation of science and technical strategies for clinical and commercial manufacturing of pharmacotherapies. Prior to joining Incannex, Mr. Changoer was Director at APIRx. Previously, Mr. Changoer was CTO and Co-founder of AXIM Biotechnologies from 2014 to 2018.

(c) **Incannex Advisory Board**

At the date of this Scheme Booklet, the members of Incannex's advisory board are:

Dr. Andrea Jungaberle

Andrea serves as the Medical Director of the OVID Clinics in Berlin, and is a co-founder and advisory board member of the MIND Foundation. Andrea is a clinical specialist in anaesthesia and emergency medicine, a psychedelic therapist, and currently completing a certification in cognitive behavioural psychotherapy. She is a published author, workshop leader, yoga teacher, and has participated in several accredited trainings in psychedelic therapy. She is part of the EPIsoDE study team, using psilocybin-assisted psychotherapy to treat 144 depressive patients, and is a site Principal Investigator in Beckley Psytech's Phase IIa study on 5MeO-DMT in treatment resistant depression. In her role as Medical Director of OVID Clinics, she has conducted and/or supervised more than 1400 Ketamine applications within a psychedelic-assisted psychotherapy paradigm in over 270 patients.

Prof. Matthew Johnson

Matthew is Professor of Psychiatry and Behavioral Sciences at Johns Hopkins. He is one of the world's most published scientists on the human effects of psychedelics, and has conducted seminal research in the behavioral economics of drug use, addiction, and risk behaviour. Working with psychedelics since 2004, he published psychedelic safety guidelines in 2008, helping to resurrect psychedelic research. As Principal Investigator, he developed and published the first research on psychedelic treatment of tobacco addiction in 2014. He is Principal Investigator on funded studies investigating psilocybin in the treatment of opioid dependence and PTSD. Beyond psilocybin, in 2011 Dr. Johnson published the first-ever blinded human research showing psychoactive effects of salvinorin A, and in 2017 published the first data indicating that MDMA pill testing services may reduce harm. He has published studies on drugs across nearly all psychoactive classes, including studies of cocaine, methamphetamine, tobacco/nicotine, alcohol, opioids, cannabis, benzodiazepines, psilocybin, dextromethorphan, salvinorin A, GHB, caffeine, and cathinone analogs compounds. He has received continuous NIH funding as Principal Investigator since 2009, has provided invited presentations in 13 nations, and has been interviewed widely by media about psychedelics and other drugs.

7.5 Key Assets and Operations

IHL-675A: Incannex's proprietary anti-inflammatory drug product

Incannex is developing IHL-675A, a proprietary fixed dose combination product that contains cannabidiol (**CBD**) and hydroxychloroquine sulphate (**HCQ**), for the treatment of inflammatory conditions. Inflammatory conditions occur when the body's immune system attacks its own tissues and organs causing inflammation, pain, discomfort, and damage to the affected tissues. Inflammatory diseases include rheumatoid arthritis which mostly affects joints, colitis and Crohn's disease which affect the gastrointestinal tract, and asthma and chronic obstructive pulmonary disease which affect the respiratory system. Although there are anti-inflammatory drugs available, many patients still experience substantial pain and reduced function even when taking the marketed drugs, and some of the approved drugs have associated safety concerns.

CBD and HCQ have anti-inflammatory activity when used independently. Incannex hypothesized that the combination of CBD and HCQ would be synergistic. That is, the combination of the two drugs would reduce inflammation to a greater extent than would be predicted for the combination based on their activities when used

independently. The hypothesis of synergistic anti-inflammatory activity was confirmed in a series of preclinical studies including human peripheral blood mononuclear cells and animal models of inflammatory diseases including arthritis, inflammatory bowel disease and inflammatory lung disease. The results of these preclinical models gave Incannex the confidence to develop a unique fixed dose combination product for assessment in clinical trials with the goal of regulatory approval by bodies including the FDA and the TGA.

Phase 1 clinical trial assessing the safety, tolerability and pharmacokinetics of IHL-675A

To assess the safety, tolerability, and pharmacokinetics of IHL-675A Incannex ran a Phase 1 clinical trial. The key endpoints of the trial were the adverse events reported and the plasma levels of the active pharmaceutical ingredients (APIs), CBD and HCQ, and their major metabolites over a 28-day period. IHL-675A was compared to the reference listed drugs for CBD and HCQ, Epidiolex and Plaquenil respectively, across all endpoints. The trial included three cohorts of twelve participants each (total n = 36), with equal evaluations applied across all three groups. Participants were monitored for adverse events and had blood samples collected for pharmacokinetic analysis over a 28-day period. The study was conducted at CMAX Clinical Research in South Australia and managed by Avance Clinical.

In July 2022, Incannex received approval from the Bellberry Human Research Ethics Committee (HREC) to conduct the Phase 1 clinical trial investigating IHL-675A. Recruitment of participants for the trial commenced in August 2022. Dosing of participants was completed in October 2022.

Safety and Tolerability Results

IHL-675A was well tolerated, with no adverse events of concern and no serious adverse events reported (Figure 1). The same number of treatment related treatment emergent adverse events (TEAEs) were reported for IHL-675A as for Epidiolex. Treatment-related TEAEs included abdominal pain, dizziness, fatigue, frequent bowel movements, headache and somnolence. All TEAEs were minor with the exception of one incidence of moderate severity abdominal cramps which resolved soon after onset.



Percentage of subjects who reported a treatment related TEAE
35%
30%
25%
20%
15%
10%
5%
0%
Epidiolex
Plaquenil
IHL-675A

Figure 1. Percentage of subjects who reported a treatment related treatment emergent adverse event in each of the treatment groups of the IHL-675A Phase 1 clinical trial.

CBD Pharmacokinetic Results

Comparison of the average pharmacokinetics of CBD in participants administered IHL-675A compared to those administered Epidiolex revealed that the CBD was taken up from IHL-675A more quickly and reached a higher maximum concentration than from Epidiolex (Figure 2). The average maximum concentration (C_{max}) of CBD from IHL-675A was 1.57 times higher than for Epidiolex. The time to reach the maximum concentration (T_{max}) was 26% faster for IHL-675A than Epidiolex. CBD administered in IHL-675A was also cleared more quickly than Epidiolex. The half-life (t1/2) of CBD from IHL-675A was 13% faster than Epidiolex. The total exposure (AUCinf) was similar for CBD administered as IHL-675A and Epidiolex. These patterns are trends at this point ($p > 0.05$). Similar results were observed for CBD metabolites 7-COOH-CBD and 7-OH-CBD. Pharmacokinetic parameters are presented in Table 1.



180
160
140
120
100
80
60
40
20
0
Plasma CBD (ng/mL)
IHL-675A
Epidiolex
Pre-dose
0.5
1
1.5
2
2.5
3
4
6
8
12
24
48
144
312
480
648
Time (hours)

Figure 2. Average plasma concentrations of CBD over time for the IHL-675A and Epidiolex treatment groups in the IHL-675A Phase 1 clinical trial.

Table 1. CBD and metabolite PK parameters from IHL-675A Phase 1 study

		IHL-675A				Epidiolex			
		C_{max} (ng/mL)	T_{max} (hr)	AUC_{inf} (hr*ng/mL)	$T_{1/2}$ (hr)	C_{max} (ng/mL)	T_{max} (hr)	AUC_{inf} (hr*ng/mL)	$T_{1/2}$ (hr)
CBD	Mean	207.04	2.13	841.08	220.17	131.89	2.88	725.9	231.22
	SD	117.44	0.91	358.63	53.85	61.92	1.21	223.98	56.45
	Min	72.6	1.02	391	113.84	45.6	1.5	355	144.41
	Max	472	4	1699	301.17	241	6	1121	305.88
7-OH-CBD	Mean	55.24	2.17	389.18	40.54	21.06	3	262.27	21.15
	SD	34.58	0.94	214.49	52.79	9.15	1.22	103.95	10.05
	Min	14.9	1.02	220	10.78	7.7	1.5	149	10.54
	Max	116	4	950	202.58	38.4	6	448	49.36
7-COOH-CBD	Mean	479.75	2.83	18753.9	167.87	362.17	4.97	16268	153.68
	SD	218.74	1.2	8979.02	95.47	299.63	1.3	11069.2	92.41
	Min	209	1.5	11445	46.03	116	2.5	4475	18.47
	Max	921	6	43714	332.65	1180	6.05	42018	317.68

Hydroxychloroquine Pharmacokinetic Results

Comparison of the average pharmacokinetics of hydroxychloroquine in participants administered IHL-675A compared to those administered Plaquenil revealed that hydroxychloroquine was taken up more slowly from IHL-675A than from Plaquenil but the two drugs had a similar maximum plasma concentration (Figure 3). The time to reach the maximum concentration (T_{max}) for HCQ administered as IHL-675A was 46% slower than for Plaquenil. The hydroxychloroquine clearance and total exposure was similar for the two drugs. These patterns are trends at this point ($p > 0.05$). Plasma concentrations of hydroxychloroquine metabolites desethylhydroxychloroquine, bisdesethylhydroxychloroquine and desethylchloroquine were detected only at low levels (<2 ng/mL) at all points in the study. Pharmacokinetic parameters are presented in Table 2.


Plasma hydroxychloroquine (ng/mL)
60
50
40
30
20
10
0
IHL-675A
Plaquenil
Pre-dose
0.5
1
1.5
2
2.5
3
4
6
8
12
24
48
144
312
480
648
Time (hours)

Figure 3. Average plasma concentrations of hydroxychloroquine over time for the IHL-675A and Plaquenil treatment groups in the IHL-675A Phase 1 clinical trial.

Table 2. Hydroxychloroquine and metabolite PK parameters from IHL-675A Phase 1 study

		IHL-675A				Plaquenil			
		C_{max} (ng/mL)	T_{max} (hr)	AUC_{inf} (hr*ng/mL)	$T_{1/2}$ (hr)	C_{max} (ng/mL)	T_{max} (hr)	AUC_{inf} (hr*ng/mL)	$T_{1/2}$ (hr)
HCQ	Mean	54.71	5.59	2986	182.62	55.52	3.46	3430.8	251.6
	SD	23.85	2.51	1244.46	93.7	24.81	1.94	1104.38	73.65
	Min	22	2	800	35.68	26.1	1	2073	163.92
	Max	105	12.03	4217	311.57	124	6	5888	421.51
DESETHYL-HYDROXY-CHLOROQUINE	Mean	1.38	81.08	NA	NA	1.29	17.46	NA	NA
	SD	1.24	183.01	NA	NA	1.04	35.04	NA	NA
	Min	0	0	0	0	0	0	0	0
	Max	4.4	673.83	0	0	3.3	123.93	0	0
DESETHYL-CHLOROQUINE	Mean	0.8	7.77	NA	NA	0.42	5.59	NA	NA
	SD	0.72	13.03	NA	NA	0.84	13.58	NA	NA
	Min	0	0	0	0	0	0	0	0
	Max	2	49.05	0	0	2.9	49.07	0	0
BISDESETHYL-HYDROXY-CHLOROQUINE	Mean	0	0	NA	NA	0	0	NA	NA
	SD	0	0	NA	NA	0	0	NA	NA
	Min	0	0	0	0	0	0	0	0
	Max	0	0	0	0	0	0	0	0

NA- metabolite not detected at levels sufficient to calculate PK parameter

Interpretation of the results from the phase 1 clinical trial.

IHL-675A is well tolerated in healthy volunteers. Adverse events for IHL-675A were consistent with what was observed, and has been publicly reported, for Epidiolex and Plaquenil. Both active pharmaceutical ingredients, CBD and HCQ, are absorbed from IHL-675A. Trends in PK profiles indicate that the uptake of CBD may be more rapid for IHL-675A than Epidiolex and uptake of HCQ may be slower for IHL-675A than Plaquenil. This could be advantageous for IHL-675A. CBD provides immediate relief for inflammation and pain whereas HCQ is a slower acting molecule and provides extended relief.

The safety and pharmacokinetic data from this Phase 1 clinical trial in healthy volunteers adds to the Company's confidence in proceeding with assessment of IHL-675A in patients with inflammatory diseases, with the initial focus on rheumatoid arthritis.

Phase 2 clinical trial assessing the effects of IHL-675A on pain and function in patients with rheumatoid arthritis.

In February 2023, Incannex announced that it had commenced a Phase 2 clinical trial to assess the safety and efficacy of IHL-675A on pain and function in patients with rheumatoid arthritis. In this trial rheumatoid arthritis patients will receive one of IHL-675A, CBD, HCQ or placebo for 24 weeks. The treatments will be double blinded, meaning neither the investigators nor patients will know which treatment an individual is receiving. The study will be managed by Avance Clinical, an Australian and US CRO (Avance), who will identify and onboard 8-13 clinical trial sites with expertise in rheumatoid arthritis to conduct patient recruitment and assessments. Avance Clinical will manage the sites and study conduct, ensure that the data is of the necessary quality, and conduct the analysis of data collected across all the trial sites.

The trial will include 128 participants who meet the eligibility criteria. Participants will be randomised to one of 4 arms: either IHL-675A, CBD alone, HCQ alone or placebo. The primary endpoint for the study is pain and function relative to baseline determined via the score on the RAPID3 assessment at 24 weeks. Participants will also record their pain and function outcomes daily, by completing questionnaires on pain, fatigue, joint stiffness and quality of life, using an electronic Patient Reported Outcomes device (similar to completing a questionnaire on an electronic tablet). The participants will attend monthly visits at the clinical trial site, where blood tests, and physical examinations will monitor additional safety and efficacy outcomes including inflammatory biomarkers. The trial will also include a sub-study examining joint damage via MRI. Subjects will be assessed for eligibility in the MRI study based on their Rheumatoid Arthritis Magnetic Resonance Imaging Score (RAMRIS) at screening.

The results of this study will establish the safety and efficacy of IHL-675A in rheumatoid arthritis and will be a critical component of future regulatory applications, including contributing to the combination rule assessment in the FDA505(b)2 new drug application (NDA) dossier.

In July 2023, Incannex received approval from the Human Research Ethics Committee (HREC) for its lead site, Emeritus Research in Camberwell, VIC, to conduct the Phase 2 clinical trial investigating the effect of IHL-675A on pain and reduced function in patients with rheumatoid arthritis. Site selection, approval and HREC submission is ongoing and Incannex anticipates that approval for the remaining sites will be received over the coming months.

IHL-42X: Incannex's proprietary drug product for treatment of obstructive sleep apnea

Incannex is developing IHL-42X, a proprietary combination of dronabinol and acetazolamide for treatment of obstructive sleep apnea (OSA). OSA is a disease of sleep disordered breathing where the upper airway repeatedly completely or partially collapses during sleep. This disrupts airflow, reduces oxygen uptake and leads to poor sleep quality. Presentation of OSA often includes snoring and waking up gasping for air. The immediate consequences of OSA are daytime sleepiness, negative impacts on mood and cognitive function, including an increased risk of traffic accidents. Long term, patients with untreated OSA have an increased risk of cardiovascular disease, deficits in executive function and mental health issues such as depression and anxiety. Current standard of care for OSA is the use of positive airway pressure (PAP) devices, such as CPAP. Although these devices are effective, patient compliance is less than 50% due to issues with discomfort, inconvenience, cost and safety concerns. There are no approved pharmacotherapies for treatment of OSA.

Incannex hypothesized that the combination of dronabinol, a synthetic form of THC, and acetazolamide, a carbonic anhydrase inhibitor that is used for the treatment of a range of indications would be an effective treatment for OSA. This hypothesis was based on the published observations that each of the drugs had a benefit in patients with OSA. However, the therapeutic effect of the drugs when used alone was limited and there were concerns with side effects at therapeutic doses. IHL-42X is designed to reduce the dose of each component drug, increasing the therapeutic effect, and reducing the side effects.

IHL-42X proof of concept clinical trial.

In June 2022, Incannex unveiled promising outcomes from a comprehensive analysis of its Phase 2 clinical trial evaluating the efficacy of IHL-42X in treating patients with obstructive sleep apnea (OSA). Particularly, the low dose of IHL-42X demonstrated superior safety and effectiveness metrics when compared to higher doses. Notably, low-dose IHL-42X led to an average reduction of 50.7% in apnea-hypopnea index (AHI) among trial participants (Figure 4), with 25% experiencing a substantial reduction of over 80% (Figure 5). AHI is the main measure used to diagnose and monitor OSA. A reduction in the AHI indicates an improvement in the disease, which is anticipated to lead to improved sleep quality and decreased daytime sleepiness.



Reduction relative to baseline (%)
60
50
40
30
20
10
0
6.4
50.7
48.1
35.2
Placebo
Low
Medium
High



Proportion of participants (%)
70
60
50
40
30
20
10
0
Placebo
Low
Medium
High
AHI Reduction >50%
AHI Reduction >80%

Figure 4. Average reduction in apnea hypopnea index (AHI) for each treatment period, relative to baseline, in the IHL-42X proof of concept phase 2 clinical trial.

Figure 5. Proportion of patients in each IHL-42X proof of concept treatment period who experienced a reduction in AHI of >50% and >80% relative to baseline.

IHL-42X also improved other aspects of OSA. The oxygen desaturation index, which is a measure similar to AHI, but instead measures the number of times there is insufficient blood oxygen levels or desaturation events, dropped by an average of 59.7% (Figure 6). The improvement in AHI and ODI culminated in improved patient reported sleep quality (Figure 7).



Reductionin ODI relative to baseline (%)
70
60
50
40
30
20
10
0
Placebo
Low
Medium
High



Proportion of participants reporting good or very good sleep quality
60%
50%
40%
30%
20%
10%
0%
Placebo
Low
Medium
High

Figure 6. Average reduction in oxygen desaturation index (ODI) for each treatment period, relative to baseline, in the IHL-42X proof of concept phase 2 clinical trial.

Figure 7. Proportion of patients in each IHL-42X proof of concept treatment period who reported good or very good sleep quality.

The proof-of-concept study also returned encouraging results from a safety perspective. Of significance, the compound was well-tolerated, with fewer treatment-emergent adverse events in the low-dose group compared to the placebo (Figure 8). Another important result was that low-dose IHL-42X resulted in THC blood concentrations below thresholds for impaired driving (1 ng/mL) on the morning following administration (Figure 9). None of the samples in the low dose treatment period had a THC concentration of greater than 0.45 ng/mL.


25
20
15
10
5
0
Total number reported
Placebo
Low
Medium
High
Total TEAE
Related TEAE


5
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
Average THC (ng/mL)
Placebo
Low
Medium
High
2h post dose 1
Morning after dose 7

Figure 8. Total number of treatment emergent adverse events (TEAE), and TEAE that were probably or possibly related to the treatment, reported during each IHL-42X treatment period.

Figure 9. Average THC concentrations in plasma samples collected the during each of the treatment periods of the IHL-42X proof of concept clinical trial. The average is calculated for samples for which there was THC detected. In the placebo treatment period this was a single sample.

The safety and efficacy data from the IHL-42X proof-of-concept study confirmed the Incannex's hypothesis that the combination of dronabinol and acetazolamide would be an effective treatment for sleep apnea and has given the company the confidence to continue to develop IHL-42X towards regulatory approval.

Expanded patent position for IHL-42X

In December 2022, Incannex announced that it had filed an additional provisional patent application for protection of IHL-42X. This patent application was based on data from a further analysis of the data from the IHL-42X phase 2 proof of concept clinical trial where IHL-42X was shown to have a dose dependent effect on loop gain and low dose IHL-42X had a statistically significant effect on airway collapsibility. This provided some explanation as to why IHL-42X at low dose was observed to be more effective at reducing AHI than medium or high doses.

Bioavailability/bioequivalence clinical trial

In November 2022, Incannex announced that it had engaged CMAX Clinical Research and Novotech CRO to undertake a bioequivalence/bioavailability (**BA/BE**) clinical trial for IHL-42X. The BA/BE study focuses on assessing the pharmacokinetics and tolerability of IHL-42X's APIs, dronabinol (a synthetic form of THC) and acetazolamide, in comparison to FDA reference listed drugs Marinol and Taro acetazolamide tablets respectively. The study will also investigate the effect of food on IHL-42X tolerability and pharmacokinetics. The BA/BE study involves 116 participants and will evaluate the concentrations of APIs and metabolites in blood samples over 48 hours. This study design adheres to FDA recommendations for bioequivalence studies. The outcomes of the BA/BE trial will be a crucial component of a forthcoming NDA, serving as a bridging mechanism to the reference listed drugs, thereby facilitating regulatory approval via the FDA505(b)2 regulatory pathway.

Approval was received in July 2023 from Bellberry HREC for the conduct of the BA/BE clinical trial.

Phase 2/3 clinical trial investigating IHL-42X in patients with OSA

The next step in the development of IHL-42X is a global Phase 2/3 clinical trial investigating the effect of the drug product in patients with OSA who are non-compliant, intolerant or naïve to positive airway pressure devices, such as CPAP. This study will include at least 385 patients across 45 clinical trial sites located across the world. Feedback from the FDA in a preIND meeting guided the design of this clinical trial. Efficacy of the drug will be assessed by a co-primary endpoint consisting of change in AHI from baseline and change in functional outcomes of sleep score from baseline at 52 weeks. Secondary and exploratory endpoints will include other PSG and sleep parameters, change in cognitive function and a range of safety and efficacy focused biomarkers.

Appointment of lead principal investigators for Phase 2/3 trial.

In June 2023, Incannex announced that Dr John D Hudson of FutureSearch Trials of Neurology, Austin, Texas and Dr Russell Rosenberg, of Neurotrials Research Inc, Atlanta Georgia, had been recruited as co-Lead Principal Investigators for the IHL-42X Phase 2/3 Study.

J. Douglas Hudson, MD, is board certified in Neurology and Sleep Medicine. He serves as the Principal Investigator for FutureSearch Trials of Neurology, Austin, Texas. Dr. Hudson has supervised over 300 clinical trials over the past 20 years mostly related to neurological and sleep disorders and has been a national and international speaker for these disorders.

Dr. Hudson completed his neurology residency at the University of Iowa and was Austin's first board certified sleep specialist. Past activities include founding the Austin Neurological Clinic and Sleep Medicine Consultants. He held the position of President of the Texas Neurological Society, with a Lifetime Achievement Award and President of the Capital Area American Heart Association.

FutureSearch Trials consists of two clinical research facilities in Austin and Dallas, Texas which have been in operation for over 15 years. The Austin site where Dr. Hudson is the Principal Investigator focuses on clinical research studies for treatment of neurological, pain and sleep disorders and features an on-site sleep lab.

Obstructive Sleep Apnea, affecting millions of people, remains under treated. This is due in part to patients not being diagnosed, and in part due to poor patient compliance with current therapeutic modalities.

While unheard of a few years ago, oral medications to help reduce the cause of OSA, are now undergoing further investigation. This is more than exciting, it could prove to be life-changing for many patients."

Dr. Rosenberg is currently Chief Science Officer and CEO of NeuroTrials Research in Atlanta, Georgia. Dr. Rosenberg, a native of St. Louis, obtained his doctorate in clinical and research psychology from The Ohio State University and received specialized training in sleep disorders medicine and research at Rush Presbyterian - St. Luke's Medical Center in Chicago. He has more than 35 years' experience in clinical sleep medicine and research, acting as an investigator in over 300 clinical trials including 14 in OSA and 211 in other sleep related disorders. He is a Board-Certified Sleep Specialist and Fellow of the American Academy of Sleep Medicine. Dr. Rosenberg is former Chair and spokesperson for the National Sleep Foundation (NSF) and has appeared frequently on local and national television news shows including the Today Show, Good Morning America, CNN, and MSNBC.

Neurotrials Research Inc is a clinical research facility in Atlanta, Georgia that has been in operation for over 25 years. Neurotrials Research is focused on delivery of trials in neurology/CNS and sleep indications.

Investigational New Drug Application

Subsequent to the end of the financial year, Incannex submitted an investigational new drug (IND) application to the FDA for review. The IND dossier compiled by the Incannex team included comprehensive modules on the safety and efficacy of IHL-42X and its component active pharmaceutical ingredients. It also includes detailed information on the development, manufacturing, quality and stability of the IHL-42X drug product, as well as the clinical protocol and investigator information for the Phase 2/3 IND opening clinical trial.

The modules of the IND were:

- Module 1 – Administrative Information and Prescribing Information
- Module 2 – Nonclinical/Clinical Overviews and Summaries
- Module 3 – Quality data
- Module 4 – Nonclinical Study Reports and Key Literature References
- Module 5 – Clinical Study Reports, Clinical Protocol and Investigator Information

Submitting and clearing an IND with the FDA is crucial for companies to gain regulatory approval, conduct clinical trials, and engage in scientific dialogue with FDA whilst they progress investigational drugs through the stages of development in the United States. The FDA review process for an IND application involves evaluation of the scientific, clinical, and safety aspects to ensure that the proposed clinical trial meets regulatory requirements.

FDA completed their review of the IND package and Incannex received confirmation from the agency that the IND opening study may proceed. That is, the IND application has cleared.

Clearance of the IND application is a critical milestone that is required to conduct clinical trial in the United States. Incannex are now working with Fortrea, the CRO engaged to manage the Phase 2/3 clinical trial to prepare institutional review board applications for the lead trial sites, complete the selection and approval of the remaining trials sites, and further prepare for patient recruitment and dosing for the clinical trial.

IHL-216A: Incannex's proprietary drug product for treatment of traumatic brain injury

Incannex is developing IHL-216A, a combination of cannabidiol and isoflurane for treatment of traumatic brain injury. The two drugs are both known to have neuroprotective effects that occur through different mechanisms of action. Incannex hypothesized that the combination of the two drugs would provide a synergistic neuroprotective effect. This hypothesis was confirmed in two separate rodent models of TBI, both mild and moderate/severe injury models.

Incannex Successfully Concludes Constructive Pre-IND Meeting with FDA for IHL-216A Concussion and Traumatic Brain Injury (TBI) Treatment

In October, 2022 Incannex completed a productive pre-Investigational New Drug (pre-IND) meeting with the U.S. Food and Drug Administration (FDA) concerning its proprietary drug product IHL-216A, developed for the treatment of Traumatic Brain Injury (TBI) and concussion. The pre-IND meeting followed the submission of a comprehensive package to the FDA in August 2022, encompassing details about the unique formulation, a comprehensive clinical development plan, and specific regulatory inquiries necessary for opening an Investigational New Drug application (IND). The IND is a crucial step for conducting clinical trials in the United States, ensuring that trial designs align with data requirements for eventual FDA marketing approval.

In response to the pre-IND submission, the FDA provided valuable multidisciplinary feedback regarding the clinical development of IHL-216A. Moreover, the FDA provided guidance on the use of the FDA505(b)2 regulatory pathway, wherein certain data required for marketing approval can be drawn from publicly available studies on the components of IHL-216A.

Upscaling Production of cGMP IHL-216A

During August 2022, Incannex engaged Curia Global, Inc. (Curia) to facilitate the advanced development and cGMP-grade manufacturing of IHL-216A, the company's inhaled proprietary drug targeted for the treatment of concussion and traumatic brain injury (TBI). This decision comes following successful proof-of-concept studies that identified the optimal inhaled formulation for IHL-216A on an experimental scale. Curia is tasked with scaling up the fill-finish manufacturing processes for IHL-216A, ensuring compliance with Current Good Manufacturing Practice (cGMP) standards while also generating vital data concerning product quality and stability. This information is set to support future regulatory submissions.

Psychennex

Psychennex is a wholly owned subsidiary of Incannex that houses all research, development and commercial activities related to psychedelic molecules, such as psilocybin and MDMA. This includes the clinical development of the PsiGAD program that uses psilocybin assisted psychotherapy for treatment of generalised anxiety disorder and the Clarion Clinics Group for administration of psychedelic assisted psychotherapy in major depressive disorder and post traumatic stress disorder.

PsiGAD

PsiGAD is Incannex's proprietary psilocybin assisted psychotherapy program for treatment of generalised anxiety disorder. The program is being developed in collaboration with Dr Paul Liknaitsky of Monash University.

Generalized anxiety disorder (GAD) is a serious psychiatric condition affecting around 4-6% of the population during their lifetime. GAD is characterised by diffuse, excessive, uncontrollable worry that tends to be more frequent and severe than within other anxiety disorders. GAD has a chronic, unremitting course that is associated with a high public burden, and significant consequences for relationships, work, and quality of life. It is a highly comorbid disorder, with estimations of lifetime mental disorder comorbidity as high as 90%. It is most comorbid with major depression, and also commonly comorbid with other anxiety disorders, other mood disorders, and non-psychiatric disorders such as chronic pain and irritable bowel syndrome.

International guidelines for GAD treatment recommend selective serotonin reuptake inhibitors (SSRIs), serotonin and noradrenaline reuptake inhibitors (SNRIs), and pregabalin as first-line options, with benzodiazepines such as diazepam as second-line options. However, these treatments show limited efficacy, problematic side effects, and other limitations. Psilocybin assisted psychotherapy in PsiGAD is designed to provide an alternative to these patients who's disease is not adequately controlled by the above mentioned treatments. Psilocybin is thought to facilitate and improve the efficacy of psychotherapy by allowing patient to access the root causes of their anxiety, address those causes and build new neural connections that lead to a lasting treatment effect.

PsiGAD1

PsiGAD1 is a proof-of-concept clinical trial investigating safety and efficacy of psilocybin assisted psychotherapy for treatment of GAD that is being led by principal investigator Dr Paul Liknaitsky and an extended team of clinical scientists, physicians and therapists at Monash University. The trial will aim to recruit 72 patients in total across equivalent, triple blind, psilocybin and placebo arms. Each patient will receive two dosing sessions and a number of preparatory and integration psychotherapy sessions. The endpoints of this trial encompass safety, efficacy, and tolerability, while secondary outcomes include assessments of quality of life, functional limitations, and comorbid conditions. The primary efficacy endpoint is change in Hamilton Anxiety Rating Scale six weeks after the second dosing session.

In March 2023, interim analysis of the study data to date was conducted. An independent Data Safety Monitoring Board reviewed the data and recommended no change to the study design and had no concerns with the safety of the PsiGAD trial. Review of the interim data by Incannex, consisting of primary endpoint data from the first twenty nine participants found that there is a high probability (greater than 85% - alpha error 0.05 or 95% confidence level) that the total study will show a statistically significant benefit for the psilocybin treatment arm over the placebo treatment arm. This projection was made by assuming the effect size observed in the interim analysis for 29 participants is representative of the effect size through the remaining 43 participants. The end point used in this modelling was a reduction in Hamilton Anxiety Rating Scale (HAM-A) score at 11 weeks relative to baseline (six weeks post second dose), which is the primary endpoint in the trial. This modelling was completed internally by the company and did not get verified by the DMSB.

Recruitment for the trial has continued throughout the reporting period and final study results are expected in late 2023 or early 2024.

Development and manufacture of cGMP psilocybin drug product

Based on the promising outcome of the interim analysis from PsiGAD1, Psychennex engaged Catalent for development and cGMP manufacture of Psychennex's own psilocybin drug product in March 2023. This drug product will be used in Psychennex's future clinical trials and potential wider commercial use. This development project is ongoing.

Clarion Clinics

In March 2023, Incannex announced the intention to open multiple psychedelic-assisted psychotherapy clinics in Australia and overseas under the leadership of Peter Widdows, a long-standing Director of the Company. Incannex had been developing the commercialisation plans for psychedelic clinics for some time, well before the TGA decision to down-schedule psilocybin for treatment-resistant depression (TRD) and MDMA for Post-Traumatic Stress Disorder (PTSD) was announced. The announcement from TGA led to an expansion and announcement of these plans.

In May 2023, the Company announced that it had signed a lease for the first clinic in Abbottsford, a suburb of Melbourne, Victoria. The clinic is designed as a commercial scale prototype, which can be scaled up and replicated to other locations. It will have capacity to treat over 600 patients per year in normal working hours and substantially more in extended hour operations. The Company also announced that it had secured an initial supply of psilocybin and MDMA to facilitate commencement of clinical operations.

In August 2023, Clarion Clinics announced that it was accepting registrations for Psychedelic treatment interest as part of pre-screening in readiness for opening.

APIRx

In August 2022, Incannex announced that it had completed the acquisition of APIRx Pharmaceuticals to aggregate the world's largest portfolio of patented medicinal cannabinoid drug formulations. Founders of APIRx, Dr George Anastassov and Mr Lekhram Changoer joined the Incannex team as non-executive director and chief technology officer respectively. Twenty-two (22) additional clinical and pre-clinical research and development projects were transferred to Incannex, representing aggregate addressable markets of approximately US$400B per annum. These projects are underpinned by an intellectual property portfolio that includes 19 granted patents and 23 pending patents.

The foremost drug candidates stemming from this acquisition encompass:

- MedChew Dronabinol for chemotherapy-induced nausea and vomiting
- MedChew Rx for pain and spasticity in multiple sclerosis patients

- CannQuitN and CannQuitO – chewable products merging nicotine and cannabinoids, and cannabinoids and opioid antagonists, targeting smoking cessation and opioid addiction respectively
- CheWell – a high-bioavailability chewable tablet intended for use in adolescent drug addiction studies and other applicable indications
- CanChew – a patented high-bioavailability and extended-release CBD chewing gum designed for the over-the-counter market
- Renecann - topical cannabinoid development candidates addressing various skin conditions.

Engagement of Eurofins Scientific for development and manufacture of CannQuitO, CannQuitN and Renecann formulations was announced in Nov 2022.

The CannQuit products are combination drug assets with associated granted patents and patent applications that were transferred to Incannex as a result of the acquisition of APIRx Pharmaceuticals, completed in August of 2022. Eurofins will undertake formulation development and manufacture of CannQuit Nicotine ('CannQuitN') and CannQuit Opioid ('CannQuitO').

CannQuitN combines nicotine and cannabidiol ('CBD') within a controlled-release, functional, medicated chewing gum. CannQuitO combines CBD and an off-patent prescription opioid antagonist, and/or partial agonist-antagonist within the formulation. The cGMP grade products manufactured by Eurofins will be used in clinical trials designed to assess the safety and efficacy of the CannQuit products for smoking cessation and the treatment of opioid addiction.

Data collected on the quality and stability of the CannQuit anti-addiction products during the development and manufacturing of the two drug candidates at Eurofins will be key components of future regulatory packages. These data packages include investigational new drug (IND) applications and NDA filings with the FDA.

Medicated chewing gums deliver their active ingredients directly into the circulation of the oral mucosa, ensuring that the effects of the ingredients are delivered rapidly, but also in a sustained manner to reduce cravings for longer than other delivery methods. Rapid onset and sustained effect are both qualities desirable for the treatment of addiction disorders. Furthermore, the act of chewing, known as mastication, also has an multi-action, anti-anxiety effect that has been demonstrated in other scientific assessments.

ReneCann is Incannex's proprietary topical cannabinoid formulation for treatment of dermatological conditions caused by disorders of the immune system, including vitiligo, psoriasis, and atopic dermatitis, otherwise known as eczema. The ReneCann formulation is commercially protected by granted and pending patents acquired by Incannex as part of the APIRx acquisition that was finalised in August of 2022.

The unique formulation combines Cannabigerol ('CBG') and Cannabidiol ('CBD'). CBG is a non- psychoactive cannabinoid with potent anti-inflammatory properties. A previous version of ReneCann was used in an in-human proof of concept study with dosing over a 6-week period. The study was conducted at the Maurits Clinic, The Netherlands, and led by a world-renowned dermatologist Dr. Marcus Meinardi, MD, PhD.

In the study, ReneCann reduced disease scores in patients with each of the target skin diseases. Patients with vitiligo, psoriasis and atopic dermatitis were observed to experience improvements in symptoms of 10%, 33% and 22% respectively.

In particular, the results for study participants with vitiligo are highly encouraging, partly because the incidence of the disease is high at 0.5-1.0% of the global population and treatments for it are limited. Vitiligo is observed when pigment-producing cells (melanocytes) stop producing melanin, causing the loss of skin colour in patches and the discoloured areas generally become larger over time. ReneCann was associated with diffuse re-pigmentation (usually perifollicular or from the borders of the lesion) and efficacy lasted for weeks eventually before depigmentation recurred.

The ReneCann Drug product that is produced by Eurofins CDMO will be used in clinical trials confirming the safety and therapeutic effect of ReneCann in vitiligo, psoriasis, and atopic dermatitis. Data on the quality and stability of ReneCann generated as part of this project at Eurofins will be used in the chemistry and manufacturing control modules of future regulatory packages with the FDA. ReneCann also has the potential to be assessed for efficacy in other diseases where topical application may provide a benefit over conventional oral dosed cannabinoid formulations.

Incannex has chosen Quest Pharmaceutical Services (QPS) as its partner for regulatory guidance and clinical trial management for the advancement of the CannQuit™ and Renecann™ product lines designed for addiction and immune-disordered skin diseases. QPS, established in 1995, has evolved into a prominent contract

research organization, offering a range of services in bioanalysis, pharmacology, and clinical research. QPS is in the process of drafting pre-Investigational New Drug (pre-IND) submissions for the European Medicines Agency (EMA) and the FDA for CannQuit™ and Renecann™ products. Subsequent to regulatory clearance, QPS will take a leading role in overseeing clinical trials, collecting relevant evidence of safety and efficacy.

7.6 Historical financial information

(a) Basis of preparation

The selected historical financial information in this Section has been extracted from Incannex's audited consolidated financial statements for the financial years ended 30 June 2023 and 30 June 2022.

The information in this Section is a summary only and has been prepared solely for inclusion in this Scheme Booklet. Incannex's full financial accounts are available on its website, https://www.incannex.com/, or by requesting a copy from Incannex's Company Secretary at mbhalla@incannex.com.au.

(b) Consolidated Statement of Comprehensive Income

Below is a summary of Incannex's audited Consolidated Statement of Comprehensive Income for the years ended 30 June 2023 and 30 June 2022:

Incannex Healthcare Limited Consolidated Statement of Comprehensive Income	FY2023 A$	FY2022 A$
Other income	1,376,645	788,654
Total other income	**1,376,645**	**788,654**
Product costs	-	(6,338)
Administration expense	(568,954)	(280,969)
Advertising and investor relations	(1,852,416)	(2,746,226)
Bad debt expense	-	(134,626)
Research and development costs	(9,364,796)	(5,371,821)
Compliance, legal and regulatory	(2,632,069)	(3,559,511)
Share based payments	(3,191,640)	(1,464,550)
Occupancy expenses	(124,628)	(112,341)
Depreciation expense	(130,946)	-
Salaries and employee benefit expense	(3,490,754)	(2,016,181)
Total expenses	**(21,356,203)**	**(15,692,563)**
Loss before tax	**(19,979,558)**	**(14,903,909)**
Income tax	-	-
Loss after tax	**(19,979,558)**	**(14,903,909)**
Other comprehensive income	-	-
Total comprehensive loss for the year	**(19,979,558)**	**(14,903,909)**
Earnings per share		
Basic loss per share (cents per share)	(1.30)	(1.25)
Diluted loss per share (cents per share)	(1.30)	(1.25)

(c) **Consolidated Statement of Financial Position**

Below is a summary of Incannex's audited Consolidated Statement of Financial Position as at 30 June 2023 and 30 June 2022:

Incannex Healthcare Limited Consolidated Statement of Financial Position	FY2023 A$	FY2022 A$
ASSETS		
Current assets		
Cash and cash equivalents	33,363,228	37,500,931
Trade and other receivables	287,478	294,717
Other assets	1,035,181	83,960
Total current assets	**34,685,887**	**37,879,608**
Non-current assets		
Property, plant and equipment	443,652	-
Right-of-use assets	743,734	-
Intangible assets	52,717,427	-
Total non-current assets	**53,904,813**	**-**
TOTAL ASSETS	**88,590,700**	**37,879,608**
LIABILITIES		
Current liabilities		
Trade and other payables	3,675,090	2,010,533
Lease liabilities	170,656	-
Total current liabilities	**3,845,746**	**2,010,533**
Non-current liabilities		
Lease liabilities	616,087	-
Total non-current liabilities	**616,087**	**-**
TOTAL LIABILITIES	**4,461,833**	**2,010,533**
NET ASSETS	**84,128,867**	**35,869,075**
EQUITY		
Issued capital	150,842,248	86,586,794
Reserves	12,061,087	8,077,191
Accumulated losses	(78,774,468)	(58,794,910)
TOTAL EQUITY	**84,128,867**	**35,869,075**

(d) **Consolidated Statement of Changes in Equity**

Below is a summary of Incannex's audited Consolidated Statement of Changes in Equity for the years ended 30 June 2022 and 30 June 2023:

Incannex Healthcare Limited	Issued Capital	Equity Reserve	Accumulated Losses	Total
Consolidated Statement of Changes in Equity	**A$**	**A$**	**A$**	**A$**
Balance at 30 June 2021	**45,852,107**	**6,612,641**	**(43,891,002)**	**8,573,746**
Options exercised	40,274,242	-	-	40,274,242
Share based payments	-	1,464,550	-	1,464,550
Share placements	400,000	-	-	400,000
Shares issued to advisors	450,000	-	-	450,000
Shares issue costs	(389,555)	-	-	(389,555)
Comprehensive loss for the year	-	-	(14,903,909)	(14,903,909)
Balance at 30 June 2022	**86,586,794**	**8,077,191**	**(58,794,910)**	**35,869,075**
Options exercised	2,027	-	-	2,027
Options issued to advisors	-	684,000	-	684,000
Option placements	-	108,257	-	108,257
Share based payments	-	3,191,640	-	3,191,640
Share placements	13,000,000	-	-	13,000,000
Shares issued to advisors	2,945,288	-	-	2,945,288
Asset acquisition shares issued	49,088,139	-	-	49,088,139
Shares issue costs	(780,000)	-	-	(780,000)
Comprehensive loss for the year	-	-	(19,979,558)	(19,979,558)
Balance at 30 June 2023	**150,842,248**	**12,061,087**	**(78,774,468)**	**84,128,867**

(e) **Consolidated Statement of Cash Flows**

Below is a summary of Incannex's audited Consolidated Statement of Cash Flows for the years ended 30 June 2023 and 30 June 2022:

Incannex Healthcare Limited Consolidated Statement of Cash Flows	FY2023 A$	FY2022 A$
Cash flows from operating activities		
Receipts from customers	-	-
Receipts from other income	1,013,879	782,383
Payments to suppliers and employees	(17,285,861)	(13,596,027)
Interest received and other income	329,157	6,271
Net cash (used in) operating activities	**(15,942,825)**	**(12,807,373)**
Cash flows from investing activities		
Payments for the addition of property, plant and equipment	(476,873)	-
Net cash flows used in investing activities	**(476,873)**	**-**
Cash flows from financing activities		
Proceeds from shares issued (net of costs)	12,330,284	41,184,687
Repayment of lease liabilities	(54,717)	-
Net cash from financing activities	**12,275,567**	**41,184,687**
Net decrease in cash and cash equivalents	(4,144,131)	28,377,314
Cash and cash equivalents at beginning of the year	37,500,931	9,123,617
Effect of exchange rate fluctuations on cash held	6,428	-
Cash and cash equivalents at end of the year	**33,363,228**	**37,500,931**

7.7 Material changes in Incannex's financial position and financial performance

To the knowledge of your Directors, and except as disclosed in this Scheme Booklet, the financial position of Incannex has not materially changed since 30 June 2023.

7.8 Recent Share price history

Summarised below is the closing price of Incannex's Shares on ASX during the 3-month period before the Last Practicable Date:


Incannex Shares (ASX:IHL)
Share Closing Price on ASX (AUD)
0.14
0.12
0.1
0.08
0.06
0.04
0.02
0
30/06/2023
7/07/2023
14/07/2023
21/07/2023
28/07/2023
4/08/2023
11/08/2023
18/08/2023
25/08/2023
1/09/2023
8/09/2023
15/09/2023
22/09/2023
29/09/2023

Figure 10: Trading history of Shares on ASX

Set out below is a summary of recent trading history of Incannex's Shares on ASX as at the Last Practicable Date:

(a) the last recorded traded price of Shares on the ASX was A$0.070;

(b) the one-month VWAP of Shares on ASX was A$0.076;

(c) the two-month VWAP of Shares on ASX was A$0.081;

(d) the three-month VWAP of Shares on ASX was A$0. 085;

(e) the highest recorded traded price of Shares on ASX in the previous 3 months was A$0.12 on 20 July 2023; and

(f) the lowest recorded traded price of Shares on ASX in the previous 3 months was A$0.067 on 28 September 2023.

Summarised below is the closing price of Incannex's ADSs, each representing 25 Shares, on Nasdaq during the 3-month period before the Last Practicable Date:


Incannex ADSs (Nasdaq:IXHL)
ADS Closing Price on Nasdaq (USD)
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
30/06/2023
7/07/2023
14/07/2023
21/07/2023
28/07/2023
4/08/2023
11/08/2023
18/08/2023
25/08/2023
1/09/2023
8/09/2023
15/09/2023
22/09/2023
29/09/2023

Figure 11: Trading history of ADS on Nasdaq

Set out below is a summary of recent trading history of Incannex's ADSs, each representing 25 Shares, on Nasdaq as at the Last Practicable Date:

(a) the last recorded traded price of ADSs on Nasdaq was US$1.14;

(b) the one-month VWAP of ADSs on Nasdaq was US$1.2900;

(c) the two-month VWAP of ADSs on Nasdaq was US$1.5490;

(d) the three-month VWAP of ADSs on Nasdaq was US$2.1399;

(e) the highest recorded traded price of ADSs on Nasdaq in the previous 3 months was US$2.11 on 6 July 2023; and

(f) the lowest recorded traded price of ADSs on Nasdaq in the previous 3 months was US$1.1366 on 29 September 2023

The current price of Shares and ADSs can be obtained from the websites of ASX in the case of the Shares (www.asx.com.au), and Nasdaq in the case of the ADSs, or the Company's website (www.incannex.com).

7.9 Incannex issued securities

At the Last Practicable Date, Incannex had the following securities on issue:

(a) 1,582,277,020 Shares; and

(b) 232,565,286 Options.

7.10 Dividend Policy

The Board does not currently pay any dividends to its Shareholders. Any decision to declare and pay dividends will be made at the discretion of the Board and will depend on, among other things, Incannex's results of operations, financial condition, solvency and distributable reserves tests imposed by law and such other factors that the Board may consider relevant.

7.11 Disclosure of interests

Except as otherwise provided in this Scheme Booklet, no:

(a) Director, Incannex US Director or proposed director of Incannex US;

(b) person named in this Scheme Booklet as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Scheme Booklet for on behalf of Incannex or Incannex US; or

(c) promoter, stockbroker or underwriter of Incannex, Incannex US or the Merged Group,

(together the **Interested Persons**) holds, or held at any time during the two years before the date of this Scheme Booklet any interests in:

(d) the formation or promotion of Incannex, Incannex US or the Merged Group;

(e) property acquired or proposed to be acquired by Incannex, Incannex US or the Merged Group in connection with the formation or promotion of Incannex, Incannex US or the Merged Group;

(f) the offer of the Share Scheme Consideration under the Share Scheme; or

(g) the offer of the Option Scheme Consideration under the Option Scheme.

7.12 Disclosure of fees and other benefits

Except as otherwise disclosed in this Scheme Booklet, Incannex and Incannex US have not paid or agreed to pay any fees, or provided or agreed to provide any benefit:

(a) to a Director, Incannex US Director or proposed director of Incannex US to induce them to become or qualify as a director of Incannex US; or

(b) for services provided by any Interested Persons in connection with:

(i) the formation or promotion of Incannex US or the Merged Group;

(i) the offer of the Share Scheme Consideration under the Share Scheme; or

(ii) the offer of the Option Scheme Consideration under the Option Scheme.

7.13 Publicly available information

As an ASX listed company and a 'disclosing entity' for the purposes of section 111AC(1) of the Corporations Act, Incannex is subject to regular reporting and disclosure obligations. Broadly, these require it to announce price sensitive information to ASX as soon as it becomes aware of the information, subject to exceptions for certain confidential information.

Incannex's most recent announcements are available on the Incannex website at: https://www.incannex.com/.

ASX maintains files containing publicly available information about entities listed on its exchange. Incannex's files are available for inspection at Incannex's registered office during normal business hours and are available on the ASX website at www.asx.com.au.

Additionally, copies of documents lodged with ASIC in relation to Incannex may be obtained from or inspected at an ASIC service centre. Please note, ASIC may charge a fee in respect of such services.

The following documents are available for inspection free of charge prior to the Scheme Meetings during normal business hours at the registered office of Incannex:

(a) Incannex's constitution;

(b) Incannex's annual report for the year ended 30 June 2023; and

(c) Incannex's public announcements.

There is no information which has been excluded from a continuous disclosure notice in accordance with the ASX Listing Rules, and which is required to be set out in this Scheme Booklet.

The annual report and public announcements are available at Incannex's website at https://www.incannex.com/.

7.14 Litigation

The Incannex Group is not currently subject to any litigation proceedings.

7.15 Further information

For risks associated with the Schemes, refer to Section 9.

8 Information about Incannex US and the Merged Group

8.1 Overview of Incannex US and the Merged Group

Incannex US was incorporated on 5 July 2023 in the US State of Delaware. The rights of Incannex US Shareholders and Incannex US Optionholders are primarily governed by the Delaware General Corporation Law and the Incannex US Charter Documents.

Incannex US was incorporated for the sole purpose of re-domiciling the parent company in the Incannex Group to the United States under the Schemes. As a result, prior to implementation of the Schemes, Incannex US has not conducted and will not conduct any business other than performing the acts which are detailed in this Scheme Booklet.

If the Schemes are implemented, all of the Incannex US Shares and all of the Incannex US Options will be held by the Shareholders and Optionholders (respectively) in the same percentages as their existing holdings in Incannex, subject to the provisions of the Share Scheme dealing with Ineligible Foreign Shareholders and Non-Electing Small Parcel Holders and the provisions of the Option Scheme dealing with the Ineligible Foreign Optionholders. Incannex US will, in turn, become the holder of all of the Shares in Incannex and all of the Incannex Options will be cancelled.

Accordingly, if the Schemes are implemented, Incannex US's business will consist entirely of the business of Incannex, and Incannex will become a wholly owned subsidiary of Incannex US.

8.2 Corporate structure of the Merged Group

The following table describes the Merged Group's structure immediately following implementation of the Schemes:

Name	Country of Incorporation	Equity Interest
Parent entity:		
Incannex Healthcare Inc.	Delaware, USA	
Controlled entities:		
Incannex Healthcare Limited ACN 096 635 246 (wholly owned subsidiary of Incannex Healthcare Inc.)	Australia	100%
Incannex Pty Ltd ACN 630 326 902 (wholly owned subsidiary of Incannex Healthcare Limited)	Australia	100%
Psychennex Pty Ltd ACN 646 043 638 (wholly owned subsidiary of Incannex Healthcare Limited)	Australia	100%
Clarion Clinics Group Pty Ltd ACN 666 164 861 (wholly owned subsidiary of Psychennex Pty Ltd)	Australia	100%
Psychennex Licensing and Franchising Pty Ltd ACN 666 164 263 (wholly owned subsidiary of Clarion Clinics Group Pty Ltd)	Australia	100%
Clarion Model Clinic Pty Ltd ACN 666 164 218 (wholly owned subsidiary of Clarion Clinics Group Pty Ltd)	Australia	100%
APIRx Pharmaceuticals LLC (wholly owned subsidiary of Incannex Healthcare Limited)	Delaware, USA	100%

8.3 **Board and Management of Incannex US**

As at the Last Practicable Date, the Incannex US Board comprises:

(a) Joel Latham – Director and CEO;

(b) Troy Valentine – Chairman;

(c) Peter Widdows – Director;

(d) Robert Clark – Director; and

(e) George Anastassov – Director.

Details of these individuals can be found in Section 7.4.

It is proposed that the directors and senior management of Incannex US will be engaged on substantially similar terms as they are currently engaged with Incannex.

See Section 7.4 for details of senior management of Incannex who will continue in the same role with Incannex US.

8.4 **Management of the Merged Group**

The management personnel of the Merged Group will be the same as the management personnel of Incannex as detailed in Section 7.4.

8.5 **Capital Structure**

Until implementation of the Schemes, Incannex US will not have issued any shares or options.

Based on the capital structure of the Company as at the Last Practicable Date, the capital structure of Incannex US immediately following implementation of the Proposed Transaction will be as set out in the following table:

Shares	Number
Incannex US Shares of common stock	100,000,000 shares of common stock authorised and estimated 15,822,771 Incannex US Shares outstanding[1]
Incannex US Shares of preferred stock	10,000,000 shares of preferred stock authorised and nil outstanding
Incannex US Options	estimated for purchase of 1,977,149 Incannex US Shares[2]

Notes:

1. Subject to rounding.
2. Subject to the treatment of the Ineligible Foreign Optionholders under the Option Scheme as discussed in Section 5.4, and subject to rounding. Refer to Section 11.14 to further information in relation to total number of Incannex US Options expected to be issued under the Option Scheme.

8.6 **Choice of Jurisdiction**

The Board considers that the State of Delaware is an appropriate jurisdiction for the domicile of Incannex US. More than 50% of the public companies listed on Nasdaq and NYSE are incorporated in Delaware. In addition, Delaware provides a well-developed body of law defining the fiduciary duties and decision-making processes expected of boards of directors in a variety of contexts, including evaluating potential and proposed corporate takeover offers and business combinations.

Incannex's aim is to redomicile the Incannex Group to the United States and obtain the advantages of Incannex US being a US company. Incannex US has adopted a customary form of by-laws for a Delaware corporation that it believes is appropriate for a Nasdaq-listed company. A description of a number of the key differences between the Australian and Delaware corporate legal regimes and their implications for shareholders of Incannex US is set out at Annexure J of this Scheme Booklet.

8.7 Incannex US Shares

Incannex US Shares will generally confer the same rights as Shares. Certain differences exist due to the fact that:

(a) Incannex US Shares will have shareholder rights governed by different corporate documents and different laws than those governing the Shares. The primary corporate documents governing Incannex US shareholder rights will be Incannex US's Charter Documents, rather than Incannex's constitution. The primary laws governing Incannex US shareholder rights will be the corporate law of the State of Delaware and the US federal securities law, rather than Australian law.

(b) Incannex US will not be governed by the Corporations Act (with the exceptions of some provisions of the Corporations Act as a result of its registration as a foreign company in Australia) and other applicable Australian laws by which Incannex is currently governed. Incannex US will be subject to the Delaware General Corporation Law.

Key differences between the rights of the Incannex US Shares and the Incannex Shares and further details on the differences between Incannex US's governing documents and governing laws and Incannex's governing documents and governing laws are set out in Annexure J.

8.8 Incannex US Options

Incannex US Options issued as Option Scheme Consideration will:

(a) have an exercise price per Incannex US Share equal to 100 times the exercise price per Incannex Share of the relevant Scheme Option it replaces, converted from Australian dollars to US dollars at the prevailing currency exchange rate on the Implementation Date, as reasonably determined by Incannex;

(b) have an exercise period equal to the unexpired exercise period of the relevant Scheme Option it replaces;

(c) have the same terms as to vesting as the relevant Scheme Option it replaces; and

(d) otherwise be on the same terms as the Scheme Option it replaces, with necessary changes due to Incannex US being the issuer in place of Incannex.

8.9 Summary of the Incannex US Charter Documents and Rights of Incannex US Shareholders and Incannex US Optionholders

Incannex US is incorporated under the laws of the US State of Delaware and the rights of shareholders will be governed by the laws of Delaware, including the Delaware General Corporation Law, as well as the Incannex US Amended and Restated Certificate of Incorporation and the Incannex US Bylaws.

Common Stock

The Incannex US Amended and Restated Certificate of Incorporation will authorise the issuance of up to 100,000,000 shares of common stock.

Shareholders will be entitled to one vote per share on all matters submitted to a vote of shareholders, and the Incannex US Amended and Restated Certificate of Incorporation will not provide for cumulative voting in the election of directors. Shareholders will receive pro-rata any dividends declared by the Incannex US Board out of funds legally available. In the event of the liquidation, dissolution or winding-up of Incannex US, shareholders will be entitled to share pro-rata in all assets remaining after payment of, or provision for, any liabilities.

Preferred Stock

Under the Incannex US Amended and Restated Certificate of Incorporation, the Incannex US Board will have the authority, without further action by shareholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the dividend, voting and other rights, preferences and privileges of the shares of preferred stock of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of preferred stock of any such series.

The Incannex US Board may authorise the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of shareholders. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control and may adversely affect the market price of Incannex US's common stock and the voting and other rights of shareholders.

Board structure

- *Classified Incannex US Board*: The Incannex US Charter Documents will establish a classified Incannex US Board consisting of three classes of directors, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of shareholders, with the other classes continuing for the remainder of their respective three-year terms.

- *Election and removal of directors*: The Incannex US Charter Documents will provide that directors will be elected by a plurality vote. Directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes that all shareholders would be entitled to cast in an annual election of directors.

- *Number of directors*: The Incannex US Charter Documents will provide that the number of directors on the Incannex US Board will be determined from time to time solely by resolution adopted by the affirmative vote of a majority of the total number of directors then authorised.

- *Incannex US Board vacancies*: Unless otherwise provided by law or the Incannex US Charter Documents, any newly created directorship or any vacancy occurring in the Incannex US Board for any cause may be filled by a majority of the remaining members of the Incannex US Board, even if such majority is less than a quorum, or by a sole remaining director (and not by shareholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director's earlier death, resignation, retirement, disqualification or removal.

- *Incannex US Board committees*: The Incannex US Board may designate one or more committees, each consisting of one or more directors. Except as otherwise required by law or the Incannex US Charter Documents, any such committee, to the extent provided in the resolution of the Incannex US Board establishing such committee, may exercise all the powers and authority of the Incannex US Board in the management of the business and affairs of Incannex US. Standing committees of the Incannex US Board will consist of an audit committee, a compensation committee, and a nominating and corporate governance committee.

- *Special meetings of the Incannex US Board*: Special meetings of the Incannex US Board may be called at any time by the Chairman of the Incannex US Board, the Chief Executive Officer, or a majority of the directors then in office.

Director liability and indemnification

- *Limitation of liability of directors and officers*: To the fullest extent permitted by the Delaware General Corporation Law, a director of Incannex US will not be personally liable to Incannex US or its shareholders for monetary damages for breach of fiduciary duty owed to Incannex US and its shareholders.

- *Indemnification of directors and officers*: Incannex US will indemnify any person for any proceeding by reason of being a director or officer of Incannex US or, while a director or officer, is or was serving at the request of Incannex US as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise if such proceeding or part thereof was authorised by the Incannex US Board. The right to indemnification covers all expense, liability and loss actually and reasonably incurred or suffered by such indemnitee in connection with such proceeding. It also includes the right to be paid by Incannex US the expenses (including attorney's fees) incurred in defending or otherwise participating in any such proceeding in advance of its final disposition, provided, however, that an advancement of expenses will be made only upon delivery to Incannex US of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it will ultimately be determined by final judicial decision from which there is no further right to appeal that the indemnitee is not entitled to be indemnified for the expenses.

Shareholder meetings

- *Notice of shareholder meetings*: Written notice stating the place, if any, date and time of each meeting of shareholders, the record date for determining shareholders entitled to vote at the meeting (if such date is different from the record date for shareholders entitled to notice of the meeting), the means of remote communications, if any, by which shareholders and proxyholders may be deemed to be present in person and vote at such meeting, if the meeting is to be held solely by means of remote communications, the means for accessing the list of shareholders, and, in case of a special meeting, the purpose or purposes for which the meeting is called will, unless otherwise provided by law or the Incannex US governing documents, be delivered not less than 10 nor more than 60 days before the

date of the meeting, to each shareholder entitled to vote at such meeting as of the record date for determining shareholders entitled to notice of the meeting.

- *Shareholder proposals*: No business may be transacted at an annual meeting of shareholders, other than business that is either: (i) specified in the Incannex US notice of meeting delivered pursuant to the Incannex US Bylaws; (ii) properly brought before the annual meeting by or at the direction of the Incannex US Board; or (iii) otherwise properly brought before the annual meeting by any shareholder of Incannex US who is entitled to vote at the meeting, who complies with the notice procedures set forth in the bylaws and who is a shareholder of record at the time such notice is delivered to the Secretary of Incannex US.

- *Requirements for advance notification of shareholder proposals*: The Incannex US Bylaws will establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors. A shareholder must: (i) give timely notice thereof in proper written form to the Secretary of Incannex US; and (ii) the business must be a proper matter for shareholder action. To be timely, a shareholder's notice must be received by the Secretary at the principal executive offices of Incannex US not less than 90 or more than 120 days before the meeting. The public announcement of an adjournment or postponement of an annual meeting shall not commence a new time period (or extend any time period) for the giving of a shareholder's notice. Additionally, a shareholder must provide information pursuant to the advance notice provisions in the Incannex US Bylaws.

- *Shareholder nominations of candidates for election as directors*: Nominations of persons for election to the Incannex US Board may be made at an annual meeting of shareholders, or at any special meeting of shareholders called for the purpose of electing directors as set forth in the Incannex US notice of such special meeting: (i) by or at the direction of the Incannex US Board; or (ii) by any shareholder of Incannex US who is entitled to vote at the meeting, who complies with the notice procedures set forth in the Incannex US Bylaws and who is a shareholder of record at the time such notice is delivered to the Secretary of Incannex US.

- *Requirements of advance notice for shareholder nominations*: For a nomination to be made by a shareholder, such shareholder must have given timely notice thereof in proper written form to the Secretary. To be timely, a shareholder's notice to the Secretary must be received by the Secretary at the principal executive offices of Incannex US: (i) in the case of an annual meeting, not later than the close of business not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting or, if the number of directors to be elected to the Incannex US Board is increased and the first public announcement naming all of the nominees for directors or specifying the size of the increased Incannex US Board is less than 10 days prior to the last day a shareholder may deliver a notice in accordance with the above, the close of business on the 10th day following the day on which public announcement of the date of such meeting is first made; and (ii) in the case of a special meeting of shareholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by Incannex US. In no event shall the public announcement of an adjournment or postponement of an annual meeting or special meeting commence a new time period (or extend any time period) for the giving of a shareholder's notice. Additionally, a shareholder must provide information pursuant to the advance notice provisions in the Incannex US Bylaws.

- *No shareholder ability to call special meetings*: The Incannex US Charter Documents provide that only the Incannex US Board may be able to call special meetings of shareholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of shareholders.

Other provisions with anti-takeover effects

- *Issuance of undesignated preferred stock*: Under the Incannex US Amended and Restated Certificate of Incorporation, the Incannex US Board will have the authority, without further action by shareholders, to issue undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the Incannex US Board. The existence of authorised but unissued shares of preferred stock enables the Incannex US Board to make it more difficult to attempt to obtain control of Incannex US by means of a merger, tender offer, proxy contest or otherwise.

- *No written consent of shareholders*: The Incannex US Amended and Restated Certificate of Incorporation will provide that all shareholder actions be taken by a vote of shareholders at an annual or special meeting, and that shareholders may not take any action by written consent in lieu of a meeting.

- *Amendments to certificate of incorporation and bylaws*: Any amendment to the Incannex US Amended and Restated Certificate of Incorporation will be required to be approved by a majority of the Incannex

US Board as well as, if required by law or the Incannex US Amended and Restated Certificate of Incorporation, a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of provisions to Incannex US Board classification, shareholder action, certificate amendments, and liability of directors must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, voting together as a single class. Any amendment to the Incannex US Bylaws will be required to be approved by either a majority of the Incannex US Board or not less than two-thirds of the outstanding shares entitled to vote on the amendment, voting together as a single class.

- *Section 203 opt-out*: Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in a business combination specified in the statute with an interested shareholder (as defined in the statute) for a period of three years after the date of the transaction in which the person first becomes an interested shareholder, unless the business combination is approved in advance by a majority of the independent directors or by the holders of at least two-thirds of the outstanding disinterested shares. Incannex US has elected to opt out of Section 203. See Annexure J for more information regarding takeover provisions in US law.

These provisions are designed to enhance the likelihood of continued stability in the composition of the Incannex US Board and its policies, to discourage certain types of transactions that may involve an actual or threatened acquisition of Incannex US and to reduce its vulnerability to an unsolicited acquisition proposal. These provisions are also designed to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for Incannex US Shares and, as a consequence, they may also reduce fluctuations in the market price of Incannex US Shares that could result from actual or rumoured takeover attempts.

Exclusive forum selection clause

The Incannex US Amended and Restated Certificate of Incorporation will provide that, unless Incannex US consents in writing to the selection of an alternative forum, the sole and exclusive forum to the fullest extent permitted by law for: (1) any derivative action or proceeding brought on behalf of Incannex US; (2) any action asserting a breach of fiduciary duty owed by any director, officer or other employee to Incannex US or its shareholders; (3) any action asserting a claim against Incannex US or any director or officer or other employee arising pursuant to the Delaware General Corporation Law; (4) any action to interpret, apply, enforce or determine the validity of the Incannex US Amended and Restated Certificate of Incorporation or the Incannex US Bylaws; or (5) any other action asserting a claim that is governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware (or another state court or the federal court located within the State of Delaware if the Court of Chancery does not have or declines to accept jurisdiction), in all cases subject to the court's having jurisdiction over indispensable parties named as defendants. In addition, the Incannex US Amended and Restated Certificate of Incorporation will provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the US Securities Act, but the forum selection provisions will not apply to claims brought to enforce a duty or liability created by the Exchange Act. These provisions may have the effect of discouraging lawsuits against Incannex US or its directors or officers. Although the Incannex US Amended and Restated Certificate of Incorporation contains the choice of forum provisions described above, it is possible that a court could find that such provisions are inapplicable for a particular claim or action or that such provisions are unenforceable.

8.10 Changes in financial reporting and reporting obligations

If the Schemes proceed, a different financial reporting regime will apply with respect to Incannex US's accounts. Incannex US will not report under IFRS as Incannex did, but will instead report in accordance with US Generally Accepted Accounting Principles (**US GAAP**).

Incannex's board of directors considers there is no reason to believe that there would be a material difference in reported results under the different accounting principles. The Board believes users of the accounts will continue to understand the content of the accounts after Incannex changes from reporting under IFRS to reporting under US GAAP.

Financial reporting under US GAAP would be similar to that under IFRS, although several items would be classified differently and the required reporting timetable will be different.

8.11 Reporting obligations of Incannex US following implementation of the Proposed Transaction

A detailed comparison of the reporting regimes in the US and Australia and how these differences may affect Incannex's accounts is set out in Annexure K. Incannex Shareholders should note that the comparison in Annexure K is not an exhaustive statement of all relevant financial reporting principles and is intended as a general guide only.

In connection with the implementation of the Scheme and the listing of Incannex US Shares on Nasdaq, Incannex US will become subject to the reporting requirements of the Exchange Act and will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC in addition to its reporting requirements under the Nasdaq listing rules. Affiliates of Incannex US will also be subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act.

8.12 Use of funds

No funds are being raised under the Schemes.

8.13 Escrow

The Scheme Consideration will not be subject to escrow restrictions.

8.14 Employee incentive scheme

In connection with the re-domicile, the Incannex US Board will adopt the Incannex Healthcare Inc. 2023 Equity Incentive Plan (the **Incannex US Stock Plan**). If the Incannex US Stock Plan is implemented, holders of Options issued by Incannex will receive, under the Incannex US Stock Plan, options to purchase one share of common stock of Incannex US for every 100 Options cancelled and on terms which mirror, to the extent possible, their existing Options in Incannex.

The following summary of the Incannex US Stock Plan is qualified in its entirety by the specific language of the Incannex US Stock Plan. A copy of the Incannex US Stock Plan can be obtained by contacting Incannex. All capitalised terms used in this Section 8.14 are as defined in the Incannex US Stock Plan unless otherwise stated.

(a) General

The purpose of the Incannex US Stock Plan is to assist Incannex US in securing and retaining the services of eligible Award recipients to provide incentives to employees, directors and consultants and promote the long-term financial success of Incannex US and thereby increase shareholder value. The Incannex US Stock Plan permits the grant of stock options (both nonstatutory stock options and incentive stock options), stock appreciation rights, restricted stock, restricted stock units, performance stock, performance units, and stock bonuses (collectively the **Awards**).

(b) Authorised Shares

Subject to adjustment provisions in the Incannex US Stock Plan, the Incannex US Board may reserve an appropriate number of Incannex US Shares for issuance under the Incannex US Stock Plan and such Incannex US Shares may consist of authorised but unissued or reacquired shares or any combination thereof.

(c) Share Counting

If an Award granted under the Incannex US Stock Plan expires or becomes unexercisable without having been exercised in full, or, with respect to restricted stock, restricted stock units, performance stock and performance units, is forfeited to or repurchased by Incannex US due to the failure to vest, the unpurchased Incannex US Shares (or for Awards other than stock options or stock appreciation rights the forfeited or repurchased Incannex US Shares) which were subject thereto will become available for future grant or sale under the Incannex US Stock Plan (unless the Incannex US Stock Plan has been terminated). With respect to stock options and stock appreciation rights, only shares issued pursuant thereto will cease to be available under the Incannex US Stock Plan; all remaining Incannex US Shares under stock options and stock appreciation rights will remain available for future grant or sale under the Incannex US Stock Plan (unless the Incannex US Stock Plan has been terminated). Incannex US Shares that have actually been issued under the Incannex US Stock Plan under any Award will not be returned to the Incannex US Stock Plan and will not become available for future distribution under the Incannex US Stock Plan; provided, however, that if Incannex US Shares issued pursuant to Awards of restricted stock, restricted stock units, performance stock, and performance units are repurchased by us or are forfeited to us due to the failure to vest, such Incannex US Shares will become available for future grant under the Incannex US Stock Plan. Incannex US Shares used to pay the exercise price of an Award or to satisfy the tax withholding obligations related to an Award, which are not issued, will become available for future grant or sale under the Incannex US Stock Plan. To the extent an Award under the Incannex US Stock Plan is paid out in cash rather than Incannex US Shares, such Incannex US Shares will be available for future grants or sale under the Incannex US Stock Plan.

(d) **Certain Adjustments**

In the event that any dividend or other distribution (whether in the form of cash, shares, other securities, or other property), recapitalisation, stock split, reverse stock split, reorganisation, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Incannex US Shares or other securities, or other change in corporate structure affecting the Shares of Incannex US occurs, the administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Incannex US Stock Plan, will adjust the number and class of shares that may be delivered under the Incannex US Stock Plan and/or the number, class, and price of shares covered by each outstanding Award. In the event of a proposed dissolution or liquidation of Incannex US, the administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed action.

(e) **Administration**

The Incannex US Board or a committee thereof has the authority to administer the Incannex US Stock Plan, provided that different committees may administer the Incannex US Stock Plan with respect to different groups of participants. The administrator's authority includes the powers to, in its discretion: (i) designate participants; (ii) determine the type or types of Awards to be granted to a participant; (iii) determine the number of Incannex US Shares to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the form of Award agreement and the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Incannex US Shares, other securities, other Awards or other property, or cancelled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, cancelled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, Incannex US Shares, other securities, other Awards or other property and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the participant or of the administrator; (vii) interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Incannex US Stock Plan and any instrument or agreement relating to, or Award granted under, the Incannex US Stock Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the administrator shall deem appropriate for the proper administration of the Incannex US Stock Plan; (ix) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, Awards, including, but not limited to, upon a qualifying termination; (x) to institute and determine the terms and conditions of an exchange program; provided, however, that the administrator shall not implement an exchange program without the approval of the holders of a majority of the Incannex US Shares that are present in person or by proxy and entitled to vote at any annual or special meeting of Incannex US' shareholders; and (xi) make any other determination and take any other action that the administrator deems necessary or desirable for the administration. The administrator's decisions, determinations and interpretations are final and binding on all participants and any other holders of Awards under the Incannex US Stock Plan.

(f) **Eligibility**

Awards may be granted to employees, directors and other service providers of Incannex US or any present or future subsidiary corporation or other affiliated entity of Incannex US. Incentive stock options may be granted only to employees who, as of the time of grant, are employees of Incannex US or any subsidiary corporation.

(g) **Stock Options**

A stock option may be granted as an incentive stock option or a nonqualified stock option. The exercise price for an incentive stock option may not be less than the fair market value of the Incannex US Shares subject to the stock option on the date the stock option is granted (or less than 110% of the fair market value if the participant owns Incannex US Shares possessing more than 10% of the total combined voting power of all classes of Inc annex US Shares of Incannex US or any affiliate, a **Ten Percent Stockholder**). Stock options will not be exercisable after the expiration of 10 years from the date of grant (or five years, in the case of an incentive stock option issued to a Ten Percent Stockholder). Each Award agreement will set forth the number of Incannex US Shares subject to each stock option, the vesting terms and the acceptable form of consideration for exercising the stock option, including the method of payment. As the administrator determines, such consideration may consist entirely of cash, check, promissory note, to the extent permitted by applicable laws, Incannex US Shares, cashless exercise, net exercise, such other consideration and method of payment to the extent permitted by applicable laws or any combination of the foregoing.

(h) **Stock Appreciation Rights ('SARs')**

A stock appreciation right, or SAR, is a right that entitles the participant to receive, in cash or Incannex US Shares or a combination thereof, as determined by the administrator, value equal to or otherwise based on the excess of (i) the fair market value of a specified number of Incannex US Shares at the time of exercise over (ii) the exercise price of the SAR, as established by the administrator on the date of grant. Upon exercising a SAR, a participant is entitled to receive the amount by which the fair market value of the Incannex US Shares at the time of exercise exceeds the exercise price of the SAR. SARs will not be exercisable after the expiration of 10 years from the date of grant. Each Award agreement will set forth the number of Incannex US Shares subject to the SAR. The vesting schedule applicable to any SAR, including any performance conditions, and other terms and conditions of any SAR will be as set forth in the Award agreement.

(i) **Restricted Stock and Restricted Stock Units**

Restricted stock awards are the grant of Incannex US Shares of which issuance, retention, vesting and/or transferability is subject during specified periods of time to such conditions (including continued employment) and terms as the administrator deems appropriate. Restricted stock units, or RSUs, are an Award denominated in units under which the issuance of Incannex US Shares (or cash payment in lieu thereof) is subject to the satisfaction of such conditions (including continued employment) and terms as the administrator deems appropriate. Each Award agreement evidencing a grant of restricted stock or RSUs will set forth the terms and conditions of each Award, including vesting and forfeiture provisions, transferability and, if applicable, right to receive dividends or dividend equivalents. Generally, unless the administrator provides otherwise, holders of restricted stock will be entitled to receive all dividends and other distributions paid with respect to such Incannex US Shares, provided that if any such dividends or distributions are paid in Incannex US Shares, the Incannex US Shares will be subject to the same restrictions on transferability and forfeitability as the restricted stock with respect to which they were paid.

(j) **Performance Stock and Performance Units**

Performance stock awards are the grant of Incannex US Shares, the issuance, retention, vesting and/or transferability of which is subject to the satisfaction of specific performance criteria set by the administrator at the time of grant. Performance units are an Award denominated in units under which the issuance of Incannex US Shares (or cash payment in lieu thereof) is subject to the satisfaction of specific performance criteria set by the administrator at the time of grant. Each Award agreement evidencing a grant of performance stock or performance units will set forth the terms and conditions of each Award, including the performance criteria, forfeiture provisions, transferability and, if applicable, right to receive dividends or dividend equivalents. Generally, unless the administrator provides otherwise, holders of performance stock will be entitled to receive all dividends and other distributions paid with respect to such Incannex US Shares, provided that if any such dividends or distributions are paid in Incannex US Shares, the Incannex US Shares will be subject to the same restrictions on transferability and forfeitability as the performance stock with respect to which they were paid.

(k) **Stock Bonuses**

Stock bonuses are Awards payable in cash or Incannex US Shares, the grant, issuance, retention, vesting and/or transferability of which is subject during specified periods of time to such conditions (including continued employment) and terms as the administrator deems appropriate. Each Award agreement evidencing a grant of a stock bonus will set forth the terms and conditions of each Award, including vesting and forfeiture provisions, transferability and, if applicable, right to receive dividends or dividend equivalents.

(l) **Transferability of Awards**

Unless determined otherwise by the administrator, Awards may not be sold, pledged, assigned, hypothecated, or otherwise transferred in any manner other than by will or by the laws of descent and distribution, and may be exercised, during the lifetime of the participant only by the participant.

(m) **Change in Control**

Under the Incannex US Stock Plan, a Change in Control is defined to include a person acquiring more than 50% of the voting stock of Incannex US, a sale of substantially all its assets and a merger in which holders of Incannex US Shares do not own more than 50% of the voting stock of the combined business.

Unless provided otherwise in an Award agreement or other written agreement between a participant and Incannex US or an affiliate or by the Incannex US board of directors at the time of grant of an Award, in the event of a Change in Control (as defined in the Incannex US Stock Plan) the following may occur:

(i) substitution or assumption of Awards by the successor company in a manner that substantially preserves the applicable terms of such Awards;

(ii) acceleration of the exercisability or vesting of, lapse of restrictions on, or termination of, Awards or providing for a period of time for exercise prior to the occurrence of the Change in Control;

(iii) modification of the terms of Awards to add events, conditions or circumstances (including termination of employment within a specified period after a Change in Control) upon which the exercisability or vesting of or lapse of restrictions thereon will accelerate;

(iv) deeming any performance criteria satisfied at target, maximum or actual performance through closing or such other level determined by the administrator in its sole discretion, or providing for the performance measures to continue (as is or as adjusted by the administrator) after closing of the Change in Control;

(v) providing that for a period prior to the Change in Control, stock options or SARs that would not otherwise become exercisable prior to the Change in Control will be exercisable as to all Incannex US Shares subject thereto (but any such exercise will be contingent upon and subject to the occurrence of the Change in Control and if the Change in Control does not take place after giving such notice for any reason whatsoever, the exercise will be null and void) and that any stock options or SARs not exercised prior to the consummation of the Change in Control will terminate and be of no further force and effect as of the closing of the Change in Control; and

(vi) cancelling any one or more outstanding Awards and causing to be paid to the participants, in cash, Incannex US Shares, other securities or other property, or any combination thereof, the value of such Awards, if any.

(n) **Withholding**

Prior to the delivery of any Incannex US Shares or cash pursuant to an Award, Incannex US will have the power and right to deduct or withhold from any and all payments made under the Incannex US Stock Plan, or to require the participant to remit to Incannex US an amount sufficient to satisfy federal, state, local, foreign or other taxes (including the participant's US Federal Insurance Contributions Act obligations), if any, required by law to be withheld by Incannex US with respect to an Award or the Incannex US Shares acquired pursuant thereto.

(o) **Termination and Amendment, Term**

The Incannex US board of directors may at any time amend, alter, suspend or terminate the Incannex US Stock Plan, provided that shareholder approval will be obtained for any Incannex US Stock Plan amendment to the extent necessary and desirable to comply with applicable laws. No amendment, alteration, suspension or termination of the Incannex US Stock Plan will impair the rights of any participant, unless mutually agreed otherwise between the participant and the administrator. Termination of the Incannex US Stock Plan will not affect the administrator's ability to exercise the powers granted to it under the Incannex US Stock Plan with respect to Awards granted under the Stock Plan prior to the date of such termination. The Incannex US Stock Plan will become effective upon its adoption by the Incannex US board of directors and, unless sooner terminated, will continue in effect for a term of 10 years from the effective date of the Incannex US Stock Plan.

8.15 Summary of Incannex US Options and Incannex US Performance Rights

Summary of Incannex US Options

(a) **Entitlement**

Subject to the administrator determining otherwise prior to the grant of a stock option, each vested stock option entitles the participant holding the stock option to subscribe for, or to be transferred, one Incannex US Share on payment of the exercise price (if any).

(b) **Exercise Period**

The exercise period and expiration date for a stock option will be as determined by the administrator in its sole and absolute discretion at the time the stock option is granted.

(c) **Conditions for Vesting and Exercise**

The administrator will determine prior to the grant date and specify in the Award agreement any performance criteria and/or vesting conditions attaching to the stock options.

Stock options will vest and be exercisable only if the applicable performance criteria and/or vesting conditions (if any) have been satisfied, waived by the administrator, or are deemed to have been satisfied under the Incannex US Stock Plan.

In the event of a Change in Control, the administrator in its absolute discretion may waive any vesting or exercise criteria in respect of some or all stock options held by a participant.

(d) **Method of Exercise**

Following the vesting of the stock option or any portion thereof, the stock option is exercisable by the participant within the exercise period specified by the administrator in the Award agreement, subject to the participant delivering to the registered office of Incannex US or such other address as determined by the administrator of:

(i) a Notice of Exercise; and

(ii) subject to the cashless exercise alternative, a cheque or cash or such other form of payment determined by the administrator in its sole and absolute discretion as satisfactory for the amount of the exercise price (if any).

(e) **No Issue Unless Cleared Funds**

Where a cheque is presented as payment of the exercise price on the exercise of stock options, Incannex US will not, unless otherwise determined by the administrator, allot and issue or transfer Incannex US Shares until after any cheque delivered in payment of the exercise price has been cleared by the banking system.

(f) **Cashless Exercise of Stock options**

Subject to the below paragraph, a participant may elect to pay the exercise price for each stock option by setting off the total exercise price against the number of Incannex US Shares that they are entitled to receive upon exercise (a **Cashless Exercise Facility**). By using the Cashless Exercise Facility, the participant will receive Incannex US Shares to the value of the surplus after the exercise price has been set off.

If the participant elects to use the Cashless Exercise Facility, the participant will only be issued that number of Incannex US Shares (rounded down to the nearest whole number) as is equal in value to the difference between the total exercise price otherwise payable for the stock options on the stock options being exercised and the then market value of the Incannex US Shares at the time of exercise.

If the difference between the total exercise price otherwise payable for the stock options on the stock options being exercised and the then market value of the Incannex US Shares at the time of exercise is zero or negative, then a participant will not be entitled to use the Cashless Exercise Facility.

The administrator may also make available a Cashless Exercise Facility pursuant to which the exercise price is paid through an irrevocable commitment by a broker to pay over such amount from a sale of the Incannex US Shares participant is entitled to receive upon exercise.

(g) **Minimum Exercise**

The stock options must be exercised in multiples of 100 unless fewer than 100 stock options are held by a participant or the administrator otherwise agrees.

(h) **Tax Withholding**

To the extent applicable, Incannex US shall have the right to withhold from participant's compensation or to require the participant to remit sufficient funds to satisfy applicable withholding tax obligations upon the exercise of the stock options. A participant may, in order to fulfill the withholding obligation, make payment in any manner permitted under the Incannex US Stock Plan. Incannex US shall be authorized to take any such action as may be necessary to satisfy its obligations for payment of such taxes and shall not issue any Incannex US Shares upon exercise of the stock option until any required tax withholding is satisfied.

(i) **Incannex US Shares Issued on Exercise**

Incannex US Shares issued on the exercise of the stock options rank equally with all existing Incannex US Shares, including those Incannex US Shares issued, directly, under the Incannex US Stock Plan.

(j) **Adjustment for Reorganisation**

If there is any reorganisation of the issued share capital of Incannex US, the terms of stock options and the rights of the participant who holds such stock options will be varied, including an adjustment to the number of stock options and/or the exercise price (if any) applicable to stock options, in accordance with the exchange listing rules that apply to the reorganisation at the time of the reorganisation.

(k) **Participant in New Issues and Other Rights**

A participant who holds stock options is not entitled to:

(i) notice of, or to vote or attend at, a meeting of the shareholders;

(ii) receive any dividends declared by Incannex US; or

(iii) participate in any new issues of securities offered to shareholders during the term of the stock options,

unless and until the stock options are exercised and the participant holds Incannex US Shares.

(l) **Adjustment for Rights Issue**

If Incannex US makes an issue of Incannex US Shares pro rata to existing shareholders (other than an issue in lieu of in satisfaction of dividends or by way of dividend reinvestment) the exercise price of an stock option will be reduced according to the following formula:

New Exercise Price = O - (E[P-(S+D)] divided by N+1)

O = the old exercise price of the stock option.

E = the number of underlying Incannex US Shares into which one stock option is exercisable.

P = average market price per Incannex US Share weighted by reference to volume of the underlying Incannex US Shares during the five (5) trading days ending on the day before the ex rights date or ex entitlements date.

S = the subscription price of an Incannex US Share under the pro rata issue.

D = the dividend due but not yet paid on the existing underlying Incannex US Shares (except those to be issued under the pro rata issue).

N = the number of Incannex US Shares with rights or entitlements that must be held to receive a right to one new share.

(m) **Adjustment for Bonus Issue of Incannex US Shares**

If Incannex US makes a bonus issue of Incannex US Shares or other securities to existing shareholders (other than an issue in lieu or in satisfaction, of dividends or by way of dividend reinvestment):

(i) the number of Incannex US Shares which must be issued on the exercise of an stock option will be increased by the number of Incannex US Shares which the participant would have received if the participant had exercised the stock option before the record date for the bonus issue; and

(ii) no change will be made to the exercise price.

(n) **No Transfer of Stock options**

Stock options granted under the Incannex US Stock Plan may not be assigned, transferred, encumbered with a security interest in or over them, or otherwise disposed of by a participant, unless:

(i) the prior consent of the administrator is obtained, which consent may impose such terms and conditions on such assignment, transfer, encumbrance with a security interest or disposal as the administrator sees fit; or

(ii) such assignment or transfer occurs by force of law upon the death or total and permanent disablement of a participant to the participant's legal personal representative.

(o) **Stock Options to be Recorded**

Stock options will be recorded in the appropriate register of Incannex US.

(p) **Rules**

The stock options are issued under and in accordance with the Incannex US Stock Plan and the terms and conditions of these stock options are subject to the rules of the Incannex US Stock Plan.

Summary of Incannex US Performance Rights

(a) **Offer of Performance Rights**

The administrator may offer performance units to any participant in its sole discretion. Each performance right confers an entitlement to be provided with one Incannex US Share, credited as fully paid, at no cost, upon the full satisfaction of the performance criteria and/or vesting conditions specified by the administrator in relation to that performance unit.

(b) **Performance Criteria/Vesting Conditions and Variation to Performance Criteria//Vesting Conditions**

The administrator will determine prior to grant date of the performance unit and specify in the Award agreement any performance criteria, vesting conditions, performance period or expiration date attaching to the performance units.

Performance rights will only vest and entitle the participant to be issued Incannex US Shares if the applicable performance criteria and/or vesting conditions (if any) have been satisfied prior to the end of the performance period, waived by the administrator, or are deemed to have been satisfied under the Incannex US Stock Plan.

(c) **Satisfaction of Performance Criteria**

The administrator will determine in its sole discretion whether (and, where applicable, to what extent) the participant has satisfied the performance criteria and/or vesting conditions (if any) applicable to the performance units at the end of the performance period. As soon as practicable after making that determination the administrator will issue the number of Incannex US Shares for which the participant is entitled to acquire upon satisfaction of the performance criteria and/or vesting conditions for the relevant number of performance units, subject to the participant's satisfaction of any tax withholding obligations.

(d) **Lapse of Performance Rights**

Where performance units have not satisfied the performance criteria within the performance period or expiration date (whichever occurs earlier) those performance units will automatically lapse.

(e) **Tax Withholding**

Incannex US shall have the right to withhold from participant's compensation or to require the participant to remit sufficient funds to satisfy applicable withholding tax obligations upon the settlement of the performance units. A participant may, in order to fulfill the withholding obligation, make payment in any manner permitted under the Incannex US Stock Plan. Incannex US shall be authorized to take any such action as may be necessary to satisfy Incannex US' obligations for payment of such taxes and shall not issue any Incannex US Shares upon settlement of the performance units until any required tax withholding is satisfied.

(f) **Incannex US Shares Issued**

Incannex US Shares issued on the satisfaction of the performance criteria and/or vesting conditions attaching to the performance units rank equally with all existing Incannex US Shares, including those Incannex US Shares issued, directly, under the Incannex US Stock Plan.

(g) **Reorganisation**

If there is any reorganisation of the issued share capital of Incannex US, the terms of performance units and the rights of the participant who holds such performance units will be varied, including an adjustment

to the number of performance units, in accordance with the exchange listing rules that apply to the reorganisation at the time of the reorganisation.

(h) **Participant Rights**

Unless and until the performance units are satisfied and the participant holds Incannex US Shares, a participant who holds performance units is not entitled to:

(i) notice of, or to vote or attend at, a meeting of the Incannex US Shareholders;

(ii) receive any dividends declared by Incannex US;

(iii) participate in any new issues of securities offered to Incannex US Shareholders during the term of the performance units; or

(iv) receive cash for the performance units or any right to participate in surplus assets of profits of Incannex US on winding up.

(i) **Pro Rata Issue of Securities**

If during the term of any performance unit, Incannex US makes a pro rata issue of securities to the shareholders by way of a rights issue, a participant shall not be entitled to participate in the rights issue in respect of any performance units, only in respect of Incannex US Shares issued in respect of vested performance units.

A participant will not be entitled to any adjustment to the number of Incannex US Shares they are entitled to or adjustment to any performance criteria and/or vesting conditions which is based, in whole or in part, upon Incannex's share price, as a result of Incannex US undertaking a rights issue.

(j) **Adjustment for Bonus Issue**

If, during the term of any performance unit, securities are issued pro rata to shareholders generally by way of bonus issue, the number of Incannex US Shares to which the participant is then entitled, shall be increased by that number of securities which the participant would have been issued if the performance units then held by the participant were vested immediately prior to the record date for the bonus issue.

(k) **Performance Rights Not Property**

A participant's performance units are personal contractual rights granted to the participant only and do not constitute any form of property.

(l) **No Transfer of Performance Rights**

Unless otherwise determined by the administrator, performance units cannot be transferred to or vest in any person other than the participant.

(m) **Rules**

The performance units are issued under and in accordance with the Incannex US Stock Plan and the terms and conditions of these performance units are subject to the rules of the Incannex US Stock Plan.

8.16 Corporate governance

As a Delaware entity listed on Nasdaq, Incannex US will adopt corporate governance policies and new board committee charters in line with Nasdaq listing standards. Incannex US intends to adopt similar policies and charters as are currently in effect for Incannex, with such changes as are necessary for Incannex US to comply with the rules applicable to United States companies listed on Nasdaq or to be consistent with US market practice.

Pursuant to the Nasdaq listing rules, Incannex US will establish and adopt charters for its Audit Committee and Nominating and Governance Committee. Incannex US will also establish a Compensation Committee, the main functions of which are to review, approve and recommend the base salary, equity-based incentives and short-term incentive compensation for executive officers, approve all long-term equity incentives to employees, review Incannex US's cash and stock-based incentive compensation plans to assess their effectiveness in meeting Incannex US's goals and objectives and take other actions to meet its responsibilities as set out in its written charter. Incannex US may adopt other charters and policies as the Incannex US Board determines are necessary or appropriate.

Incannex US is committed to ensuring that its corporate governance systems comply with statutory and stock exchange requirements and to maintaining its focus on transparency, responsibility and accountability.

8.17 Intentions in relation to Incannex and the Merged Group

The Board and the Incannex US Board's current intentions for the business and employees of the Merged Group are set out below. The following statements are based on facts and information known to Incannex at the time of preparing this Scheme Booklet that concern Incannex as well as the general business environment.

(a) **Corporate matters**

If the Share Scheme becomes Effective, Incannex US will own all of the Shares. The Incannex US Board intends to operate the business of the Incannex Group in a manner consistent with past practice and as previously disclosed by Incannex. Incannex US intends to continue to carry on the business and operations of the Incannex Group without any material change.

(b) **Nasdaq listing**

If the Proposed Transaction is implemented, the existing listing of Incannex's ordinary shares on ASX (as its primary listing) and its ADSs on Nasdaq (as its secondary listing) will be replaced with a new listing of the shares of common stock of Incannex US on Nasdaq (as its sole listing). In particular, this means that Incannex will be removed from the official lists of ASX and Incannex ADSs from Nasdaq and, contemporaneously, the shares of common stock of Incannex US will be listed on Nasdaq (as the Incannex Group's sole listing).

(c) **Dividend policy**

Incannex has not paid a dividend to its shareholders.

The Incannex US Board will review the amount of any future dividends to be paid to shareholders having regard to among other things, the Merged Group's results of operations, financial condition and solvency and distributable reserves tests imposed by law and such other factors that the Incannex US Board may consider relevant. The Incannex US Directors only intend to commence the payment of dividends when it becomes commercially prudent to do so, if at all.

(d) **Governance**

Subject to any changes required to comply with the laws of the State of Delaware and the US federal securities laws and US market practice, Incannex US intends to assume substantially similar corporate governance, disclosure, trading, diversity, audit, remuneration, independent professional advice, identification and risk management, ethical standards and other relevant policies as have currently been put in place by Incannex.

Incannex US intends to hold annual general meetings for the Merged Group in the United States.

(e) **No other intentions**

Other than as set out in this Scheme Booklet, Incannex US has no other intentions regarding:

(i) the continuation of Incannex's business;

(ii) any major change to Incannex's business, including any redeployment of Incannex's fixed assets; or

(iii) the future employment of Incannex's present employees.

9 Risk factors

9.1 Introduction

If the Schemes are implemented, Shareholders (other than Ineligible Foreign Shareholders and Non-Electing Small Parcel Holders) will receive Incannex US Shares as the Share Scheme Consideration and Optionholders (other than Ineligible Foreign Optionholders) will receive Incannex US Options as the Option Scheme Consideration. As a consequence, Shareholders and Optionholders may be exposed to risk factors that could adversely affect the re-domiciled Incannex Group's business, operations, financial performance, cash flows and prospects which will consequently affect the price of such securities.

Shareholders and Optionholders should note that the risks they will be exposed to in respect of the assets, operations and general business of the Merged Group are materially the same risks that they are currently exposed to in relation to the Incannex Group's existing business. This is because the Proposed Transaction re-domiciles the Incannex Group to the United States and does not give effect to any material change to the nature or scope of the activity of the Incannex Group. Some of these risks are outlined in Section 9.2.

Shareholders and Optionholders should also note that there are certain implementation specific risks in relation to the Proposed Transaction. Some of these are discussed in Section 9.3.

Although the Merged Group will have in place a number of strategies to minimise the exposure to, and mitigate the effects of, some of the risks outlined in this Section 9, there can be no assurance that such arrangements will protect the re-domiciled Incannex Group fully from such risks.

The outline of risks in this Section is a summary only and should not be considered exhaustive. You should carefully consider the following risks as well as the other information contained in this Scheme Booklet before voting on a Scheme.

9.2 Risks of the Merged Group

Risks related to Incannex's Business

The Incannex Group has a history of operating losses and may not achieve or maintain profitability in the future.

The Incannex Group has experienced significant recurring operating losses and negative cash flows from operating activities since inception. For example, for the fiscal years ended June 30, 2023 and 2022, we had total comprehensive losses of A$19.98 million and A$14.90 million, respectively, and we had negative cash flows from operating activities of A$15.94million and A$12.81 million, respectively. As of June 30, 2023, the Incannex Group had accumulated losses of A$78.78 million.

We are a clinical stage pharmaceutical development company and the success of our drug candidates is therefore uncertain. We focus on medicinal synthetic cannabidiol pharmaceutical products and psychedelic medicine therapies.

We expect to continue to incur losses from operations for the foreseeable future and expect the costs of drug development to increase in the future as more patients are recruited for clinical trials. In particular, we expect to continue to incur significant losses in the development of our drug candidates. Because of the numerous risks and uncertainties associated with the development, manufacturing, sales and marketing of our drug candidates, we may experience larger than expected future losses and may never become profitable.

Moreover, there is a substantial risk that we, or our development partners, may not be able to complete the development of our current drug candidates or develop other pharmaceutical products. It is possible that none of them will be successfully commercialized, which could prevent us from ever achieving profitability.

Our research and development activities could be adversely impacted if our funding sources are insufficient.

We anticipate that the costs related to the development of our clinical trials will increase and we will require additional funds to achieve our long-term goals of commercialization and further development of our drug candidates. In addition, we will require funds to pursue regulatory applications, defend intellectual property rights, contract manufacturing capacity, develop marketing and sales capability and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through licensing of our assets or other arrangements with corporate partners. However, such financing, licensing opportunities or other arrangements may not be available from any sources on acceptable terms, or at all. Any shortfall in funding could result in us having to curtail or cease our research and development activities, thereby adversely affecting our business, financial condition and results of operations.

In addition, because of the numerous risks and uncertainties associated with the development of our drug candidates, we are unable to predict the timing or amount of increased research and development costs, or when, or if, we will be able to achieve or maintain profitability. Our costs could significantly increase beyond current expectations if the applicable regulatory authorities require further studies in addition to those currently anticipated. In any case, even if our drug candidates are approved for commercial sale, we anticipate incurring significant costs associated with the commercial launch of such drug candidates and there can be no guarantee that we will ever generate significant revenues.

We currently have no source of product revenue and may never become profitable.

None of our drug candidates has been approved for commercial sale and we expect it to be several years before any of them are approved, if ever, and we are then able to commence sales of our drug candidates. To date, we have not generated any revenue from the licensing or commercialization of our drug candidates and do not expect to receive revenue from them for a number of years, if ever. We will not be able to generate product revenue unless and until our drug candidates, alone or with future partners, successfully completes clinical trials, receives regulatory approval and is successfully commercialized. Although we may seek to obtain revenue from collaboration or licensing agreements with third parties, we currently have no such agreements that could provide us with material, ongoing future revenue and we may never enter into any such agreements.

We will require additional financing and may be unable to raise sufficient capital, which could have a material impact on our research and development programs or commercialization of our drug candidates.

We have historically devoted most of our financial resources to research and development, including pre-clinical and clinical development activities. To date, we have financed a significant amount of our operations through equity financings. The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through equity or debt financings or strategic collaborations. The amount of such future net losses, as well as the possibility of future profitability, will also depend on our success in developing and commercializing products that generate significant revenue. Our failure to become and remain profitable would depress the value of our ADSs and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product offerings or even continue our operations.

We anticipate that our expenses will increase substantially for the foreseeable future if, and as, we:

- continue our research and preclinical and clinical development of our drug candidates;
- expand the scope of our current proposed clinical studies for our drug candidates;
- initiate additional preclinical, clinical or other studies for our drug candidates;
- change or add additional manufacturers or suppliers;
- seek regulatory and marketing approvals for our drug candidates that successfully complete clinical studies;
- seek to identify and validate additional drug candidates;
- acquire or in-license other drug candidates and technologies;
- maintain, protect and expand our intellectual property portfolio;
- attract and retain skilled personnel;
- create additional infrastructure to support our operations as a publicly quoted company and our product development and planned future commercialization efforts;
- add an internal sales force; and
- experience any delays or encounter issues with any of the above.

Until our drug candidates become commercially available, we will need to obtain additional funding in connection with the further development of our drug candidates. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. As such, additional financing may not be available to us when needed, on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research

and development programs or any future commercialization efforts or obtain funds by entering agreements on unattractive terms.

Furthermore, any additional equity fundraising in the capital markets may be dilutive for shareholders and any debt-based funding may bind us to restrictive covenants and curb our operating activities and ability to pay potential future dividends even when profitable. We cannot guarantee that future financing will be available in sufficient amounts or on acceptable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on acceptable terms, we will be prevented from pursuing research and development efforts. This could harm our business, operating results and financial condition and cause the price of our ADSs to fall.

If we are unable to secure sufficient capital to fund our operations, then we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to third parties to develop and market drug candidates that we would otherwise prefer to develop and market ourselves. For example, strategic collaborations could require us to share commercial rights to our drug candidates with third parties in ways that we do not intend currently or on terms that may not be favorable to us. Moreover, we could also have to relinquish valuable rights to our technologies, future revenue streams, research programs or drug candidates or grant licenses on terms that may not be favorable to us.

We may find it difficult to enrol patients in our clinical trials and patients could discontinue their participation in our clinical trials, which could delay or prevent our current and any future clinical trials of our drug candidates and make those trials more expensive to undertake.

Identifying and qualifying patients to participate in current and any future clinical trials of our drug candidates is critical to our success. The timing of our clinical trials depends on the speed at which we can recruit patients to participate in testing our drug candidates. Patients may be unwilling to participate in any future clinical trials because of negative publicity from adverse events in the biotechnology industry. Patients could be unavailable for other reasons, including competitive clinical trials for similar patient populations, and the timeline for recruiting patients, conducting trials and obtaining regulatory approval of potential products may be delayed. If we have difficulty enrolling a sufficient number of patients to conduct any future clinical trials as planned, we may need to delay, limit or discontinue those clinical trials. Clinical trial delays could result in increased costs, slower product development, setbacks in testing the safety and effectiveness of our technology or discontinuation of the clinical trials altogether.

Any failure to implement our business strategy could negatively impact our business, financial condition and results of operations.

The development and commercialisation of our drug candidates is subject to many risks, including:

- additional clinical or pre-clinical trials may be required beyond what we currently expect;
- regulatory authorities may disagree with our interpretation of data from our preclinical studies and clinical studies or may require that we conduct additional studies;
- regulatory authorities may disagree with our proposed design of future clinical trials;
- regulatory authorities may delay approval of our drug candidates, thus preventing milestone payments from our collaboration partners;
- regulatory authorities may not accept data generated at our clinical study sites;
- we may be unable to obtain and maintain regulatory approval of our drug candidate in any jurisdiction;
- the prevalence and severity of any side effects of any drug candidate could delay or prevent commercialization, limit the indications for any approved drug candidate, require the establishment of a risk evaluation and mitigation strategy, or cause an approved drug candidate to be taken off the market;
- regulatory authorities may identify deficiencies in manufacturing processes;
- regulatory authorities may change their approval policies or adopt new regulations;
- the third-party manufacturers we expect to depend on to supply or manufacture our drug candidates may not produce adequate supply;
- we, or our third-party manufacturers, may not be able to source or produce current Good Manufacturing Practice ("cGMP") materials for the production of our drug candidates;

- we may not be able to manufacture our drug candidates at a cost or in quantities necessary to make commercially successful products;
- we may not be able to obtain adequate supply of our drug candidates for our clinical trials;
- we may experience delays in the commencement of, enrolment of patients in and timing of our clinical trials;
- we may not be able to demonstrate that our drug candidates are safe and effective as a treatment for its indications to the satisfaction of regulatory authorities, and we may not be able to achieve and maintain compliance with all regulatory requirements applicable to our drug candidates;
- we may not be able to maintain a continued acceptable safety profile of our products following approval;
- we may be unable to establish or maintain collaborations, licensing or other arrangements;
- the market may not accept our drug candidates;
- we may be unable to establish and maintain an effective sales and marketing infrastructure, either through the creation of a commercial infrastructure or through strategic collaborations, and the effectiveness of our own or any future strategic collaborators' marketing, sales and distribution strategy and operations will affect our profitability;
- we may experience competition from existing products or new products that may emerge;
- we and our licensors may be unable to successfully obtain, maintain, defend and enforce intellectual property rights important to protect our drug candidates; and
- we may not be able to obtain and maintain coverage and adequate reimbursement from third party payors.

If any of these risks materialises, we could experience significant delays or an inability to successfully develop and commercialise our drug candidates we or our partners may develop, which would have a material adverse effect on our business, financial condition and results of operations.

Positive results from preclinical studies of our drug candidates are not necessarily predictive of the results of our planned clinical trials of our drug candidates.

Positive results in preclinical proof of concept and animal studies of our drug candidates may not result in positive results in clinical trials in humans. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical trials after achieving positive results in preclinical development or early-stage clinical trials, and we cannot be certain that we will not face similar setbacks. These setbacks can be caused by preclinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses. Many companies that believed their drug candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or other regulatory authority approval. If we fail to produce positive results in our clinical trials of our drug candidates, the development timeline and regulatory approval and commercialization prospects for our drug candidates, and, correspondingly, our business and financial prospects, would be negatively impacted.

Ongoing and future clinical trials of drug candidates may not show sufficient safety and efficacy to obtain requisite regulatory approvals for commercial sale.

Phase I and Phase II clinical trials are not primarily designed to test the efficacy of a drug candidate but rather to test safety and to understand the drug candidate's side effects at various doses and schedules. Furthermore, success in preclinical and early clinical trials does not ensure that later large-scale trials will be successful nor does it predict final results. Acceptable results in early trials may not be repeated in later trials. Further, Phase III clinical trials may not show sufficient safety or efficacy to obtain regulatory approval for marketing. In addition, clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could require that the clinical trial be redone or terminated. The length of time necessary to complete clinical trials and to submit an application for marketing approval by applicable regulatory authorities may also vary significantly based on the type, complexity and novelty of the drug candidate involved, as well as other factors. If we suffer any significant delays, quality issues, setbacks or negative results in, or termination of, our clinical trials, we may be unable to continue the development of our drug candidates or generate revenue and our business may be severely harmed.

If we do not obtain the necessary regulatory approvals, we will be unable to commercialize our drug candidates.

The clinical development, manufacturing, sales and marketing of our drug candidates are subject to extensive regulation by regulatory authorities in the United States, the United Kingdom, the European Union, Australia and elsewhere. Despite the substantial time and expense invested in preparation and submission of a Biologic License Application or equivalents in other jurisdictions, regulatory approval is never guaranteed. The number, size and design of preclinical studies and clinical trials that will be required will vary depending on the product, the disease or condition for which the product is intended to be used and the regulations and guidance documents applicable to any particular product. Additionally, during the review process and prior to approval, the FDA and/or other regulatory bodies may require additional data, including with respect to whether our products have abuse potential, which may delay approval and any potential controlled substance scheduling processes. The FDA or other regulators can delay, limit or deny approval of a product for many reasons, including, but not limited to, the fact that regulators may not approve our or a third-party manufacturer's processes or facilities or that new laws may be enacted or regulators may change their approval policies or adopt new regulations requiring new or different evidence of safety and efficacy for the intended use of a product.

Successful results in clinical trials and in the subsequent application for marketing approval are not guaranteed. If we are unable to obtain regulatory approvals, we will not be able to generate revenue from our drug candidates. Even if we receive regulatory approval for any of our drug candidates, our profitability will depend on our ability to generate revenues from their sale or the licensing of our technology.

Even if our drug candidates receive regulatory approval, we may still face development and regulatory difficulties that may delay or impair future sales of drug candidates.

Even if we or our licensing partners receive regulatory approval to sell any drug candidates, the relevant regulatory authorities may, nevertheless, impose significant restrictions on the indicated uses, manufacturing, labelling, packaging, adverse event reporting, storage, advertising, promotion and record keeping or impose ongoing requirements for post-approval studies. In addition, regulatory agencies subject a marketed product, its manufacturer and the manufacturer's facilities to continual review and periodic inspections. Previously unknown problems with the drug candidate, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the product, and could include withdrawal of the product from the market. In addition, new statutory requirements may be enacted or additional regulations may be enacted that could prevent or delay regulatory approval of our drug candidates.

We have limited manufacturing experience with our drug candidates.

We have no manufacturing capabilities and are dependent on third parties for cost effective manufacture and manufacturing process development of our drug candidates. Problems with third-party manufacturers or the manufacturing process, or the scaling up of manufacturing activities as such may delay clinical trials and commercialisation of our drug candidates.

To the extent we rely significantly on contractors, we will be exposed to risks related to the business and operational conditions of our contractors.

We are a small company, with few internal staff and limited facilities. We are and will be required to rely on a variety of contractors to manufacture and transport our drug candidates, to perform clinical testing and to prepare regulatory dossiers. Adverse events that affect one or more of our contractors could adversely affect us, such as:

- a contractor is unable to retain key staff that have been working on our drug candidates;
- a contractor is unable to sustain operations due to financial or other business issues;
- a contractor loses their permits or licenses that may be required to manufacture our drug candidates; or
- errors, negligence or misconduct that occur within a contractor may adversely affect our business.

We depend on, and will continue to depend on, collaboration and strategic alliances with third partners. To the extent we are able to enter into collaborative arrangements or strategic alliances, we will be exposed to risks related to those collaborations and alliances.

An important element of our strategy for developing, manufacturing and commercialising our drug candidates is entering into partnerships and strategic alliances with other pharmaceutical companies or other industry participants.

Any partnerships or alliances we have or may have in the future may be terminated for reasons beyond our control or we may not be able to negotiate future alliances on acceptable terms, if at all. These arrangements may result in us receiving less revenue than if we sold our products directly, may place the development, sales and marketing of our products outside of our control, may require us to relinquish important rights or may otherwise be on unfavorable terms. Collaborative arrangements or strategic alliances will also subject us to a number of risks, including the risk that:

- we may not be able to control the amount and timing of resources that our strategic partner/collaborators may devote to the drug candidates;

- strategic partner/collaborators may experience financial difficulties;

- the failure to successfully collaborate with third parties may delay, prevent or otherwise impair the development or commercialization of our drug candidates or revenue expectations;

- products being developed by partners/collaborators may never reach commercial stage resulting in reduced or even no milestone or royalty payments;

- business combinations or significant changes in a collaborator's business strategy may also adversely affect a collaborator's willingness or ability to complete their obligations under any arrangement;

- a collaborator could independently move forward with a competing product developed either independently or in collaboration with others, including our competitors; and

- collaborative arrangements are often terminated or allowed to expire, which would delay the development and may increase the cost of developing drug candidates.

Because we rely on third-party manufacturing and supply partners, our supply of research and development, preclinical and clinical development materials may become limited or interrupted or may not be of satisfactory quantity or quality.

We rely on third-party supply and manufacturing partners to manufacture and supply the materials for our research and development and preclinical and clinical study supplies. We do not own manufacturing facilities or supply sources for such materials.

There can be no assurance that our supply of research and development, preclinical and clinical development biologics and other materials will not be limited, interrupted or restricted in certain geographic regions, be of satisfactory quality or continue to be available at acceptable prices. Replacement of a third-party manufacturer could require significant effort, cost and expertise because there may be a limited number of qualified replacements.

The manufacturing process for a drug candidate is subject to FDA, TGA and foreign regulatory authority review. Suppliers and manufacturers must meet applicable manufacturing requirements and undergo rigorous facility and process validation tests required by regulatory authorities in order to comply with regulatory standards. In the event that any of our suppliers or manufacturers fails to comply with such requirements or to perform its obligations to us in relation to quality, timing or otherwise, or if our supply of components or other materials becomes limited or interrupted for other reasons, we may be forced to manufacture the materials ourselves or enter into an agreement with another third party, which would be costly and delay any future clinical trials.

Further, if any third-party provider fails to meet its obligations to manufacture our products, or fails to maintain or achieve satisfactory regulatory compliance, the development of such substances and the commercialisation of any therapies, if approved, could be stopped, delayed or made commercially unviable, less profitable or may result in enforcement actions against us.

Our research and development efforts will be jeopardized if we are unable to retain key personnel and cultivate key academic and scientific collaborations.

Changes in our senior management could be disruptive to our business and may adversely affect our operations. For example, when we have changes in senior management positions, we may elect to adopt different business strategies or plans. Any new strategies or plans, if adopted, may not be successful and if any new strategies or plans do not produce the desired results, our business may suffer.

Moreover, competition among biotechnology and pharmaceutical companies for qualified employees is intense and as such we may not be able to attract and retain personnel critical to our success. Our success depends on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific

personnel, manufacturing personnel, sales and marketing personnel and on our ability to develop and maintain important relationships with clinicians, scientists and leading academic and health institutions. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our product development and commercialization activities.

In addition, biotechnology and pharmaceutical industries are subject to rapid and significant technological change. Our drug candidates may be or become uncompetitive. To remain competitive, we must employ and retain suitably qualified staff that are continuously educated to keep pace with changing technology, but may not be in a position to do so.

We may encounter difficulties in managing our growth, which could negatively impact our operations.

As we advance our clinical development programs for drug candidates, seek regulatory approval in Australia, the United States and elsewhere and increase the number of ongoing product development programs, we anticipate that we will need to increase our product development, scientific and administrative headcount. We will also need to establish commercial capabilities in order to commercialize any drug candidates that may be approved. Such an evolution may impact our strategic focus and our deployment and allocation of resources.

Our ability to manage our operations and growth effectively depends upon the continual improvement of our procedures, reporting systems and operational, financial and management controls. We may not be able to implement administrative and operational improvements in an efficient or timely manner and may discover deficiencies in existing systems and controls. If we do not meet these challenges, we may be unable to execute our business strategies and may be forced to expend more resources than anticipated addressing these issues.

We may acquire additional technology and complementary businesses in the future. Acquisitions involve many risks, any of which could materially harm our business, including the diversion of management's attention from core business concerns, failure to effectively exploit acquired technologies, failure to successfully integrate the acquired business or realize expected synergies or the loss of key employees from either our business or the acquired businesses.

In addition, in order to continue to meet our obligations as a publicly listed company in both Australia and the United States (and the United States alone, going forward) and to support our anticipated long-term growth, we will need to increase our general and administrative capabilities. Our management, personnel and systems may not be adequate to support this future growth.

If we are unable to successfully manage our growth and the increased complexity of our operations, our business, financial position, results of operations and prospects may be harmed.

The integration of APIRx with our business operations could undermine our results of operations.

In August 2022, we completed the acquisition of 100% of APIRx Pharmaceutical USA, LLC. However, our ability to successfully integrate APIRx, will depend on the timely integration and consolidation of operations, facilities, procedures, policies and technologies, and the harmonisation of differences in the business cultures between APIRx and us. Such integration and consolidation could be complex and time consuming, will involve additional expense and could disrupt our business and divert management's attention from ongoing business concerns and our clinical trials. Any failure to successfully integrate the business, operations and employees of APIRx could undermine our results of operations.

We may be unable to achieve the expected synergies following the acquisition of APIRx

We believe that the acquisition of APIRx will provide us with the opportunity to achieve synergies between Incannex's clinical trials and APIRx's clinical projects. The synergies we expect to realise from the APIRx acquisition are, necessarily, based on projections and assumptions about the combined businesses and assume the successful integration of APIRx's operations into our business and operations. Our projections and assumptions concerning the APIRx acquisition could prove to be inaccurate, however, and we may not successfully integrate APIRx and our operations in a timely manner, or at all. We could also be exposed to unexpected contingencies or liabilities of APIRx or litigation regarding APIRx's intellectual property portfolio. If we do not realise the anticipated synergies from the acquisition of APIRx, our growth strategy and future profitability could be adversely affected.

Future potential sales of our drug candidates may suffer if they are not accepted in the marketplace by physicians, patients and the medical community.

There is a risk that our drug candidates may not gain market acceptance among physicians, patients and the medical community, even if they are approved by the regulatory authorities. The degree of market acceptance of any of our approved drug candidates will depend on a variety of factors, including:

- timing of market introduction, number and clinical profile of competitive products;
- our ability to provide acceptable evidence of safety and efficacy and our ability to secure the support of key clinicians and physicians for our drug candidates;
- cost-effectiveness compared to existing and new treatments;
- availability of coverage, reimbursement and adequate payment from health maintenance organisations and other third-party payers;
- prevalence and severity of adverse side effects; and
- other advantages over other treatment methods.

As controlled substances, the products may generate public controversy. Physicians, patients, payers or the medical community may be unwilling to accept, use or recommend our drug candidates which would adversely affect our potential revenues and future profitability. Adverse publicity or public perception regarding cannabis and psilocybin to our investigational therapies using these substances may negatively influence the success of these therapies.

We face competition from entities that may develop drug candidates for our target disease indications, including companies developing novel treatments and technology platforms based on modalities and technology similar to ours.

The development and commercialisation of drug candidates is highly competitive. Multinational pharmaceutical companies and specialised biotechnology companies could develop drug candidates and processes competitive with our drug candidates. Competitive therapeutic treatments include those that have already been approved and accepted by the medical community, patients and third-party payers, and any new treatments that enter the market.

There may be a significant number of products that are currently under development, and may become commercially available in the future, for the treatment of conditions for which we are developing, and may in the future try to develop, drug candidates.

Multinational pharmaceutical companies and specialised biotechnology companies could have significantly greater financial, technical, manufacturing, marketing, sales and supply resources and experience than we have. If we successfully obtain approval for any drug candidate, we could face competition based on many different factors, including the safety and effectiveness of our drug candidates, the ease with which our drug candidates can be administered and the extent to which patients accept relatively new routes of administration, the timing and scope of regulatory approvals for these drug candidates, the availability and cost of manufacturing, marketing and sales capabilities, price, reimbursement coverage and patent position.

Competing products could present superior treatment alternatives, including by being more effective, safer, less expensive or marketed and sold more effectively than any products we may develop. Competitive products may make any products we develop obsolete or non-competitive before we recover the expense of developing and commercializing our drug candidates. Such competitors could also recruit our employees, which could negatively impact our level of expertise and our ability to execute our business plan.

If healthcare insurers and other organizations do not pay for our drug candidates or impose limits on reimbursement, our future business may suffer.

Our drug candidates may be rejected by the market due to many factors, including cost. The continuing efforts of governments, insurance companies and other payers of healthcare costs to contain or reduce healthcare costs may affect our future revenues and profitability. In Australia and certain foreign markets, the pricing of pharmaceutical products is subject to government control. We expect initiatives for similar government control to continue in the United States and elsewhere. The adoption of any such legislative or regulatory proposals could harm our business and prospects.

Successful commercialisation of our drug candidates will depend in part on the extent to which reimbursement for the cost of our products and related treatment will be available from government health administration authorities, private health insurers and other organizations. Our drug candidates may not be considered cost-effective and reimbursement may not be available to consumers or may not be sufficient to allow our products to be marketed on a competitive basis. Third-party payers are increasingly challenging the price of medical products and treatment. If third-party coverage is not available for our drug candidates the market acceptance of these drug candidates will be reduced. Cost-control initiatives could decrease the price we might establish

for drug candidates, which could result in product revenues lower than anticipated. If the price for our drug candidates decreases or if governmental and other third-party payers do not provide adequate coverage and reimbursement levels our potential revenue and prospects for profitability will suffer.

We could become exposed to product liability claims that could adversely affect our business.

The testing, marketing and sale of therapeutic products entails an inherent risk of product liability. We rely on a number of third-party researchers and contractors to produce, collect, and analyse data regarding the safety and efficacy of our drug candidates. We also have quality control and quality assurance in place to mitigate these risks, as well as professional liability and clinical trial insurance to cover financial damages in the event that human testing is done incorrectly or the data is analysed incorrectly.

Notwithstanding our control procedures, we may face product liability exposure related to the testing of our drug candidates in human clinical trials. If any of our drug candidates are approved for sale, we may face exposure to claims by an even greater number of persons than were involved in the clinical trials once marketing, distribution and sales of our drug candidates begin. Regardless of merit or eventual outcome, liability claims may result in:

- decreased demand for our drug candidates;
- injury to our reputation;
- withdrawal of clinical trial participants;
- costs of related litigation;
- substantial monetary awards to patients and others;
- loss of revenues; and
- the inability to commercialise drug candidates.

With respect to product liability claims, we could face additional liability beyond insurance limits if testing mistakes were to endanger any human subjects. In addition, if a claim is made against us in conjunction with these research testing activities, the market price of our Shares may be negatively affected.

The outbreak of a pandemic could adversely impact our business, including our non-clinical studies and clinical trials.

Public health crises such as pandemics or similar outbreaks might adversely impact our business. In December 2019, a novel strain of coronavirus ("COVID-19") surfaced in China and then spread worldwide.

As a result of the COVID-19 outbreak, or any future pandemic, we have and may in the future experience disruptions that could severely impact our business, preclinical studies and clinical trials, including:

- delays or difficulties in enrolling patients in our clinical trials;
- delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;
- delays or disruptions in non-clinical experiments and investigational new drug application-enabling good laboratory practice standard toxicology studies due to unforeseen circumstances at contract research organisations and vendors along their supply chain;
- increased rates of patients withdrawing from our clinical trials following enrolment as a result of contracting a virus, being forced to quarantine, or not wanting to attend hospital visits;
- diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;
- interruption of key clinical trial activities, such as clinical trial site data monitoring, due to limitations on travel imposed or recommended by national, state or local governments, employers and others or interruption of clinical trial subject visits and study procedures (particularly any procedures that may be deemed non-essential), which may impact the integrity of subject data and clinical study endpoints;

- interruption or delays in the operations of the FDA, the EMA, the TGA or other foreign regulatory agencies, which may impact approval timelines;
- interruption of, or delays in receiving, supplies of our drug candidates from our contract manufacturing organisations due to staffing shortages, production slowdowns or stoppages and disruptions in our supply chain or distribution vendors' ability to ship drug candidates; and
- limitations on employee resources that would otherwise be focused on the conduct of our non-clinical studies and clinical trials, including because of sickness of employees or their families, the desire of employees to avoid contact with large groups of people, an increased reliance on working from home or mass transit disruptions.

Product shipment delays could have a material adverse effect on our business, results of operations and financial condition.

The shipment, import and export of our drug candidates and the Active Pharmaceutical Ingredient (**API**) used to manufacture them will require import and export licenses. In the United States, the FDA, U.S. Customs and Border Protection, and the U.S. Drug Enforcement Administration (the **DEA**); in Canada, the Canada Border Services Agency, Health Canada; in Europe, the EMA and the European Commission; in Australia and New Zealand, the Australian Customs and Border Protection Service, the TGA, the New Zealand Medicines and Medical Device Safety Authority and the New Zealand Customs Service; and in other countries, similar regulatory authorities, regulate the import and export of pharmaceutical products that contain controlled substances. Specifically, the import and export processes require the issuance of import and export licenses by the relevant controlled substance authority in both the importing and exporting country.

We may not be granted, or if granted, maintain, such licences from the authorities in certain countries. Even if we obtain the relevant licences, shipments of API and our drug candidates may be held up or lost in transit, which could cause significant delays and may lead to product batches being stored outside required temperature ranges. Inappropriate storage may damage the product shipment resulting in delays in clinical trials or, upon commercialisation, a partial or total loss of revenue from one or more shipments of API or our drug candidates. A delay in a clinical trial or, upon commercialisation, a partial or total loss of revenue from one or more shipments of API or our drug candidates could have a material adverse effect on our business, results of operations and financial condition.

Our drug candidates will be subject to controlled substance laws and regulations. Failure to receive necessary approvals may delay the launch of our drug candidates and failure to comply with these laws and regulations may adversely affect the results of our business operations.

Our drug candidates contain controlled substances as defined in the US Controlled Substances Act (the **CSA**). Controlled substances that are pharmaceutical products are subject to a high degree of regulation under the CSA, which establishes, among other things, certain registration, manufacturing quotas, security, recordkeeping, reporting, import, export and other requirements administered by the DEA. In the United States, the DEA classifies controlled substances into five schedules: Schedule I, II, III, IV or V substances. Schedule I substances by definition have a high potential for abuse, have not currently "accepted medical use" in the United States, lack accepted safety for use under medical supervision, and may not be prescribed, marketed or sold in the United States. Pharmaceutical products approved for use in the United States may be listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest potential for abuse or dependence and Schedule V substances the lowest relative risk of abuse among such substances. Schedule I and II drugs are subject to the strictest controls under the CSA, including manufacturing and procurement quotas, security requirements and criteria for importation. In addition, dispensing of Schedule II drugs is further restricted. For example, they may not be refilled without a new prescription.

As a synthetic cannabinoids pharmaceutical product with psychedelic agents, our drug candidates are likely to be scheduled as Schedule II or III controlled substance. We will need to identify wholesale distributors with the appropriate DEA registrations and authority to distribute the products to pharmacies and other healthcare providers, and these distributors would need to obtain Schedule II or III distribution registrations. The failure to obtain, or delay in obtaining, or the loss of any of those registrations could result in increased costs to us. If any of our drug candidates is a Schedule II drug, pharmacies would have to maintain enhanced security with alarms and monitoring systems, and they must adhere to additional recordkeeping and inventory requirements. This may discourage some pharmacies from carrying the product. Furthermore, US state and federal enforcement actions, regulatory requirements, and legislation intended to reduce prescription drug abuse, such as the requirement that physicians consult a state prescription drug monitoring program, may make physicians less willing to prescribe, and pharmacies to dispense, Schedule II products. Similar requirements apply in other jurisdictions, including Australia.

We intend to manufacture the commercial supply of our drug candidates outside of the United States, including in Australia. If any of our products are approved by the FDA and classified as a Schedule II or III substance, an importer can import into the United States for commercial purposes if it obtains from the DEA an importer registration and files an application with the DEA for an import permit for each import. The failure to identify an importer or obtain the necessary import authority could affect the availability of our drug candidates and have a material adverse effect on our business, results of operations and financial condition. In addition, an application for a Schedule II importer registration must be published in the Federal Register, and there is a waiting period for third party comments to be submitted. The failure to maintain the necessary registrations or comply with applicable laws could delay the commercialisation of our drug candidates and could delay the completion of the clinical studies. Furthermore, failure to maintain compliance with the CSA, particularly non-compliance resulting in loss or diversion, could result in regulatory action that could have a material adverse effect on our business, financial condition and results of operations. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to restrict, suspend or revoke those registrations. In certain circumstances, violations could lead to criminal proceedings. In addition, if the FDA, DEA, or any foreign regulatory authority determines that our drug candidates may have potential for abuse, it may require us to generate more clinical or other data than we currently anticipate to establish whether or to what extent the substance has an abuse potential, which could increase the cost and/or delay the launch of which could increase the cost and/or delay the launch of our drug candidates.

Individual US states have also established controlled substance laws and regulations. Though state-controlled substance laws often mirror federal law, because the states are separate jurisdictions, they may separately schedule our drug candidates as well. While some states automatically schedule a drug based on federal action, other states schedule drugs through rulemaking or a legislative action. State scheduling may delay commercial sale of any product for which we obtain federal regulatory approval and adverse scheduling could have a material adverse effect on the commercial attractiveness of such product. We or our partners must also obtain separate state registrations, permits or licenses in order to be able to obtain, handle, and distribute controlled substances for clinical trials or commercial sale, and failure to meet applicable regulatory requirements could lead to enforcement and sanctions by the states in addition to those from the DEA or otherwise arising under federal law.

We intend to engage contract manufacturers in Australia to produce the drug product for our clinical trials and the API for our drug candidates. In addition, we may decide to develop, manufacture or commercialise our drug candidates in additional countries. As a result, and as noted above, we will also be subject to controlled substance laws and regulations from the TGA in Australia and from other regulatory agencies in other countries where we develop, manufacture or commercialize our drug candidates in the future. We plan to submit NDAs for our drug candidates to the FDA upon completion of all requisite clinical trials and may require additional DEA scheduling decisions at such time as well.

Changes in healthcare law and implementing regulations, as well as changes in healthcare policy, may impact our business in ways that we cannot currently predict and may harm our business and results of operations.

There have been, and likely will continue to be, several executive, legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of drug candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any drug candidates for which we obtain marketing approval. Among policy makers and payors in the United States, Australia and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access and the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

In the United States, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, collectively referred to as the Affordable Care Act, substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. The Affordable Care Act, among other things: (1) introduced a new average manufacturer price definition for drugs and biologics that are inhaled, infused, instilled, implanted or injected and not generally dispensed through retail community pharmacies; (2) increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and expanded rebate liability from fee-for-service Medicaid utilisation to include the utilisation of Medicaid managed care organisations as well; (3) established a branded prescription drug fee that pharmaceutical manufacturers of branded prescription drugs must pay to the federal government; (4) expanded the list of covered entities eligible to participate in the 340B drug pricing program by adding new entities eligible for the program; (5) established a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased to 70% pursuant to the Bipartisan Budget Act of 2018, or BBA, effective as of January 2019) point-of-sale discounts off negotiated prices of applicable branded drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D; (6) extended manufacturers'

Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organisations; (7) expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals, including individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers' Medicaid rebate liability; (8) created a licensure framework for follow-on biologic products; and (9) established a Center for Medicare and Medicaid Innovation at the CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending. We continue to monitor any changes or challenges to the Affordable Care Act that, in turn, may potentially impact our business in the future.

Other US legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year pursuant to the Budget Control Act of 2011 and subsequent laws, which began in 2013 and will remain in effect through 2030, unless additional Congressional action is taken. Subsequently, the American Taxpayer Relief Act of 2012 further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. New laws could result in additional reductions in Medicare and other healthcare funding, which may materially negatively affect customer demand and affordability for our drug candidates and, accordingly, the results of our financial operations. Also, there has been heightened governmental scrutiny recently over the manner in which pharmaceutical companies set prices for their marketed products, which have resulted in several Congressional inquiries and proposed federal legislation, as well as state efforts, designed to, among other things, bring more transparency to product pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. At the state level, individual states in the United States are increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions on coverage or access could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our drug candidates that we successfully commercialize or put pressure on our product pricing.

In addition, proposed US federal and state legislation may increase competition as it relates to cannabis derived products. Under the Cannabis Administration and Opportunity Act, the U.S. Senate proposed legalising the use of hemp-derived CBD in dietary supplements by amending the Federal Food, Drug, and Cosmetic Act (the "FDCA"). The Hemp Access and Consumer Safety Act of 2021 (SB 1698) also permits hemp-derived CBD to be used in dietary supplements. US states are considering the reimbursement of medical marijuana. As the availability and reimbursement of cannabis-derived products potentially expand, the pharmaceutical industry may directly compete with state-regulated cannabis businesses for market share.

We expect that these and other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement, and put additional downward pressure on the price that we receive for any approved product. It is possible that additional governmental action is taken in response to the COVID-19 pandemic. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the United States or elsewhere. If we or any third parties that we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our drug candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.

Risks Related to Intellectual Property

Our success depends on our ability to protect our intellectual property and our proprietary technology.

Our success is to a certain degree also dependent on our ability to obtain and maintain protection of our intellectual property portfolio, including the assets acquired through the acquisition of APIRx or, where applicable, to receive/maintain orphan drug designation/status and resulting marketing exclusivity for our drug candidates.

We may be materially adversely affected by our failure or inability to protect our intellectual property rights. Without the granting of these rights, the ability to pursue damages for infringement would be limited. Similarly, any know-how that is proprietary or particular to our technologies may be subject to risk of disclosure by employees or consultants despite having confidentiality agreements in place.

Any future success will depend in part on whether we can obtain and maintain patents to protect our own products and technologies; obtain licences to the patented technologies of third parties; and operate without infringing on the proprietary rights of third parties. Biotechnology patent matters can involve complex legal and scientific questions, and it is impossible to predict the outcome of biotechnology and pharmaceutical patent claims. Any of our future patent applications may not be approved, or we may not develop additional products or processes that are patentable. Some countries in which we may sell our drug candidate or licence our intellectual property may fail to protect our intellectual property rights to the same extent as the protection that may be afforded in the United States or Australia. Some legal principles remain unresolved and there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States, the United Kingdom, the European Union, Australia or elsewhere. In addition, the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Changes in either patent laws or in interpretations of patent laws in the United States, the United Kingdom, the European Union or elsewhere may diminish the value of our intellectual property or narrow the scope of our patent protection. Even if we are able to obtain patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner. We may also fail to take the required actions or pay the necessary fees to maintain our patents.

Moreover, any of our pending applications may be subject to a third-party pre-issuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, the European Patent Office, or EPO, the Intellectual Property Office, or IPO, in the United Kingdom, the Australian Patent and Trademark Office and/or any patents issuing thereon may become involved in opposition, derivation, reexamination, post grant review, interference proceedings or other patent office proceedings or litigation, in the United States or elsewhere, challenging our patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, and allow third parties to commercialise our technology or products and compete directly with us, without payment to us. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to exploit our intellectual property or develop and commercialize drug candidates.

The issuance of a patent is not conclusive as to the inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States, the European Union, Australia and elsewhere. Such challenges may result in loss of ownership or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit the duration of the patent protection of our technology and products. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercialising products similar or identical to ours.

In addition, other companies may attempt to circumvent any regulatory data protection or market exclusivity that we obtain under applicable legislation, which may require us to allocate significant resources to preventing such circumvention. Such developments could enable other companies to circumvent our intellectual property rights and use our clinical trial data to obtain marketing authorizations in the European Union, Australia and in other jurisdictions. Such developments may also require us to allocate significant resources to prevent other companies from circumventing or violating our intellectual property rights.

Intellectual property rights of third parties could adversely affect our ability to commercialise our drug candidates, such that we could be required to litigate with or obtain licenses from third parties in order to develop or market our drug candidates.

Our commercial success may depend upon our future ability and the ability of our potential collaborators to develop, manufacture, market and sell our drug candidates without infringing valid intellectual property rights of third parties. If a third-party intellectual property right exists it may require the pursuit of litigation or administrative proceedings to nullify or invalidate the third-party intellectual property right concerned, or entry into a licence agreement with the intellectual property right holder, which may not be available on commercially reasonable terms, if at all.

Third-party intellectual property right holders, including our competitors, may bring infringement claims against us. We may not be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims or otherwise resolve such claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from, or experience substantial delays in, marketing our drug candidate.

If we fail to settle or otherwise resolve any such dispute, in addition to being forced to pay damages, we or our potential collaborators may be prohibited from commercializing any drug candidates we may develop that are held to be infringing, for the duration of the patent term. We might, if possible, also be forced to redesign our formulations so that we no longer infringe such third-party intellectual property rights. Any of these events, even

if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we collaborate with various organisations and academic institutions on the advancement of our technology and drug candidates, we may, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets. Despite these contractual provisions, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by potential competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, discovery by a third party of our trade secrets or other unauthorized use or disclosure would impair our intellectual property rights and protections in our drug candidates.

In addition, these agreements typically restrict the ability of our collaborators, advisors, employees and consultants to publish data potentially relating to our trade secrets. Our academic collaborators typically have rights to publish data, provided that we are notified in advance and may delay publication for a specified time in order to secure our intellectual property rights arising from the collaboration. In other cases, publication rights are controlled exclusively by us. In other cases, we may share these rights with other parties. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of these agreements, independent development or publication of information including our trade secrets in cases where we do not have proprietary or otherwise protected rights at the time of publication.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and applications are required to be paid to the United State Patent and Trademark Office and other governmental patent agencies outside of the United States in several stages over the lifetime of the patents and applications. The USPTO and various corresponding governmental patent agencies outside of the United States require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and after a patent has issued. There are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction.

We may become involved in lawsuits to protect and defend our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents or other intellectual property and we may inadvertently infringe the patent or intellectual property of others. To counter infringement or unauthorised use, we may be required to file claims, and any related litigation and/or prosecution of such claims can be expensive and time consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid in whole or in part, unenforceable, or construe the patent's claims narrowly allowing the other party to commercialise competing products on the grounds that our patents do not cover such products.

Even if resolved in our favour, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. The effects of patent litigation or other proceedings could therefore have a material adverse effect on our ability to compete in the marketplace.

Confidentiality and invention assignment agreements with our employees, advisors and consultants may not adequately prevent disclosure of trade secrets and protect other proprietary information.

We consider proprietary trade secrets and/or confidential know-how and unpatented know-how to be important to our business. We may rely on trade secrets and/or confidential know-how to protect our technology, especially where patent protection is believed by us to be of limited value. However, trade secrets and/or confidential know-how can be difficult to maintain as confidential.

To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, advisors and consultants to enter into confidentiality and invention assignment agreements with us. However, current or former employees, advisors and consultants may unintentionally or wilfully disclose our confidential information to competitors, and confidentiality and invention assignment agreements may not provide an adequate remedy in the event of unauthorised disclosure of confidential information. Enforcing a claim that a third party obtained illegally and is using trade secrets and/or confidential know-how is expensive, time consuming and unpredictable. The enforceability of confidentiality and invention assignment agreements may vary from jurisdiction to jurisdiction.

Failure to obtain or maintain trade secrets and/or confidential know-how trade protection could adversely affect our competitive position. Moreover, our competitors may independently develop substantially equivalent proprietary information and may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, our competitors could limit our use of our trade secrets and/or confidential know-how.

Intellectual property rights do not address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

- Others may be able to make products that are similar to ours but that are not covered by our intellectual property rights.
- Others may independently develop similar or alternative technologies or otherwise circumvent any of our technologies without infringing our intellectual property rights.
- We or any of our collaboration partners might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we own, license or will own or license.
- We or any of our collaboration partners might not have been the first to file patent applications covering certain of the patents or patent applications that we or they own or have obtained a license, or will own or will have obtained a license.
- It is possible that any pending patent applications that we have filed, or will file, will not lead to issued patents.
- Issued patents that we own may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors.
- Our competitors might conduct research and development activities in countries where we do not have patent rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets.
- Ownership of our patents or patent applications may be challenged by third parties.
- The patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business.

We may face difficulties with protecting our intellectual property in certain jurisdictions, which may diminish the value of our intellectual property rights in those jurisdictions.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in Australia, the United States and the European Union, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. If we or our collaboration partners encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions.

Some countries in Europe and China have compulsory licensing laws under which a patent owner may be compelled to grant licences to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are, or any of our licensors is, forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position or commercial advantage may be impaired and our business and results of operations may be adversely affected.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our drug candidates and any future drug candidates.

As is the case with other biotechnology and pharmaceutical companies, our success is heavily dependent on intellectual property rights, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves technological and legal complexity, and obtaining and enforcing biopharmaceutical patents is costly, time-consuming and inherently uncertain. The U.S. Supreme Court in recent years has issued rulings either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations or ruling that certain subject matter is not eligible for patent protection. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by Congress, the federal courts, the USPTO and equivalent bodies in non-U.S. jurisdictions, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce existing patents and patents we may obtain in the future.

Patent reform laws, such as the Leahy-Smith America Invents Act, or the Leahy-Smith Act, as well as changes in how patent laws are interpreted, could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. The Leahy-Smith Act made a number of significant changes to U.S. patent law. These include provisions that affect the filing and prosecution strategies associated with patent applications, including a change from a "first-to-invent" to a "first-inventor-to-file" patent system, and a change allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO-administered post-grant proceedings, including post-grant review, *inter partes* review and derivation proceedings. The USPTO has developed regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act and, in particular, the "first-inventor-to-file" provisions. The Leahy-Smith Act and its implementation may increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have harm our business, financial condition and results of operations.

Price controls may be imposed in non-U.S. markets, which may negatively affect our future profitability.

In some countries, particularly EU member states, Japan, Australia and Canada, the pricing of prescription drugs is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. In some countries, we or our collaborators may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of our drug candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of our drug candidates is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business, revenues or profitability could be harmed.

9.3 Specific risks of the Schemes and Proposed Transaction implementation

The following risks have been identified as being key risks specific to an investment in the Merged Group in the event that the Proposed Transaction is implemented. These risks have the potential to have a significantly adverse impact on the Merged Group and may affect the Merged Group's financial position, prospects and price of its listed securities.

(a) The exact value of the Scheme Consideration is not certain

Under the terms of Schemes, subject to exceptions in relation to Foreign Ineligible Holders and Non-Electing Small Parcel Holders, Shareholders will receive one Incannex US Share for every 100 Shares they hold and Optionholders will receive one Incannex US Option for every 100 Options they hold as at

the Record Date. The exact value of the Share Scheme Consideration and Option Scheme Consideration that would be realised by individual Shareholders or Optionholders (as applicable) will be dependent on the price at which the Incannex US Shares trade on Nasdaq after the Implementation Date.

In addition, the Sale Agent will be issued Incannex US Shares attributable to certain Ineligible Foreign Shareholders and Non-Electing Small Parcel Holders under the Share Scheme and will sell them on market as soon as reasonably practicable after the Implementation Date. It is possible that such sales may exert downward pressure on the Merged Group's share price during the applicable period. In any event, there is no guarantee regarding the prices that will be realised by the Sale Agent or the future market price of the Incannex US Shares. Future market prices may be either above or below current or historical market prices.

(b) **Contract risk**

The Share Scheme or the issue of Incannex US Shares upon implementation of the Schemes may be deemed (under contracts to which Incannex or Incannex US or their subsidiaries are a party) to result in a change of share ownership event in respect of Incannex or Incannex US that allows the counterparty to review or terminate the contract as a result of the change, or the issue of shares by Incannex US, upon implementation of the Share Scheme. If the counterparty to any such contract were to validly seek to renegotiate or terminate the contract on that basis, this may have a material adverse effect on the financial performance of the Merged Group, depending on the relevant contracts. Based on Incannex's due diligence and enquiries of current key contractual counterparties, Incannex does not expect that any of its material contracts will be terminated as a result of the Proposed Transaction.

(c) **Accounting risk**

In accounting for the Proposed Transaction, it is expected that the Proposed Transaction will be treated as a "common control transaction" and the net assets will be derecognised by Incannex and recognised by Incannex US at the historical cost of the parent under common control.

Any difference between the proceeds transferred or received and the carrying amounts of the net assets is recognised in equity in Incannex's and Incannex US's separate financial statements and eliminated in consolidation.

The Merged Group will be subject to the usual business risk that there may be changes in accounting policies which have an adverse impact on Merged Group.

(d) **Tax losses risk**

Subject to the more detailed comments made at Section 10 and Annexure I, there are certain tests that must be satisfied for carry forward Australian tax losses to be utilised to shelter Australian assessable income in future years. There is a risk that the Schemes may cause Incannex to fail one or more of these tests although Incannex will continue to monitor these tests going forward and use reasonable endeavours to utilise its Australian tax losses, if required.

(e) **Other risks**

Additional risks and uncertainties not currently known to Incannex or Incannex US may also have a material adverse effect on Incannex or Incannex US's business and that of the Merged Group and the information set out above does not purport to be, nor should it be construed as representing, an exhaustive list of the risks affecting Incannex, Incannex US or the Merged Group.

10 Taxation considerations

10.1 United States Federal Taxation Implications

The following is a summary of certain material US federal income tax consequences of the (i) Schemes and (ii) post Schemes ownership and disposition of Incannex US Shares and Incannex US Options. This summary is based upon the US Internal Revenue Code of 1986, as amended (the **Code**), final, temporary and proposed US Treasury regulations promulgated thereunder, published guidance and court decisions, each as in effect on the date hereof, all of which are subject to change, or changes in interpretation, possibly with retroactive effect. In addition, this discussion is based in part upon the provisions in the Deposit Agreement entered into with the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreements will be performed according to its terms.

The following summary assumes the Schemes will be consummated as described in this Scheme Booklet and applies only to Shareholders, Optionholders and ADS Holders that hold their Shares, Options or Incannex ADSs, and that will hold their Incannex US Options and/or Incannex US Shares received respectively pursuant to the Schemes, as "capital assets" within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address all aspects of US federal income taxation that may be relevant to a Shareholder, Optionholder or ADS Holder in light of such Shareholder's, Optionholder's or ADS Holder's particular circumstances, including any tax consequences arising under the Medicare contribution tax on net investment income, the alternative minimum tax, or to any Shareholder, Optionholder or ADS Holder subject to special treatment under the Code, including, but not limited to:

- a person who directly, indirectly or constructively owns 10 percent or more of the Shares and/or ADSs;
- financial institutions or broker-dealers;
- mutual funds;
- tax-exempt organisations (including private foundations);
- insurance companies;
- dealers in securities or foreign currencies;
- traders in securities who elect to use a mark-to-market method of accounting;
- controlled foreign corporations and their shareholders, or any foreign corporation with respect to which there are one or more "United States shareholders" within the meaning of Section 951(b) of the Code;
- passive foreign investment companies and their shareholders;
- United States expatriates and certain former United States citizens or long-term residents;
- "S" corporations, partnerships and their partners, or other entities or arrangements classified as partnerships for United States federal income tax purposes, grantor trusts, or other passthrough entities (and investors therein);
- Shareholders or Optionholders who acquired their Shares or Options or ADS Holders who acquired their ADSs through the exercise of options or otherwise as compensation;
- Shareholders or Optionholders who hold their Shares or Options or ADS Holders who hold their ADSs (or Incannex US Shares or Incannex US Options after the Schemes) as part of a hedge, straddle, constructive sale, conversion transaction, or other integrated transaction for United States federal income tax purposes;
- a person that is or may have been liable for alternative minimum tax;
- regulated investment companies;
- real estate investment trusts;
- investors subject to special tax accounting rules as a result of any item of gross income with respect to the ADSs or common stock being taken into account in an applicable financial statement; or
- Shareholders, Optionholders or ADS Holders that have a functional currency other than the United States dollar.

In addition, this summary does not address any aspect of foreign (except as otherwise provided herein) state, local, alternative minimum, estate, gift or other tax law that may be applicable to a holder. This summary is intended to provide only a general summary of certain material United States federal income tax consequences of the Schemes to holders of Shares, Options or ADSs. The United States federal income tax laws are complex and subject to varying interpretation. Accordingly, the United States Internal Revenue Service (**IRS**) may not agree with the tax consequences described in this Scheme Booklet, and there is no assurance that the IRS's position would not be sustained in a court.

This discussion is for informational purposes only and is not tax advice. Shareholders, Optionholders and ADS Holders should consult their own tax advisor regarding the United States federal, state, local, non-US and other tax consequences to them of the receipt of Incannex US Shares and Incannex US Options in exchange for the Shares, Options or ADSs pursuant to the Schemes and the ownership and disposition thereof.

For purposes of this summary, a **"US Holder"** includes a beneficial owner of Shares, Options or ADSs that is, for United States federal income tax purposes:

- an individual who is a citizen or resident of the United States;
- a corporation, created in, or organised under the laws of, the United States or any state thereof or the District of Columbia;
- an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or
- a trust (i) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) that has made a valid election to be treated as a United States person under the Code.

If a partnership (or other entity treated as a "tax transparent" entity for United States tax purposes) is the beneficial owner of Shares, Options or ADSs, the tax treatment of a partner in the partnership (or interest holder in the "tax transparent" entity) will generally depend on the status of the partner (or interest holder) and the activities of the partnership (or "tax transparent" entity). In general, for United States federal income tax purposes, US Holders of Incannex ADSs will be treated as the beneficial owners of the underlying Shares represented by the Incannex ADSs.

A Non-US Holder is a beneficial owner (other than a partnership) of Shares, Options or Incannex ADSs that is not a US Holder (defined above). The following summary assumes that a Non-US Holder does not have a trade or business (or permanent establishment) in the United States.

As holders of Incannex ADSs are treated as the beneficial owners of the underlying Shares represented by the Incannex ADSs, we refer to holders of both Shares and Incannex ADSs as **Shareholders** for purposes of the discussion that follows.

(a) **Material US Federal Income Tax Consequences of the Schemes**

The exchange of Shares, Options or ADSs for Incannex US Options or Incannex US Shares, respectively, pursuant to the Schemes, is intended to be treated as a transfer to which Section 351 of the Code applies and/or as a reorganisation described in Section 368(a) of the Code in which no gain or loss is recognised to Incannex, Incannex US, US Holders or Non-US Holders. This summary assumes that the exchange of Shares, Options or ADSs for Incannex US Options or Incannex US Shares, respectively, pursuant to the Schemes will be treated as a transfer to which Section 351 of the Code applies and/or a reorganisation described in Section 368(a) of the Code.

(i) <u>US Holders</u>

(A) Passive Foreign Investment Company

The Code provides special, generally adverse, rules regarding sales, exchanges and other dispositions of the stock of a passive foreign investment company (**PFIC**). A foreign (non-US) corporation will be treated as a PFIC for any taxable year if at least 75% of its gross income for the taxable year is passive income or at least 50% of its gross assets during the taxable year, based on a quarterly average and generally by value, produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions and gains from assets that produce passive income. In determining whether a foreign corporation is a PFIC, a pro-rata

portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Depending upon the value and the nature of Incannex's assets and income over time, Incannex could be classified as a "passive foreign investment company", or "PFIC", for United States federal income tax purposes. Based on Incannex's income and assets, Incannex believes that it has been a PFIC and expects to be a PFIC for the current taxable year for United States federal income tax purposes. In general, unless an exception applies, gain (but not loss) must be recognised upon the disposition of PFIC stock by a US shareholder in connection with a nonrecognition transaction, notwithstanding that such transfer may otherwise be eligible for nonrecognition treatment. Exceptions to such gain recognition on transfers of PFIC stock include (i) certain transfers to US persons, (ii) certain transfers which result in the transferring US shareholder holding an indirect ownership interest in the PFIC, and (iii) if the transferring US shareholder timely made a valid QEF or mark-to-market election with respect to the PFIC. If a disposition of PFIC stock in a nonrecognition transaction to which such an exception would apply but for the fact that cash is received in addition to stock, gain is generally recognised to the extent of the cash received. If an exception to gain recognition applies, a US shareholder will generally be subject to additional information reporting requirements.

Upon the completion of the Schemes, Incannex expects that the PFIC regime and associated implications discussed above will no longer be relevant to the Incannex US Holders. This is because US Holders will then directly own Incannex US Shares or Incannex US Options in Incannex US, which will be treated as a United States corporation and therefore not subject to the PFIC rules. Furthermore, PFIC status of any of the Incannex US non-US subsidiaries could only be attributed to any of the US Holders if such shareholder owned 50 percent or more of the outstanding Incannex US Shares (including those Incannex US Shares represented by Incannex US Options), which is not expected to occur.

US Holders are urged to contact their own tax advisor regarding Incannex's status as a PFIC, including the impact of such PFIC status on their taxation as a result of participation in the Schemes, reporting requirements and the application of the PFIC rules in light of each US Holder's particular circumstances.

(B) Exchange of Shares, Options or ADSs for Incannex US Options or Incannex US Shares and Receipt of Incannex US Options or Incannex US Shares

A US Holder will generally not recognise any gain or loss on the exchange of Shares, Options or ADSs for Incannex US Shares and Incannex US Options, except that Non-Electing Small Parcel Holders who receive cash upon the sale of their Incannex US Shares pursuant to the Shares Scheme may recognise a gain or loss, if any, equal to the difference between the amount of cash received and the US Holder's United States federal tax basis in the Shares. See Sections 5.4 and 5.5 for more information, respectively, on the Small Parcel Holders' election to opt out of the Sale Facility and Sale Facility's operation.

US Holders will have an aggregate adjusted United States federal tax basis in the Incannex US Shares or Incannex US Options received pursuant to the Schemes equal to their aggregate adjusted United States federal tax basis in the ADSs, Options or Shares surrendered. Thus, to the extent a US Holder has a loss in its ADSs, Options or Shares, such loss generally will be preserved. The holding period for Incannex US Shares or Incannex US Options received pursuant to the Schemes will generally include the holding period of ADSs, Options or Shares surrendered pursuant to the Schemes.

(ii) Non-US Holders

(A) Exchange of Shares, Options or ADSs for Incannex US Options or Incannex US Shares and Receipt of Incannex US Options or Incannex US Shares

Non-US Holders will generally not recognise any gain or loss as a result of the Schemes, except that Non-US Holders that receive cash (upon the sale of their Incannex US Shares because they are Ineligible Foreign Shareholders or Non-Electing Small Parcel Holders) may recognise a gain or loss, if any, if Incannex US is considered a "United States real property holding corporation" (**USRPHC**) within the meaning of Section 897 of the Code, immediately after the Shares Scheme. Incannex expects

Incannex US to be a USRPHC immediately after the Schemes. See Sections 5.4 and 5.5 for more information, respectively, on the Small Parcel Holders' election to opt out of the Sale Facility and Sale Facility's operation. Subject to the considerations described in "Non-US Holders – Sale or Other Disposition of Incannex US Shares" below, any gain recognised by a Non-US Holder with respect to the receipt of cash upon the sale of Incannex US Shares will generally not be subject to United States federal income taxation.

Non-US Holders are urged to contact their own tax advisor regarding the reporting requirements and information statements that could potentially be applicable with respect to the Schemes and any consequences, including penalties, potentially applicable as a result of a failure to meet such requirements.

Non-US Holders will have an aggregate adjusted United States federal tax basis in the Incannex US Options or Incannex US Shares received pursuant to the Schemes equal to their aggregate adjusted United States federal tax basis in the Shares, Options or ADSs surrendered. The holding period for Incannex US Options or Incannex US Shares received pursuant to the Schemes will generally include the holding period of Shares, Options or ADSs surrendered pursuant to the Schemes.

(b) **Material US Federal Income Tax Consequences of Holding and Disposing of Incannex US Shares or Incannex US Options Post-Schemes**

(i) US Holders

(A) Sale or Other Disposition of Incannex US Shares or Incannex US Options

A US Holder will generally recognise gain or loss on a sale or other disposition of Incannex US Shares or Incannex US Options equal to the difference, if any, between the fair market value of the Incannex US Shares or Incannex US Options sold and such US Holder's adjusted US federal tax basis in the Incannex US Shares or Incannex US Options. Such gain or loss will generally be capital gain or loss. If the US Holder has a holding period in the Incannex US Shares or Incannex US Options sold of more than one year, such capital gain or loss will be long-term capital gain or loss. Generally, for US Holders who are individuals (as well as certain trusts and estates), long-term capital gains are subject to US federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations.

(B) Distributions on Incannex US Shares

Distributions, if any, paid on Incannex US Shares will be treated as dividends to the extent of Incannex US's current and accumulated earnings and profits. Amounts treated as dividends will generally be includable in a US Holder's gross income in the year actually or constructively received. Any amount distributed in excess of Incannex US's current earnings and profits will first be treated as a tax-free return of capital to the extent of a US Holder's basis in the Incannex US Shares with respect to which the distribution was received. Amounts in excess of a US Holder's basis in the Incannex US Shares will be treated as capital gain subject to the treatment described above in "Sale or Other Disposition of Incannex US Shares or Incannex US Options." Generally, for US Holders who are individuals (as well as certain trusts and estates), dividends paid by us will be subject to US federal income tax at preferential rates.

(C) Information Reporting and Backup Withholding

US backup withholding tax and information reporting requirements will generally apply to payments to non-corporate holders of Incannex US Shares or Incannex US Options. Information reporting will apply to payments of dividends on, and to proceeds from the disposition of, Incannex US Shares or Incannex US Options by a paying agent within the United States to a US Holder, other than US Holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, Incannex US Shares or Incannex US Options within the United States to US Holders (other than US Holders that are exempt from backup withholding and properly certify their exemption) if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. US Holders

who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a US Holder's US federal income tax liability. A US Holder generally may obtain a refund of any amounts withheld under the backup withholding rules in excess of such US Holder's US federal income tax liability by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

(ii) Non-US Holders

(A) Sale or Other Disposition of Incannex US Shares or Incannex US Options

If Incannex US is considered a "United States real property holding corporation" ("USRPHC" within the meaning of Section 897 of the Code) or has been a USRPHC in the 5 year period ending on the date of sale or other disposition then, absent an exception, the gain of a Non-US Holder, if any, on the sale of Incannex US Shares or Incannex US Options will be treated as effectively connected with the conduct of a US trade or business. We expect that Incannex US will be treated as a USRPHC immediately after the Schemes. Assuming so and except as described below for certain 5% or less shareholders, Non-US Holders will be subject to US federal income taxation on any gain treated as effectively connected with the conduct of a US trade or business at the rates generally applicable to US persons. Additionally, a purchaser of Incannex US Shares or Incannex US Options from a Non-US Holder may withhold 15% of the purchase price.

Gain recognised by Non-US Holders who have directly, indirectly, and constructively owned 5 percent or less of the outstanding Incannex US Shares or Incannex US Options during the 5-year period ending on the date of any sale or disposition will generally not be treated as effectively connected with a US trade or business and will therefore not be subject to US taxation as described immediately above, provided that Incannex US Shares or Incannex US Options are regularly traded on an established securities market. Incannex US Shares or Incannex US Options generally will be considered to be regularly traded on an established securities market if they are regularly quoted by brokers or dealers making a market in such interests. If the Incannex US Shares or Incannex US Options are not considered regularly traded, then the exception for Non-US Holders who have owned 5 percent or less of the Incannex US Shares or Incannex US Options described above will not be applicable.

(B) Distributions on Incannex US Shares

Distributions, if any, paid on Incannex US Shares will be treated as dividends to the extent of Incannex US's current and accumulated earnings and profits. Any amount distributed in excess of Incannex US's current earnings and profits will first be treated as a tax-free return of capital to the extent of a US Holder's basis in the Incannex US Shares with respect to which the distribution was received. Amounts in excess of a US Holder's basis in the Incannex US Shares will be treated as capital gain subject to the treatment described above in "Sale or Other Disposition of Incannex US Shares or Incannex US Options."

Dividends paid to a Non-US Holder will generally be subject to withholding tax at a 30% rate unless the Non-US Holder is eligible for the benefits of an income tax treaty that provides for a reduced rate of withholding and such Non-US Holder establishes its eligibility for the reduced rate by providing a valid Form W-8BEN or Form W-8BEN-E (or other applicable documentation). If a Non-US Holder is eligible for a reduced rate of withholding, such Non-US Holder may file a refund claim with the IRS for a refund of any amounts withheld in excess of such reduced rate.

Although distributions that are treated as a return of capital or as capital gain are generally not subject to withholding, distributions from USRPHCs are generally subject to withholding. As noted above, it is anticipated that Incannex US will be treated as a USRPHC immediately after the Schemes. Accordingly, it is anticipated that Incannex US will withhold 15% of any amount distributed that is not a dividend. Non-US Holders can file a US tax return and claim a refund of any amount withheld with respect to a return of capital distribution or a capital gain distribution (to the extent the amount withheld exceeds such Non-US Holder's tax due). Certain Non-US Holders may be

entitled to an Australian foreign income tax offset ("FITO") with respect to any amounts of tax withheld.

(C) Information Reporting and Backup Withholding

Payments to Non-US Holders of dividends on Incannex US Shares will generally not be subject to backup withholding, and payments of proceeds made to Non-US Holders by brokers upon a sale of Incannex US Shares or Incannex US Options will generally not be subject to information reporting or backup withholding, in each case so long as the Non-US Holder certifies its non-resident status (and Incannex US or its paying agent do not have actual knowledge or reason to know that the Non-US Holder is a US person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption. The certification procedures to claim a reduced rate of withholding under an income tax treaty described above in "Distributions on Incannex US Shares" will generally satisfy the certification requirements necessary to avoid backup withholding. Copies of information returns with respect to dividends that are filed with the IRS may also be made available to tax authorities of the country in which the Non-US Holder resides.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a Non-US Holder's US federal income tax liability. A Non-US Holder generally may obtain a refund of any amounts withheld under the backup withholding rules in excess of such Non-US Holder's US federal income tax liability by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

(D) Additional FATCA Withholding

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (commonly referred to as the Foreign Account Tax Compliance Act or "**FATCA**") on certain types of payments made to non-US financial institutions and certain other non-US entities. Specifically, a 30% withholding tax may be imposed on payments of dividends if paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code), unless (1) the foreign financial institution enters into an agreement with the United States Department of the Treasury to undertake certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any "substantial United States owners" (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution which entered into the agreement in (1) above, the diligence and reporting requirements include, among other things, that it undertake to identify accounts held by certain "specified United States persons" or "United States owned foreign entities" (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. An intergovernmental agreement governing FATCA between the United States and an applicable foreign country may modify the requirements described in this paragraph.

The FATCA withholding tax will apply to all "withholdable payments" (as defined in the Code) without regard to whether the beneficial owner of the payment would otherwise be entitled to an exemption from or reduction of withholding tax pursuant to an applicable tax treaty with the United States or under other provisions of the Code. **Non-US Holders are urged to consult their tax advisors regarding the potential application of withholding under FATCA to their investment in Incannex US Shares or Incannex US Options**.

THE US FEDERAL INCOME TAX SUMMARY SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. HOLDERS OF, OPTIONS, SHARES, AND AFTER THE SCHEMES, INCANNEX US SHARES OR INCANNEX US OPTIONS, SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDERS OF THE SHARE SCHEMES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, AND NON-US TAX LAWS.

10.2 Australian Tax Implications

The implementation of the Schemes may have tax implications for you depending on your individual circumstances. A general description of the Australian tax consequences of the Schemes for Shareholders and Optionholders is provided in Annexure I.

It is recommended that you seek professional tax advice on your potential tax implications.

11 Information about the Schemes

11.1 Scheme Implementation Deed

Incannex and Incannex US have entered into the Scheme Implementation Deed in connection with the proposed Schemes. The Scheme Implementation Deed sets out the obligations of Incannex and Incannex US in relation to the Schemes.

The Scheme Implementation Deed (as amended and restated) is set out in Annexure B.

11.2 Conditions Precedent

(a) **Outstanding conditions precedent to the Share Scheme**

The Share Scheme and the obligations of Incannex to implement the Share Scheme are subject to the following outstanding conditions precedent being satisfied or, where applicable, waived, in accordance with the terms of the Scheme Implementation Deed on or prior to the Second Court Date:

(i) **Shareholder approval of the Share Scheme Resolution**

Approval of the Share Scheme Resolution by the Requisite Majority of Shareholders, being:

(A) unless the Court orders otherwise, a majority in number (more than 50%) of Shareholders present and voting at the Share Scheme Meeting (in person or by proxy, corporate representative or attorney); and

(B) at least 75% of the total number of votes which are cast on the Share Scheme Resolution.

(ii) **Court approval**

The Court approves the Share Scheme in accordance with section 411(10) of the Corporations Act, in a manner that satisfies section 3(a)(10) of the US Securities Act, with respect to all securities to be offered, issued or sold by Incannex US under the Share Scheme.

(iii) **No prohibitive orders**

No judicial or regulatory agency taking and not withdrawing any action or imposing any restraint that prevents the implementation of the Share Scheme.

(iv) **Regulatory approvals**

All approvals, consents and waivers which the parties agree are required to implement the Share Scheme (other than Court and Shareholder approval) are obtained, including from ASX and ASIC.

(v) **Nasdaq Listing**

Before 8:00am (Melbourne time) on the Second Court Date, Nasdaq has confirmed it has no objections to listing on Nasdaq of the Incannex US Shares, subject to official notice of issuance following implementation and any customary conditions.

(vi) **Independent Expert**

The Independent Expert concludes the Share Scheme is in the best interest of Shareholders and does not withdraw or adversely modify that conclusion before 8:00am (Melbourne time) on the Second Court Date.

(b) **Outstanding conditions precedent to the Option Scheme**

The Option Scheme and the obligations of Incannex to implement the Option Scheme are subject to the following outstanding conditions precedent being satisfied or, where applicable, waived, in accordance with the terms of the Scheme Implementation Deed on or prior to the Second Court Date:

(i) **Optionholder approval of the Option Scheme Resolution**

Approval of the Option Scheme Resolution by the Requisite Majority of Optionholders, being:

(A) unless the Court orders otherwise, a majority in number (more than 50%) of Optionholders present and voting at the Option Scheme Meeting (in person or by proxy, corporate representative or attorney); and

(B) at least 75% of the total number of votes (determined by reference to the value of each of the Options) which are cast on the Option Scheme Resolution.

(ii) **Shareholder approval of Share Scheme Resolution**

Approval of the Share Scheme Resolution by the Requisite Majority of Shareholders, being:

(A) unless the Court orders otherwise, a majority in number (more than 50%) of Shareholders present and voting at the Share Scheme Meeting (in person or by proxy, corporate representative or attorney); and

(B) at least 75% of the total number of votes which are cast on the Share Scheme Resolution.

(iii) **Court approval**

The Court approves the Option Scheme in accordance with section 411(10) of the Corporations Act, in a manner that satisfies section 3(a)(10) of the US Securities Act, with respect to all securities to be offered or issued by Incannex US under the Option Scheme.

(iv) **No prohibitive orders**

No judicial or regulatory agency taking and not withdrawing any action or imposing any restraint that prevents the implementation of the Option Scheme.

(v) **Regulatory approvals**

All approvals, consents and waivers which the parties agree are required to implement the Option Scheme (other than Court and Optionholder approval) are obtained, including from ASX and ASIC.

(vi) **Independent Expert**

The Independent Expert concludes the Option Scheme is in the best interest of Optionholders and does not withdraw or adversely modify that conclusion before 8:00am (Melbourne time) on the Second Court Date.

11.3 Scheme Meetings

The Court has ordered that a meeting of Shareholders and a meeting of Optionholders be held at Thomson Geer, Level 23, Rialto South Tower, 525 Collins Street, Melbourne, Victoria 3000 on 8 November 2023 for the Shareholders to consider the Share Scheme and the Optionholders to consider the Option Scheme.

The Share Scheme Meeting will commence at 10:00am (Melbourne time) and the Option Scheme Meeting will commence at the later of 10:30am (Melbourne time) and the conclusion of the Share Scheme Meeting.

The fact that, under section 411(1) of the Corporations Act, the Court has ordered that the Scheme Meetings be convened and has approved this Scheme Booklet does not mean that the Court:

(a) has formed any view as to the merits of the proposed Schemes or as to how Shareholders and Optionholders should vote (on this matter Shareholders and Optionholders must reach their own decision); or

(b) has prepared, or is responsible for, the content of this Scheme Booklet.

The order of the Court that the Scheme Meetings be convened is not, and should not be treated as an endorsement by the Court of, or any other expression of opinion by the Court on, the Schemes.

For the Share Scheme to proceed, the Share Scheme Resolution must be passed at the Share Scheme Meeting by the Requisite Majority of Shareholders.

For the Option Scheme to proceed, the Option Scheme Resolution must be passed at the Option Scheme Meeting by the Requisite Majority of Optionholders.

Further details of the consequences of the Schemes not being implemented are set out in Section 3 under the heading titled *'What happens if either or both of the Schemes are not approved?'*

11.4 Court approval of the Schemes

Incannex will apply to the Court for orders approving the Share Scheme if:

(a) the Share Scheme Resolution is approved by the Requisite Majority of Shareholders at the Share Scheme Meeting; and

(b) all other conditions to the Share Scheme which are required (under the Scheme Implementation Deed) to be satisfied by the Second Court Date are satisfied or waived (where applicable).

Incannex will apply to the Court for orders approving the Option Scheme if:

(a) the Option Scheme Resolution is approved by the Requisite Majority of Optionholders at the Option Scheme Meeting;

(b) the Share Scheme Resolution is approved by the Requisite Majority of Shareholders at the Share Scheme Meeting; and

(c) all other conditions to the Option Scheme which are required (under the Scheme Implementation Deed) to be satisfied by the Second Court Date are satisfied or waived (where applicable).

The Court will hear Incannex's application at the Second Court Hearing on the Second Court Date.

The Court may refuse to grant the orders referred to above even if the Share Scheme Resolution is approved by the Requisite Majority of Shareholders and the Option Scheme Resolution is approved by the Requisite Majority of Optionholders.

ASIC has been requested to issue a written statement that it has no objection to each of the Schemes. ASIC would not be expected to issue such a statement until shortly before the Second Court Date. If ASIC does not produce a written statement that it has no objection to a Scheme, the Court may still approve that Scheme provided it is satisfied that section 411(17)(a) of the Corporations Act is satisfied.

Shareholders and Optionholders have the right to seek leave to appear at the Court at the Second Court Hearing to oppose the approval of the Share Scheme or the Option Scheme by the Court or make representations to the Court in relation to the Share Scheme or the Option Scheme. If you wish to oppose approval of the Share Scheme or the Option Scheme by the Court at the Second Court Hearing you may do so by filing with the Court, and serving on Incannex, a notice of appearance in the prescribed form together with any affidavit on which you wish to rely at the hearing. The notice of appearance and affidavit must be served on Incannex at least one Business Day (in Melbourne, Victoria) before the Second Court Date. That date is currently scheduled to occur on 16 November 2023. Any change to this date will be announced through ASX and will be available on ASX's website, www.asx.com.au. Alternatively, if you wish to make representations to the Court in relation to the Share Scheme or the Option Scheme, the Court may grant you leave to be heard at the hearing without becoming a party to the proceeding.

11.5 Actions by Incannex and Incannex US

If Court orders approving the Schemes are obtained, the Board and the Incannex US Board will take or procure the taking of the steps required for the Schemes to be implemented. These will include the following:

(a) Incannex will lodge with ASIC an office copy of the Court order approving the Schemes, under section 411(10) of the Corporations Act, and the Schemes will become Effective;

(b) on the close of trade on the Effective Date, Shares will be suspended from trading on ASX;

(c) on the Implementation Date:

    (i) all of the Shares held by Shareholders at 7:00pm (Melbourne time) on the Record Date will be transferred to Incannex US and in exchange, each Shareholder (other than Ineligible Foreign Shareholders and Non-Electing Small Parcel Holders) will be issued the Share Scheme Consideration; and

    (ii) the Sale Agent will receive the Share Scheme Consideration from Incannex US (or an agent of Incannex US) in respect of the Shares held at 7:00pm (Melbourne time) on the Record Date by

all Ineligible Foreign Shareholders and Non-Electing Small Parcel Holders. Incannex US will procure that the Sale Agent sells those Incannex US Shares within eight weeks following the Implementation Date. The Sale Agent must then promptly remit the net proceeds of the sale of those securities (after deducting any applicable, brokerage, foreign exchange, stamp duty and other selling costs, taxes and charges) to Incannex US which will then remit such proceeds to Ineligible Foreign Shareholders and Non-Electing Small Parcel Holders;

(iii) Incannex will enter the name of Incannex US in the Incannex Share Register as the holder of the Shares;

(iv) all Options held by Optionholders at 7:00pm (Melbourne time) on the Record Date together with all rights and entitlements attaching to them as at the Implementation Date, will be cancelled without the need for any further act by any Incannex Optionholder and Incannex must update the Incannex Option Register to reflect the cancellation; and

(v) in exchange for the cancellation of the Options in accordance with the Option Scheme, Incannex US will issue the Option Scheme Consideration to each Optionholder (other than Ineligible Foreign Optionholders);

(d) as soon as possible after the Implementation Date, Incannex will be removed from the official list of ASX and Nasdaq; and

(e) on or as soon as possible after the Implementation Date, Incannex US will be admitted to the official list of Nasdaq and the Incannex US Shares will be admitted for official quotation by Nasdaq.

11.6 Effective Date

Each Scheme will become Effective on the date upon which the office copy of the order of the Court under section 411(10) of the Corporations Act approving that Scheme is lodged with ASIC or such earlier date as the Court determines or specifies in the order.

If the Schemes become Effective, Incannex will immediately give notice of the event to ASX. Shares will be suspended from trading on ASX on the close of trade on the Effective Date for the Share Scheme.

Once the Schemes become Effective, Incannex and Incannex US will become bound to implement the Schemes in accordance with their terms.

Trading of Incannex US Shares on Nasdaq is expected to commence promptly following the Implementation Date.

11.7 Schemes

If the Share Scheme becomes Effective (i.e. after it is approved by Shareholders and the Court), all Shares outstanding at 7:00pm (Melbourne time) on the Record Date will be transferred on the Implementation Date to Incannex US in return for the issuance of the Share Scheme Consideration to the Share Scheme Participants (other than Ineligible Foreign Shareholders and Non-Electing Small Parcel Holders, who will be paid cash pursuant to the Sale Facility). See Annexure C for a copy of the Share Scheme.

The ADS Depositary will call for surrender of the ADSs and will deliver Incannex US Shares upon surrender of those ADSs.

If the Option Scheme becomes Effective (i.e. after it is approved by Optionholders and the Court), all Options on issue at 7:00pm (Melbourne time) on the Record Date will be cancelled on the Implementation Date in return for the issuance of the Option Scheme Consideration to the Option Scheme Participants (other than Ineligible Foreign Optionholders). See Annexure E for a copy of the Option Scheme.

11.8 Deed Polls

Incannex US has executed the Share Scheme Deed Poll pursuant to which Incannex US has agreed, subject to the Share Scheme becoming Effective, to acquire the Shares held by Shareholders for the Share Scheme Consideration pursuant to the terms of the Share Scheme.

Incannex US has executed the Option Scheme Deed Poll pursuant to which Incannex US has agreed, subject to the Option Scheme becoming Effective, to issue Incannex US Options to Optionholders for the Option Scheme Consideration pursuant to the terms of the Option Scheme.

See Annexure D for a copy of the Share Scheme Deed Poll and Annexure E for a copy of the Option Scheme Deed Poll.

11.9 Record Date

The Record Date for the Schemes is 7:00pm (Melbourne time) on the date which is two Business Days after the Effective Date (or on such other date (after the Effective Date) as Incannex and Incannex US may agree in writing). Only Shareholders who appear on the Incannex Share Register and Optionholders who appear on the Incannex Option Register at 7:00pm (Melbourne time) on the Record Date will be issued the Share Scheme Consideration or the Option Scheme Consideration (as applicable).

11.10 Implementation Date

The Implementation Date for the Schemes is the date which is five Business Days after the Record Date (or on such other date agreed to in writing by Incannex and Incannex US).

On the Implementation Date for the Schemes, Incannex US must:

(a) issue and provide to the Share Scheme Participants (or to the Sale Agent on behalf of the Ineligible Foreign Shareholders and Non-Electing Small Parcel Holders in accordance with the Share Scheme) the Share Scheme Consideration for each Scheme Share held by each Share Scheme Participant on the Record Date;

(b) procure the allotment and issue of the Incannex US Shares in book entry form to the ADS Depositary in the Incannex US Share Register to allow it to effect the ADS exchange; and

(c) issue and provide to the Option Scheme Participants (other than Ineligible Foreign Optionholders) the Option Scheme Consideration for each Scheme Option held by each Option Scheme Participant on the Record Date.

11.11 Trading in Incannex US Shares on Nasdaq

Trading of Incannex US Shares on Nasdaq is expected to commence promptly following the Implementation Date. The actual dates will be announced to Nasdaq and also published on Incannex's website.

Incannex US will procure the dispatch of DRS Statements to Share Scheme Participants who are not Ineligible Foreign Shareholders or Non-Electing Small Parcel Holders in respect of the Incannex US Shares those Share Scheme Participants are entitled as soon as practicable after the Implementation Date.

Share Scheme Participants (other than Ineligible Foreign Shareholders and Non-Electing Small Parcel Holders) will be able to trade their Incannex US Shares immediately upon receipt of their DRS Statement after the Implementation Date. Shareholders should note that they will not be able to trade their Incannex US Shares before receiving their DRS Statement.

Shareholders should seek appropriate professional advice about their circumstances and the trading (or otherwise) of Incannex US Shares.

11.12 Delisting of Incannex

It is intended that Incannex will request ASX to remove Incannex from the official list of ASX and request the removal of Incannex ADSs from quotation on Nasdaq with effect from as soon as possible after the Implementation Date. In particular, Incannex US will be the successor issuer of Incannex for purposes of Incannex's Nasdaq listing.

However, as noted in Section 11.5, on or as soon as possible after the Implementation Date, it is expected that Incannex US will be admitted to the official list of Nasdaq and the Incannex US Shares will be admitted, respectively, for official quotation by Nasdaq.

11.13 Termination of the Scheme Implementation Deed

The Scheme Implementation Deed may be terminated by either party (provided it is a non-defaulting party) before 8:00am (Melbourne time) on the date of the Second Court Hearing by notice in writing to the other party (in this Section 11.13 '**terminate**') in certain circumstances, including:

(a) **Material breach of the Scheme Implementation Deed**: if the other party (i.e., the defaulting party) is in breach of a material provision of the Scheme Implementation Deed and, if capable of remedy, the material breach is not remedied within ten Business Days of receipt of a breach notice from the other party (or any shorter period ending at 8:00am (Melbourne time) on the Second Court Date);

(b) **Conditions Precedent**: if any of the Conditions Precedent is incapable of being satisfied or fulfilled (other than as a result of a breach by the terminating party of its obligations under the Scheme Implementation Deed);

(c) **Shareholder Approval**: if the Requisite Majority of Shareholders do not approve the Share Scheme at the Share Scheme Meetings; or

(d) **Restraint**: if the Court, government or judicial agency or stock or securities exchange has issued any order, decree, ruling or taken any other action permanently restrains or prohibits the Proposed Transaction and that order, decree, ruling or other action has become final and cannot be appealed.

The Scheme Implementation Deed may also be terminated at any time by mutual consent of Incannex and Incannex US, provided that such consent to terminate is in writing and is signed by each of the parties.

11.14 Existing Options

At the Last Practicable Date, the following Options were on issue:

Security code and description	Number
IHLOPT09: IHL Options with exercise price of $0.05, expiring 30/06/2025	750,000
IHLOPT10: IHL Options with exercise price of $0.05, expiring 30/06/2026	750,000
IHLOPT11: IHL Options with exercise price of $0.05, expiring 30/06/2027	750,000
IHLOPT13: IHL Options with exercise price of $0.05, expiring 30/06/2025	750,000
IHLOPT14: IHL Options with exercise price of $0.05, expiring 30/06/2026	750,000
IHLOPT15: IHL Options with exercise price of $0.05, expiring 30/06/2027	750,000
IHLOPT16: IHL Options with exercise price of $0.15, expiring 20/11/2023	8,200,000
IHLOPT17: IHL Options with exercise price of $0.25, expiring 20/11/2023	20,000,000
IHLOPT18: IHL Options with exercise price of $0.20, expiring 20/11/2023	6,650,000
IHLOPT23: IHL Options with exercise price of $0.26, expiring 1/07/2025	533,333
IHLOPT24: IHL Options with exercise price of $0.31, expiring 1/07/2026	533,333
IHLOPT25: IHL Options with exercise price of $0.35, expiring 1/07/2027	533,334
IHLOPT27: IHL Options with exercise price of $0.26, expiring 1/07/2025	1,399,999
IHLOPT28: IHL Options with exercise price of $0.31, expiring 1/07/2026	1,399,999
IHLOPT29: IHL Options with exercise price of $0.35, expiring 1/07/2027	1,400,002
IHLOPT30: IHL Options with exercise price of $0.26, expiring 1/07/2026	1,399,999
IHLOPT31: IHL Options with exercise price of $0.31, expiring 1/07/2027	1,399,999
IHLOPT32: IHL Options with exercise price of $0.35, expiring 1/07/2028	1,400,002
IHLOPT33: IHL Options with exercise price of $0.612, expiring 4/08/2025	3,000,000
IHLOPT34: IHL Options with exercise price of $0.69, expiring 4/08/2025	3,000,000
IHLOPT35: IHL Options with exercise price of $0.765, expiring 4/08/2025	3,000,000
IHLOPT36: IHL Options with exercise price of $0.285, expiring 31/12/2025	63,414,635
IHLOPT37: IHL Options with exercise price of $1.00, expiring 31/05/2024	2,500,000
IHLOPT38: IHL Options with exercise price of $1.50, expiring 31/05/2024	2,500,000

Security code and description	Number
IHLOPT39: IHL Options with exercise price of $0.25, expiring 30/04/2026	105,800,651
Total	**232,565,286**

A summary of the terms and conditions of the Options are detailed below:

(a) Each Option entitles the holder to the right to apply for one Share upon the exercise of each Option.

(b) The Options are exercisable at any time prior to the expiry date, subject to vesting conditions being satisfied (if applicable).

(c) Shares issued on exercise of the Options rank equally with the then Shares of Incannex.

(d) Application will be made by Incannex to ASX for official quotation of the Shares issued upon exercise of the Options.

(e) If there is any reconstruction of the issued share capital of Incannex, the rights of the Optionholders may be varied to comply with the Listing Rules which apply to the reconstruction at the time of the reconstruction.

(f) No application for quotation of the Options will be made by Incannex.

If the Option Scheme becomes Effective, all of the Options on issue on the Record Date will be cancelled in consideration for Incannex US issuing one replacement Incannex US Option for every 100 Options cancelled and on terms which mirror, to the extent possible, the existing Option they replace (a summary of the terms and conditions of the Incannex US Options is detailed in Section 8.7).

Set out below is a table summarising the number and exercise price of the Options on issue at the Last Practicable Date, before and after Implementation of the Option Scheme (on an aggregate basis):

Security code of Option	Expiry Date of Options	Exercise Price of Options	Number of Options	Exercise price of Incannex US Options[1]	Number of Incannex US Options[2]
IHLOPT09	30 June 2025	A$0.05	750,000	A$5.00 in US$	7,500
IHLOPT10	30 June 2026	A$0.05	750,000	A$5.00 in US$	7,500
IHLOPT11	30 June 2027	A$0.05	750,000	A$5.00 in US$	7,500
IHLOPT13	30 June 2025	A$0.05	750,000	A$5.00 in US$	7,500
IHLOPT14	30 June 2026	A$0.05	750,000	A$5.00 in US$	7,500
IHLOPT15	30 June 2027	A$0.05	750,000	A$5.00 in US$	7,500
IHLOPT16	20 November 2023	A$0.15	8,200,000	-	-[3]
IHLOPT17	20 November 2023	A$0.25	20,000,000	-	-[3]
IHLOPT18	20 November 2023	A$0.20	6,650,000	-	-[3]
IHLOPT23	1 July 2025	A$0.26	533,333	A$26.00 in US$	5,334
IHLOPT24	1 July 2026	A$0.31	533,333	A$31.00 in US$	5,334
IHLOPT25	1 July 2027	A$0.35	533,334	A$35.00 in US$	5,334
IHLOPT27	1 July 2025	A$0.26	1,399,999	A$26.00 in US$	14,000
IHLOPT28	1 July 2026	A$0.31	1,399,999	A$31.00 in US$	14,000
IHLOPT29	1 July 2027	A$0.35	1,400,002	A$35.00 in US$	14,001
IHLOPT30	1 July 2026	A$0.26	1,399,999	A$26.00 in US$	14,000
IHLOPT31	1 July 2027	A$0.31	1,399,999	A$31.00 in US$	14,000

Security code of Option	Expiry Date of Options	Exercise Price of Options	Number of Options	Exercise price of Incannex US Options[1]	Number of Incannex US Options[2]
IHLOPT32	1 July 2028	A$0.35	1,400,002	A$35.00 in US$	14,001
IHLOPT33	4 August 2025	A$0.61	3,000,000	A$61.20 in US$	30,000
IHLOPT34	4 August 2025	A$0.69	3,000,000	A$69.00 in US$	30,000
IHLOPT35	4 August 2025	A$0.77	3,000,000	A$76.50 in US$	30,000
IHLOPT36	31 December 2025	A$0.29	63,414,635	A$28.50 in US$	634,147
IHLOPT37	31 May 2024	A$1.00	2,500,000	A$100.00 in US$	25,000
IHLOPT38	31 May 2024	A$1.50	2,500,000	A$150.00 in US$	25,000
IHLOPT39	30 April 2026	A$0.25	105,800,651	A$25.00 in US$	1,058,007

Notes:

1. The exercise price for the Incannex US Options will be an equivalent USD exercise price as determined by the Board based on the AUD:USD exchange rate on the Business Day prior to the Implementation Date and taking into account that each Optionholder will receive one Incannex US Option for every 100 Options cancelled.
2. Subject to rounding and treatment of Ineligible Foreign Optionholders under the Option Scheme.
3. These Options will expire prior to the Record Date.

Incannex US must grant Incannex US Options to the Optionholders on the Implementation Date as consideration for the cancellation of their current Options in accordance with the Option Scheme.

Incannex has obtained a waiver from Listing Rule 6.23.2 to the extent necessary to permit the Options to be cancelled for consideration without requiring Shareholder approval to be obtained. Refer to Section 12.15 for further details.

If an Optionholder exercises its Options prior to the Record Date, Incannex will issue Shares to that Optionholder so as to facilitate the Optionholder's participation in the Share Scheme as a Shareholder.

11.15 Relationship between the Schemes

The Option Scheme is conditional on the Share Scheme becoming effective. Accordingly, unless Shareholders and the Court approve the Share Scheme, the Option Scheme will not proceed.

However, if the Share Scheme is approved, it will proceed regardless of whether the Option Scheme becomes Effective. If the Share Scheme becomes Effective but the Option Scheme is not approved, Incannex US will consider all options available to it including compulsory acquisition (if available) or cancellation of the Options under Chapter 6A of the Corporations Act or by private agreement with Optionholders or not taking any action with respect to the Options. There is no guarantee that a compulsory acquisition price would equal or exceed the value of the Incannex US Options that would be issued under the Option Scheme.

12 Additional information

12.1 Interests in Incannex

(a) Interests of Directors in Incannex

The number, description and amount of Incannex securities controlled or held by, or on behalf of, each Director as at the Last Practicable Date are:

Director	Shares	Options
Joel Latham	23,748,414	11,683,227
Troy Valentine[1]	36,651,198	5,243,413
Peter Widdows[2]	16,573,694	1,104,913
Robert Clark	-	5,000,000
George Anastassov	66,972,077	-

Notes:

1. Mr. Valentine holds an indirect interest in Shares and Options as follows:
   a. 13,194,248 Shares and 879,617 Options are held by Alignment Capital Pty Ltd, a company in which Mr. Valentine is a director and owns a 50% equity interest.
   b. 10,216,950 Shares and 681,130 Options are held by Tranaj Nominees Pty Ltd <FT Family A/C>, a company in which Mr. Valentine is a director.
   c. 3,000,000 Shares and 200,000 Options are held by Valplan Pty Ltd <Troy R Valentine Fam S/F A/C>, a company in which Mr. Valentine is a director.
   d. 4,440,000 Shares and 296,000 Options are held by Cityside Investments Pty Ltd, a company in which Mr. Valentine is a director and a sole shareholder.
   e. 2,875,000 Shares and 191,667 Options are held by Ekirtson Nominees Pty Ltd as the manager for the GFCR Investment Trust, in which Mr Valentine is a beneficiary.
2. Mr. Widdows holds an indirect interest in 600,000 Shares and 40,000 Options which are held by Invia Custodian Pty Limited <Peter Widdows Super Fund A/C>. Mr. Widdows is a beneficiary of that super fund.

(b) Interests of Incannex US and Incannex US Directors in Incannex

(i) Interests of Incannex US in Incannex

As at the Last Practicable Date, Incannex US held no Relevant Interest in any of Incannex's securities.

(ii) Interests of Incannex US Directors in Incannex

As at the Last Practicable Date, the Relevant Interests held by the Incannex US Directors in Incannex are set out in Section 12.1(a).

12.2 Interests in Incannex US securities

(a) Interests of Incannex US Directors in the Incannex US securities

As at the Last Practicable Date, none of the Incannex US Directors held a Relevant Interest in Incannex US.

(b) Interests of Incannex and Directors in the Incannex US securities

As at the Last Practicable Date, Incannex did not hold any securities of Incannex US.

As at the Last Practicable Date, none of the Directors held a Relevant Interest in Incannex US.

12.3 Agreements or arrangements with Directors and senior management

(a) Troy Valentine, Non-Executive Chairman

Mr. Valentine is entitled to receive A$32,250 per month in directors' fees and US$5,000 per month for his role on the Company's Audit committee. In FY23, Mr. Valentine received a total of A$231,157 in fees (plus A$24,271 in superannuation).

Mr. Valentine is also paid a consultancy fee in relation to consulting services provided by Mr. Valentine to the Company in relation to assistance with investor related events outside his normal director duties.

In the last two financial years, Mr. Valentine was paid $254,000 (FY23) and $240,000 (FY22) for such consulting services. This amount is in addition to the directors' fees referred to above.

In addition, Mr. Valentine has previously been granted the following incentive securities:

(i) 466,666 Options expiring on 1 July 2025 with an exercise price per Option of $0.26;

(ii) 466,666 Options expiring on 1 July 2026 with an exercise price per Option of $0.31;

(iii) 466,666 Options expiring on 1 July 2027 with an exercise price per Option of $0.35;

(iv) 466,666 Options expiring on 1 July 2026 with an exercise price per Option of $0.26;

(v) 466,666 Options expiring on 1 July 2027 with an exercise price per Option of $0.31;

(vi) 466,666 Options expiring on 1 July 2028 with an exercise price per Option of $0.35; and

(vii) 2,800,000 Shares.

During the financial year ended 30 June 2022, Alignment Capital Pty Ltd, an entity in which Mr Valentine is a director and shareholder, was paid A$407,824 in fees in connection with Alignment Capital Pty Ltd's previous engagement with the Company whereby it managed the exercise of the Company's IHLOB options program.

(b) **Joel Latham, Managing Director and CEO**

Mr. Latham's employment with Incannex commenced on 1 July 2018 pursuant to an employment agreement between Mr. Lathan and Incannex which is effective from 1 July 2020.

As of 1 July 2023, the terms of Mr. Latham's remuneration under his employment agreement are as follows:

(i) base salary of US$588,000 per annum (excluding superannuation); and

(ii) board fees of US$95,000 (excluding superannuation);

(iii) car allowance of A$20,000;

(iv) variable remuneration of up to 50% of base salary subject to achieving certain performance hurdles.

In addition, Mr. Latham has previously been granted the following incentive securities:

(i) 750,000 Options expiring on 30 June 2025 with an exercise price per Option of $0.05;

(ii) 750,000 Options expiring on 30 June 2026 with an exercise price per Option of $0.05;

(iii) 750,000 Options expiring on 30 June 2027 with an exercise price per Option of $0.05;

(iv) 750,000 Options expiring on 30 June 2026 with an exercise price per Option of $0.05;

(v) 750,000 Options expiring on 30 June 2027 with an exercise price per Option of $0.05;

(vi) 750,000 Options expiring on 30 June 2028 with an exercise price per Option of $0.05;

(vii) 933,333 Options expiring on 1 July 2025 with an exercise price per Option of $0.26;

(viii) 933,333 Options expiring on 1 July 2026 with an exercise price per Option of $0.31;

(ix) 933,334 Options expiring on 1 July 2027 with an exercise price per Option of $0.35;

(x) 933,333 Options expiring on 1 July 2026 with an exercise price per Option of $0.26;

(xi) 933,333 Options expiring on 1 July 2027 with an exercise price per Option of $0.31;

(xii) 933,334 Options expiring on 1 July 2028 with an exercise price per Option of $0.35; and

(xiii) 8,151,745 Shares.

The employment agreement can be terminated by Incannex immediately for any reason, by the giving of written notice to Mr. Latham. No amount is payable by Incannex to Mr. Latham in the event of termination by Incannex for cause. In the event of termination by Incannex without cause, Mr. Latham is entitled to receive a payment equal to 3 months' salary.

(c) **Peter Widdows, Non-Executive Director**

Mr. Widdows is entitled to receive US$95,000 per annum in directors' fees.

Mr. Widdows is also paid a consultancy fee of A$32,000 per month in relation to the leadership role provided by Mr. Widdows to the Company in connection with the establishment and ongoing operations of the Clarion Clinics.

(d) **Robert Clark, Non-Executive Director**

Mr. Clark entered into a letter of appointment with Incannex in respect of his appointment as Non-Executive Director, effective from 17 August 2022.

The cash remuneration terms of the letter of appointment comprise fees of US$75,000 per annum.

In addition, Mr. Clark has previously been granted the following incentive securities:

(i) 2,500,000 Options expiring on 31 May 2024 with an exercise price per Option of $1.00; and

(ii) 2,500,000 Options expiring on 31 May 2024 with an exercise price per Option of $1.50.

The appointment can be terminated:

(i) in accordance with the circumstances set out in the Constitution;

(ii) automatically if Mr Clark is removed as a Director in accordance with Part 2D.3 of the Corporations Act; or

(iii) automatically at the end of any meeting at which Mr. Clark is not re-elected as a Director by Shareholders.

(e) **George Anastassov, Non-Executive Director**

Mr. Anastassov entered into a letter of appointment with Incannex in respect of his appointment as Non-Executive Director, effective from 29 June 2022.

The cash remuneration terms of the letter of appointment comprise fees of US$90,000 per annum.

The appointment can be terminated:

(i) in accordance with the circumstances set out in the Constitution;

(ii) automatically if Mr Anastassov is removed as a Director in accordance with Part 2D.3 of the Corporations Act; or

(iii) automatically at the end of any meeting at which Mr. Anastassov is not re-elected as a Director by Shareholders.

(f) **Madhukar Bhalla, Company Secretary and Chief Financial Officer**

Mr. Bhalla provides services as the company secretary and the chief financial officer through a services agreement with the Company which commenced on 28 June 2021. Effective 1 July 2022, Mr. Bhalla is paid a monthly retainer of A$7,000 (excluding GST) for the provision of administrative, accounting and company secretarial services to Incannex.

This service agreement has no fixed term and can be terminated by either party at will by giving one month's notice.

(g) **Lekhram Changoer, Chief Technical Officer**

Mr. Changoer entered into a letter of appointment with Incannex in respect of his appointment as Chief Technical Officer, effective from 10 October 2022.

The cash remuneration terms of the letter of appointment comprise fees of A$210,000 per annum.

The appointment can be terminated:

(i) by 21 days' notice provided by Mr Changoer;

(ii) immediately if a there is a material breach of the terms of the appointment letter that is not cured within 14 days' notice by the non-defaulting party; or

(iii) immediately if the other party becomes insolvent.

12.4 Other termination benefits

Except as set out in this Section 12.4 or elsewhere in this Scheme Booklet, there are no payments or other benefits that are proposed to:

(a) be made or given to any director of the Company as compensation for loss of, or as consideration for or in connection with his or her retirement from, office in the Company or in a Related Body Corporate of the Company; or

(b) be made or given to any director of any Related Body Corporate of the Company as compensation for the loss of, or as consideration for or in connection with his or her retirement from, office in that body corporate or in the Company.

12.5 Agreements or arrangements connected with or conditional on a Scheme

Except as otherwise detailed in this Scheme Booklet, there are no agreements or arrangements that are or will be made between any Director and Incannex US, or any other person in connection with, or conditional on the outcome of a Scheme.

12.6 Interests in contracts with Incannex US

Except as otherwise detailed in this Scheme Booklet, none of the Directors have any interest in any contract entered into by Incannex US.

12.7 Marketable price of Incannex US securities

Until implementation of the Schemes, Incannex US will not have issued any shares or options. Therefore, no Incannex US securities have been sold in the 3 months immediately before the date of this Scheme Booklet.

12.8 Substantial holders

As at the Last Practicable Date, no person had Voting Power in 5% or more of Shares on issue.

12.9 ASX Announcements

Incannex has lodged the following announcements with ASX since the lodgement of its annual report for the financial year ended 30 June 2023:

Date	Description of Announcement
08/09/2023	Incannex to Present at the H.C. Wainwright Conference
01/09/2023	S&P DJI Announces September 2023 Quarterly Rebalance
01/09/2023	Appendix 4G
30/08/2023	Clarification to Top 20 in Annual Report

12.10 Lodgement of Scheme Booklet

This Scheme Booklet was given to ASIC on 13 September 2023 in accordance with section 411(2)(b) of the Corporations Act.

12.11 No unacceptable circumstances

The Directors believe that the Schemes do not involve any circumstances in relation to the affairs of any Shareholder or Optionholder that could reasonably be characterised as constituting 'unacceptable circumstances' for the purposes of section 657A of the Corporations Act.

12.12 Right to inspect Incannex Share Register and Incannex Option Register

Shareholders have the right to inspect the Incannex Share Register which contains the name and address of each Shareholder and certain other prescribed details relating to Shareholders, without charge. Optionholders have the right to inspect the Incannex Option Register which contains the name and address of each Optionholder and certain other prescribed details relating to Optionholders, without charge. Shareholders and Optionholders also have the right to request a copy of the Incannex Share Register or Incannex Option Register (as applicable), upon payment of a fee (if any) up to a prescribed amount.

Shareholders and Optionholders have these rights by virtue of section 173 of the Corporations Act.

12.13 Creditors of Incannex

The Schemes, if implemented, are not expected to materially prejudice Incannex's ability to pay its creditors, as the Schemes involve the acquisition of Shares and the cancellation of Options for consideration provided by a third party, rather than the acquisition of Incannex's underlying assets. No material new liability (other than transaction costs) is expected to be incurred by Incannex as a consequence of the Schemes. Incannex has paid and is paying all of its creditors within normal terms of trade and is solvent and trading in an ordinary commercial manner.

12.14 Consents

(a) Role of advisers, experts and Share Registry

The persons named in this Scheme Booklet as performing a function in a professional, advisory or other capacity in connection with the Schemes or the preparation or distribution of this Scheme Booklet are:

Name	Role
Findex Corporate Finance (Aust) Ltd	Independent Expert
Thomson Geer	Legal adviser to Incannex as to Australian law
Rimon Law Pty Ltd	Legal adviser to Incannex as to US law
Automic Pty Ltd	Incannex's share registry
Pitcher Partners Advisors Proprietary Limited	Australian tax adviser to Incannex

(b) Consents

Findex Corporate Finance (Aust) Ltd has given its consent to the inclusion of its Independent Expert's Report in this Scheme Booklet in the form and context in which it appears in Annexure A of this Scheme Booklet and has not withdrawn that consent before the date of this Scheme Booklet. Findex Corporate Finance (Aust) Ltd takes no responsibility for the contents of the Scheme Booklet other than the Independent Expert's Report. The interests of Findex Corporate Finance (Aust) Ltd in its capacity as Independent Expert are disclosed in the Independent Expert's Report.

Thomson Geer has given its consent to be named in this Scheme Booklet as legal adviser to Incannex as to Australian law and has not withdrawn that consent before the date of this Scheme Booklet.

Rimon Law Pty Ltd has given its consent to be named in this Scheme Booklet as legal adviser to Incannex as to US law and has not withdrawn that consent before the date of this Scheme Booklet.

Automic Pty Ltd has given its consent to be named in this Scheme Booklet as Incannex's share registry and has not withdrawn that consent before the date of this Scheme Booklet.

Pitcher Partners Advisors Proprietary Limited has given its consent to be named in this Scheme Booklet as Australian tax adviser to Incannex and to the inclusion of its letter on Australian tax implications of the Proposed Transaction in the form and context in which it appears in Annexure I and has not withdrawn that consent before the date of this Scheme Booklet.

(c) **Disclaimer**

Each person named in Section 12.14(a):

(i) has not authorised or caused the issue of this Scheme Booklet; and

(i) to the maximum extent permitted by law, expressly disclaims all liability in respect of, makes no representation regarding, and takes no responsibility for any part of this Scheme Booklet other than a reference to its name and any statement or report which has been included in this Scheme Booklet with the consent of that person.

(d) **Fees**

Each of the persons named in Section 12.14 as performing a function in a professional, advisory or other capacity in connection with the Schemes and the preparation of this Scheme Booklet, will be entitled to receive professional fees charged in accordance with their normal basis of charging.

If the Schemes are implemented, costs of approximately $850,000 (excluding GST) are expected to be paid by Incannex. This includes advisory fees for Incannex's financial, legal, accounting and tax advisers, the Independent Expert fees, governance support and proxy advisor engagement support fees, general administrative fees, printing and distribution costs, expenses associated with convening and holding the Scheme Meeting and other expenses.

If the Share Scheme is implemented and the Option Scheme is not implemented, costs of approximately $850,000 (excluding GST) are expected to be paid by Incannex.

If the Schemes are not implemented, costs of approximately $850,000 (excluding GST) are expected to be paid by Incannex.

12.15 Regulatory conditions and relief

(a) **ASX waivers**

ASX Listing Rule 6.23.2 provides that the cancellation of options for consideration requires the approval of shareholders.

Incannex has been granted a waiver from ASX Listing Rule 6.23.2 to permit the Options to be cancelled in consideration for the Option Scheme Consideration, in accordance with the terms of the Option Scheme, on the following conditions:

(i) full details of the cancellation of Options and consideration payable for their cancellation, being the issue of the Incannex US Options, are set out to ASX's satisfaction in this Scheme Booklet;

(ii) Shareholders approve by the requisite majority, and the Court approves the Share Scheme, and the Court's orders are lodged with ASIC such that the Share Scheme becomes Effective; and

(iii) in connection with the cancellation of Options and issue of Incannex US Options, Incannex consolidates the number of Options into Incannex US Options in the same ratio as Shares are consolidated into Incannex US Shares and the exercise price of Incannex US Options is amended in inverse proportion.

(b) **ASIC relief**

Clauses 8201(a), (b), (c), (d) and (e) and 8203(a) and (b) of Part 2 of Schedule 8 of the Corporations Regulations requires this Scheme Booklet to include certain information in connection with the Option Scheme, including the names of all Optionholders. ASIC has granted relief to Incannex from compliance with these requirements.

ASIC has made an in-principle decision to grant an exemption to Incannex US from certain requirements that Incannex US may otherwise be required to comply with in order to operate the Sale Facility, including:

(i) section 601ED of the Corporations Act in relation to the Sale Facility;

(ii) the requirements to hold an Australian financial services licence for the provision of the following financial services:

(A) dealing in an interest in the Sale Facility;

(B) the provision of general advice in relation to an interest in the Sale Facility;

(iii) divisions 2 to 5 of Part 7.9 of the Corporations Act in relation to an interest in the Sale Facility; and

(iv) division 5A of Part 7.9 of the Corporations Act in relation to an invitation to participate in the Sale Facility.

12.16 Foreign jurisdictions

(a) General

This Scheme Booklet does not constitute an offer of Incannex US Shares or Incannex US Options in any jurisdiction in which it would be unlawful. In particular, this Scheme Booklet may not be distributed to any person, and the Incannex US Shares and Incannex US Options may not be offered or sold, in any country outside Australia except to the extent permitted below.

Canada

The Incannex US Shares and Incannex US Options will be issued by Incannex US in reliance upon exemptions from the prospectus and registration requirements of the applicable Canadian securities law in each province and territory of Canada.

No securities commission in Canada has reviewed or in any way passed upon this document or the merits of the Scheme.

European Union (Germany, Italy and Netherlands)

This Scheme Booklet is not a prospectus under Regulation (EU) 2017/1129 of the European Parliament and the Council of the European Union (the "Prospectus Regulation"). Therefore, the Scheme Booklet has not been, and will not be, registered with or approved by any securities regulator in the European Union. Accordingly, this Scheme Booklet may not be made available, nor may the Incannex US Shares and Incannex US Options be offered for sale or exchange, in the European Union except in circumstances that do not require the obligation to publish a prospectus under the Prospectus Regulation.

In accordance with Article 1(4) of the Prospectus Regulation, an offer of Incannex US Shares and Incannex US Options in the European Union is limited:

(i) to persons who are "qualified investors" (as defined in Article 2(e) of the Prospectus Regulation);

(ii) to fewer than 150 other natural or legal persons; and

(iii) in any other circumstance falling within Article 1(4) of the Prospectus Regulation.

Investors in the Netherlands should note:

Attention! This investment falls outside AFM supervision.
No prospectus required for this activity.

Hong Kong

WARNING: The contents of this Scheme Booklet have not been reviewed or approved by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the Scheme. If you are in any doubt about any of the contents of this Scheme Booklet, you should obtain independent professional advice.

This Scheme Booklet does not constitute an offer or invitation to the public in Hong Kong to acquire or subscribe for or dispose of any securities. This Scheme Booklet also does not constitute a prospectus (as defined in section 2(1) of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong)) or notice, circular, brochure or advertisement offering any securities to the public for subscription or purchase or calculated to invite such offers by the public to subscribe for or purchase any securities, nor is it an advertisement, invitation or document containing an advertisement or invitation falling within the meaning of section 103 of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

Accordingly, unless permitted by the securities laws of Hong Kong, no person may issue or cause to be issued this Scheme Booklet in Hong Kong, other than to persons who are "professional investors" (as defined in the Securities and Futures Ordinance and any rules made thereunder) or in other circumstances that do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance.

No person may issue or have in its possession for the purposes of issue, this Scheme Booklet or any advertisement, invitation or document relating to these securities, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than any such advertisement, invitation or document relating to securities that are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors.

Copies of this Scheme Booklet may be issued to a limited number of persons in Hong Kong in a manner that does not constitute any issue, circulation or distribution of this Scheme Booklet, or any offer or an invitation in respect of these securities, to the public in Hong Kong. This Scheme Booklet is for the exclusive use of Incannex shareholders and optionholders in connection with the Scheme. No steps have been taken to register or seek authorisation for the issue of this Scheme Booklet in Hong Kong.

This Scheme Booklet is confidential to the person to whom it is addressed and no person to whom a copy of this Scheme Booklet is issued may issue, circulate, distribute, publish, reproduce or disclose (in whole or in part) this Scheme Booklet to any other person in Hong Kong or use for any purpose in Hong Kong other than in connection with consideration of the Schemes by Incannex shareholders and optionholders.

Indonesia

A registration statement with respect to the Incannex US Shares and Incannex US Options has not been, and will not be, filed with Otoritas Jasa Keuangan in the Republic of Indonesia. Therefore, the Incannex US Shares and Incannex US Options may not be offered or sold to the public in Indonesia. Neither this Scheme Booklet nor any other document relating to the Scheme may be circulated or distributed, whether directly or indirectly, in the Republic of Indonesia or to Indonesian citizens, corporations or residents, except in a manner that will not be considered as a "public offer" under the law and regulations of the Republic of Indonesia.

Japan

The Incannex US Shares and Incannex US Options have not been, and will not be, registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the "FIEL") pursuant to an exemption from the registration requirements applicable to a private placement of securities to small number investors. This Scheme Booklet is for the exclusive use of existing shareholders and optionholders of Incannex in connection with the Scheme. This document is confidential to the person to whom it is addressed and must not be distributed, published, reproduced or disclosed (in whole or in part) to any other person in Japan or resident of Japan other than in connection with consideration by Incannex's shareholders and optionholders of the Schemes.

New Zealand (Share Scheme)

This Scheme Booklet is not a New Zealand disclosure document and has not been registered, filed with or approved by any New Zealand regulatory authority under or in accordance with the Financial Markets Conduct Act 2013 or any other New Zealand law. The offer of Incannex US Shares under the Shares Scheme is being made to existing shareholders of Incannex in reliance upon the Financial Markets Conduct (Incidental Offers) Exemption Notice 2021 and, accordingly, this Scheme Booklet may not contain all the information that a disclosure document is required to contain under New Zealand law.

New Zealand (Option Scheme)

Incannex US Options are being offered by Incannex solely to its optionholders via the Options Scheme.

New Zealand law normally requires people who offer financial products to give information to investors before they invest. This requires those offering financial products to have disclosed information that is important for investors to make an informed decision.

The usual rules do not apply to this offer because it is a small offer. As a result, you may not be given all the information usually required. You will also have fewer other legal protections for this investment.

Ask questions, read all documents carefully and seek independent financial advice before committing yourself.

Philippines

THE SECURITIES BEING OFFERED OR SOLD HAVE NOT BEEN REGISTERED WITH THE PHILIPPINE SECURITIES AND EXCHANGE COMMISSION ("SEC") UNDER THE PHILIPPINE SECURITIES REGULATION CODE (THE "CODE"). ANY FUTURE OFFER OR SALE THEREOF IS SUBJECT TO REGISTRATION REQUIREMENTS UNDER THE CODE UNLESS SUCH OFFER OR SALE QUALIFIES AS AN EXEMPT TRANSACTION.

The Incannex US Shares and Incannex US Options may be issued only to existing Shareholders and Optionholders in transactions exempt from the registration requirements under the Code.

Singapore

This Scheme Booklet and any other document relating to the Scheme have not been, and will not be, registered as a prospectus with the Monetary Authority of Singapore and the Scheme is not regulated by any financial supervisory authority in Singapore. Accordingly, statutory liabilities in connection with the contents of prospectuses under the Securities and Futures Act 2001 (the "SFA") will not apply.

This Scheme Booklet and any other document relating to the Scheme may not be made the subject of an invitation for subscription, purchase or receipt, whether directly or indirectly, to persons in Singapore except pursuant to exemptions in Subdivision (4) Division 1, Part 13 of the SFA, including the exemption under section 273(1)(c) of the SFA, or otherwise pursuant to, and in accordance with the conditions of, any other applicable provisions of the SFA.

Any offer is not made to you with a view to Incannex US Shares and Incannex US Options being subsequently offered for sale to any other party in Singapore. You are advised to acquaint yourself with the SFA provisions relating to on-sale restrictions in Singapore and comply accordingly.

This Scheme Booklet is being furnished to you on a confidential basis and solely for your information and may not be reproduced, disclosed, or distributed to any other person. Any investment referred to in this Scheme Booklet may not be suitable for you and it is recommended that you consult an independent investment advisor if you are in doubt about such investment.

Neither Incannex nor Incannex US is in the business of dealing in securities or holds itself out, or purports to hold itself out, to be doing so. As such, Incannex and Incannex US are neither licensed nor exempted from dealing in securities or carrying out any other regulated activities under the SFA or any other applicable legislation in Singapore.

United Kingdom

Neither Scheme Booklet nor any other document relating to the Scheme has been delivered for approval to the Financial Conduct Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended ("FSMA")) has been published or is intended to be published in respect of the Incannex US Shares and Incannex US Options.

This Scheme Booklet does not constitute an offer of transferable securities to the public within the meaning of the UK Prospectus Regulation or the FSMA. Accordingly, this Scheme Booklet does not constitute a prospectus for the purposes of the UK Prospectus Regulation or the FSMA.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 FSMA) received in connection with the issue or sale of the Incannex US Shares and Incannex US Options has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) FSMA does not apply to Incannex or Incannex US.

In the United Kingdom, this Scheme Booklet is being distributed only to, and is directed at, persons (i) who fall within Article 43 (members of certain bodies corporate) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005, or (ii) to whom it may otherwise be lawfully communicated (together "**relevant persons**"). The investments to which this Scheme Booklet relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this Scheme Booklet.

United States

Incannex and Incannex US intend to rely on an exemption from the registration requirements of the US Securities Act of 1933 provided by Section 3(a)(10) thereof in connection with the consummation of the Schemes and the issuance of Incannex US Shares and Incannex US Options.

Approval of the Schemes by an Australian court will be relied upon by Incannex and Incannex US for purposes of qualifying for the Section 3(a)(10) exemption.

Shareholders and Optionholders should note that the Schemes are made for the securities of an Australian company in accordance with the laws of Australia and the listing rules of ASX. The Schemes are subject to disclosure requirements of Australia that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under US federal securities laws since Incannex is located in Australia and most of the officers and directors of Incannex and Incannex US reside outside the United States. You may not be able to sue Incannex, Incannex US or their respective officers or directors in Australia for violations of the US securities laws. It may be difficult to compel Incannex and its affiliates to subject themselves to a US court's judgment.

You should be aware that Incannex US may purchase securities otherwise than under the Schemes, such as in open market or privately negotiated purchases.

This Scheme Booklet has not been filed with or reviewed by the US Securities and Exchange Commission or any state securities authority and none of them has passed upon or endorsed the merits of the Schemes or the accuracy, adequacy or completeness of the Scheme Booklet. Any representation to the contrary is a criminal offence.

The Incannex US Shares and Incannex US Options to be issued pursuant to the Schemes have not been registered under the US Securities Act or the securities laws of any US state or other jurisdiction. The Schemes are not being made in any US state or other jurisdiction where they are not legally permitted to do so.

12.17 Supplementary information

If, between the date of lodgement of this Scheme Booklet for registration by ASIC and the Effective Date, Incannex becomes aware of any of the following:

(a) a material statement in this Scheme Booklet is false or misleading or deceptive;

(b) a material omission from this Scheme Booklet;

(c) a significant change affecting a matter included in this Scheme Booklet; or

(d) a significant new matter that has arisen and that would have been required to be included in this Scheme Booklet if it had arisen before the date of lodgement of this Scheme Booklet for registration by ASIC,

Incannex will make available supplementary material to Shareholders and Optionholders. Incannex intends to make available any supplementary material by releasing that material to ASX (www.asx.com.au) and posting the supplementary document to Incannex's website (https://www.incannex.com/). Depending on the nature and timing of the changed circumstances and subject to obtaining any relevant approvals, Incannex may also send such supplementary materials to Shareholders and Optionholders.

12.18 Other material information

Except as set out in this Scheme Booklet, there is no other information material to the making of a decision in relation to the Schemes, being information that is within the knowledge of Incannex which has not previously been disclosed to Shareholders and Optionholders.

THE ISSUE OF THIS SCHEME BOOKLET IS AUTHORISED BY THE DIRECTORS OF INCANNEX AND THIS SCHEME BOOKLET HAS BEEN SIGNED BY OR ON BEHALF OF THE DIRECTORS OF INCANNEX ON 4 OCTOBER 2023

Troy Valentine
Chairman

13 Glossary

In this Scheme Booklet, unless the context requires otherwise:

$** or **A$ means the lawful currency of Australia.

ADS means an American Depositary Share.

ADS Depositary means Deutsche Bank Trust Company Americas.

ADS Holder means a holder of Incannex ADSs.

Annexure means an annexure to this Scheme Booklet.

API means Active Pharmaceutical Ingredient.

APIRx means APIRx Pharmaceutical USA, LLC, a wholly owned subsidiary of Incannex.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited (ABN 98 008 624 691) or where the context requires, the financial market operated by it known as the Australian Securities Exchange.

ASX Listing Rules means the official listing rules of ASX.

Board means the board of directors of Incannex.

Business Day means a business day as defined in the Listing Rules and, to the extent any action must be taken in relation to Nasdaq, a day on which Nasdaq is operating but excludes a day that is a Saturday, Sunday, bank holiday or public holiday in Melbourne, Victoria or New York, United States.

CGT means capital gains tax.

Company means Incannex Healthcare Limited ACN 096 635 246.

Control has the meaning given to that term in section 50AA of the Corporations Act and **Controlled** and **Controlling** have the corresponding meaning.

CSA means the US Controlled Substances Act.

Corporations Act means the *Corporations Act 2001* (Cth), as amended from time to time.

Corporations Regulations means the *Corporations Regulations 2001* (Cth), as amended from time to time.

Court means the Federal Court of Australia.

DEA means the US Drug Enforcement Administration.

DGCL means the Delaware General Corporation Law.

Director means a director of Incannex.

DRS Statement means direct registration system statement evidencing registration and ownership of Incannex US Shares.

Effective means, when used in relation to a Scheme, the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Scheme taking effect pursuant to section 411(10) of the Corporations Act, but in any event at no time before an office copy of the order of the Court is lodged with ASIC.

Effective Date means the date the Share Scheme or the Option Scheme (as applicable) becomes Effective.

Electing Small Parcel Holder means a Small Parcel Holder who has made a valid election to not participate in the Sale Facility and to retain their holding in the Incannex Group pursuant to the Small Parcel Holder Election Form or use of the Automic Investor Portal whose valid election was received before 7:00pm on the Effective Date for the Share Scheme.

Eligible Jurisdictions means Australia, Canada, Germany, Hong Kong, Indonesia, Italy, Japan, Netherlands, New Zealand, Philippines, Singapore, United Kingdom and the United States and such other jurisdictions as agreed in writing between Incannex and Incannex US from time to time.

EMA means the European Medicines Agency.

End Date means 29 February 2024, or such later date as agreed to in writing between Incannex US and Incannex.

Exchange Act means the US Securities Exchange Act of 1934.

Excluded Shareholder means any member of the Incannex US Group.

Excluded Shares means any Shares held by an Excluded Shareholder.

Explanatory Statements means the statements pursuant to section 412 of the Corporations Act, which are registered by ASIC in relation to each of the Schemes, copies of which are included in this Scheme Booklet.

FDA means the US Food and Drug Administration.

FY means a financial year, being a 12 month period ending on 30 June.

GST means the tax levied under the *A New Tax System (Goods and Services Tax) Act 1999* (Cth).

Incannex ADS means an ADS representing 25 Shares and traded on Nasdaq under the ticker code "IXHL".

Incannex means Incannex Healthcare Limited ACN 096 635 246.

Incannex Group means, collectively, Incannex and each of its Related Bodies Corporate other than Incannex US.

Incannex Option Register means the register of Optionholders maintained by or on behalf of Incannex in accordance with the Corporations Act.

Incannex Share Register means the register of Shareholders maintained by or on behalf of Incannex in accordance with the Corporations Act.

Incannex US means Incannex Healthcare Inc., a corporation incorporated in the State of Delaware, United States of America and whose principal business address is 18 East 50th Street, 5th Floor, New York, NY 10022.

Incannex US Amended and Restated Certificate of Incorporation means Incannex US Certificate of Incorporation as amended and restated on 31 July 2023.

Incannex US Board means the board of directors of Incannex US.

Incannex US Bylaws means Incannex US bylaws as adopted on 28 July, 2023

Incannex US Charter Documents means Incannex US Amended and Restated Certificate of Incorporation and Incannex US Bylaws as such documents may be amended from time to time.

Incannex US Director means a director of Incannex US.

Incannex US Group means, collectively, Incannex US and each of its Related Bodies Corporate.

Incannex US Option means an option to acquire an Incannex US Share.

Incannex US Optionholder means a person who is registered in the Incannex US Register as the holder of one or more Incannex US Options, from time to time.

Incannex US Register means the register of Incannex US Shareholders and Incannex US Optionholders maintained by or on behalf Incannex US in accordance with Delaware law.

Incannex US Share means a share of common stock of Incannex US.

Incannex US Shareholder means a person who is registered in the Incannex US Register as the holder of one or more Incannex US Shares, from time to time.

Incannex US Stock Plan means the Incannex Healthcare Inc. 2023 Equity Incentive Plan adopted or to be adopted by Incannex US on or before the Effective Date.

Implementation Date means the fifth Business Day after the Record Date, or such other date agreed to in writing by Incannex and Incannex US.

Independent Expert means Findex Corporate Finance (Aust) Ltd.

Independent Expert's Report means the report in Annexure A.

Ineligible Foreign Holder means an Ineligible Foreign Shareholder or Ineligible Foreign Optionholder, as the context requires.

Ineligible Foreign Optionholder means any Option Scheme Participant whose address shown on the Incannex Option Register as at the Record Date is a place outside the Eligible Jurisdictions, unless, no less than three Business Days prior to the Option Scheme Meeting, Incannex and Incannex US agree in writing that it is lawful and not unduly onerous or unduly impracticable to issue that Incannex Optionholder with the Incannex US Options when the Option Scheme becomes Effective.

Ineligible Foreign Shareholder means any Share Scheme Participant whose address shown on the Incannex Share Register is a place outside the Eligible Jurisdictions, unless, no less than three Business Days prior to the Share Scheme Meeting, Incannex and Incannex US agree in writing that it is lawful and not unduly onerous or unduly impracticable to issue that Incannex Shareholder with the Incannex US Shares when the Share Scheme becomes Effective.

Last Practicable Date means 5:00pm (Melbourne time) on 29 September 2023.

Listing Rules means the official listing rules of ASX.

Marketable Parcel means a parcel of Shares of not less than A$500 based on the closing price on the last day of trading on ASX used to determine this, being the last date prior to the Record Date.

Merged Group means the combined group consisting of the Incannex Group and Incannex US.

Nasdaq means the Nasdaq Stock Market or such other Nasdaq market on which the Incannex US Shares may be listed or quoted.

NDA means New Drug Application.

Non-Electing Small Parcel Holder means a Small Parcel Holder who is not an Electing Small Parcel Holder.

Notice of Share Scheme Meeting means the notice convening the Share Scheme Meeting together with the Proxy Forms for that meeting as set out in Annexure G.

Notice of Option Scheme Meeting means the notice convening the Option Scheme Meeting together with the Proxy Forms for that meeting as set out in Annexure H.

Option or **Incannex Option** means an option to acquire a Share issued by Incannex.

Option Scheme means the scheme of arrangement pursuant to Part 5.1 of the Corporations Act proposed between Incannex and Optionholders, the form of which is contained in Annexure E, together with any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act.

Option Scheme Consideration has the meaning given in Section 5.3.

Option Scheme Deed Poll means the deed poll executed by Incannex US and set out in Annexure F.

Option Scheme Meeting means the meeting of Optionholders convened by the Court in relation to the Option Scheme pursuant to section 411(1) of the Corporations Act and includes any adjournment of that meeting.

Option Scheme Participant means each person who is an Optionholder on the Record Date.

Option Scheme Resolution means the resolution to be proposed to Optionholders at the Option Scheme Meeting to approve the Option Scheme, set out in the Notice of Option Scheme Meeting.

Optionholder means a person holding options to purchase Shares issued by Incannex other that options issued to directors, officers and employees as incentive compensation.

Proposed Transaction means the proposed re-domiciliation of Incannex to the United States implemented by means of the Schemes.

Proxy Form means the proxy form that accompanies this Scheme Booklet or is available from the Share Registry.

Record Date means 7:00pm (Melbourne time) on the second Business Day following the Effective Date, or such other date (after the Effective Date) as Incannex and Incannex US may agree in writing.

Related Body Corporate has the meaning given to that term in section 50 of the Corporations Act.

Relevant Interest has the meaning given to that term in section 9 of the Corporations Act.

Representative means, in respect of a party, an employee, agent, officer, director, adviser or financier of that party (or of a Related Body Corporate of that party), and, in the case of advisers, includes employees, officers and agents of the adviser.

Requisite Majority of Optionholders means:

(a) unless the Court orders otherwise, a majority in number (more than 50%) of Optionholders present and voting at the Option Scheme Meeting (in person or by proxy, corporate representative or attorney); and

(b) at least 75% of the total number of votes (determined by reference to the value of each of the Options) cast on the Option Scheme Resolution.

Requisite Majority of Shareholders means:

(a) unless the Court orders otherwise, a majority in number (more than 50%) of Shareholders present and voting at the Share Scheme Meeting (in person or by proxy, corporate representative or attorney); and

(b) at least 75% of the total number of votes cast on the Share Scheme Resolution.

Sale Agent means a person appointed by Incannex US to sell the Incannex US Shares that would otherwise be issued to or for the benefit of Ineligible Foreign Shareholders or Non-Electing Small Parcel Holders under the terms of the Scheme.

Sale Facility means the facility to be made available to Ineligible Foreign Shareholders and Non-Electing Small Parcel Holders, under which Ineligible Foreign Shareholders and Non-Electing Small Parcel Shareholders will have their Share Scheme Consideration sold on their behalf by the Sale Agent and have the net proceeds of sale remitted to them.

Scheme Booklet means this scheme booklet (including all of the Annexures and the Proxy Form which accompanies this Scheme Booklet).

Scheme Consideration means the Share Scheme Consideration and Option Scheme Consideration.

Scheme Implementation Deed means the Scheme Implementation Deed dated 10 July 2023 between Incannex and Incannex US as amended and restated on 13 September 2023 and contained in Annexure B.

Scheme Meetings means the Share Scheme Meeting and the Option Scheme Meeting.

Scheme Options means all of the Options on issue on the Record Date.

Scheme Participant means a Share Scheme Participant or an Option Scheme Participant.

Scheme Shares means all of the Share on issue on the Record Date other than Excluded Shares.

Schemes means the Share Scheme and the Option Scheme.

Second Court Date means the first day on which the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Share Scheme and Option Scheme is heard or, if the application is adjourned for any reason, the first day on which the adjourned application is heard.

Second Court Hearing means the hearing at the Court held on the Second Court Date at which applications are made to the Court for orders under section 411(4)(b) of the Corporations Act approving the Share Scheme and Option Scheme.

Section means a section of this Scheme Booklet.

Share or **Incannex Share** means a fully paid ordinary share in the capital of Incannex.

Share Registry means Automic Pty Ltd ACN 152 260 814.

Share Scheme means the scheme of arrangement pursuant to Part 5.1 of the Corporations Act proposed between Incannex and Shareholders, the form of which is contained in Annexure C, together with any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act.

Share Scheme Consideration has the meaning given in in Section 5.2.

Share Scheme Deed Poll means the deed poll executed by Incannex US and set out in Annexure D.

Share Scheme Meeting means the meeting of Shareholders convened by the Court in relation to the Share Scheme pursuant to section 411(1) of the Corporations Act and includes any adjournment of that meeting.

Share Scheme Participant means a person who is a Shareholder on the Record Date (other than Excluded Shareholders).

Share Scheme Resolution means the resolution to be proposed to Shareholders at the Share Scheme Meeting to approve the Share Scheme, set out in the Notice of Share Scheme Meeting.

Shareholder means a person who is registered in the Incannex Share Register as the holder of one or more Shares, from time to time.

Small Parcel Holder means a Shareholder who:

(a) is not an Ineligible Foreign Shareholder; and

(b) holds less than a Marketable Parcel of Shares on the Record Date.

Small Parcel Holder Election Form means the form or Automic Investor Portal page pursuant to which Small Parcel Holders may opt out of participating in the Sale Facility and be treated as an Electing Small Parcel Holders that have elected to retain their holding in the Incannex Group.

TGA means the Therapeutic Goods Administration.

THC means tetrahydrocannabinol.

US, **United States** or **USA** means the United States of America.

US$ or **USD** means the lawful currency of the United States.

US Securities Act means the US Securities Act of 1933.

Voting Power has the meaning given to it in the Corporations Act.

VWAP means the volume weighted average price.

In this Scheme Booklet (other than in Annexure A to Annexure H):

(a) all dates and times are Melbourne, Victoria times unless otherwise indicated;

(b) words and phrases not otherwise defined in this Scheme Booklet (excluding the Annexures) have the same meaning (if any) as is given to them by the Corporations Act;

(c) the singular includes the plural and vice versa;

(d) a reference to a person includes a reference to a corporation;

(e) headings are for ease of reference only and do not affect the interpretation of this Scheme Booklet; and

(f) a reference to a Section is to a Section in this Scheme Booklet unless stated otherwise.

Annexure A – Independent Expert's Report

FINDEX

Incannex Healthcare Limited
ACN 096 635 246

INDEPENDENT EXPERT'S REPORT

Findex Corporate Finance has concluded that the advantages of the Share Scheme do outweigh the disadvantages and accordingly **the Share Scheme is in the best interest of Shareholders** and the advantages of the Option **Scheme do outweigh** the disadvantages and accordingly **the Option Scheme is in the best interest of Optionholders** for Incannex Healthcare Limited *("**Incannex**")*.

11 September 2023

FINDEX

11 September 2023

Findex Corporate Finance (Aust) Ltd
ABN 95 001 508 363
AFSL No. 239170
Level 42, 600 Bourke Street
Melbourne VIC 3000
Australia
Tel +61 3 9258 6700
findex.com.au

The Directors
Incannex Healthcare Limited
Level 23, Rialto South Tower
525 Collins Street
Melbourne VIC 3000, Australia

The Directors,

RE: INDEPENDENT EXPERT'S REPORT (THE "REPORT")

1 Introduction

1.1 Overview of the Proposed Re-domicile Transaction

Incannex Healthcare Limited ("**Incannex**" or the "**Company**") is an Australian clinical stage pharmaceutical development company specialising in the research and development of medicinal cannabinoids and psychedelic pharmaceutical products and therapies. Incannex shares are quoted on the Australian Securities Exchange Limited ("**ASX**") (as its primary listing) and Nasdaq Stock Market ("**Nasdaq**") in the form of American depository shares representing twenty-five Incannex Shares each ("**ADSs**") (as its secondary listing) ("**ASX: IHL** and **NASDAQ:IXHL**"). Further, Incannex currently has existing unquoted options on issue.

Incannex is developing unique and patent protected medicinal cannabis pharmaceutical products and psychedelic medicine therapies for the treatment of obstructive sleep apnoea ("**OSA**") with leading drug candidate IHL-42X, treatment of general anxiety disorder ("**GAD**") through psychedelics through psychedelic leading drug candidate Psi-GAD, and lung inflammation, inflammatory bowel disease, rheumatoid arthritis, collectively through drug candidate IHL-675A and traumatic brain injury ("**TBI**"), through drug candidate IHL-216A. Incannex via its subsidiary, APIRx Pharmaceutical USA LLC is developing medicinal cannabis pharmaceutical products for anxiety disorders, addiction disorders, and pain, among other indications.

As at 30 August 2023, Incannex had a closing market capitalisation on the ASX of approximately A$130 million.

1.2 Purpose of the Report

We understand that the Board of Incannex (the "**Board**") is intending to re-domicile from Australia to the United States ("**U.S**") ("**Proposed Re-domicile Transaction**") and list all shares solely on the Nasdaq via Schemes of Arrangement pursuant to Part 5.1 of the Corporations Act 2001 (Cth) ("**Part 5.1**") ("**the Act 2001**") by incorporating a new company in the U.S ("**Incannex US**") as announced by Incannex on 10 July 2023. We understand there will be a Scheme of Arrangement between Incannex and its Shareholders ("**Share Scheme**") and a Scheme of Arrangement between Incannex and its Optionholders ("**Option Scheme**") (collectively referred to as "**Proposed Schemes of Arrangement**").

The Directors of Incannex have appointed Findex Corporate Finance (Aust) Ltd ("**Findex**") to prepare an Independent Expert's Report expressing our opinion as to whether or not the Proposed Re-domicile Transaction and ultimately the Share Scheme is in the best interest of the Shareholders and the Option Scheme is in the best interest of the Optionholders in their considerations of whether or not to approve their respective Proposed Scheme of Arrangement.

Incannex US is a new U.S company incorporated in Delaware that will become the ultimate parent of the group of companies within Incannex, following implementation of the Proposed Schemes of Arrangement. Incannex and all its subsidiaries will become wholly-owned subsidiaries of Incannex US. It is intended that Incannex US will be a publicly reporting company in the U.S and its shares will be listed for trading on the Nasdaq promptly following the implementation of the Share Scheme. Incannex US will be quoted on the Nasdaq using Incannex's existing ADS ticker code, "IXHL".

The Board has prepared a Scheme Booklet in relation to the Proposed Schemes of Arrangement between Incannex and the Shareholders and Incannex and the Optionholders in relation to the proposed re-domicile of Incannex in the United States ("**Scheme Booklet**").

1.3 Approach to our assessment

In evaluating the best interest of the Shareholders and the best interest of the Optionholders of the Proposed Re-domicile Transaction, we considered the requirements of the Act 2001 and relevant Regulatory Guides issued by the Australian Securities and Investments Commission ("**ASIC**"), which provide guidance on interpretation.

Section 412(1) of the Act 2001 requires that an explanatory statement issued in relation to a proposed scheme of arrangement under Section 411 of the Act 2001 includes information that is material to the making of a decision by a member or an option holder as to whether or not to approve the relevant proposal.

Part 3 of Schedule 8 of the Corporations Regulations specifies that the explanatory statement to be sent to Shareholders and Optionholders must include a report prepared by an expert where either:

- The other party to the scheme of arrangement of the company the subject of the scheme holds at least 30% of the voting shares in that company; or
- The parties to the proposed scheme have one or more common directors.

The independent expert must state whether, in the expert's opinion, the schemes of arrangement is in the best interest of the members of the body the subject of the scheme and set out the expert's reasons for forming that opinion.

Such an independent expert report ("**IER**") is required to be prepared in the current circumstances as it is intended that Incannex and Incannex US will retain the same directors following completion of the Proposed Re-domicile Transaction.

In undertaking our work we had regard to the guidance provided by ASIC in its Regulatory Guides and in particular Regulatory Guide 111 'Content of Expert Reports' ("**Regulatory Guide 111**") which provides that the primary matter to be considered by us in forming our opinion is whether the Proposed Re-domicile Transaction is "in the best interest" of Incannex Shareholders and is "in the best interest" of Incannex Optionholders.

We understand while completion of the Proposed Schemes of Arrangement will involve a change in control in that Incannex US will ultimately hold the assets of Incannex, the underlying economic interest of Incannex Shareholders and Incannex Optionholders in eligible jurisdictions will be virtually unchanged as a result of

the Proposed Schemes of Arrangement, that is, Incannex Shareholders, and Incannex Optionholders, as a whole, will effectively retain virtually the same existing ownership interests in the underlying assets of Incannex.

Therefore, for the purposes of this Report, we do not consider it appropriate to treat the Proposed Schemes of Arrangement as a control transaction because of the absence of a change in ownership of the underlying assets currently held by the Incannex Group.

Regulatory Guide 111 indicates the principles and matters which it expects a person preparing an IER to consider when providing an opinion. Although Regulatory Guide 111 does not specifically address re-domicile schemes of arrangement, Regulatory Guide 111 does distinguish between the analysis required for control transactions and other transactions.

- Regulatory Guide 111.35 and 111.36 state that in the absence of a change of control, change in the underlying economic interest of security holders or selective treatment of different security holders, the issue of 'value' may be of secondary importance, and that in these circumstances, the expert should provide an opinion as to whether the advantages of the transaction outweigh the disadvantages;

- Regulatory Guide 111.37 states that where such a transaction involves a scheme of arrangement and the expert concludes that the advantages of the transaction outweigh the disadvantages, the expert should conclude that the scheme is "in the best interests" of the members; and

- Whilst the method for evaluating the transaction contemplated by the Share Scheme or Option Scheme is not specified in Regulatory Guide 111, Regulatory Guide 111 sets out that any assessment by an expert should focus on the substance of the transaction rather than its legal form.

It is noted that each Proposed Scheme of Arrangement is conditional on Findex's opinion of that Proposed Scheme of Arrangement, so that if the disadvantages of the Share Scheme outweigh the advantages to the Shareholders of Incannex then neither of the Proposed Schemes of Arrangement will proceed and if the disadvantages of the Option Scheme outweigh the advantages to the Optionholders of Incannex, the Option Scheme will not proceed. References to the Proposed Re-domicile Transaction and Proposed Schemes of Arrangement will be used interchangeably throughout this Report.

Incannex Shareholders and Incannex Optionholders, as a whole, are assessed as being, on balance, better off if the Proposed Re-domicile Transaction proceeds than if it does not.

This Report is addressed only to the holders of Incannex Shares ("**Shareholders**") and the holders of Incannex Options ("**Optionholders**"). We provide no opinion on the Proposed Re-domicile Transaction to Shareholders or Optionholders whose addresses are outside of Incannex share registry or are considered ineligible foreign holders. Refer to **Section Important Notices – Notice to non-Australian Shareholders and Optionholders** in the Scheme Booklet for details surrounding addresses outside of Incannex share or options register (as applicable).

This Report does not constitute legal advice or representation, nor taxation advice. **Annexure I – Comparison of Australian and United States Legal Regimes** of the Scheme Booklet contains a description of a number of the key differences between the Australian and Delaware corporate legal

regimes and their implications for shareholders of Incannex US. It is important for readers to consult with a legal or other professional for advice tailored to their specific circumstances.

2 Summary of the Proposed Re-domicile Transaction

In forming an opinion as to whether the Proposed Re-domicile Transaction and ultimately the Share Scheme will be in the best interest of Incannex Shareholders and the Option Scheme will be in the best interest of Incannex Optionholders we have considered the advantages and disadvantages of the Proposed Schemes of Arrangement.

2.1 The Share Scheme is 'in the best interest' of Shareholders

In our opinion, we have concluded that the advantages of the Share Scheme do outweigh the disadvantages, and accordingly the Share Scheme 'is in the best interest' of Shareholders.

2.2 The Option Scheme is 'in the best interest' of Optionholders

In our opinion, we have concluded that the advantages of the Option Scheme do outweigh the disadvantages, and accordingly the Option Scheme 'is in the best interest' of Optionholders.

We set out the advantages, disadvantages and other matters relating to the Proposed Re-domicile Transaction per **Section 5.1, 5.2 and 5.3,** respectively.

[This space has intentionally been left blank.]

FINDEX

This letter should be read in conjunction with the detailed Report and appendices as attached. Unless the context requires otherwise, references to "we", "our" and similar terms refer to Findex.

Our limitations and reliance on information, including financial statements, is set out in **Section 4.3**.

For the avoidance of doubt:

- The term "FY" refers the years ended 30 June;
- All figures are in "AUD" unless otherwise stated;
- A number of figures, amounts, percentages, prices, estimates, calculations of value and fractions are subject to the effect of rounding; and
- "Cps" refers to cents per share.

Please do not hesitate to contact us if you have any enquiries.

Yours sincerely,

Findex Corporate Finance (Aust) Ltd

Findex Corporate Finance (Aust) Ltd

Disclaimer
Liability limited by a scheme approved under Professional Standards Legislation.

Findex Corporate Finance (Aust) Ltd and its affiliates are not responsible or liable for any acts or omissions of Findex or any other member of Findex and specifically disclaim any and all responsibility or liability for acts or omissions of Findex or any other Findex member.

Findex Corporate Finance (Aust) Ltd ABN 95 001 508 363 AFSL No. 239170

Table of Contents

3 The Proposed Re-domicile Transaction

3.1 Overview of the Proposed Re-domicile Transaction

Following completion of the Proposed Re-domicile Transaction, Incannex US (a newly-formed company incorporated in the State of Delaware in the United States for the sole purpose of the re-domiciliation) will become the new holding company of Incannex and parent company of the Incannex Group.

Assuming that the Proposed Schemes of Arrangement are approved by the Requisite Majority of Shareholders and Optionholders (as applicable) and the Federal Court and all other conditions to the Proposed Schemes of Arrangement are satisfied or (where applicable) waived:

- Incannex US will acquire all of the Shares and, in exchange, Share Scheme Participants will receive the Share Scheme Consideration (in the form of Incannex US Shares) representing an equivalent proportional interest in Incannex US as they held in Incannex prior to the implementation of the Proposed Transaction (subject to the Sale Facility, refer to **Section 5.6** of the Scheme Booklet);

- All of the Options will be cancelled in exchange for Incannex US issuing to Option Scheme Participants in eligible jurisdictions the Option Scheme Consideration (in the form of Incannex U.S Options which will essentially be on the same economic terms as the Options); and

- The existing listing of Incannex on ASX (ASX:IHL as its primary listing) and on Nasdaq (Nasdaq: IXHL as its secondary listing) will be replaced with a new listing of Incannex US Shares on Nasdaq (as its sole listing). Incannex U.S Shares will be quoted on Nasdaq using Incannex's existing ADS ticker code, "IXHL".

Per the Scheme Booklet, if the Schemes of Arrangement become effective:

- Share Scheme Participants who hold Scheme Shares (other than the Australian custodian for the ADS Depositary, an Ineligible Foreign Holder or a Non-Electing Small Parcel Holder) will receive one Incannex US Share for every 100 Scheme Shares held by that Share Scheme Participant on the Record Date;

- The ADS Depositary (who holds Incannex Shares for the benefit of the ADS Holders) will receive one Incannex US Share for every 100 Scheme Shares deposited on the Record Date; and

- Incannex US will procure that the ADS Depositary delivers (by way of exchange) such Incannex US Shares to the ADS Holders on the basis of one Incannex US Share for every four Incannex ADSs held on the Record Date. (**"Share Scheme Consideration"**).

The Scheme Booklet also provides guidance for Ineligible Foreign Holders and Non-Electing Small Parcel Holders. If the Share Scheme becomes Effective, on the Implementation Date, the Incannex Shares held by Ineligible Foreign Holders and Non-Electing Small Parcel Holders on the Record Date will be transferred to Incannex US and Incannex US Shares which would have been issued to these Shareholders as Share Scheme Consideration, will be issued to the Sale Agent. In respect of Ineligible Foreign Holders or Non-Electing Small Parcel Holders, Incannex US must procure that the Sale Agent sells those Incannex US Shares as soon as reasonably practicable and, in any event, within 30 Business Days following the Implementation Date and remits the net sale proceeds (minus applicable taxes, stamp duty, charges, brokerage costs and other selling costs) to Incannex US. Incannex US must then promptly remit to Ineligible Foreign Holders and Non-Electing

Small Parcel Holders their pro rata share of the net proceeds from the sale of such Incannex US Shares sold through the Sale Facility.

Further details about the Share Scheme Consideration, Ineligible Foreign Holders and Non-Electing Small Parcel Holders are set out in the Scheme Booklet per **Sections 5.2, 5.4 and 5.5**, respectively. Shareholders should also refer to **Section 10** of the Scheme Booklet for important information in relation to certain Australian and United States tax implications of the Schemes (particularly, as applicable to the Share Scheme).

At the date of this Report:

- Incannex had 1,582,277,020 Incannex Shares on issue;
- Incannex had 4,733,337 Incannex Shares subject to voluntary escrow; and
- Incannex had 232,565,286 existing Incannex Options on issue and no other shares or options on issue.

It is important to note, the Option Scheme is conditional on the approval of the Share Scheme, so that if the Share Scheme Resolution is not passed or the Share Scheme is not approved by the Federal Court, no Proposed Scheme of Arrangement will be implemented. Please refer to **Section 3 Frequently Asked Questions** of the Scheme Booklet for details.

4 Scope of report

4.1 Purpose of the report

As previously discussed in **Section 1.2**, the Board is intending to re-domicile Incannex from Australia to the U.S via the Proposed Re-domicile Transaction and list all shares solely on the Nasdaq via a Scheme of Arrangement pursuant to Part 5.1 of the Act 2001. On implementation of the Proposed Schemes of Arrangement, a new company in the U.S, Incannex Healthcare Inc., will become the new parent entity of the Incannex Group, as announced by Incannex on 10 July 2023. We understand there will be two Schemes of Arrangement previously referenced as the Share Scheme and Option Scheme, and collectively referred to as Proposed Schemes of Arrangement.

The Directors of Incannex have appointed Findex Corporate Finance (Aust) Ltd ("**Findex**") to prepare an Independent Expert's Report expressing our opinion as to whether or not the Proposed Re-domicile Transaction and ultimately the Share Scheme is in the best interest of the Shareholders and the Option Scheme is in the best interest of the Optionholders in their considerations of whether or not to approve their respective Proposed Scheme of Arrangement.

As noted above, Incannex US, being a new U.S company incorporated in Delaware will become the ultimate parent of the group of companies within Incannex, following implementation of the Proposed Schemes of Arrangement. Incannex and all subsidiaries will become wholly-owned subsidiaries of Incannex US. It is intended that Incannex US will be a publicly reporting company in the U.S and its shares will be listed for trading on the Nasdaq promptly following the implementation of the Share Scheme. The common stock of Incannex US will be quoted on the Nasdaq using Incannex's existing ADS ticker code, "IXHL".

The Board has prepared a Scheme Booklet in relation to the Proposed Schemes of Arrangement between Incannex and the Shareholders and Incannex and the Optionholders in relation to the proposed re-domicile of Incannex in the United States ("**Scheme Booklet**").

Findex have been appointed by the Directors of Incannex to prepare an Independent Expert's Report expressing our opinion as to whether or not the Proposed Re-domicile Transaction and ultimately the Share

Scheme is in the best interest of the Shareholders and the Option Scheme is in the best interest of the Optionholders. We will express our opinion regarding the Proposed Re-domicile Transaction, to assist those Shareholders and Optionholders as to whether or not to approve their respective Proposed Scheme of Arrangement.

This Report will form part of Incannex's Scheme Booklet to be sent to Incannex Shareholders and Optionholders.

The ultimate decision whether or not to approve a Proposed Scheme of Arrangement should be based on each Incannex Shareholder's and each Incannex Optionholder's assessment of their own circumstances. The factors which Incannex Shareholders and Incannex Optionholders should have regard to in making this assessment include (but are not limited to) their risk profile, individual financial and taxation circumstances, expectations as to the value of Incannex Shares or the value of Incannex Options and future share market conditions.

Each of the Share Scheme and the Option Scheme must also be approved by the Federal Court of Australia ("**Federal Court**").

Incannex Shareholders and Incannex Optionholders should read the Scheme Booklet issued by Incannex in relation to the Proposed Schemes of Arrangement. If Incannex Shareholders or Incannex Optionholders are in doubt about the action they should take in relation to the Proposed Re-domicile Transaction, and ultimately the decision regarding their respective Proposed Scheme of Arrangement, they should seek independent professional advice.

4.2 Basis of Evaluation

In undertaking our work we had regard to the guidance provided by ASIC in its Regulatory Guides and in particular Regulatory Guide 111 'Content of Expert Reports' ("**Regulatory Guide 111**") which provides that the primary matter to be considered by us in forming our opinion is whether the Proposed Re-domicile Transaction is "in the best interest" of Incannex Shareholders and is "in the best interest" of Incannex Optionholders.

In evaluating the best interest of Shareholders and Optionholders, we have considered the requirements of the Act 2001 and relevant Regulatory Guides issued by ASIC, which provide guidance on interpretation, although we note that there is no legal definition of the expression 'in the best interest'.

We understand while completion of the Proposed Schemes of Arrangement will involve a change in control in that Incannex US will ultimately hold the assets of Incannex, the underlying economic interest of Incannex Shareholders and Incannex Optionholders in eligible jurisdictions will be virtually unchanged as a result of the Proposed Schemes of Arrangement, that is, Incannex Shareholders, and Incannex Optionholders, as a whole, will effectively retain virtually the same existing ownership interests in the underlying assets of Incannex.

In determining the most suitable approach for evaluating the Proposed Re-domicile Transaction (including the Proposed Schemes of Arrangement), we took into consideration specific attributes and aspects inherent to the Proposed Re-domicile Transaction itself.

Therefore, for the purposes of this Report, we do not consider it appropriate to treat the Proposed Schemes of Arrangement as a control transaction because of the absence of a change in ownership of the underlying assets currently held by the Incannex Group.

Regulatory Guide 111 indicates the principles and matters which it expects a person preparing an IER to consider when providing an opinion. Although Regulatory Guide 111 does not specifically address re-domicile

schemes of arrangement, Regulatory Guide 111 does distinguish between the analysis required for control transactions and other transactions.

- Regulatory Guide 111.35 and 111.36 state that in the absence of a change of control, change in the underlying economic interest of security holders or selective treatment of different security holders, the issue of 'value' may be of secondary importance, and that in these circumstances, the expert should provide an opinion as to whether the advantages of the transaction outweigh the disadvantages;

- Regulatory Guide 111.37 states that where such a transaction involves a scheme of arrangement and the expert concludes that the advantages of the transaction outweigh the disadvantages, the expert should conclude that the scheme is "in the best interests" of the members; and

- Whilst the method for evaluating the transaction contemplated by the Scheme is not specified in Regulatory Guide 111, Regulatory Guide 111 sets out that any assessment by an expert should focus on the substance of the transaction rather than its legal form.

Incannex Shareholders and Optionholders, as a whole, are assessed as being, on balance, better off if the Proposed Re-domicile Transaction proceeds than if it does not.

We have considered the advantages and disadvantages in relation to the Proposed Re-domicile Transaction (including the Proposed Schemes of Arrangement), and whether or not the Share Scheme is in the best interest of the Incannex Shareholders and whether or not the Option Scheme in the best interest of the Incannex Optionholders. In doing so, we have considered the following:

- Advantages of the Proposed Re-domicile Transaction to Shareholders and Optionholders (refer to **Section 5.1**);

- Disadvantages of the Proposed Re-domicile Transaction to Shareholders and Optionholders (refer to **Section 5.2**); and

- Other matters relating to the Proposed Re-domicile Transaction to Shareholders and Optionholders (refer to **Section 5.3**).

Findex's opinion on the Proposed Re-domicile Transaction is set out in **Section 5.4**.

4.3 Limitations and Reliance on Information

Findex's opinion is based on economic, share market, business and trading conditions prevailing at the date of this Report. These conditions can change significantly over relatively short periods. If they did change materially, our opinion surrounding the advantages and disadvantages of the Proposed Re-domicile Transaction could vary significantly. Should we become aware of any factors that alter our assumptions as given, we reserve the right to alter our Report.

This Report is based upon financial and non-financial information provided by Incannex. Findex has used and relied on this information for the purposes of its analysis.

Findex has considered and relied upon the information provided by Incannex, and has no reason to believe that any material facts have been withheld. The information provided by Incannex has been evaluated through analysis, inquiry and review for the purposes of forming an opinion as to whether the Share Scheme is in the best interest of the Shareholders of Incannex and whether the Option Scheme is in the best interest of the

Optionholders of Incannex. Findex does not warrant that its inquiries have identified or verified all of the matters that an audit, extensive examination or due diligence investigation might disclose.

To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, continuous disclosure rules, regulations, and policies, Findex:

- Assumes no responsibility and offers no legal opinion or interpretation on any issue; and
- Has generally assumed that matters such as title, compliance with laws and regulations and contracts in place are in good standing and will remain so and that there are no legal proceedings, other than as publicly disclosed.

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5 Evaluation of the Proposed Re-domicile Transaction

In forming an opinion as to whether the Re-domicile Transaction will be in the best interests of Incannex Shareholders and in the best interests of Incannex Optionholders we have considered the advantages and disadvantages of the Proposed Schemes of Arrangements, as set out in the following sections.

5.1 Advantages of the Proposed Re-Domicile Transaction to the Shareholders and Optionholders

5.1.1 Improved access to lower-cost of equity capital in the U.S markets

Currently the U.S equity capital markets are the largest and most diverse capital markets in the world, in comparison to the Australian capital markets, and thus, it is expected that the re-domiciliation will enable future growth to be financed at a lower-cost of equity. Incannex US will have direct access to the U.S capital markets, providing access to a broader investor base which may increase the trading volume in Incannex US compared to historical traded volumes on the ASX.

The Proposed Re-domicile Transaction for Incannex is expected to have several benefits including:

- Incannex US may have increased levels of attractiveness directly to a broader U.S investor pool, whom are unable to invest in non-US securities or ADS;
- Growth development opportunities due to U.S markets being larger and more diverse than Australian capital markets, thus, enabling future growth to be financed at a lower cost of equity capital, and if required, a potentially lower cost of debt capital if commercialisation commences;
- Increased demand due to exposure of Incannex US Shares with the inclusion into various U.S stock market indices such as Russell 2000 and Standard and Poor's ("**S&P**") Total Market, ultimately increasing the broader U.S investor pool. We note on 6 September 2022, the ASX announced the company was included in the S&P / ASX 300 Index by S&P Dow Jones, effective prior to the ASX open on 19 September 2022. ASX recently announced on 1 September 2023, Incannex has been removed from the S&P / ASX 300 Index, effective prior to the ASX open on 18 September 2023; and
- Lower cost of equity indicates investors may perceive Incannex US as less risky, potentially resulting in a higher stock price and less dilution for Shareholders during future capital raises.

As of July 2023, the ASX had a total of 2,247 listed entities[1] (includes Domestic and Foreign entities) with a market capitalisation of $A2.6 trillion, while the Nasdaq has over 3,300 listed entities with a market capitalisation of $USD21.3 trillion[2].

Illustrated in **Table 1** below is a comparison between the Nasdaq and ASX, reporting the number of public follow-on offerings over the last twelve months from 30 August 2023 within the pharmaceutical segment. We have omitted Initial Public Offerings ("**IPOs**") and other offerings to facilitate a direct and comparable analysis. We note the total transaction value of public follow-on offerings for the Nasdaq raising $A4.4 billion, compared to the ASX at $A151 million within the pharmaceutical segment.

[1] https://www.asx.com.au/about/market-statistics/historical-market-statistics
[2] https://focus.world-exchanges.org/issue/august-2023/market-statistics

Table 1 – Nasdaq and ASX Equity Capital Raises by Pharmaceutical Industry

Incannex Healthcare Limited Nasdaq and ASX Equity Capital Raises by Pharmaceutical Industry			
	Unit	Nasdaq	ASX
Total number of public follow-on offerings	*# of companies*	69	43
Total transaction value	*A$'000*	4,391,000	150,826
Average equity capital raised	*A$'000*	63,638	3,508
Total market capitalisation of companies	*A$'000*	31,695,000	2,535,100

Source: Capital IQ last twelve months from 30 August 2023

The ASX have classified Incannex into the Pharmaceuticals, Biotechnology & Life Sciences industry group, with the primary industry being Pharmaceuticals[7].

Accordingly, if the Proposed Re-domicile Transaction is approved and implemented Incannex US will have exposure to larger and more diverse financial markets resulting in improved access to lower-cost of equity capital and if required, potentially lower-cost of debt capital relative to Incannex being primary listed on the ASX.

5.1.2 *Increased alignment with other prominent pharmaceutical companies listed on the Nasdaq*

It is expected that the Proposed Re-domicile Transaction will increase alignment with other prominent pharmaceutical companies already listed on the Nasdaq which can enhance the group's visibility and reputation within the industry, making it more attractive to potential investors, strategic partners and other stakeholders.

Illustrated in the **Figure 1** below are the number of public companies operating in the comparable industries to Incannex classified under Biotechnology, Life Sciences Tools & Services and Pharmaceuticals. As of 30 August 2023, we observe that the Nasdaq has a total of 607 publicly listed companies, surpassing the count of such companies on the ASX. As mentioned above, Incannex currently is a Pharmaceutical classified company, with 38 remaining peers on the ASX, compared to 150 pharmaceutical companies currently trading on the Nasdaq. The Nasdaq in comparison to the ASX pharmaceutical segment is 3.8 times larger based upon number of public company participants, suggesting the Proposed Re-domicile Transaction may increase alignment with a greater number of prominent pharmaceutical companies listed on the Nasdaq.

5.1.3 Figure 1 – Nasdaq and ASX companies by Industry


ASX
39
9
38
NASDAQ
150
53
490
0
50
100
150
200
250
300
350
400
450
500
Incannex operating segment
Pharmaceuticals
Life Sciences Tools and Services
Biotechnology

Source: Capital IQ at 30 August 2023

[7] https://www.asx.com.au/markets/company/ihl

5.1.4 Simplified corporate structure and increased U.S attractiveness

The Proposed Re-domicile Transaction will result in a more simplified group structure once finalised. Currently Incannex's leading drug candidates are in clinical stages of development with initial target addressable market located in the United States.

It is expected that the Proposed Re-domicile Transaction will simplify the corporate structure and allow the Incannex team greater familiarity with legislative and regulatory requirements in the United States. From an investor and employee perspective, it will provide a familiar time zone, U.S corporate structure and an exclusive Nasdaq listing will allow more attraction, transparency and communication with the U.S.

The simplified corporate structure may raise attractiveness to U.S market participants, for example, a U.S domiciled business would possess a comparable corporate structure, resulting in a potential simplified transaction, with lower cost of capital and cost associated with tax considerations and advice relating to the potential transaction. The barriers to a potential transaction entry for an acquisition of a foreign entity would likely result in higher transaction costs relating to transaction due-diligence, administration and compliance.

The simplified corporate structure will result in a reduction of costs associated with compliance, reducing external audit fees by having only one audit, undertaken by a U.S Auditor. For instance, the remuneration/fees of Australian Auditors were $97,750 and $108,138 for FY23 and FY22 respectively. If the Proposed De-domicile Transaction is approved, Incannex US will be a domestic public company only in the U.S jurisdiction and only be registered for the common stock under the Securities Exchange Act of 1934 ("**Exchange Act**"), compared to the Corporations Act 2001. As a result, Incannex US domestic status in the U.S will only be required to prepare its financial statements under U.S GAAP, and no requirement to prepare financial statements in accordance with Australian International Financial Reporting Standards ("**AIFRS**"). Additionally, Incannex US will only be required to file its financial statements with the United States Securities and Exchange Commission ("**SEC**"), as prior to the Proposed Re-domicile Transaction, the Company is required to file its financial statements with both ASIC and the SEC. Given the single reporting requirement of Incannex US under U.S GAAP, Incannex US will able to avoid duplication of costs, resourcing, risk and compliance, compared with the existing dual listing of Incannex. The Board advised there will be immaterial differences in the reporting standards, mentioned above.

If the Proposed Re-domicile Transaction is approved, Shareholders will continue to receive financial statements from Incannex US, which will continue to be made public via the Company's website and the SEC.

ADSs also incur depositary fees, while holders of common stock as a U.S citizen do no incur any depository fees paid to an ADS depository.

5.1.5 Broader U.S investor pools

As mentioned above, currently the U.S equity capital markets are the largest and most diverse capital markets in the world, in comparison to the Australian capital markets, and thus, it is likely the re-domicile will enable future growth to be financed at a lower-cost of equity. Incannex US will have direct access to the U.S capital markets providing access to a broader investor base which may increase the trading volume of Incannex US compared to historical traded volumes on the ASX.

As of July 2023, the ASX had a total of 2,247 listed entities[4] (includes Domestic and Foreign entities) with a market capitalisation of $A2.6 trillion, while the Nasdaq has over 3,300 listed entities with a market capitalisation of $USD21.3 trillion[5].

---

[4] https://www.asx.com.au/about/market-statistics/historical-market-statistics
[5] https://focus.world-exchanges.org/issue/august-2023/market-statistics

It is expected that the Proposed Re-domicile Transaction will result in increased demand and access for, and liquidity of, Inncanex US securities in the U.S, due to the likelihood of a U.S capital market participant investing in a U.S incorporated company on a U.S brokerage platform, in comparison to purchasing an ADS issued on behalf of an Australian incorporated company with its primary listing on the ASX.

The Board has received greater demand from U.S Investment Funds compared to Australian Investment Funds. Due to the lack of liquidity from ADSs, various U.S Investment Funds have chosen not to, or are unable to invest in public companies that are not incorporated in the U.S or form part of a U.S Index. Incannex US will be a Delaware incorporated entity in the U.S and U.S Investment funds will be able to participate, and thus expanding to a broader U.S investor pool. By increasing the availability of liquidity for institutional investors, Incannex US can accelerate growth and raising capital at a lower cost of equity, as referenced in **Section 5.1.1**.

The Board has advised over the last 18 months of engaging with the U.S investor community since Incannex has been dual listed on both ASX and Nasdaq, witnessing an increase in investor demand demonstrated by IXHL ADS traded the equivalent of 160 million IHL shares in one day of trade on 6 of July 2023. Prior to the Proposed Re-domicile Transaction, Incannex has less than 1.5% of securities trading as ADSs in the U.S and has provided limitations on expanding capital allocation to Incannex. We understand that very few Australian Brokers can trade ADSs, and thus, creating an inherent barrier to entry for U.S investors. If the Proposed Re-domicile Transaction is approved, most online trading platforms can facilitate direct market access to trading U.S shares. Incannex US being solely listed on the Nasdaq will provide a cohesive single market with an appropriate level of liquidity.

5.1.6 Enhanced regulatory pathway

It is expected that upon approval of the Proposed Re-domicile Transaction, there will be an enhanced regulatory pathway for the Incannex Group's pharmaceutical products through direct access to FDA resources, guidance and expertise. The FDA operates in various locations across the U.S with the main headquarters in Silver Spring, Maryland. The FDA operates numerous field laboratories across the U.S including in areas like: San Francisco, Irvine, Alameda, Lenexa, Bothell, Winchester, Dauplan Island and several others.

Currently two non-executive directors are located in New York to strengthen investment banking relationships as well as relationships with the FDA. On 22 August 2023, Incannex announced the completion of the FDA's review for the IND Application for IHL-42X for OSA, as a result, Incannex will conduct an Investigative New Drug ("**IND**") opening pivotal Phase 2/3 clinical trial in the U.S. The Board advised there will be 47 trial sites, with 80% of the trial sites located in the U.S over a 52-week treatment period.

5.1.7 Improved collaborative opportunities with the FDA

We note Incannex US will be located within close proximity with the FDA in the U.S.

The U.S FDA has completed the review of IND Application for IHL-42X, announced by the Board on 22 August 2023, and as a result, Incannex will continue the start-up process for a blended Phase 2/3 clinical trial. The Board announced preparation of the FDA IND application for psilocybin-assisted psychedelic psychotherapy program, Psi-GAD. We understand the Board are committing a large portion of their development efforts and resources to ensuring a successful development and FDA New Drug Application ("**NDA**"), as well as continuing to open an IND with the FDA with the remaining drug candidate portfolio.

Re-domiciling from Australia to the U.S is consistent with the Board's strategy to improve collaborative opportunities with the FDA.

Currently the U.S are experiencing an opioid crisis, with a reported c. 105,000 number of annual drug overdose deaths relating to opioids.[6] The FDA has acknowledged the opioid crisis and is currently raising awareness and targeting the combatting of opioid overdosing with the mandate to increase access to Naloxone, which is marketed on the FDA website homepage at the date of this Report.[7] Naloxone is a temporary treatment for opioid overdoses during an emergency. Incannex through their acquisition of APIRx Pharmaceuticals USA LLC, lead drug candidate CannQuit-O™ which is a patented chewing gum combining cannabinoids with opioid agonist and / or antagonists[8] to combat opioid addictions. We believe CannQuit-O™ will also act as an additional entry point for greater collaborative opportunities with the FDA, with the FDA placing emphasis on the U.S opioid epidemic.

Incannex US will also have further collaborative opportunities as the FDA works closely with drug manufacturers to prevent or reduce any impacts of shortages. The Proposed Re-domicile Transaction will enable opportunities to collaborate with FDA regarding mitigating the risk and raise awareness of any future drug compound / drug constituents shortages, which can cause severe delays on global clinical trials.

5.1.8 *Ability to benchmark against US peer groups*

The Nasdaq is the second largest equity capital market in the world by market capitalisation of 22.21 trillion USD[9] with investment banks and independent sell-side equity research firms often comparing operations of companies, size of target market, business model, industry, status of clinical trials in order to complete initiation reports and valuations of companies. The Board has advised currently there are two interested U.S investment banks in the process of an initiation report. Conversely, in Australia, interest levels, due to the lack of industry experience in cannabinoid and psychedelics, exposure and perhaps disparity in culture has resulted in minimum levels of coverage within the cannabinoid and psychedelic sector.

With completion of the Proposed Re-domicile Transaction and business operations remaining consistent, Incannex US will provide more seamless comparable company analysis and benchmarking against their peers once domiciled in the U.S and listed solely on the Nasdaq.

5.2 Disadvantages of Proposed Re-domicile Transaction to Shareholders and Optionholders

5.2.1 *The shareholder rights and protections of Incannex US common shares are different to the rights and protections of existing Incannex shares*

Incannex US is governed by the laws of the State of Delaware, US Federal Securities law, Nasdaq listing rules and Incannex US's certificate of incorporation and by-laws. Australian investors will also be regulated by the U.S legal system should any dispute arise and may incur significant costs to Australian investors. Despite this, Australian Shareholders will be able to seek enforcement of the laws in the same manner as a U.S Shareholder.

Incannex US Shareholders may be exposed to litigation risk whereby U.S Shareholders are able to lodge class action lawsuits on the individual's behalf or on behalf of other Shareholders to enforce a resolution of shareholder dispute. As a result, material legal costs, and costs to the Incannex brand and reputation may impact the share price of the company.

Incannex US Shareholders, pursuant to the prevailing Delaware and U.S. statutory frameworks upon completion of the Proposed Re-domicile Transaction, may anticipate a diminished scope of takeover

[6] https://www.cdc.gov/nchs/nvss/vsrr/drug-overdose-data.htm
[7] https://www.fda.gov/
[8] https://www.incannex.com/clinical-trials/cannquit-o/
[9] https://www.statista.com/statistics/270126/largest-stock-exchange-operators-by-market-capitalization-of-listed-companies/

protections in comparison to those safeguards afforded under Australian jurisprudence. Incannex, being listed in Australia, operates under the purview of the takeover provisions defined in the Corporations Act 2001. These provisions are crafted to safeguard the rights of minority Shareholders in circumstances involving a change of control or acquisitions surpassing a 20% threshold. Moreover, these provisions restrict the Board's discretion in implementing defensive strategies that could potentially impede competitive control over the Company.

5.2.2 *Franking credits*

If the Schemes of Arrangements are approved and implemented, Australian-based shareholders may not be able to benefit from franking credits post the Proposed Re-domicile Transaction, as Incannex US will no longer be an Australian tax resident, and Incannex US's future primary income will be derived from the U.S. We note that to date no dividends have been paid to shareholders, given the Company's stage of maturity.

We strongly recommend that all Incannex Shareholders review **Section 10** in the Scheme Booklet and if necessary, obtain their own tax advice. Individual securityholders' tax implications have not been considered, and should there be any uncertainty, seeking the counsel of an independent tax expert would be advised.

5.2.3 *Future shareholder returns may be subject to increased foreign exchange risk*

The remittance of prospective dividends and/or returns of capital effected by Incannex US to Shareholders domiciled in Australia, shall be vulnerable to currency fluctuation, encompassing both advantageous and disadvantageous shifts, contingent upon the future variances in the foreign exchange rate between the U.S and Australia, dependant upon the macroeconomic environment and strength of the denominated currencies.

5.2.4 *Ineligible foreign shareholder and small parcel holders shares realised, will incur brokerage and may have tax implications*

Shareholders deemed "Ineligible Foreign Shareholders" per the Scheme Booklet will be obligated to sell their Incannex US Shares, which they might have otherwise retained, via a systematic process at the then-current Nasdaq share price, executed by an appointed Agent (referred to as the Sale Agent) through the Sale Facility. This process will be implemented regardless of any desire these Shareholders might have had to retain their stake in the Incannex Group's assets.

5.2.5 *Increase in short term volatility in share price*

Due to the Proposed Re-domicile Transaction, the Company will transition into a foreign entity for Australian investors, with Incannex US solely listed on the Nasdaq. In contrast to the period before the Proposed Re-domicile Transaction creating restrictions for U.S institutional investors, Australian institutional and other Australian investors might, based on specific investment criteria, sell their common shares in the Company. An example of such criteria might be a mandate to invest solely in Australian-domiciled public companies listed on the ASX. Consequently, this could induce short-term fluctuations in Incannex's share price as investors aim to recalibrate their equities portfolio.

5.2.6 *Short selling market*

Notwithstanding the potential for Incannex US to enjoy extended market visibility courtesy of two U.S investment banks showing interest in creating an initiation report (as noted in **Section 5.1.7**), this could also lead to a heightened risk of short interest or short selling activity, a consequence of being exclusively listed on the Nasdaq. This concern is underscored by the fact that over a period of six months in 2022, short sellers

earned a substantial profit of $US291.4 million from the Canopy Growth Corp (traded as "**Nasdaq:CGC**"), a company that witnessed a significant short percent float of 20.8%[15].

5.2.7 *Results should the Proposed Re-domicile Transaction not proceed*

If the Share Scheme is not approved, the Proposed Re-domicile Transaction is not implemented, Incannex will remain as an Australian domiciled company. In this event, the advantages and disadvantages identified in this report will not materialise. Incannex Shareholders and Incannex Optionholders will continue to hold their interests in Incannex and the underlying assets of the Incannex group of companies. Irrespective of whether the Proposed Schemes of Arrangement are approved or not, a significant portion of the costs relating to the Proposed Re-domicile Transaction would have been incurred.

5.3 Other matters relating to the Proposed Re-domicile Transaction

We have considered other matters which do not necessarily qualify as advantages or disadvantages of the Proposed Re-domicile Transaction, however we consider it appropriate to consider the other matters in arriving at our opinion:

5.3.1 *Tax implications for Incannex Shareholders associated with the Proposed Re-domicile Transaction*

If the Proposed Schemes of Arrangement are approved and implemented, some Incannex Shareholders may face tax implications. The Board has looked into these tax effects, and you can find a summary in **Section 10** of the Scheme booklet.

We strongly recommend that all Incannex Shareholders review **Section 10** in the Scheme Booklet and if necessary, obtain their own tax advice. Individual securityholders' tax implications have not been considered, and should there be any uncertainty, seeking the counsel of an independent tax expert would be advised.

5.3.2 *Implementation costs related to the Proposed Re-domicile Transaction*

The Proposed Re-domicile Transaction will lead to several expenses, including professional consultancy charges and fees owed to regulatory bodies. Nevertheless, by the time of the Scheme meeting, most of these costs will have already been incurred. Refer to **Section 2.2** of the Scheme Booklet.

5.3.3 *Protection of Shareholders and Optionholders under the new jurisdiction could be reduced*

Incannex US is a company established in Delaware, operating under a variety of U.S. regulations, including the Delaware General Corporation Law, US federal securities laws, NASDAQ Listing Rules, and Incannex US's foundational documents such as its certificate of incorporation and by-laws. These rules may differ from those stipulated by the Corporations Act 2001. For example, under Delaware and US legal frameworks, Scheme Shareholders and Optionholders might experience lessened protections against takeovers compared to those guaranteed by Australian regulations.

Currently, Incannex adheres to the takeover stipulations of the Corporations Act, designed to safeguard minority Shareholders during potential shifts in control. This Act constrains any individual's voting power from crossing the 20% threshold or any growth within the 20% to 90% range, though certain exceptions exist. Such exceptions encompass acquisitions under specific arrangements or takeover bids. In situations involving takeover bids or distinct arrangements, all Shareholders must be extended uniform terms, and the Corporations Act delineates certain schedules, disclosure obligations, and other mandates. This restricts the

[15] https://markets.businessinsider.com/news/stocks/cannabis-stock-short-sellers-have-307m-in-profits-so-far-in-2022-1031591301

ability of Incannex's Board to employ defensive measures that might diminish the chances of a takeover materialising.

According to Delaware Corporation Law's Section 203, if an entity acquires 15% or more of Incannex US's voting shares (thus becoming an Interested Holder) without the board of directors' prior consent, Incannex US is prohibited from participating in a variety of business interactions with that Interested Holder for a period of three years. There are, however, exceptions to this rule. For instance, this restriction doesn't apply if the business combination was sanctioned by Incannex US Board prior to the entity becoming an Interested Holder or if the board and two-thirds of the non-Interested Holder stockholders later approve it. This provision grants Incannex US Board more authority than the Incannex Board possesses under the Corporations Act 2001 to fend off unwanted takeover bids. Also, specific clauses in Incannex US's certificate of incorporation and by-laws serve to deter potential takeovers.

It's possible for the certificate of incorporation and by-laws of Incannex US to undergo future modifications in line with these provisions and Delaware Corporation Law, enabling further defenses against takeovers. These clauses might also make it challenging for Incannex US Shareholders to elect directorial candidates who aren't endorsed by the current Incannex US Board or to initiate other organisational measures, such as bringing in new management.

Refer to **Section 8.10** of the Scheme booklet for summary of the Incannex US Charter Documents and Rights of Incannex U.S Shareholders and Incannex U.S Optionholders.

5.3.4 The Proposed Re-domicile Transaction may be implemented despite individual Shareholders or Optionholders voting against their respective Scheme

The Share Scheme must be approved by the Requisite Majority of Shareholders, being:

- unless the Federal Court orders otherwise, a majority in number (more than 50%) of Shareholders present and voting at the Share Scheme Meeting; and
- at least 75% of the total number of votes which are cast on the Share Scheme Resolution.

The Option Scheme must be approved by the Requisite Majority of Optionholders, being:

- unless the Federal Court orders otherwise, a majority in number (more than 50%) of Optionholders present and voting at the Option Scheme Meeting; and
- at least 75% of the total number of votes which are cast on the Option Scheme Resolution.

Even if Shareholders or Optionholders do not vote, or if they vote against a Scheme, that Scheme may still be implemented if it is approved by the Requisite Majority of Shareholders or Optionholders (as applicable) and by the Court.

If this occurs in relation to the Share Scheme, then all Incannex Shares will be transferred to Incannex US, and the Share Scheme Consideration even though some Shareholders may not have voted on, or may have voted against, the Share Scheme. Similarly, if this occurs in relation to the Option Scheme, and the Option Scheme is implemented, all Incannex Options will be cancelled.

5.3.5 Should the Proposed Re-domicile Transaction not proceed

The Option Scheme is conditional on the approval of the Share Scheme, and accordingly, if the Share Scheme Resolution is not passed by the Requisite Majority of Shareholders, neither Scheme will be implemented.

Further, if any of the conditions to the Share Scheme are not satisfied or waived (where applicable), including if the Share Scheme is not approved by the Requisite Majority of Shareholders and by the Federal Court, the Scheme Implementation Deed may be terminated and the Schemes will not be implemented.

In the event that the Proposed Schemes of Arrangement fail to secure approval from Shareholders and Optionholders and the Proposed Re-domicile Transaction is not executed, Incannex shall persist as a company domiciled in Australia. Consequently, the advantages and disadvantages outlined in this Report shall remain unresolved. Incannex Shareholders will retain their stakes in Incannex and the assets encompassed within the business. Regardless of the Scheme's approval status, a substantial segment of the expenses attributed to the Proposed Re-domicile Transaction would have been expended, and considered sunk costs.

However, the Share Scheme is not conditional on the approval of the Option Scheme and accordingly, if the Option Scheme Resolution is not passed by the Requisite Majority of Optionholders but the Share Scheme Resolution is passed, the Share Scheme may still proceed.

If that occurs, and Incannex proceeds with the Share Scheme alone, Optionholders would still hold options exercisable over Incannex Shares. In this case, Incannex US would consider all of the alternatives available to it, including compulsory acquisition (or cancellation) of the Options (if available). This may result in Optionholders receiving a consideration for their Options at a time and in a different form after they would have received it under the Option Scheme.

5.4 Conclusion on Best Interest

5.4.1 Share Scheme for Shareholders

We consider the advantages of the Share Scheme **do** outweigh the disadvantages, and therefore in our opinion the Share Scheme **is in the best interest of Shareholders.**

5.4.2 Option Scheme for Optionholders

We consider the advantages of the Option Scheme **do** outweigh the disadvantages, and therefore in our opinion the Option Scheme **is in the best interest of Optionholders.**

An individual Shareholder's and Optionholder's decision in relation to the Proposed Re-domicile Transaction and approval or rejection of their respective Proposed Scheme of Arrangement may be influenced by his or her particular circumstances. If in doubt the Shareholder/Optionholder should consult an independent adviser, who should have regard to their individual circumstances.

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6 Background of Incannex

6.1 Business Overview

Incannex is a clinical stage pharmaceutical development company, focusing on the innovation of distinct medicinal cannabis products and psychedelic therapeutic solutions. Incannex is developing unique and patent protected medicinal cannabis pharmaceutical products and psychedelic medicine therapies for the treatment of OSA with leading drug candidate IHL-42X, treatment of GAD through psychedelics with psychedelic leading drug candidate Psi-GAD, and lung inflammation, inflammatory bowel disease, rheumatoid arthritis, collectively through drug candidate IHL-675A and TBI, through drug candidate IHL-216A. Incannex via its subsidiary, APIRx Pharmaceutical USA, LLC is developing medicinal cannabis pharmaceutical products for dermatological indications, addiction disorders, and pain, among other indications.

Incannex has approximately 12,647 Shareholders, 7 Shareholders with shares held in voluntary escrow and 2,629 Optionholders as at 7 September 2023 and has six wholly owned subsidiaries:

1. Incannex Pty Ltd;
2. Psychennex Pty Ltd;
3. Clarion Clinics Group Pty Ltd;
4. Psychennex Licensing and Franchising Pty Ltd;
5. Clarion Model Clinic Pty Ltd; and
6. APIRx Pharmaceuticals USA, LLC.

Incannex Pty Ltd is incorporated in Australia and Incannex owns 100% of the issued ordinary shares in Incannex Pty Ltd. Psychennex Pty Ltd is incorporated in Australia and Incannex owns 100% of the issued ordinary shares in Psychennex Pty Ltd. APIRx Pharmaceuticals USA, LLC was acquired by Incannex in August 2022.

Incannex, formerly Impression Healthcare Limited has been listed on the ASX since November 2016, and since February 2022, has registration of ordinary shares listed on the Nasdaq Stock Market in the form of ADSs, with each ADS representing twenty-five Shares of Incannex. Deutsche Bank Trust Company Americas acts as depositary for the ADSs. Incannex runs the majority of pre-clinical trials currently in Australia.

6.2 Corporate Structure before and after Proposed Re-domicile Transaction

If the Proposed Re-domicile Transaction is implemented, the Company's corporate structure will be as shown in **Figure 3** below. For comparison, Incannex's current corporate structure is illustrated in **Figure 2** of this Report.

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6.2.1 Figure 2 – Incannex Group Structure before the Proposed Re-domicile Transaction


Incannex Healthcare Limited
("ASX: IHL, Nasdaq: IXHL")
Controlled Entities
Psychennex Pty Ltd
Incannex Pty Ltd
APIRx Pharmaceuticals USA, LLC
Clarion Clinics Group Pty Ltd
APIRx Pharmaceuticals Holding BV
Clarion Model Clinic Pty Ltd
Psychennex Licensing and Franchising Pty Ltd
100% Main Controlled Entities

Source: Management of Incannex

6.2.2 Figure 3 – Incannex Group Structure after the Proposed Re-domicile Transaction


Incannex Healthcare Inc.
(Nasdaq: IXHL)
Controlled Entities
Incannex Healthcare Limited
Psychennex Pty Ltd
Incannex Pty Ltd
APIRx Pharmaceuticals USA, LLC
Clarion Clinics Group Pty Ltd
APIRx Pharmaceuticals Holding BV
Clarion Model Clinic Pty Ltd
Psychennex Licensing and Franchising Pty Ltd
100% Main Controlled Entities

Source: Management of Incannex

Regarding the Proposed Re-domicile Transaction, we understand that:

- Incannex Healthcare Ltd. will be acquired by Incannex Healthcare Inc., a newly formed U.S holding company incorporated in Delaware, which is referred to as "Incannex US" in this Report;
- Incannex US will acquire all the outstanding ordinary shares of Incannex, making Incannex a wholly owned subsidiary of Incannex US;
- In consideration of the acquisition of the existing shares of Incannex, Incannex US will issue shares of common stock, which (subject to successful applications) will be traded solely on the Nasdaq;
- Incannex Healthcare Ltd. will be removed from the official list of ASX and NASDAQ;
- If the Proposed Schemes of Arrangement are implemented, Shareholders (other than Ineligible Foreign Holders and Non-Electing Small Parcel Holders) and ADS Holders will become holders of Incannex US Shares. Optionholders (other than Ineligible Foreign Holders of Options) will receive one option in Incannex US for every 100 Options cancelled and on terms which mirror, to the extent possible, their existing Options;
- The Board does not intend to make any material changes to the operations of the Company, with operational activities and management teams remaining the same; and
- The Board does not intend to raise capital immediately upon approval of the Proposed Schemes of Arrangement.

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6.3 Drug Candidate Portfolio

We set out Incannex's current drug candidate portfolio in **Table 2** below:

6.3.1 Table 2 – Drug Candidate Portfolio

Incannex Healthcare Limited Drug Candidate Portfolio					
Clinical Projects	**Addressable Market Opportunity (in US$)**	**Stage of Development**	**Regulatory Stage of Development**	**Next Steps**	**Relevant Patents**
Incannex Healthcare Limited					
IHL-42X Obstructive Sleep Apnoea	$10.4B (U.S.)	Phase 2A completed	FDA Pre-IND completed	IND opening study	1x Pending Deemed novel & inventive
IHL-675A Inflammatory Lung Disease	$50.4B (U.S.) by 2022	Pre-clinical completed	FDA Pre-IND completed	Phase 1 CT	2x Pending Deemed novel & inventive
IHL-675A Rheumatoid Arthritis	$57B (U.S.) by 2022	Pre-clinical completed		Phase 1 CT	2x Pending Deemed novel & inventive
IHL-675A Inflammatory Bowel Disease	$20B (U.S.) by 2021	Pre-clinical completed		Phase 1 CT	2x Pending Deemed novel & inventive
IHL-216A TBI/Concussion	$2.9B in 2016	Pre-clinical completed	FDA Pre-IND scheduled (Sept. 2023)	IND opening study	2x Pending Deemed novel & inventive
Psychennex Pty Ltd					
PSI-GAD Generalized Anxiety Disorder	3M people (U.S. & AUS)	Phase 2A ongoing	FDA Pre-IND completed	Phase 1	Drafting
APIRx Pharmaceuticals Pty Ltd					
MedChew™-1401 Pain and Spasticity in Multiple Sclerosis	$63B (Global) in '21	Pre-clinical	Pre-IND completed in NL and Switzerland	Phase 1	Granted
MedChew™ GB Post-herpetic Neuralgia	$3.7B (U.S.) by '27	Pre-clinical	FDA Pre-IND	Phase 1	Granted
MedChew™-1502 Parkinson's Disease	$8.65B (Global) by '27; 6.0% CAGR	Pre-clinical	FDA Pre-IND	Phase 1	Granted
MedChew™-1503 Dementia	$23.8B (Global) by '28; 7.9% CAGR	Pre-clinical	FDA Pre-IND	Phase 1	Granted
MedChew™ RL Restless Legs Syndrome	12.1% prevalence of U.S. pop.	Pre-clinical	FDA Pre-IND	Phase 1	Granted
MedChew™ Dronabinol Nausea and Vomiting in Chemotherapy	$3.1B (Global) by '24	Phase 1A completed	FDA Pre-IND completed	Phase 1B	Granted
APIRx 1505 Flutex Gastro: Crohn's Disease	$12.9B (Global) by '24	Pre-clinical	Pre-regulatory	Phase 1	Drafting
CanChew Plus Gastro: IBS	$40B (U.S.) in '21	Phase 2A Completed	Pre-IND, ethical approval	Phase 2B	Granted
CanChew RX Gastro: IBD	$2.75B (U.S.) by '28	Pre-clinical	Pre-regulatory	Phase 1	Granted
SuppoCan (Suppository) Gastro: IBD	$2.75B (U.S.) by '28	Pre-clinical	Pre-regulatory	Phase 1	Granted
Oralmax Gingivitis and Periodontitis	$43B (U.S. and Europe) in '21	Clinical Stage	510(k) pre-market submission to FDA	Phase 2	Granted
CheWell Addiction: Cannabis Dependence	$84B (U.S.) in '21	Pre-clinical	Pre-IND ready for submission	Phase 1	Drafting
CanQuit Addiction: Tobacco Smoking Cessation	$47.75B (Global) by '24, 17.3% CAGR	Pre-clinical	Pre-regulatory	Phase 1	Granted
CanQuit O Addiction: Opioid Addiction	$84B (U.S.) in '21	Pre-clinical	Pre-regulatory	Phase 1	Granted
APIRx-1601 Skin: Vitiligo	$0.1B (Global) in '21	Phase 2 completed	Pre-IND drafting	Phase 1	2x Granted, 1x Pending
APIRx-1602 Skin: Psoriasis	$0.6B (Global) in '21	Phase 2A completed	Pre-IND drafting	Phase 1	2x Granted, 1x Pending
APIRx-1603 Skin: Atopic Dermatitis	$1.1B (Global) in '21	Phase 2A completed	Pre-IND drafting	Phase 1	2x Granted, 1x Pending
APIRx-1701 Opth. Glaucoma	$10.4B (Global) by '26, 6.3% CAGR	Pre-clinical	Pre-regulatory	In vitro studies	Granted
APIRx-1702 Opth. Dry Eye Syndrome	$6.4B (Global) by '27, 8.4% CAGR	Pre-clinical	Pre-regulatory	In vitro studies	Granted
APIRx-1[illegible]01 [illegible] THC	$31.5B (Global) by '30, 16.8% CAGR	Developed			Granted
APIRx-1[illegible]02 [illegible] CBD	$31.5B (Global) by '30, 16.8% CAGR	Developed			Granted
APIRx-1[illegible]03 [illegible] CBG	$31.5B (Global) by '30, 16.8% CAGR	Developed			Granted

Source: Management of Incannex

6.4 Equity Structure of Incannex

6.4.1 *Ordinary Shares*

At the date of this Report, Incannex had 1,582,227,020 fully paid Ordinary Shares on issue (including shares represented by ADS) and 4,733,337 shares held in voluntary escrow as at 7 September 2023.

6.4.2 *Top Twenty Largest Shareholdings*

Summarised below are Incannex's top twenty largest shareholdings as at 7 September 2023. Please note, in some instances, the elected nominees of the ordinary shareholders are shown to represent on behalf of the

underlying Shareholders. The top twenty largest Shareholders at 7 September 2023 collectively hold an interest of approximately 34.6% of all ordinary shares outstanding.

6.4.3 Table 3 – Top Twenty Largest Shareholders

Incannex Healthcare Limited Top Twenty Largest Shareholders - 7 September 2023		
Shareholders	No. of shares	% Total
1 GEORGE ANASTASSOV	66,972,077	4.23%
2 PRASCH BV	63,954,841	4.04%
3 HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	60,097,838	3.80%
4 CITICORP NOMINEES PTY LIMITED	36,226,004	2.29%
5 CANNVALATE PTY LTD	32,000,000	2.02%
6 J P MORGAN NOMINEES AUSTRALIA PTY LIMITED	31,881,425	2.01%
7 MR RAYMOND LAURENCE CARROLL	30,250,000	1.91%
8 DR SUDHANSHU AGARWAL	26,630,008	1.68%
9 MR JOEL BRADLEY LATHAM	23,748,414	1.50%
10 BNP PARIBAS NOMS PTY LTD DEUTSCHE BANK TCA<DRP>	23,661,375	1.50%
11 BROWNARROWS PTY LTD<EJM A/C>	23,610,000	1.49%
12 MR PETER WIDDOWS	15,973,694	1.01%
13 MR KAIDE WANG	15,700,000	0.99%
14 IMI LLC	14,642,234	0.93%
15 BAGBO PTY LTD	14,516,434	0.92%
16 MR BRIAN PETER BYASS	14,247,191	0.90%
17 GEMINI CAPITALL LLC<THE ARS A/C>	13,787,086	0.87%
18 SLADE TECHNOLOGIES PTY LTD<EMBREY FAMILY S/F A/C>	13,350,000	0.84%
19 ALIGNMENT CAPITAL PTY LTD	13,194,248	0.83%
20 RYBA LLC	13,090,170	0.83%
Total	**547,533,039**	**34.6%**
Top twenty largest shareholders	**547,533,039**	**34.6%**
Shares held by other shareholders	1,034,743,981	65.4%
Total shares outstanding	**1,582,277,020**	**100.0%**

Source: Management of Incannex

The Board advised there were 5,656 Shareholders holding less than a marketable parcel as at 7 September 2023 representing a total of 17,955,851 shares amounting to 1.13% of issued capital. There is no current on-market buy back taking place.

6.4.4 Distribution of Shareholders

Summarised in **Table 4** below are Incannex's distribution of Shareholders as at 7 September 2023.

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6.4.5 Table 4 – Distribution of Shareholders

Incannex Healthcare Limited Distribution of Shareholders - 7 September 2023			
Holding Range	**Total Holders**	**Units**	**% Total**
Above 0 up to and including 1,000	587	354,680	0.02%
Above 1,000 up to and including 5,000	4,108	11,808,324	0.75%
Above 5,000 up to and including 10,000	2,114	16,063,103	1.02%
Above 10,000 up to and including 100,000	4,387	149,157,109	9.43%
Above 100,000	1,451	1,404,893,804	88.79%
Total	**12,647**	**1,582,277,020**	**100.0%**

Source: Management of Incannex

6.4.6 *Options*

Incannex had 232,565,286 existing Options on issue as at 7 September 2023.

6.4.7 Table 5 – Existing Options

Incannex Healthcare Limited Existing Options	
Security code and description	**Number**
IHLOPT09: OPTIONS EXP 30/06/25 AT $0.05	750,000
IHLOPT10: OPTIONS EXP 30/06/26 AT $0.05	750,000
IHLOPT11: OPTIONS EXP 30/06/27 AT $0.05	750,000
IHLOPT13: OPTIONS EXP 30/06/25 AT $0.05	750,000
IHLOPT14: OPTIONS EXP 30/06/26 AT $0.05	750,000
IHLOPT15: OPTIONS EXP 30/06/27 AT $0.05	750,000
IHLOPT16: OPTIONS EXP 20/11/2023 at $0.15	8,200,000
IHLOPT17: OPTIONS EXP 20/11/2023 at $0.25	20,000,000
IHLOPT18: OPTIONS EXP 20/11/2023 at $0.20	6,650,000
IHLOPT23: UNL OPTIONS EXP 01/07/2025 at $0.26	533,333
IHLOPT24: UNL OPTIONS EXP 01/07/2026 at $0.31	533,333
IHLOPT25: UNL OPTIONS EXP 01/07/2027 at $0.35	533,334
IHLOPT27: OPTIONS EXP 1/07/2025 at $0.26	1,399,999
IHLOPT28: OPTIONS EXP 1/07/2026 at $0.31	1,399,999
IHLOPT29: OPTIONS EXP 1/07/2027 at $0.35	1,400,002
IHLOPT30: OPTIONS EXP 1/07/2026 at $0.26	1,399,999
IHLOPT31: OPTIONS EXP 1/07/2027 at $0.31	1,399,999
IHLOPT32: OPTIONS EXP 1/07/2028 at $0.35	1,400,002
IHLOPT33: OPTIONS EXP 4/08/2025 at $0.612	3,000,000
IHLOPT34: OPTIONS EXP 4/08/2025 at $0.69	3,000,000
IHLOPT35: OPTIONS EXP 4/08/2025 at $0.765	3,000,000
IHLOPT36: OPTIONS EXP 31/12/2025 at $0.285	63,414,635
IHLOPT37: OPTIONS EXP 31/05/2024 at $1.00	2,500,000
IHLOPT38: OPTIONS EXP 31/05/2024 at $1.50	2,500,000
IHLOPT39: UNL OPTIONS @ $0.25 EXP 30/04/2026	105,800,651
Total	**232,565,286**

Source: Management of Incannex

For the avoidance of doubt, the number of shares on issue will change if any Incannex Options are exercised prior to the implementation of the Proposed Re-domicile Transaction.

6.5 Share Price Analysis

6.5.1 Recent Trading – On Market

Figure 4 displays the daily volume weighted average price (**"VWAP"**) and daily volume of Incannex shares traded on the ASX over the last twelve months from 30 August 2023.

6.5.2 Figure 4 - ASX VWAP of Incannex shares (ASX:IHL)



Source: Capital IQ

Key observations in relation to Incannex's shares are:

- Incannex's shares traded on 247 out of the 251 trading days on which the ASX was open for trading, during the 12-month observation period; and
- A total of 751,697,170 shares were traded, which represented around 47.91% of Incannex's shares on issue during the 12-month period.

Over the 12-month observation period graphed in **Figure 4** above, Incannex's daily VWAP displays a period low of $0.0829 on 30 August 2023 and a period high of $0.3420 on 20 September 2022.

6.5.3 Table 6 – Selected Incannex ASX Announcements

Incannex Healthcare Limited Selected Incannex ASX Announcements from 6 September 2022 to 28 August 2023	
ASX Filing Date	**Selected Announcements**
24/08/2023	Incannex to Prepare Food and Drug Administration ("FDA") IND Application for Psilocybin-assisted Psychedelic Psychotherapy Program, Known as Psi-GAD
24/08/2023	Incannex to Prepare IND Application for Psi-GAD
22/08/2023	Review of IND Application for IHL-42X by US FDA has been completed; Clinical Trial for Patients with Obstructive Sleep Apnoea May Proceed
22/08/2023	US FDA Completes Review of IHL-42x IND Application
10/08/2023	IHL Provides Shareholder Information Events for Redomiciling

ASX Filing Date	Selected Announcements
8/08/2023	Clarion Clinics Begins Accepting Registrations for Psychedelic Treatment Interest as Part of Pre-Screening in Readiness for Opening
8/08/2023	Psychedelic Treatment Registrations start at Clarion Clinics
1/08/2023	Incannex Provides Access to Advisory Firm for Redomicile
26/07/2023	Incannex Completes Positive Pre-IND Meeting with US FDA on IHL-675A for Treatment of Rheumatoid Arthritis
26/07/2023	IHL Completes Pre-IND Meeting with US FDA on IHL-675A
21/07/2023	Incannex Submits IND Application to the US FDA for IHL-42X for Obstructive Sleep Apnoea
21/07/2023	IHL Submit IND Application for IHL42x
18/07/2023	Incannex engages Fortrea to Manage its FDA IND Opening Phase 2/3 Clinical Trial Investigating IHL-42X for Treatment of Obstructive Sleep Apnoea
18/07/2023	Fortrea to Manage IHL FDA IND Phase 2 and 3 Clinical Trial
13/07/2023	Incannex Receives HREC Approval for Phase 2 Clinical Trial Assessing IHL-675A for use in Treatment of Pain and Function in Rheumatoid Arthritis
13/07/2023	IHL Receives HREC Approval Ph 2 Clinical Trial for IHL675
10/07/2023	Incannex Announces Intention to Redomicile to United States, List all Shares on Nasdaq
10/07/2023	IHL Intends to Redomicile to US & List all Shares on Nasdaq
6/07/2023	Incannex Receives Ethics Approval for Bioequivalence/Bioavailability Clinical Trial for IHL-42X, the Company's Proprietary Drug for Treatment of Obstructive Sleep Apnoea ('OSA')
6/07/2023	IHL Receives Ethics Approval BA/BE Clinical Trial.
23/06/2023	Incannex Announces Participation at the H.C. Wainwright 4th Annual Neuropsychiatry Virtual Conference June 26, 2023
23/06/2023	IHL Announcement - H.C. Wainwright Virtual Conference
16/06/2023	Incannex Appoints Principal Investigators for IHL-42X Phase 2/3 Clinical Trial
16/06/2023	Principal Investigators Appointed for IHL42X Phase 2/3 Trial
30/05/2023	World Renowned International Psychedelics Experts Join Clarion Clinics Advisory Board
30/05/2023	International Psychedelics Experts Join Clarion Clinics
5/05/2023	Incannex enters a lease for first psychedelic-assisted psychotherapy clinic
5/05/2023	Lease Secured for Psychedelic Clinic
2/05/2023	Incannex Announces Final Results from Phase 1 Clinical Trial Assessing Safety and Pharmacokinetics of IHL-675A
14/04/2023	Incannex Appoints QPS to Advance CannQuit-N™ (Nicotine), CannQuit-O™ (Opioid) and Renecann™ Products in the USA and EU
16/03/2023	Incannex to Commercialise its Psychedelic Clinics Business in Collaborative Partnership with Leading Psychedelic Experts
16/03/2023	Incannex Launches Psychedelic Clinics Business
15/03/2023	Interim review of proprietary PsiGAD clinical trial data indicates no safety concerns and projects a statistically significant benefit for the psilocybin arm versus the placebo arm in those participants who have completed the treatment
15/03/2023	Interim phase 2 PsiGAD psilocybin results
3/03/2023	Incannex Engages Catalent for Development and cGMP Manufacture of Psilocybin Drug Product for Clinical Trials and Potential Commercial Use
3/03/2023	Incannex to Manufacture Psilocybin for Trials & Commercial
28/02/2023	Incannex Commences Phase 2 Clinical Trial Assessing IHL-675A for use in Treatment of Pain and Function in Rheumatoid Arthritis
28/02/2023	IHL Commences Phase 2 Clinical Trial
19/01/2023	Independent data review commences for Phase 2 trial of psilocybin-assisted psychotherapy for anxiety

ASX Filing Date	Selected Announcements
18/01/2023	Independent data review commences for Phase 2 trial psilocybin
6/12/2022	Incannex Expands Intellectual Property Position over IHL-42X
5/12/2022	Incannex Undertakes A$13 Million Institutional Placement
30/11/2022	Incannex Engages Eurofins to Manufacture ReneCann Therapeutic Topical Application for Immune Disordered Skin Diseases
29/11/2022	IHL commences manufacturing of skin therapeutics
29/11/2022	Incannex Engages Eurofins to Manufacture Novel Addiction Treatments CannQuit-N and CannQuit-O
25/11/2022	IHL Commences Manufacturing for Novel Addiction Treatments
18/11/2022	Incannex Development Update for IHL-42X for Obstructive Sleep Apnoea ('OSA')
17/11/2022	Incannex Development Update for IHL-42X
13/10/2022	Incannex Completes Dosing in Phase 1 Clinical Trial to Assess Multi-Use, Anti-Inflammatory Drug IHL-675A; Proceeds to Phase 2 Clinical Trials
13/10/2022	Positive preliminary data from IHL-675A Ph 1 trial
11/10/2022	Incannex Completes Positive Pre-IND Meeting with US FDA on IHL-216A for Treatment of Concussion and Traumatic Brain Injury
11/10/2022	Positive Pre-IND Meeting with US FDA on IHL-216A
8/09/2022	Incannex Healthcare Ltd.: Incannex Presenting at H.C. Wainwright Global Conference
6/09/2022	Incannex Included in the S&P/ASX 300 Index

Source: Incannex Healthcare Limited ASX Announcements

Figure 5 displays the daily VWAP and daily volume of Incannex ADS traded on the Nasdaq over the last twelve months from 30 August 2023.

6.5.4 Figure 5 - Nasdaq VWAP of Incannex shares (Nasdaq:IXHL)



Source: Capital IQ

The frequency with which equity instruments are traded is commonly known as the 'liquidity' of those instruments. Fluctuations in liquidity can influence the trading price of these instruments, especially considering the quantity of instruments being bought and/or sold and the duration within which an investor intends to make these transactions. In certain situations, a change in the market price might not necessarily reflect a change in the value of the equity instruments or the overall value of the company associated with those instruments.

In the last twelve months from 30 August 2023, a total proportion of total available shares traded were 47.91%, of Incannex traded volume transacted through the ASX, while a total proportion of total available ADS were 14.59% of Incannex traded volume transacted through the Nasdaq. We further note, over the last twelve months from 30 August 2023, Incannex ordinary shares on the ASX reached a maximum trading day with a

ratio of ordinary shares over ordinary shares outstanding of 2.92% on 16 September 2022. While, over the last twelve months from 30 August 2023, Incannex ADS on the Nasdaq reached a maximum trading day with a ratio of equivalent ordinary share over ordinary shares outstanding of 10.57% on 6 July 2023. The Board has advised, despite the limitation and barriers to entry for a U.S equity market participant to purchase Incannex ADS, the largest volume day equivalent of trading occurred in the U.S via ADS, compared to Australia via ASX over the last twelve months.

On 6 July 2023, Incannex announced ethics approval for bioequivalence / bioavailability clinic trial for IHL-42X, Incannex's lead drug candidate for the treatment of OSA, which resulted in the largest movement during the period occurring in the U.S via ADS. While the volumes and price action of an Incannex share on the ASX on 6 July 2023, resulted in a trading volume day of less than 21.0% of the last twelve-month daily trading volume average. The average trading volume for Incannex ordinary shares on the ASX over the last twelve months preceding 30 August 2023 was approximately 3 million shares, while on 6 July 2023, approximately 2.4 million ordinary shares were traded, in light of the announcement for the abovementioned.

For the avoidance of doubt, the total proportion of total available ADS and total Incannex Nasdaq volumes were multiplied by twenty-five.

6.6 Financial performance

Summarised below is the historical statement of financial performance of Incannex, for the period FY21 to FY23.

6.6.1 Table 7 – Statement of Financial Performance

Incannex Healthcare Limited Statement of Financial Performance				
Currency: A$'000	Notes	FY21	FY22	FY23
Revenue	1	1,898	-	-
Other revenues	2	76	789	1,377
Total revenue		**1,973**	**789**	**1,377**
Cost of sales	3	(912)	(6)	-
Gross margin		**1,061**	**782**	**1,377**
Administration expense		(99)	(281)	(569)
Advertising and investor relations		(4,346)	(2,746)	(1,852)
Research and development costs	4	(4,750)	(5,372)	(9,365)
Compliance, legal and regulatory		(1,227)	(3,560)	(2,632)
Share based payments	5	(600)	(1,465)	(3,192)
Occupancy expenses		(116)	(112)	(125)
Salaries and employee benefit expense		(1,297)	(2,016)	(3,491)
Bad debt expense		-	(135)	-
Total operating expenses	6	**(12,434)**	**(15,686)**	**(21,225)**
Reported EBITDA		**(11,373)**	**(14,904)**	**(19,849)**
Depreciation & amortisation		-	-	(131)
Reported EBIT		**(11,373)**	**(14,904)**	**(19,980)**
Net Loss	7	**(11,373)**	**(14,904)**	**(19,980)**

Source: Audited financial statements, financial years 2021-2023

Key observations:

1. ***Revenue:*** Earned in FY21 related to the sale of cannabinoid oil products through Cannvalate Pty Ltd under a distribution agreement, this agreement was terminated in June 2021.

2. ***Other revenues:*** Increased at a Compound Annual Growth Rate ("**CAGR**") of 326% from FY21 to FY23 driven by income from other arrangements, government grants, interest income and refundable research and development ("**R&D**") tax offsets. Incannex received $782,000 and $1.0 million from refundable R&D tax offset in FY22 and FY23 respectively.

3. ***Cost of sales:*** Relates to the cost associated with the previous sale of cannabinoid oil products. Refer to **Note 1** for details.

4. ***Research and development costs:*** Increased by a CAGR of 40% from FY21 to FY23 as Incannex continues to progress its clinical trial activities from its drug candidate portfolio, with IHL-42x as the lead medicinal cannabis drug candidate and Psi-GAD as the lead psychedelic drug candidate.

5. ***Share based payments:*** Increase in share based payments from FY21 to FY23 was attributable to new shares granted to employees, consultants and the board and management of Incannex.

6. ***Total operating expenses:*** We note total expenses adjusted for research and development costs has remained consistent from FY22 to FY23, driven primarily by an increase in salary and employee benefit expense, offset by a decrease in advertising and investor relations and compliance, legal and regulatory expenses.

7. ***Net loss***: Over the three-year historical comparison period from FY21 to FY23, Incannex has incurred increased net loss driven by the increase in total operating expenses. Previously in FY21, the net loss was partially offset by the increase in revenue from the sale of cannabinoid oil in Australia, via a Special Access Scheme with a distribution agreement with Cannvalate Pty Ltd. The Board expects operating costs to increase in future periods due to Incannex's expansion of R&D activities, ultimately progressing its drug candidate portfolio to FDA approval and commercialisation. The increase in operating costs will continue to be offset by R&D tax incentives as the core operating team will be eligible for R&D tax incentives, given no changes to business operations or corporate structure below Incannex will occur.

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6.7 Statement of Financial position

Summarised below is the historical financial position of Incannex as at 30 June 2021 and 2022 and 2023.

6.7.1 Table 8: Statement of Financial Position

Incannex Healthcare Limited Statement of Financial Position				
Currency: A$'000	Notes	30-Jun-21	30-Jun-22	30-Jun-23
Cash and cash equivalents	1	9,124	37,501	33,363
Trade and other receivables		169	295	287
Other assets		36	84	1,035
Total current assets		**9,329**	**37,880**	**34,686**
Property, plant and equipment		-	-	444
Right-of-use assets		-	-	744
Intangible assets	2	-	-	52,717
Total non-current assets		-	-	**53,905**
Trade and other payables		(755)	(2,011)	(3,675)
Lease liabilities	3	-	-	(171)
Total current liabilities		**(755)**	**(2,011)**	**(3,846)**
Lease liabilities	3	-	-	(616)
Total non-current liabilities		-	-	**(616)**
Net assets	4	**8,574**	**35,869**	**84,129**
Issued capital		45,852	86,587	150,842
Reserves		6,613	8,077	12,061
Accumulated losses		(43,891)	(58,795)	(78,774)
Total Equity		**8,574**	**35,869**	**84,129**

Source: Audited financial statements, financial years 2021-2023

Key observations:

1. ***Cash & cash equivalents:*** At 30 June 2023, Incannex had total funds, comprising cash at bank and on hand of $33.4 million and the Board believes the Company remains in a strong position with a long cash runway in the near-term for Incannex's drug candidate portfolio. The Board advised that, over the long-term, there will likely be a necessity for a capital raise. Incannex on 5 December 2022 raised $13 million in institutional placement.

2. ***Intangible assets:*** In August 2022, Incannex completed the acquisition of APIRx Pharmaceuticals USA, LLC via an all-scrip transaction which resulted in the issue of 218,169,506 IHL ordinary shares to the vendors of APIRx. The assets acquired from the acquisition relate to patents, trademarks, active clinical and pre-clinical research and development projects. Patents and Trademarks are weighted 43% and 55% of total fair value of intangible balance as at 30 June 2023, respectively.

3. ***Lease liabilities:*** New lease commitments were entered into for the year ended 30 June 2023 relating to three new lease agreements for Incannex's head office in Sydney, Melbourne and the Clarion Clinic site in Melbourne. The lease terms are four, five and three-year terms respectively.

4. ***Net assets:*** Incannex's net assets increased by 9.8 times from FY21 to FY23 primarily attributable to the increase in cash and cash equivalents and the completion of the APIRx Pharmaceuticals USA, LLC acquisition.

6.8 Statement of Cash flows

Summarised below are the historical cash flows of Incannex for the period FY21 to FY23.

6.8.1 Table 9: Statement of Cash Flows

Incannex Healthcare Limited Statement of Cash Flows ($000s)				
Currency: A$'000	Notes	FY21	FY22	FY23
CASH FLOWS FROM OPERATING ACTIVITIES				
Receipts from customers		1,974	-	-
Receipts from other income		83	782	1,014
Payments to suppliers and employees		(8,969)	(13,596)	(17,286)
Interest received and other income		3	6	329
Total Cash from Operating Activities	**1**	**(6,910)**	**(12,807)**	**(15,943)**
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of subsidiary		-	-	-
Proceeds from disposal property, plant and equipment		29	-	-
Payments for the addition of property, plant and equipment		-	-	(477)
Total Cash from Investing Activities		**29**	**-**	**(477)**
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from shares issued (net of costs)		12,401	41,185	12,330
Debt repaid		-	-	(55)
Total Cash from Financing Activities	**2**	**12,401**	**41,185**	**12,276**
Net increase in cash and cash equivalents		5,520	28,377	(4,144)
Cash and cash equivalents at beginning of the year		3,603	9,124	37,501
Effect of exchange rate fluctuations on cash held		-	-	6
Cash and cash equivalents at end of the year		**9,124**	**37,501**	**33,363**

Source: Audited financial statements, financial years 2021-2023

Key observations:

1. ***Net cash provided by operating activities:*** Represents an outflow of cash in each period. Receipts from customers ceased in FY21 due to the sale of cannabinoid oil products through Cannvalate Pty Ltd under a distribution agreement, this agreement was terminated in June 2021. Receipts from other income represents the R&D tax offsets received from the Australian Tax Office ("**ATO**"). Payments to suppliers and employees represent the operating expenditure of the business, with R&D costs accounting for 54% of total payments to suppliers and employees.

2. ***Net cash used in financing activities:*** Represents an inflow of cash in each period reflecting more financing in proceeds from shares issued over the historical comparison period.

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7 Industry Overview

7.1 Overview of cannabinoid industry

7.1.1 Medicinal Cannabis

Cannabis sativa L. is a unique plant, brimming with over 80 naturally occurring compounds known as "cannabinoids"[11]. Two of the most prominent cannabinoids are Cannabidiol ("**CBD**") and Tetrahydrocannabinol ("**THC**"). Different plants are cultivated to yield various concentrations of these cannabinoids, especially THC or CBD. These specialised strains are referred to as "cultivars."[12]

Compounds like CBD and THC that naturally occur within the cannabis plant can be extracted directly. Once extracted, they can be employed in the manufacturing of medicinal products. For instance, highly-purified CBD, taken straight from the plant, is utilised for certain therapeutic products. In addition to the natural compounds derived from the cannabis plant, there are cannabis-related compounds synthesised in laboratories. These synthetic compounds, used in drug production, might either mimic those found in the plant or be entirely new creations. Examples include synthetically-derived dronabinol, which mirrors a compound found in the plant, and nabilone, which does not have a natural counterpart in cannabis.

The FDA understands the need to develop therapies for patients with unmet medical needs, and does everything it can to facilitate this process. The FDA has programs such as Fast Track, Breakthrough Therapy, Accelerated Approval and Priority Review that are designed to facilitate the development of and expedite the approval of drug products.[13]

Incannex has prominently incorporated CBD and THC as the foundational active ingredient in its drug development portfolio, with the sole exception being Psi-GAD. Pre-clinical studies conducted by Incannex indicate that synthetic CBD and THC may be effective in addressing a range of health issues, including OSA, inflammatory lung conditions, rheumatoid arthritis, inflammatory bowel diseases, traumatic brain injuries, and concussions. Incannex via its subsidiary, APIRx Pharmaceutical USA LLC is developing medicinal cannabis pharmaceutical products for anxiety disorders, addiction disorders, and pain, among other indications.

As one of the 114 identified cannabinoids, CBD stands out as the second most active component in cannabis. Its history can be traced back to 1940 when it was first isolated from hemp. Importantly, CBD does not possess any intoxicating or psychoactive properties, which differentiates it from other cannabinoids.

The surge of interest in CBD is largely attributed to its purported therapeutic benefits. While a myriad of potential uses for CBD have been cited, it's worth noting that many of these claims still rely on anecdotal evidence. Therefore, there is an impending need for rigorous clinical studies to affirm these benefits. Nevertheless, the landscape of CBD research is undeniably expanding. A pivotal moment came in 2018 when GW Pharmaceuticals secured FDA approval for EPIDIOLEX, a CBD-infused drug designed to treat seizures in conditions like Lennox Gastaut syndrome, Dravet syndrome, and Tuberous Sclerosis Complex[14]. This milestone was further emphasised in late 2020, when Jazz Pharmaceuticals acquired GW Pharmaceuticals in a deal valued at approximately US$7.2 billion (equivalent to AUD$9.9 billion). EPIDIOLEX has achieved US$510 million in annual sales within the first two years of launch.[15] Additionally, completed on 11 March 2022, Pfizer Inc. acquired Arena Pharmaceuticals Inc for US$6.7 billion (equivalent to AUD$9.3 billion). Arena Pharmaceuticals leading drug candidate is ORLOINAB (APD371) developed to treat irritable bowel syndrome which contains cannabinoid type 2 receptor, an ingredient in cannabis[16].

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[11] https://adf.org.au/drug-facts/cannabinoids/#:~:text=Research%20has%20found%20that%20the,about%20300%20non%2Dcannabinoid%20chemicals [illegible]
[12] https://www.fda.gov/news-events/public-health-focus/fda-and-cannabis-research-and-drug-approval-process
[13] https://www.fda.gov/news-events/public-health-focus/fda-and-cannabis-research-and-drug-approval-process
[14] https://www.fda.gov/news-events/press-announcements/fda-approves-first-drug-comprised-active-ingredient-derived-marijuana-treat-rare-severe-forms
[15] Capital IQ
[16] https://www.pfizer.com/news/press-release/press-release-detail/pfizer-completes-acquisition-arena-pharmaceuticals

7.2 Overview of psychedelic industry

The FDA has provided guidance to sponsors regarding the development of psychedelic drugs for medical treatment purposes. In this context, the term "psychedelic" encompasses both classic psychedelics, commonly recognized as 5-HT2 agonists like psilocybin (the active ingredient in "magic mushrooms"), lysergic acid diethylamide ("**LSD**"), and also entactogens or empathogens such as methylenedioxymethamphetamine ("**MDMA**").[17]

In Australia, the TGA changed the classification of psilocybin and MDMA to be authorised by psychiatrist for the treatment of certain mental health conditions.[18] The classification took place on 1 July 2023, whereby the TGA permitted the prescribing of MDMA for the treatment of post-traumatic stress disorder and psilocybin for treatment-resistance depression. As a result, the TGA has classified psilocybin and MDMA as a Schedule 8 (Controlled Drugs) of the 'Poisons Standards', moving from a Schedule 9 (Prohibited substances) which restricts their supply only to clinical trials. We note psychedelics as a therapeutic is still in an early stage of research and development, compared to medicinal cannabis.

7.3 Comparable companies by Segment

7.3.1 ASX listed Medicinal Cannabis and Psychedelics Comparable Companies

We have performed a high-level desktop research into ASX listed peers operating within the medicinal cannabis and psychedelic sector and have observed the following:

1. There are twenty listed comparable companies (including Incannex) on the ASX operating within medicinal cannabis or a combination medicinal cannabis and psychedelics;

2. Currently there are six listed comparable companies (including Incannex) which are clinical stage companies;

3. Botanix Pharmaceuticals Limited ("**ASX:BOT**") and Vitura Health Limited ("**ASX:VIT**") lead the selected basket of peers by current market capitalisation of $284 million and $215 million respectively. ASX:BOT has five drug indications with its lead drug candidate relating to Sofpironium Bromide for the treatment of primary axillary hyperhidrosis[19] which is currently in NDA review, with expected FDA approval in Q3 2023[20]. However, ASX:BOT's lead drug candidate relating to Sofpironium Bromide would be classified outside of cannabis and psychedelics. ASX:BOT's remaining drug candidate portfolio relates to medicinal cannabis dermatology targeted. ASX:VIT is considered a cultivation and distribution company for medicinal cannabis and psychedelics and at the date of this Report have no on-going clinical trials. As a result, Incannex appears to be the leading ASX listed clinical stage company specialising in medicinal cannabis and psychedelics by market capitalisation with twenty-eight clinical trial projects; and

4. We note 44% of the population sample is comparable to Incannex in combination specialising in medicinal cannabis and psychedelics.

Refer to **Table 10** below for ASX comparable companies by medicinal cannabis and psychedelics sector.

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[17] https://www.fda.gov/regulatory-information/search-fda-guidance-documents/psychedelic-drugs-considerations-clinical-investigations
[18] https://www.tga.gov.au/news/media-releases/change-classification-psilocybin-and-mdma-enable-prescribing-authorised-psychiatrists
[19] https://www.listcorp.com/asx/bot/botanix-pharmaceuticals-limited/news/bot-submits-nda-new-drug-application-for-sofpironium-bromide-2788911.html
[20] https://botanixpharma.com/pipeline/

7.3.2 Table 10: ASX Comparable Companies by Medicinal cannabis and Psychedelics sector

Incannex Healthcare Limited ASX Comparable Companies by Medicinal Cannabis and Psychedelics sector (A$000's)				
Ticker	Company Name	Market cap (AUDm)	Segment	Company business model
ASX Comparable Companies - Medicinal Cannabis and Psychedelics				
ASX:BOT	Botanix Pharmaceuticals Limited	294	Medicinal Cannabis	Clinical stage company
ASX:VIT	Vitura Health Limited	215	Medicinal Cannabis x Psychedelics	Cultivate and distribute
ASX:IHL	Incannex Healthcare Limited	130	Medicinal Cannabis x Psychedelics	Clinical stage company
ASX:CAN	Cann Group Limited	53	Medicinal Cannabis	Cultivate and distribute
ASX:LGP	Little Green Pharma Ltd	52	Medicinal Cannabis	Cultivation, production manufacturing and distribution
ASX:IDT	IDT Australia Limited	27	Medicinal Cannabis x Psychedelics	Pharmaceutical manufacturing and production
ASX:EMD	Emyria Limited	25	Medicinal Cannabis x Psychedelics	Clinical stage company and technology (data)
ASX:ECS	ECS Botanics Holdings Ltd	24	Medicinal Cannabis	Cultivate, process, manufacture
ASX:WNX	Wellnex Life Limited	23	Medicinal Cannabis	Distribution
ASX:ME1	Melodiol Global Health Limited	20	Medicinal Cannabis x Psychedelics	Cultivate, process and distribute and clinical stage
ASX:BPH	BPH Energy Limited	17	Medicinal Cannabis	Biotechnology and resources
ASX:AGH	Althea Group Holdings Limited	15	Medicinal Cannabis	Manufacturing, sales and distribution
ASX:MDC	Medlab Clinical Limited	15	Medicinal Cannabis	Clinical stage company
ASX:MXC	MGC Pharmaceuticals Limited	12	Medicinal Cannabis	Clinical stage company
ASX:ZLD	Zelira Therapeutics Limited	12	Medicinal Cannabis	Clinical stage company
ASX:BOD	Bod Science Limited	11	Medicinal Cannabis	Clinical stage company
ASX:EPN	Epsilon Healthcare Limited	7	Medicinal Cannabis	Production facility
ASX:CGB	Cann Global Limited	5	Medicinal Cannabis	Production and distribution
ASX:RGI	Roto Gro International Limited	4	Medicinal Cannabis	Cultivation
ASX:BP8	BPH Global Ltd	3	Medicinal Cannabis	Development, reproduction, cultivation and extraction
# Total Comparable Companies		**20**		
# Total Medicinal Cannabis x Psychedelic Companies		**6**		
Total Market Capitalisation		**956**		
Average Market Capitalisation		**48**		
Total Market Capitalisation (Medicinal cannabis x Psychedelics)		**416**		
% in Market Capitalisation comparable to Incannex		**44%**		

Source: Capital IQ as at 30 August 2023

7.3.3 *Nasdaq listed Psychedelics Comparable Companies*

We have performed a high-level desktop research into Nasdaq listed clinical stage comparable companies operating within the psychedelics sector and have observed the following:

1. There are nine listed comparable clinical stage companies on the Nasdaq operating within the psychedelics sector;
2. Total market capitalisation of the selected group of comparable companies is $2.6 billion; and
3. Total market capitalisation of the selected psychedelics group is 2.7 times larger than the ASX listed medicinal cannabis and psychedelic comparable companies group combined from **Table 10**.

Refer to **Table 11** below for Nasdaq comparable companies by psychedelics sector.

7.3.4 Table 11: Nasdaq Comparable Companies by Psychedelics sector

Incannex Healthcare Limited Nasdaq Comparable Companies by Pschedelics sector (A$000's)				
Ticker	Company Name	Market cap (AUDm)	Segment	Company business model
Nasdaq Comparable Companies - Psychedelics				
NASDAQGM:GHRS	GH Research PLC	867	Psychedelics	Clinical stage company
NASDAQGS:CMPS	COMPASS Pathways plc	646	Psychedelics	Clinical stage company
NASDAQGM:ATAI	Atai Life Sciences N.V.	384	Psychedelics	Clinical stage company
NASDAQGM:MNMD	Mind Medicine (MindMed) Inc.	237	Psychedelics	Clinical stage company
NASDAQCM:SEEL	Seelos Therapeutics, Inc.	212	Psychedelics	Clinical stage company
NASDAQGS:RLMD	Relmada Therapeutics, Inc.	157	Psychedelics	Clinical stage company
NASDAQCM:KTTA	Pasithea Therapeutics Corp.	25	Psychedelics	Clinical stage company
NASDAQCM:DRUG	Bright Minds Biosciences Inc.	15	Psychedelics	Clinical stage company
NASDAQCM:ENVB	Enveric Biosciences, Inc.	7	Psychedelics	Clinical stage company
# Total Comparable Companies		**9**		
Total Market Capitalisation		**2,549**		
Average Market Capitalisation		**283**		
% in Market Capitalisation comparable to Incannex		**100%**		

Source: Capital IQ as at 30 August 2023

7.4 Government Research and Development grants

Governments globally have implemented R&D incentives to stimulate investment in innovative technologies, with Australia and the U.S being notable examples. On the national or federal level, these incentives are largely in the form of tax benefits. However, at the regional or local level, there might be specific grants or other financial support available.

In Australia, the R&D Tax Incentive Scheme offers a 43.5% refundable tax offset for qualifying R&D organisations that have an aggregated annual turnover of less than $20 million[21]. For other eligible R&D entities, a non-refundable tax offset of 38.5% is provided. Entities with foreign ownership can also be eligible. The scheme sets a limit for R&D expenditures at $100 million[22]. Expenses beyond this limit can be claimed against the 30% Australian corporate tax rate. To be eligible, companies must either be incorporated in Australia or be foreign businesses based in a country that has a double taxation agreement with Australia and operate through a permanent establishment in the country i.e. an Australian controlled entity having at least one Australian resident director and an Australian resident "public officer" for dealings with the ATO. The Board advised, the current Incannex team in Melbourne will still reside in Australia, and thus, be eligible for the R&D Tax incentives, in particular subsidising all pre-clinical costs. Consequently, a potential de-risking element of the Proposed Re-domicile Transaction is the continuation of R&D Tax incentives for pre-clinical trials, while once FDA clinical trials are conducted, Incannex has appropriate resources in the U.S to facilitate the progression. Eligibility is determined by expenses incurred during an income year, which encompasses contracted costs, wages, and other direct R&D-related expenses.

In the U.S, eligible entities are offered a non-refundable tax credit for specific qualified research expenses (direct research costs) that exceed predetermined base amounts, which can be utilised to decrease a company's federal tax obligation. Companies can deduct 100% of their R&D expenses (both direct and indirect, barring expenses linked to depreciable assets)[23]. The majority of US states allow an R&D expense deduction similar to the federal provision.

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[21] https://www.ato.gov.au/Business/Research-and-development-tax-incentive/Steps-for-claiming-R-D-tax-offset/
[22] https://www.ato.gov.au/Business/Research-and-development-tax-incentive/In-detail/Refundable-and-non-refundable-offsets/#:~:text=The%20rate%20of%20the%20R%26D,the%20threshold%20was%20%24100%20million.
[23] https://taxfoundation.org/research/all/federal/research-development-expensing-tcja/

8 Qualifications, Declarations and Consents

8.1 Qualifications

Findex provides corporate finance services in relation to mergers and acquisitions, capital raisings, corporate restructuring and financial matters generally. One of its activities is the preparation of company and business valuations and the provision of independent advice and expert reports concerning mergers and acquisitions, takeovers and capital reconstructions.

The executives responsible for preparing this Report on behalf of Findex are Ms Nicole Vignaroli, MAppFin, BBus, BA, F.Fin, Aff.CA. and Mr Ross Patane, BBus, FCA, FAICD, F.FIN. Nicole and Ross have significant experience in relevant corporate advisory matters and are Representatives in accordance with the Australian Financial Services Licence No. 239170 held by Findex under the Corporations Act 2001 (Cth).

8.2 Disclaimers

It is not intended that this Report be used or relied upon for any purpose other than as an expression of Findex's opinion as to whether the Proposed Re-domicile Transaction is in the best interest of Shareholders of Incannex and is in the best interest of Optionholders of Incannex. Findex expressly disclaims any liability to any person who relies or purports to rely on the Report for any other purpose and to any other party who relies or purports to rely on the Report for any purpose.

This Report has been prepared by Findex with care and diligence and statements and opinions given by Findex in this Report are given in good faith and in the belief on reasonable grounds that such statements and opinions are correct and not misleading. However, no responsibility is accepted by Findex or any of its officers or employees for errors or omissions however arising in the preparation of this Report, provided that this shall not absolve Findex from liability arising from an opinion expressed recklessly or in bad faith.

8.3 Declarations

Findex does not have at the date of this Report nor has had any shareholding or optionholding in or other relationship with Incannex, or any of their associates thereof that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Proposed Re-domicile Transaction. Findex had no part in the formulation of the Proposed Re-domicile Transaction. Findex's only role has been the preparation of this Independent Expert's Report. Findex considers itself independent in terms of Regulatory Guide 112 issued by ASIC on 30 March 2011.

Findex will receive a fee in the vicinity of $110,000 (plus GST) based on time costs for the preparation of this Report. This fee is not contingent on the outcome of the Proposed Re-domicile Transaction. Findex will receive no other benefit for the preparation of this Report.

Findex has agreed that to the extent permitted by law that it will indemnify Findex employees and officers in respect of any liability suffered or incurred as a result of or arising out of the preparation of this Report. This indemnity will not apply in respect of any conduct involving negligence or wilful misconduct. Incannex has also agreed to indemnify Findex and its employees and officers for time spent and reasonable legal costs and expenses incurred in relation to any inquiry or proceeding initiated by any person except where Findex or its employees and officers are found liable for or guilty of conduct involving negligence or wilful misconduct in which case Findex shall bear such costs.

Advance drafts of this Report (and parts of it) were provided to Incannex and its advisers. Certain changes were made to this Report as a result of the circulation of the draft Report. There was no alteration to the methodology, advantages, disadvantages and conclusions or recommendations made to Incannex Shareholders or Incannex Optionholders as a result of issuing the drafts.

8.4 Consents

Findex consents to the issuing of this Report in the form and context in which it is to be included in the Proposed Re-domicile Transaction documentation to be sent to the Incannex Shareholders and Incannex Optionholders. Neither the whole nor any part of this Report nor any reference thereto may be included in any other document without the prior written consent of Findex as to the form and context in which it appears.

[This space has intentionally been left blank.]

Appendix 1 – Financial Services Guide

Dated of issue: 1 June 2022

Findex Corporate Finance (Aust) Ltd ABN 95 001 508 363 ("we" or "us" or "our" as appropriate) has been engaged to issue general financial product advice in the form of a report to be provided to you.

Financial Services Guide

Before we provide general financial product advice we are required to provide certain information about us to you. This Financial Services Guide (FSG) is designed to outline the types of products we can provide to you under our financial services license.
The FSG contains the following sections and will provide you with key information including:

1. Who is Findex Corporate Finance (Aust) Ltd?
2. What kinds of financial services are you authorised to provide to me?
3. General Financial Product Advice
4. Does Findex Corporate Finance (Aust) Ltd have any relationships or associations with financial product issuers?
5. How is Findex Corporate Finance (Aust) Ltd paid to produce a report?
6. Does Findex Corporate Finance (Aust) Ltd get paid for referring clients to invest in the products associated with your reports?
7. Do I pay for the financial services provided?
8. Compensation arrangements
9. Who can I complain to if I have a complaint about the financial services provided?

1. Who is Findex Corporate Finance (Aust) Ltd?

Although you may only see the local face of our business, we are part of Findex Group Limited operating in city and regional areas.

Findex Corporate Finance (Aust) Ltd (FCF) ABN 95 001 508 363 which holds Australian Financial Services Licence number 239170 is owned by Findex Group Limited (Findex).

Our contact details are as follows:
Findex Corporate Finance (Aust) Ltd
Level 42, 600 Bourke Street
Melbourne VIC 3000
Ph: (03) 9292 0101

2. What kinds of financial services are you authorised to provide to me?

We are authorised to carry on a financial services business to, amongst other things; provide financial product advice for the following classes of financial products:

- Derivatives; and
- Securities

We provide financial product advice by virtue of an engagement to issue a report in connection with a financial product of another person or entity. Our report will include a description of the circumstances of our engagement and identify the person or entity who has engaged us. You have not engaged us directly but will be provided with a copy of the report because of your connection to the matters in respect of which we have been engaged to report.
Any report we provide is provided on our own behalf as a financial services licensee authorised to provide the financial product advice contained in the report.

3. General Financial Product Advice

In our report we provide general financial product advice, not personal financial product advice, because the advice has been prepared without taking into account your personal objectives, financial situation or needs. You should, before acting on the advice, consider the appropriateness of the advice, having regard to your objectives, financial situation and needs.

4. Does Findex Corporate Finance (Aust) Ltd have any relationships or associations with financial product issuers?

Findex Corporate Finance (Aust) Ltd operates as part of the business advisory and professional accounting practice of Findex, which is a part of the Findex Group.
Findex Group Limited is our ultimate holding company.
Findex Corporate Finance (Aust) Ltd and any of its associated entities may at any time provide professional or financial services to financial product issuers in the ordinary course of our business.

5. How is Findex Corporate Finance (Aust) Ltd paid to produce a report?

We will receive a fee for the preparation of the report. This fee will be paid by the person or entity which engages us to provide the report. The fee has not affected the opinion we have expressed in the report.
Except for the fee referred to above, neither Findex Corporate Finance (Aust) Ltd, nor any of its partners, employees or related entities, receives any pecuniary benefit or other benefit, directly or indirectly, for or in connection with the provision of the report.

6. Does Findex Corporate Finance (Aust) Ltd get paid for referring clients to invest in the products associated with your reports?

We do not pay commissions or provide any other benefits to any person for referring clients to us in connection with the reports that we are engaged to provide.
We do not receive commissions or any other benefits for referring clients in connection with the underlying financial product and/or financial service that is the subject of the reports we are engaged to provide.

7. Do I pay for the financial services provided?

You do not pay us a fee for the production of a report. It is the responsibility of the person or entity which has engaged us to produce the report to meet this cost.

8. Compensation arrangements

We have professional indemnity insurance in place that satisfies the requirements for compensation arrangements under section 912B of the Corporations Act.

9. Who can I complain to if I have a complaint about the financial services provided?

Internal complaints resolution process

As a holder of an AFSL, we are required to have a system for handling complaints from persons to whom we provide financial product advice. If you have any complaint about the service provided to you, please contact us and tell us about your complaint.

If your complaint is not satisfactorily resolved within five business days, please write to:

Dispute Manager
Findex Group Limited
PO Box 1608
Mildura, VIC 3502
complaints@findex.com.au

Referral to external dispute resolution scheme

If we have not resolved your complaint within 30 days, or the issue has not been resolved to your satisfaction, you can lodge a complaint with the Australian Financial Complaints Authority (AFCA).
AFCA provides fair and independent financial services complaint resolution that is free to consumers. They can be contacted on 1800 931 678, www.afca.org.au, via email at info@afca.org.au or in writing to Australian Financial Complaints Authority, GPO Box 3, Melbourne VIC 3001.

Contact Details

If you have any further questions about the financial services Findex Corporate Finance (Aust) Ltd provides, please contact our head office on (03) 9292 0101.

Findex Corporate Finance (Aust) Ltd
Level 42, 600 Bourke Street
Melbourne VIC 3000
Ph: (03) 9292 0101

This FSG was issued on 1 June 2022 by Findex Corporate Finance (Aust) Ltd ABN 95 001 508 363 | AFSL No. 239170

Appendix 2 – Glossary

Defined Term	Meaning
Act 2001	Corporations Act 2001 (Cth)
ADS	American Depository Share
AFCA	Australian Financial Complaints Authority
APIRx Pharmaceuticals	APIRx Pharmaceuticals USA LLC
ASIC	Australian Securities and Investments Commission
ASX	Australian Securities Exchange Limited or the financial market operated by it, as the context requires
ASX:BOT	Botanix Pharmaceuticals Limited
ASX:IHL, Nasdaq:IXHL	Incannex Healthcare Limited
ASX:VIT	Vitura Health Limited
ATO	Australian Taxation Office
AUD	Australian Dollars
Board or Management	Board or management of Incannex
CAGR	Compound Annual Growth Rate
CBD	Cannabidiol
CPS	Cents Per Share
Findex	Findex Corporate Finance (Aust) Ltd ABN 95 001 508 363 AFSL No. 239170
Federal Court	Federal Court of Australia
FSG	Financial Services Guide
FDA	United States Food and Drug Administration
FY21-23	Financial Year Ending 2021-2023
GAD	General Anxiety Disorder
IER	Independent Expert Report
Incannex	Incannex Healthcare Limited ACN 096 635 246
Incannex ADSs	An ADS representing 25 Incannex Shares and traded on Nasdaq under the ticker code "IHXL"
Incannex Group	Incannex and each of its related bodies corporate (other than Incannex US)
Incannex Shares	Ordinary shares on issue in the capital of Incannex
Incannex Shares in Escrow	Escrowed Shares from 30 June 2024 to 30 June 2025 period
Incannex Options	Options to acquire Incannex Shares issued by Incannex
Incannex US	Incannex Healthcare Inc., a corporation incorporated in the State of Delaware, United States
LSD	Lysergic Acid Diethylamide
MDMA	Methylenedioxymethamphetamine
Nasdaq	Nasdaq Stock Market
Option Scheme	Scheme of Arrangement between Incannex and its Optionholders
Options Scheme Consideration	The issue of 1 Incannex US Option to each Option Scheme Participant for every 100 Incannex Options held by that Option Scheme Participant on the relevant record date
Option Scheme Meeting	The meeting of Optionholders convened by the Federal Court in relation to the Option Scheme pursuant to section 411(1) of the Act 2001 and includes any adjournment of that meeting
Option Scheme Participant	An Optionholder on the relevant record date who will participate in the Option Scheme and receive the Option Scheme Consideration
Optionholders	Holders of Incannex Options
OSA	Obstructive Sleep Apnoea

Defined Term	Meaning
Proposed Re-domicile Transaction	Incannex's proposed re-domicile from Australia to the United States pursuant to the Proposed Schemes of Arrangement
Proposed Schemes of Arrangement	Composed of Share Scheme and Option Scheme
R&D	Research and Development
Regulatory Guide 111	ASIC Regulatory Guide 111 'Content of Expert Reports'
Requisite Majority of Optionholders	• Unless the Federal Court orders otherwise, a majority in number (more than 50%) of Shareholders present and voting at the Option Scheme Meeting (in person or by proxy, corporate representative or attorney); and • At least 75% of the total number of votes cast on the resolution put to Optionholders at the Option Scheme Meeting
Requisite Majority of Shareholders	• Unless the Federal Court orders otherwise, a majority in number (more than 50%) of Shareholders present and voting at the Share Scheme Meeting (in person or by proxy, corporate representative or attorney); and • At least 75% of the total number of votes cast on the resolution put to Shareholders at the Share Scheme Meeting
Scheme Booklet	The scheme booklet prepared by Incannex in relation to the Proposed Schemes of Arrangement which this report accompanies
Shareholders	Holders of Incannex Shares
Share Scheme Participant	A Shareholder on the relevant record date who will participate in the Share Scheme and receive the Share Scheme Consideration
Share Scheme	Scheme of Arrangement between Incannex and its Shareholders
Share Scheme Meeting	The meeting of Shareholders convened by the Federal Court in relation to the Share Scheme pursuant to section 411(1) of the Act 2001 and includes any adjournment of that meeting
Share Scheme Consideration	Has the meaning given in Section 3.1 (page 8)
TBI	Traumatic Brain Injury
THC	Tetrahydrocannabinol
U.S	United States
VWAP	Volume Weighted Average Price

Appendix 3 – Sources of Information

Sources of information utilised and relied upon in the preparation of this Report include:

Transaction Documentation

- Scheme Implementation Deed;
- Draft Incannex Scheme Booklet; and
- Incannex Investor Information Night.

Other Items

- Audited financial statements for financial years 2021-2023;
- Trial balance for financial years 2021-2023;
- Incannex ASX announcements;
- IP portfolio as at 30 June 2023;
- Drug candidate portfolio total costs and timeline as at 30 June 2023; and
- Share and Option registry as at 7 September 2023;
- Other business and financial information provided by the Independent Directors of Incannex; and
- Discussions & email correspondence with the Independent Directors of Incannex between 10 August 2023 and 8 September 2023.

Industry & Economic Research

- Information from the U.S FDA database;
- Jazz Pharmaceuticals plc Audited financial statements for financial years 2021-2022;
- Edison Investment Research;
- Information in the public domain; and
- S&P Capital IQ financial research.

Annexure B– Scheme Implementation Deed

Thomson Geer
Lawyers

Level 23, Rialto South Tower
525 Collins Street
Melbourne VIC 3000 Australia

T +61 3 8080 3500 | F +61 3 8080 3599

Scheme Implementation Deed

between

Incannex Healthcare Limited
ACN 096 635 246
(**Incannex**)

and

Incannex Healthcare Inc.
A company incorporated in Delaware, United States of America
(**US Holdco**)

tglaw.com.au
Sydney | Melbourne | Brisbane | Perth | Adelaide | Canberra
ABN 21 442 367 363

Table of contents

DETAILS

Date 10 July 2023
(as amended and restated on 13 September 2023)

Parties

Incannex

Name	Incannex Healthcare Limited
ACN	096 635 246
Address	Level 23, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000
Email	troy@incannex.com.au
Attention	Troy Valentine, Chairman

With a copy to:
David Schiavello, Partner
Thomson Geer
Level 23, 525 Collins Street, Melbourne VIC 3000
dschiavello@tglaw.com.au

US Holdco

Name	Incannex Healthcare Inc. (a company incorporated in Delaware, USA)
Address	18 East 50th Street, 5th Floor, New York, NY 10022
Email	joel@incannex.com.au
Attention	Joel Latham, Chief Executive Officer

With a copy to:
Andrew Reilly, Partner
Rimon Law
Level 2, 50 Bridge Street, Sydney NSW 2000
andrew.reilly@rimonlaw.com

Background

A Incannex is an Australian public company listed on ASX (as its primary listing) and on NASDAQ (as its secondary listing).

B The Incannex securities quoted for trading on ASX are Incannex Shares and the Incannex securities quoted for trading on NASDAQ are ADSs.

C US Holdco is a company incorporated in the State of Delaware in the United States and which has been established for the purposes of effecting a re-domiciliation of Incannex to the United States.

D Incannex wishes to effect the re-domiciliation by way of schemes of arrangement under Part 5.1 of the Corporations Act, being the Share Scheme and the Option Scheme.

E US Holdco will acquire all of the Scheme Shares in consideration for US Holdco issuing US Holdco Shares pursuant to this deed, the Share Scheme and the Share Scheme Deed Poll.

F All Scheme Options will be cancelled in consideration for US Holdco issuing US Holdco Options pursuant to this deed, the Option Scheme and the Option Scheme Deed Poll.

G This deed is entered into to record and give effect to the terms and conditions on which US Holdco and Incannex propose to implement the Share Scheme and the Option Scheme.

Agreed Terms

1 Interpretation

1.1 Definitions

In this deed the following terms shall bear the following meanings:

ADS means an American Depositary Share.

ADS Depositary means Deutsche Bank Trust Company Americas.

ADS Holder means a holder of Incannex ADSs.

Affiliate means, in relation to any specified person (other than a natural person), any other person (which shall include a natural person) directly or indirectly Controlling or Controlled by such specified person or under direct or indirect common control with such specified person.

Agreed Public Announcement means an announcement of Incannex, released by Incannex on ASX (with a copy to be filed with the SEC) on 10 July 2023 pursuant to clauses 6.2(a) and 8.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited (ABN 98 008 624 691) or the Australian Securities Exchange, as the context requires.

Business Day means a business day as defined in the Listing Rules and, to the extent any action must be taken in relation to NASDAQ, a day on which NASDAQ is operating but excludes a day that is a Saturday, Sunday, bank holiday or public holiday in Melbourne, Victoria or New York, United States of America.

Conditions Precedent means the conditions precedent to the Share Scheme in clause 3.1 and the conditions precedent to the Option Scheme in clause 3.2.

Control has the meaning given to that term in section 50AA of the Corporations Act and Controlling and Controlled have the corresponding meaning.

Corporations Act means the *Corporations Act 2001* (Cth).

Corporations Regulations means the *Corporations Regulations 2001* (Cth).

Court means a court of competent jurisdiction under the Corporations Act.

Court Documents means the documents that Incannex determines (acting reasonably) are required for the purposes of appearing at a hearing of the Court in connection with either or both of the Schemes, and which may include originating process, affidavits, submissions and draft minutes of Court orders.

Effect means, when used in relation to a Scheme, the coming into effect pursuant to section 411(10) of the Corporations Act of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to that Scheme and **Effective** has a corresponding meaning.

Effective Date means the date the Share Scheme or the Option Scheme (as applicable) becomes Effective.

Eligible Jurisdictions means Australia, Canada, Germany, Hong Kong, Indonesia, Italy, Japan, Netherlands, New Zealand, Philippines, Singapore, United Kingdom and the United States and such other jurisdictions as agreed in writing between Incannex and Incannex US from time to time.

Encumbrance means any encumbrance, mortgage, pledge, charge, lien, assignment, hypothecation, security interest, title retention, preferential right or trust arrangement and any

other security arrangement of any kind given or created and including any possessory lien in the ordinary course of business whether arising by law or contract.

End Date means 29 February 2024, or such later date as agreed to in writing between the parties from time to time.

Excluded Shareholder means any member of the US Holdco Group.

Excluded Shares means any Incannex Shares held by an Excluded Shareholder.

Excluded Small Parcel Holder means a Small Parcel Holder who has made a valid election referred to in clause 4.5 to not participate in the Sale Facility and will not be treated as a Small Parcel Holder.

Execution Date means the date of this deed.

First Court Date means the first day on which an application is made to the Court for an order under section 411(1) of the Corporations Act approving the convening of the Share Scheme Meeting and the Option Scheme Meeting.

GST has the meaning given to it in the GST Law.

GST Law has the meaning given to it in the *A New Tax System (Goods and Services Tax) Act 1999* (Cth).

Implementation Date means the fifth Business Day after the Record Date, or such other date agreed to in writing by the parties.

Incannex ADS means an ADS, representing 25 Incannex Shares and which trade on NASDAQ under the ticker code "IXHL".

Incannex Board means the board of directors of Incannex from time to time.

Incannex Director means a director of Incannex from time to time.

Incannex Group means Incannex and its Subsidiaries.

Incannex Information means all information included in the Scheme Booklet other than US Holdco Information and the Independent Expert's Report.

Incannex Option means an option issued by Incannex to acquire an Incannex Share.

Incannex Option Register means the register of Incannex optionholders maintained by or on behalf of Incannex in accordance with the Corporations Act.

Incannex Optionholder means a person who is registered in the Incannex Option Register as the holder of one or more Incannex Options from time to time.

Incannex Share means a fully paid ordinary share issued in the capital of Incannex.

Incannex Share Register means the register of Incannex shareholders maintained by or on behalf of Incannex in accordance with the Corporations Act.

Incannex Shareholder means a person who is registered in the Incannex Share Register as the holder of one or more Incannex Shares, from time to time.

Independent Expert means a person to be appointed by Incannex to prepare the Independent Expert's Report.

Independent Expert's Report means the independent expert's report prepared by the Independent Expert for inclusion in the Scheme Booklet, which states the Independent Expert's opinion in relation to whether:

(a) the Share Scheme is in the best interest of Incannex Shareholders; and

(b) the Option Scheme is in the best interest of Incannex Optionholders,

including any updates or amendments to this report made by the Independent Expert.

Ineligible Foreign Shareholder means any Share Scheme Participant whose address shown on the Incannex Share Register is a place outside the Eligible Jurisdictions, unless, no less than three Business Days prior to the Share Scheme Meeting, Incannex and US HoldCo agree in writing that it is lawful and not unduly onerous or unduly impracticable to issue that Incannex Shareholder with the US HoldCo Shares when the Share Scheme becomes Effective..

Ineligible Foreign Optionholder means any Option Scheme Participant whose address shown on the Incannex Option Register is a place outside the Eligible Jurisdictions, unless, no less than three Business Days prior to the Option Scheme Meeting, Incannex and US HoldCo agree in writing that it is lawful and not unduly onerous or unduly impracticable to issue that Incannex Optionholder with the US HoldCo Options when the Option Scheme becomes Effective.

Listing Rules means the official listing rules of the ASX.

Marketable Parcel has the meaning given to that term in the Listing Rules, with the closing price on the last day of Incannex Shares trading on ASX used to determine this.

NASDAQ means the NASDAQ Stock Market LLC.

Option Scheme means the scheme of arrangement pursuant to Part 5.1 of the Corporations Act between Incannex and the Option Scheme Participants, the form of which is set out in Schedule 3 (as amended by the parties in writing from time to time), together with any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by US Holdco and Incannex.

Option Scheme Consideration means the consideration to be provided by US Holdco to each Option Scheme Participant (other than Ineligible Foreign Optionholders) for the cancellation of each Scheme Option under the Option Scheme as defined in clause 5.3(a).

Option Scheme Deed Poll means the deed poll to be entered into by US Holdco the form of which is set out in Schedule 4 or in such other form as agreed in writing between Incannex and US Holdco.

Option Scheme Meeting means the meeting of Incannex Optionholders convened by the Court in relation to the Option Scheme pursuant to section 411(1) of the Corporations Act and includes any adjournment of that meeting.

Option Scheme Participant means each person who is an Incannex Optionholder on the Record Date.

Record Date means 7:00pm on the second Business Day following the Effective Date, or such other date (after the Effective Date) as Incannex and US Holdco may agree in writing.

Regulator's Draft has the meaning given in clause 6.2(e)(i).

Regulatory Authority includes:

(a) a government or governmental, semi-governmental, administrative, fiscal or judicial entity or authority;

(b) a minister, department, office, commission, delegate, instrumentality, tribunal, agency, board, authority or organisation of any government;

(c) any regulatory organisation established under statute;

(d) any stock or securities exchange;

(e) in particular, ASX, ASIC, SEC and NASDAQ; and

(f) any representative of any of the above.

Relevant Interest has the meaning given to that term in the Corporations Act.

Representative means:

(a) in relation to Incannex, any director, officer or employee of any member of Incannex and any financier, financial adviser, accounting adviser, auditor, legal adviser or technical or other expert adviser or consultant to Incannex in relation to the Transaction; and

(b) in relation to US Holdco, any director, officer or employee of any member of US Holdco and any financier, financial adviser, accounting adviser, auditor, legal adviser or technical or other expert adviser or consultant to US Holdco in relation to the Transaction.

RG 60 means Regulatory Guide 60 issued by ASIC in September 2020.

RG 112 means Regulatory Guide 112 issued by ASIC on 30 March 2011, as amended.

Sale Agent means a person appointed by US Holdco to administer the Sale Facility and to sell or arrange the sale of US Holdco Shares that would otherwise be issued to or for the benefit of Ineligible Foreign Shareholders or Small Parcel Holders (excluding Excluded Small Parcel Holders) under the terms of the Share Scheme.

Sale Election Form means the form pursuant to which Small Parcel Holders may elect not to participate in the Sale Facility and be treated as Excluded Small Parcel Holders as contemplated in clause 4.5.

Sale Facility means the facility to be administered by the Sale Agent pursuant to which Ineligible Foreign Shareholders and Small Parcel Holders (excluding Excluded Small Parcel Holders) will have their Share Scheme Consideration sold on their behalf and have the net proceeds of sale remitted to them under the terms of the Share Scheme.

Scheme Booklet means the information booklet to be despatched to all Incannex Shareholders and Incannex Optionholders and approved by the Court in connection with the Schemes, including the Share Scheme, the Option Scheme, the explanatory statement in respect of the Schemes, the Independent Expert's Report and the notice of meeting.

Scheme Options means all of the Incannex Options on issue on the Record Date.

Scheme Shares means all of the Incannex Shares on issue on the Record Date other than Excluded Shares.

Schemes means the Share Scheme and the Option Scheme.

SEC means the U.S. Securities and Exchange Commission.

Second Court Date means the first day on which the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Share Scheme and Option Scheme is heard or, if the application is adjourned for any reason, the first day on which the adjourned application is heard.

Share Scheme means the scheme of arrangement pursuant to Part 5.1 of the Corporations Act between Incannex and Incannex Shareholders, the form of which is set out in Schedule 1, together with any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by US Holdco and Incannex.

Share Scheme Consideration means such number of US Holdco Shares for each Scheme Share held by Share Scheme Participants at 7:00pm on the Record Date as described in clause 4.3.

Share Scheme Deed Poll means the deed poll to be entered into by US Holdco, the form of which is set out in Schedule 2 or in such other form as agreed in writing between Incannex and US Holdco.

Share Scheme Meeting means the meeting of Incannex Shareholders convened by the Court in relation to the Share Scheme pursuant to section 411(1) of the Corporations Act and includes any adjournment of that meeting.

Share Scheme Participant means each person who is an Incannex Shareholder on the Record Date (other than Excluded Shareholders).

Small Parcel Holder means a Share Scheme Participant who is not an Ineligible Foreign Shareholder and who holds less than a Marketable Parcel of Incannex Shares on the Record Date.

Subsidiaries has the meaning given to that term in section 9 of the Corporations Act.

Trading Day means a trading day as defined in the Listing Rules.

Transaction means:

(a) the acquisition by US Holdco of all of the Scheme Shares in consideration for US Holdco issuing US Holdco Shares pursuant to this deed, the Share Scheme and the Share Scheme Deed Poll; and

(b) the cancellation of the Scheme Options in consideration for US Holdco issuing US Holdco Options pursuant to this deed, the Option Scheme and the Option Scheme Deed Poll.

US Holdco means Incannex Healthcare Inc., a corporation incorporated in the State of Delaware, United States of America and whose principal business address is 18 East 50th Street, 5th Floor, New York, NY 10022.

US Holdco Board means the board of directors of US Holdco.

US Holdco Group means US Holdco and its Subsidiaries.

US Holdco Information means the information that US Holdco provides to Incannex under clause 6.3(a) for inclusion in the Scheme Booklet.

US Holdco Option means an option issued by US Holdco to acquire a US Holdco Share.

US Holdco Option Register means the register of US Holdco optionholders maintained by or on behalf US Holdco and maintained in accordance with the Delaware General Corporation Law.

US Holdco Optionholder means a person who is registered in US Holdco Option Register as the holder of one or more US Holdco Options, from time to time.

US Holdco Share means a share of common stock of US Holdco.

US Holdco Share Register means the register of US Holdco shareholders maintained by or on behalf US Holdco and maintained in accordance with the Delaware General Corporation Law.

1.2 Interpretation

In this deed, except where the context otherwise requires:

(a) the singular includes the plural and vice versa, and a gender includes other genders;

(b) another grammatical form of a defined word or expression has a corresponding meaning;

(c) a reference to a clause, paragraph, or schedule is to a clause or paragraph of, or schedule to, this deed, and a reference to this deed includes any schedule;

(d) a reference to a document or instrument includes the document or instrument as novated, altered, supplemented or replaced from time to time;

(e) a reference to A$, dollar, Australian dollar or $ is to Australian currency;

(f) a reference to US$ or USD is to the lawful currency of the United States;

(g) a reference to time is to time in Melbourne, Victoria, unless otherwise noted;

(h) a reference to a party is to a party to this deed, and a reference to a party to a document includes the party's executors, administrators, successors and permitted assigns and substitutes;

(i) a reference to a person includes a natural person, partnership, body corporate, association, governmental or local authority or agency or other entity;

(j) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(k) a word or expression defined in the Corporations Act and not otherwise defined in this deed has the meaning given to it in the Corporations Act;

(l) the meaning of general words is not limited by specific examples introduced by including, for example or similar expressions;

(m) any agreement, representation, warranty or indemnity in favour of two or more parties (including where two or more persons are included in the same defined term) is for the benefit of them jointly and severally;

(n) a rule of construction does not apply to the disadvantage of a party because the party was responsible for the preparation of this deed or any part of it; and

(o) if a day on or by which an obligation must be performed or an event must occur is not a Business Day, the obligation must be performed or the event must occur on or by the next Business Day.

1.3 Knowledge

Where this deed makes reference to the knowledge or awareness of a party, or any similar reference, such knowledge or awareness will be taken to mean the actual knowledge and awareness of the party, but will not include any deemed or imputed knowledge of the party.

2 Agreement to propose and implement Schemes

2.1 Incannex to propose Share Scheme and Option Scheme

(a) Incannex agrees to propose the Share Scheme and the Option Scheme on and subject to the terms and conditions of this deed.

(b) US Holdco agrees to assist Incannex to propose the Share Scheme and Option Scheme on and subject to the terms and conditions of this deed.

2.2 Agreement to implement Transaction

The parties agree to implement the Transaction on the terms and conditions of this deed.

3 Conditions Precedent

3.1 Conditions Precedent to implementation of the Share Scheme

Subject to this clause 3, the Share Scheme will not become Effective, and the respective obligations of the parties in relation to the implementation of the Share Scheme are not binding,

unless each of the following conditions precedent are satisfied or waived to the extent and in the manner set out in this clause 3:

(a) **Regulatory Approvals**: before 5:00pm on the Business Day before the Second Court Date in relation to the Share Scheme:

  (i) **ASIC**: ASIC has issued or provided all such reliefs, confirmations, consents, approvals, qualifications or exemptions, or does such other acts which the parties agree are reasonably necessary or desirable to implement the Share Scheme and such reliefs, waivers, confirmations, consents, approvals, qualifications or exemptions or other acts (as the case may be) have not been withdrawn, suspended, varied or revoked;

  (ii) **ASX**: ASX has issued or provided all such reliefs, confirmations, consents, approvals, waivers or does such other acts which the parties agree are reasonably necessary to implement the Share Scheme and such reliefs, confirmations, consents, approvals, waivers or other acts (as the case may be) have not been withdrawn, suspended, varied or revoked;

  (iii) **Other:** all other regulatory approvals, waivers, consents, exemptions or declarations that are necessary or required by law, or by any Regulatory Authority, to implement the Share Scheme on the basis set out in this deed, to complete the transactions contemplated by this deed being granted, given, made or obtained and those regulatory approvals or waivers not being withdrawn, cancelled, revoked or varied in a manner that is materially adverse to the parties (or subject to any notice, intimation or indication of intention to do any such thing);

(b) **Incannex Shareholder Approval**: Incannex Shareholders approve the Share Scheme at the Share Scheme Meeting by the requisite majorities under section 411(4)(a) of the Corporations Act, as modified under section 411(4)(a)(ii)(A) of the Corporations Act or otherwise;

(c) **Court Approval of Share Scheme**: the Court approves the Share Scheme in accordance with section 411(4)(b) of the Corporations Act, in a manner that satisfies section 3(a)(10) of the US Securities Act of 1933 with respect to all securities to be offered, issued or sold by US Holdco under the Share Scheme;

(d) **Share Scheme Orders lodged with ASIC:** an office copy of the Court order approving the Share Scheme under section 411(10) of the Corporations Act is lodged with ASIC;

(e) **Restraining Orders**: as at 8:00am on the Second Court Date, no judgement, order, decree, statute, law, ordinance, rule of regulation, or other temporary restraining order, preliminary or permanent injunction, restraint or prohibition or other order or decision has been issued, made, entered, enacted, promulgated or enforced by any court of competent jurisdiction or any Regulatory Authority remains in effect that prohibits, restricts, makes illegal or restrains the completion of the Share Scheme, and there is no other legal restraint or prohibition, preventing the consummation of any aspect of the Share Scheme on the Implementation Date;

(f) **Independent Expert Report**: the Independent Expert provides a report to Incannex that concludes that the Share Scheme is in the best interests of Incannex Shareholders on or before the time when the Scheme Booklet is registered by ASIC under the Corporations Act and the Independent Expert not withdrawing or adversely modifying that conclusion before 8:00am on the Second Court Date; and

(g) **NASDAQ Listing**: prior to 8:00am on the Second Court Date, Nasdaq has confirmed it has no objections to listing on NASDAQ of US Holdco Shares, subject to official notice of issuance following implementation and any customary conditions.

3.2 **Conditions Precedent to implementation of the Option Scheme**

Subject to this clause 3, the Option Scheme will not become Effective, and the respective obligations of the parties in relation to the implementation of the Option Scheme are not binding, unless each of the following conditions precedent are satisfied or waived to the extent and in the manner set out in this clause 3:

(a) **Regulatory Approvals**: before 5:00pm on the Business Day before the Second Court Date in relation to the Option Scheme:

(i) **ASIC**: ASIC has issued or provided all such relief, confirmations, consents, approvals, qualifications or exemptions, or does such other acts which are necessary to implement the Option Scheme on the basis set out in this deed and complete the transactions contemplated by this deed and such relief, waivers, confirmations, consents, approvals, qualifications or exemptions or other acts (as the case may be) have not been withdrawn, suspended, varied or revoked;

(ii) **ASX**: ASX has issued or provided all such relief, confirmations, consents, approvals, waivers or does such other acts which are necessary to implement the Option Scheme on the basis set out in this deed and complete the transactions contemplated by this deed and such relief, confirmations, consents, approvals, waivers or other acts (as the case may be) have not been withdrawn, suspended, varied or revoked;

(iii) **Other approvals:** all other regulatory approvals, waivers, consents, exemptions or declarations that are necessary or required by law, or by any Regulatory Authority, to implement the Option Scheme on the basis set out in this deed, to complete the transactions contemplated by this deed being granted, given, made or obtained and those regulatory approvals or waivers not being withdrawn, cancelled, revoked or varied in a manner that is materially adverse to the parties (or subject to any notice, intimation or indication of intention to do any such thing).

(b) **Incannex Optionholder Approval**: Incannex Optionholders approve the Option Scheme at the Option Scheme Meeting by the requisite majorities under section 411(4)(a) of the Corporations Act;

(c) **Court Approval of Option Scheme**: the Court approves the Option Scheme in accordance with section 411(4)(b) of the Corporations Act, in a manner that satisfies section 3(a)(10) of the US Securities Act of 1933 with respect to all securities to be offered, issued or sold by US Holdco under the Option Scheme;

(d) **Incannex Shareholder Approval of Share Scheme**: Incannex Shareholders approve the Share Scheme at the Share Scheme Meeting by the requisite majorities under section 411(4)(a) of the Corporations Act, as modified under section 411(4)(a)(ii)(A) of the Corporations Act or otherwise;

(e) **Court Approval of Share Scheme**: the Court approves the Share Scheme in accordance with section 411(4)(b) of the Corporations Act, in a manner that satisfies section 3(a)(10) of the US Securities Act of 1933 with respect to all securities to be offered, issued or sold by US Holdco under the Share Scheme;

(f) **Option Scheme Orders lodged with ASIC:** an office copy of the Court order approving the Option Scheme under section 411(10) of the Corporations Act is lodged with ASIC;

(g) **Restraining Orders**: as at 8:00am on the Second Court Date, no judgement, order, decree, statute, law, ordinance, rule of regulation, or other temporary restraining order, preliminary or permanent injunction, restraint or prohibition or other order or decision has been issued, made, entered, enacted, promulgated or enforced by any court of competent jurisdiction or any Regulatory Authority remains in effect that prohibits, restricts, makes illegal or restrains the completion of the Option Scheme, and there is

no other legal restraint or prohibition, preventing the consummation of any aspect of the Option Scheme on the Implementation Date; and

(h) **Independent Expert Report**: the Independent Expert provides a report to Incannex that concludes that the Option Scheme is in the best interests of Incannex Optionholders on or before the time when the Scheme Booklet is registered by ASIC under the Corporations Act and the Independent Expert not withdrawing or adversely modifying that conclusion before 8:00am on the Second Court Date.

3.3 Reasonable endeavours to satisfy Conditions Precedent

Each of the parties will use its reasonable endeavours to procure that:

(a) each of the Conditions Precedent is satisfied as soon as practicable after the date of this deed and continues to be satisfied at all times until the last time it is to be satisfied (as the case may require); and

(b) there is no occurrence within the control of Incannex or US Holdco (as the context requires) or their Affiliates that would prevent the Conditions Precedent being satisfied.

3.4 Waiver of Conditions Precedent

(a) In relation to the Share Scheme, the Conditions Precedent in:

(i) clauses 3.1(a)(i) and 3.1(a)(ii) (**ASIC and ASX Regulatory Approvals**), 3.1(b) (**Incannex Shareholder Approval**), 3.1(c) (**Court Approval of Share Scheme**), 3.1(d) (**Share Scheme Orders Lodged with ASIC**), 3.1(e) (**Restraining Orders**) and 3.1(g) (**NASDAQ Listing**) are for the benefit of both parties and cannot be waived;

(ii) clause 3.1(a)(iii) (**Other Regulatory Approvals**) is for the benefit of both parties, and any breach or non-fulfilment of such Condition Precedent may only be waived (if capable of waiver) with the written consent of both parties, which consent either party may give or withhold in its absolute discretion; and

(iii) clause 3.1(f) (**Independent Expert Report**) is for the sole benefit of, and any breach or non-fulfilment of such Condition Precedent may only be waived with the written consent of, Incannex.

(b) In relation to the Option Scheme, the Conditions Precedent in:

(i) clauses 3.2(a)(i) and 3.2(a)(ii) (**ASIC and ASX Regulatory Approvals**), 3.2(b) (**Incannex Optionholder Approval**), 3.2(c) (**Court Approval of Option Scheme**), 3.2(d) (**Incannex Shareholder Approval of Share Scheme**), 3.2(f) (**Option Scheme Orders lodged with ASIC**) and 3.2(g) (**Restraining Orders**) are for the benefit of both parties and cannot be waived;

(ii) clause 3.2(a)(iii) (**Other Regulatory Approvals**) is for the benefit of both parties, and any breach or non-fulfilment of such Condition Precedent may only be waived (if capable of waiver) with the written consent of both parties, which consent either party may give or withhold in its absolute discretion;

(iii) clause 3.2(e) (**Court Approval of Share Scheme**) is for the benefit of both parties, and any breach or non-fulfilment of such Condition Precedent may only be waived with the written consent of both parties, which consent either party may give or withhold in its absolute discretion; and

(iv) clause 3.2(h) (**Independent Expert Report**) is for the sole benefit of, and any breach or non-fulfilment of such Condition Precedent may only be waived with the written consent of, Incannex.

(c) A party entitled to waive the breach or non-fulfilment of a Condition Precedent pursuant this clause 3.4 may do so in its absolute discretion subject to the provision of written notice to the other party. Any such waiver by a party for whose benefit the relevant

Condition Precedent applies must take place on or prior to 8:00am on the Second Court Date.

(d) If a party waives the breach or non-fulfilment of a Condition Precedent, that waiver precludes the party from suing another party for any breach of this deed that resulted in the breach or non-fulfilment of the Condition Precedent.

(e) Waiver of a breach or non-fulfilment in respect of one Condition Precedent does not constitute:

(i) a waiver of breach or non-fulfilment of any other Condition Precedent resulting from the same event; or

(ii) a waiver of breach or non-fulfilment of that Condition Precedent resulting from any other event.

3.5 **Certificates in relation to Conditions Precedent**

(a) At the hearing at which the application for an order under section 411(4)(b) of the Corporations Act approving the Share Scheme is considered by the Court, Incannex and US Holdco will provide a joint certificate to the Court confirming whether or not the Conditions Precedent in relation to the Share Scheme have been satisfied or waived in accordance with the terms of this deed.

(b) At the hearing at which the application for an order under section 411(4)(b) of the Corporations Act approving the Option Scheme is considered by the Court, Incannex and US Holdco will provide a joint certificate to the Court confirming whether or not the Conditions Precedent in relation to the Option Scheme have been satisfied or waived in accordance with the terms of this deed.

(c) The parties shall use their reasonable endeavours to agree drafts of the joint certificates for the Share Scheme and Option Scheme referred to in this clause 3.5 by 8:00am on the Second Court Date.

3.6 **Conditions Precedent not met**

If:

(a) there is a non-fulfilment of a Condition Precedent which is not waived in accordance with this deed by the time or date specified in this deed for the satisfaction of the Condition Precedent;

(b) there is an act, failure to act or occurrence which will prevent a Condition Precedent being satisfied by the time or date specified in this deed for the satisfaction of the Condition Precedent (and the non-fulfilment which would otherwise occur has not already been waived in accordance with this deed); or

(c) it becomes more likely than not that the Share Scheme or Option Scheme will not become Effective by the End Date,

the parties must consult in good faith with a view to:

(d) considering and if agreed, determining whether the Transaction may proceed by way of alternative means or methods;

(e) considering and if agreed, extending the time or date for satisfaction of the relevant Condition Precedent or the End Date (as applicable); or

(f) considering and if agreed, changing the date of application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Share Scheme and/or the Option Scheme or adjourning that application to another date agreed to in writing by the parties (being a date no later than five Business Days before the End Date).

3.7 **Failure to agree**

If the parties are unable to reach agreement under clause 3.6 within five Business Days (or any shorter period ending on 5:00pm on the day before the Second Court Date), either party may terminate this deed and such termination will be in accordance with clause 77.

4 Transaction steps – Share Scheme

4.1 **Share Scheme**

(a) Incannex must, as soon as reasonably practicable after the Execution Date, propose the Share Scheme to Incannex Shareholders on and subject to the terms and conditions of this deed and the Share Scheme.

(b) If the Share Scheme becomes Effective, on the Implementation Date:

(i) all of the Scheme Shares held by Share Scheme Participants on the Record Date will be transferred to US Holdco; and

(ii) in exchange, each Share Scheme Participant will receive the Share Scheme Consideration in accordance with the terms of this deed, the Share Scheme and the Share Scheme Deed Poll.

4.2 **No amendment to the Share Scheme without consent**

Incannex must not consent to any modification of, or amendment to, or the making or imposition by the Court of any condition in respect of, the Share Scheme without the prior written consent of US Holdco.

4.3 **Share Scheme Consideration**

(a) Subject to clauses 4.4 and 4.5, US Holdco undertakes and warrants to Incannex (in its own right and on behalf of each Share Scheme Participant) that in consideration of the transfer to US Holdco of each Scheme Share held by a Share Scheme Participant under the terms of the Share Scheme, US Holdco will (subject to the terms of this deed, the Share Scheme and the Share Scheme Deed Poll) on the Implementation Date:

(i) in the case of a Share Scheme Participant who holds Scheme Shares (other than the Australian custodian for the ADS Depositary, an Ineligible Foreign Shareholder or a Small Parcel Holder (excluding an Excluded Small Parcel Holder)), issue one new US Holdco Share to that Share Scheme Participant for every 100 Scheme Shares held by that Share Scheme Participant on the Record Date;

(ii) in the case of a Share Scheme Participant who holds Scheme Shares on behalf of the ADS Depositary (who itself holds Incannex Shares for the benefit of the ADS Holders), being the Australian custodian for the ADS Depositary:

(A) issue one US Holdco Share to the ADS Depositary for every 100 Scheme Shares held by the ADS Depositary; and

(B) procure the ADS Depositary to then, subject to compliance by the ADS Holder within the terms of the arrangements pursuant to which the ADS Depositary acts as depositary for ADS Holders, deliver (by way of exchange) such US Holdco Shares to the ADS Holders on the basis of one US Holdco Share for every four Incannex ADSs held by the ADS Holder on the Record Date; and

(iii) issue to the Sale Agent such number of US Holdco Shares in accordance with clauses 4.4 and 4.5 that Ineligible Foreign Shareholders and Small Parcel Holders (excluding Excluded Small Parcel Holders) would otherwise have been entitled to.

(b) Where the calculation of the number of US Holdco Shares to be issued to a particular Share Scheme Participant would result in the issue of a fraction of a US Holdco Share, then any such fractional entitlement will be rounded up to the nearest whole number of US Holdco Shares.

(c) Incannex acknowledges that the undertaking by US Holdco in clause 4.3(a) is given to Incannex in its own right and in its capacity as trustee for each Share Scheme Participant.

4.4 Ineligible Foreign Shareholders

(a) US Holdco will be under no obligation under this deed to allot or issue, and will not issue or procure to be issued any Share Scheme Consideration (in the form of US Holdco Shares) in the name of any Ineligible Foreign Shareholder and, instead, will issue US Holdco Shares to which the Ineligible Foreign Shareholder would have otherwise been entitled to the Sale Agent, in trust for the Ineligible Foreign Shareholder who is the beneficial owner thereof.

(b) US Holdco will:

(i) instruct the Sale Agent, acting on behalf of the Ineligible Foreign Shareholders and not on behalf of Incannex or US Holdco, to sell all of the US Holdco Shares issued in the name of the Sale Agent pursuant to clause 4.4(a) in such manner, or such financial market, at such price and on such other terms as the Sale Agent determines in good faith, as soon as reasonably practicable and in any event not more than eight weeks after the Implementation Date; and

(ii) remit, or procure to be remitted, to the Ineligible Foreign Shareholder the proceeds of its sale (on an averaged basis so that all Ineligible Foreign Shareholders receive the same price per US Holdco Share, subject to rounding to the nearest whole cent) in Australian dollars (after deducting any applicable brokerage, foreign exchange, stamp duty and other selling costs, taxes and charges).

4.5 Small Parcel Holders

(a) Subject to clause 4.5(b), US Holdco will be under no obligation under this deed to allot or issue, and will not issue or procure to be issued any Share Scheme Consideration (in the form of US Holdco Shares) in the name of any Small Parcel Holder and, instead, will issue US Holdco Shares to which the Small Parcel Holder would have otherwise been entitled to the Sale Agent, in trust for the Small Parcel Holder who is the beneficial owner thereof.

(b) A Small Parcel Holder will be entitled, by providing a valid Sale Election Form on or before 7:00pm on the Effective Date, to elect not to participate in the Sale Facility and be treated as an Excluded Small Parcel Holder for the purposes of this clause 4.5. In the absence of such an election, each Small Parcel Holder will have any Share Scheme Consideration attributable to them under the Share Scheme issued to the Sale Agent pursuant to this clause 4.5.

(c) US Holdco will:

(i) instruct the Sale Agent, acting on behalf of Small Parcel Holders (excluding Excluded Small Parcel Holders) and not on behalf of Incannex or US Holdco, to sell all of the US Holdco Shares issued in the name of the Sale Agent pursuant to clause 4.5(a) in such manner, or such financial market, at such price and on such other terms as the Sale Agent determines in good faith, as soon as reasonably practicable and in any event not more than eight weeks after the Implementation Date; and

(ii) remit, or procure to be remitted, to the Small Parcel Holder (excluding Excluded Small Parcel Holders) the proceeds of its sale (on an averaged basis so that all Small Parcel Holders (excluding Excluded Small Parcel Holders) receive the

same price per US Holdco Share, subject to rounding to the nearest whole cent) in Australian dollars (after deducting any applicable brokerage, foreign exchange, stamp duty and other selling costs, taxes and charges).

4.6 **US Holdco Shares to rank equally**

US Holdco covenants in favour of Incannex (in its own right and on behalf of the Share Scheme Participants) that:

(a) US Holdco Shares to be issued pursuant to the Share Scheme will be duly and validly authorised and will be of the same class of US Holdco Shares currently issued and outstanding and will rank equally in all respects with all issued and outstanding US Holdco Shares;

(b) US Holdco Shares issued as Share Scheme Consideration will be entitled to participate in and receive any dividends or distribution of capital paid and any other entitlements accruing in respect of US Holdco Shares on and after the Implementation Date;

(c) each such US Holdco Share issued pursuant to the Share Scheme will be validly issued, fully paid, free from any Encumbrance or other third party rights and non-assessable; and

(d) it will use reasonable endeavours to ensure that US Holdco Shares issued as Share Scheme Consideration will be listed for quotation on NASDAQ with effect from the Business Day after the Implementation Date (or such later date as NASDAQ may require).

4.7 **Share Scheme Deed Poll**

US Holdco covenants in favour of Incannex (in its own right and separately as trustee for each of the Share Scheme Participants) to execute and deliver to Incannex before 5:00pm on the Business Day prior to the First Court Date the Share Scheme Deed Poll.

5 Transaction Steps – Option Scheme

5.1 **Option Scheme**

(a) Incannex must, as soon as reasonably practicable after the Execution Date, propose the Option Scheme to Incannex Optionholders on and subject to the terms and conditions of this deed and the Option Scheme.

(b) If the Option Scheme becomes Effective, on the Implementation Date:

(i) all of the Scheme Options held by Option Scheme Participants on the Record Date will be cancelled; and

(ii) in consideration for the cancellation of the Scheme Options, each Option Scheme Participant that is not an Ineligible Foreign Optionholder will receive the Option Scheme Consideration in accordance with the terms of this deed, the Option Scheme and the Option Scheme Deed Poll.

5.2 **No amendment to the Option Scheme without consent**

Incannex must not consent to any modification of, or amendment to, or the making or imposition by the Court of any condition in respect of, the Option Scheme without the prior written consent of US Holdco.

5.3 **Option Scheme Consideration**

(a) US Holdco undertakes and warrants to Incannex (in its own right and on behalf of each Option Scheme Participant) that in consideration for the Option Scheme Participants agreeing to cancel their respective Scheme Options under the terms of the Option

Scheme, US Holdco will on the Implementation Date issue one US Holdco Option to each Option Scheme Participant that is not an Ineligible Foreign Optionholder for every 100 Scheme Options held by that Option Scheme Participant on the Record Date (**Option Scheme Consideration**) in accordance with the terms of the Option Scheme and Option Scheme Deed Poll.

(b) Where the calculation of the number of US Holdco Options to be issued to a particular Option Scheme Participant would result in the issue of a fraction of a US Holdco Option, then any such fractional entitlement will be rounded up to the nearest whole number of US Holdco Options.

(c) Incannex acknowledges that the undertaking by US Holdco in clause 5.3(a) is given to Incannex in its own right and in its capacity as trustee and nominee for each Option Scheme Participant.

5.4 Terms of US Holdco Options

Each US Holdco Option issued as Option Scheme Consideration in accordance with the Option Scheme and the Option Scheme Deed Poll will:

(a) have an exercise price per US Holdco Share equal to 100 times the exercise price per Incannex Share of the relevant Scheme Option it replaces, converted from Australian dollars to US dollars at the prevailing currency exchange rate on the Implementation Date, as reasonably determined by Incannex;

(b) have an exercise period equal to the unexpired exercise period of the relevant Scheme Option it replaces;

(c) have the same terms as to vesting as the relevant Scheme Option it replaces; and

(d) otherwise be on the same terms as the Scheme Option it replaces, with necessary changes due to US Holdco being the issuer in place of Incannex.

5.5 Ineligible Foreign Optionholders

US Holdco will be under no obligation under this deed to allot or issue, and will not issue any Option Scheme Consideration (in the form of US Holdco Options) in the name of any Ineligible Foreign Optionholder and, instead, any Scheme Options held by Ineligible Foreign Optionholders on the Record Date will be cancelled for nil consideration.

5.6 Option Scheme Deed Poll

US Holdco covenants in favour of Incannex (in its own right and separately as trustee for each of the Option Scheme Participants) to execute and deliver to Incannex before 5:00pm on the Business Day prior to the First Court Date the Option Scheme Deed Poll.

6 Implementation of the Schemes

6.1 General obligations

Incannex and US Holdco must each:

(a) use all reasonable endeavours and commit necessary resources (including management and corporate relations resources and the resources of external advisers); and

(b) procure that its officers and advisers act reasonably and work in a timely and co-operative fashion with the other party (including by attending meetings and by providing information),

to procure the preparation of the Scheme Booklet and implement the Schemes as soon as reasonably practicable.

6.2 **Incannex obligations**

Incannex must, acting at all times in good faith, take all steps reasonably necessary to implement the Schemes as soon as reasonably practicable and on and subject to the terms of this deed. Without limiting the foregoing, Incannex must (to the fullest extent applicable):

(a) (**announce directors' recommendation**) following execution of this deed, announce, in the form of its Agreed Public Announcement (on the basis of statements made to Incannex by each Incannex Director that):

(i) in respect of the Share Scheme:

(A) the Incannex Directors intend to recommend the Share Scheme to Incannex Shareholders and recommend that Incannex Shareholders vote in favour of the Share Scheme at the Share Scheme Meeting; and

(B) each Incannex Director intends to vote, or cause to be voted, all Incannex Shares in which they have a Relevant Interest in favour of the Share Scheme at the Share Scheme Meeting,

in each case in the absence of:

(C) the Independent Expert concluding in the Independent Expert's Report (or any update or variation to that report) that the Share Scheme is not in the best interests of Incannex Shareholders; or

(D) in the case of the recommendation in clause 6.2(a)(i)(A), an Incannex Director making a determination in accordance with clause 6.4; and

(ii) in respect of the Option Scheme:

(A) the Incannex Directors intend to recommend the Option Scheme to Incannex Optionholders and recommend that Incannex Optionholders vote in favour of the Option Scheme at the Option Scheme Meeting; and

(B) each Incannex Director intends to vote, or cause to be voted, all Incannex Options in which they have a Relevant Interest in favour of the Option Scheme at the Option Scheme Meeting,

in each case in the absence of:

(C) the Independent Expert concluding in the Independent Expert's Report (or any update or variation to that report) that the Option Scheme is not in the best interests of Incannex Optionholders; or

(D) in the case of the recommendation in clause 6.2(a)(ii)(A), an Incannex Director making a determination in accordance with clause6.4;

(b) (**Independent Expert**) as soon as reasonably practicable after the Execution Date, appoint the Independent Expert, in accordance with RG 112, and provide all assistance and information reasonably requested by the Independent Expert in connection with the preparation of the Independent Expert's Report (and any update to any such report);

(c) (**preparation of Scheme Booklet**):

(i) prepare the Scheme Booklet (other than US Holdco Information and the Independent Expert's Report) in accordance with all applicable laws (including the Corporations Act and Corporations Regulations), RG 60, the Listing Rules, applicable United States securities laws and regulations, the applicable rules of NASDAQ and, subject to clause 6.3(a), include US Holdco Information in the Scheme Booklet; and

(ii) consult with US Holdco as to the content and presentation of the Scheme Booklet, including providing US Holdco with drafts of the Scheme Booklet and the factual information sections relating to US Holdco in the Independent Expert's Report, in a timely manner and, acting reasonably and in good faith, consider (and, where applicable, promptly provide to the Independent Expert in writing) all reasonable comments from US Holdco and its Representatives on those drafts when preparing revised drafts, provided that such comments are provided to Incannex in a timely manner (however, in relation to the Independent Expert's Report, Incannex is only responsible to ensure that the Independent Expert considers comments relating exclusively to factual accuracy);

(d) (**Incannex Directors recommendation and voting intentions in Scheme Booklet**) state in the Scheme Booklet that:

(i) in respect of the Share Scheme:

(A) the Incannex Directors recommend the Share Scheme to Incannex Shareholders and recommend that Incannex Shareholders vote in favour of the Share Scheme at the Share Scheme Meeting; and

(B) each Incannex Director intends to vote, or cause to be voted, all Incannex Shares in which they have a Relevant Interest in favour of the Share Scheme at the Share Scheme Meeting,

in each case in the absence of:

(C) the Independent Expert concluding in the Independent Expert's Report (or any update or variation to that report) that the Share Scheme is not in the best interests of Incannex Shareholders; or

(D) in the case of the recommendation in clause 6.2(d)(i)(A), an Incannex Director making a determination in accordance with clause 6.4; and

(ii) in respect of the Option Scheme:

(A) the Incannex Directors recommend the Option Scheme to Incannex Optionholders and recommend that Incannex Optionholders vote in favour of the Option Scheme at the Option Scheme Meeting; and

(B) each Incannex Director intends to vote, or cause to be voted, all Incannex Options in which they have a Relevant Interest in favour of the Option Scheme at the Option Scheme Meeting,

in each case in the absence of:

(C) the Independent Expert concluding in the Independent Expert's Report (or any update or variation to that report) that the Option Scheme is not in the best interests of Incannex Optionholders; or

(D) in the case of the recommendation in clause 6.2(d)(ii)(A), an Incannex Director making a determination in accordance with clause 6.4;

(e) (**lodgement of Regulator's Drafts**)

(i) no later than 14 days before the First Court Date, provide a near final draft of the Scheme Booklet (**Regulator's Draft**) to ASIC for its review for the purposes of section 411(2) of the Corporations Act, and provide a copy of the Regulator's Draft to US Holdco immediately thereafter; and

(ii) keep US Holdco reasonably informed of any material issues raised by ASIC in relation to the Regulator's Draft and, where practical to do so, consult with US Holdco in good faith prior to taking any steps or actions to address any such material issues (provided that, where such issues relate to US Holdco

Information, Incannex must not take any steps to address them without US Holdco's prior written consent, not to be unreasonably withheld or delayed);

(f) **(no objection statement)** apply to ASIC for a statement under section 411(17)(b) of the Corporations Act stating that ASIC has no objection to each of the Schemes;

(g) **(First Court Hearing)** apply to the Court for orders under section 411(1) of the Corporations Act directing Incannex to convene the Share Scheme Meeting and the Option Scheme Meeting;

(h) **(due diligence and verification)** undertake appropriate due diligence and verification processes in relation to the Incannex Information, and, once such processes have been completed, provide written confirmation to US Holdco of the completion of such processes;

(i) **(approval and registration of Scheme Booklet)** if the Court directs Incannex to convene the Share Scheme Meeting and the Option Scheme Meeting, request that, in accordance with section 412(6) of the Corporations Act, ASIC register the Scheme Booklet;

(j) **(Share Scheme Meeting and Option Scheme Meeting)** as soon as reasonably practicable following registration of the Scheme Booklet by ASIC, despatch the Scheme Booklet to Incannex Shareholders and Incannex Optionholders, and convene and hold the Share Scheme Meeting and the Option Scheme Meeting in accordance with the orders made by the Court at the First Court Hearing;

(k) **(Director votes and participation)** use its reasonable endeavours to procure that each Incannex Director votes any Incannex Shares and Incannex Options in which they have a Relevant Interest in favour of the Share Scheme at the Share Scheme Meeting and the Option Scheme at the Option Scheme Meeting and participates in reasonable efforts to promote the Share Scheme (in the absence of the Independent Expert concluding in the Independent Expert's Report (or any update or variation to that report) that the Share Scheme is not in the best interests of Incannex Shareholders) and the Option Scheme (in the absence of the Independent Expert concluding in the Independent Expert's Report (or any update or variation to that report) that the Option Scheme is not in the best interests of Incannex Optionholders);

(l) **(supplementary disclosure)** if, after despatch of the Scheme Booklet, Incannex becomes aware:

   (i) that information included in the Scheme Booklet is or has become false, misleading or deceptive in any material respect (whether by omission or otherwise); or

   (ii) of information that is required to be disclosed to Incannex Shareholders or Incannex Optionholders under any applicable law or having regard to RG 60 but was not included in the Scheme Booklet,

   promptly disclose such information to and consult with US Holdco in good faith as to the need for, and form of, any supplementary disclosure to Incannex Shareholders and Incannex Optionholders, the need for, the timing of, and directions to be sought at, an additional application to the Court, and make any disclosure that it is ordered to make or considers reasonably necessary in the circumstances, having regard to orders made by the Court, applicable laws and RG 60;

(m) **(Conditions Precedent certificate)** at the Second Court Hearing, provide to the Court (through its counsel):

   (i) a certificate confirming (in respect of matters within its knowledge) whether or not the Conditions Precedent in respect of the Share Scheme (other than the Conditions Precedent in clauses 3.1(c) and 3.1(d)) have been satisfied or waived in accordance with clause 3, a draft of which certificate must be provided to US Holdco by 5:00pm on the Business Day prior to the Second Court Date;

(ii) a certificate confirming (in respect of matters within its knowledge) whether or not the Conditions Precedent in respect of the Option Scheme (other than the Conditions Precedent in clauses 3.2(c), 3.2(e) and 3.2(f)) have been satisfied or waived in accordance with clause 3, a draft of which certificate must be provided to US Holdco by 5:00pm on the Business Day prior to the Second Court Date; and

(iii) any certificate provided to it by US Holdco pursuant to clause 6.3(i);

(n) (**Second Court Hearing**) subject to:

(i) the Conditions Precedent (other than the Conditions Precedent in clauses 3.1(c) and 3.1(d)) being satisfied or waived in accordance with clause 3, apply to the Court for orders under section 411(4)(b) of the Corporations Act approving the Share Scheme; and

(ii) the Conditions Precedent (other than the Conditions Precedent in clauses 3.2(c), 3.2(e) and 3.2(f)) being satisfied or waived in accordance with clause 3, apply to the Court for orders under section 411(4)(b) of the Corporations Act approving the Option Scheme;

(o) (**Court Documents**) prepare the Court Documents, provide drafts of those documents to US Holdco in a timely manner and, acting reasonably and in good faith, take into account all reasonable comments from US Holdco and its Representatives on those drafts, provided that such comments are provided in a timely manner;

(p) (**extract Court order and notify ASX**) as soon as reasonably possible after conclusion of the Second Court Hearing:

(i) obtain an office copy of the orders made by the Court under section 411(4)(b) of the Corporations Act approving the Share Scheme; and

(ii) obtain an office copy of the orders made by the Court under section 411(4)(b) of the Corporations Act approving the Option Scheme,

and, promptly after receipt of the orders, tell ASX of the Incannex's intention to lodge the Court orders with ASIC the following day;

(q) (**lodgement of Court order**) for the purposes of section 411(10) of the Corporations Act, lodge with ASIC an office copy of the orders made by the Court under section 411(4)(b) of the Corporations Act approving the Share Scheme and the Option Scheme before 5:00pm on the Business Day following the day on which it receives such office copy;

(r) (**suspension of trading and de-listing**) apply to:

(i) ASX to have:

(A) trading in Incannex Shares suspended from the close of trading on the Effective Date; and

(B) Incannex removed from the official list of ASX, and quotation of Incannex Shares on ASX terminated, with effect on and from the close of trading on the Trading Day immediately following, or shortly after, the Implementation Date,

or, in each case, such other dates as the parties may agree, acting reasonably, following consultation with ASX and not do anything to cause any of these things to happen before the time specified in this clause 6.2(r); and

(ii) NASDAQ to have trading suspended in Incannex ADSs (by way of submission of a "corporate action" form to NASDAQ in order to transfer the listing of the Incannex ADSs to a listing of US Holdco Shares) from the close of trading on NASDAQ on the Implementation Date;

(s) (**Share Scheme implementation**): if the Court makes orders under section 411(4) of the Corporations Act approving the Share Scheme:

(i) determine the identity of each Share Scheme Participant and their entitlement to the Share Scheme Consideration as at the Record Date, including by taking up-to-date copies of the Incannex Share Register current as at the Record Date;

(ii) provide to US Holdco all information about the Share Scheme Participants that US Holdco reasonably requires in order for US Holdco to provide the Share Scheme Consideration to the Share Scheme Participants in accordance with the Share Scheme;

(iii) execute proper instruments of transfer of and giving effect to and registering the transfer of the Incannex Shares to US Holdco in accordance with the Share Scheme;

(iv) do all other things contemplated by or necessary to give effect to the Share Scheme and the orders of the Court;

(t) (**Option Scheme Implementation**) if the Court makes orders under section 411(4) of the Corporations Act approving the Option Scheme:

(i) determine the identity of each Option Scheme Participant and their entitlement to the Option Scheme Consideration as at the Record Date, including by taking up-to-date copies of the Incannex Option Register current as at the Record Date;

(ii) provide to US Holdco all information about the Option Scheme Participants that US Holdco reasonably requires in order for US Holdco to provide the Option Scheme Consideration to the Option Scheme Participants in accordance with the Option Scheme; and

(iii) subject to US Holdco satisfying its obligations to provide the Option Scheme Consideration to the Option Scheme Participants in accordance with the Option Scheme, cancel the Scheme Options on the Implementation Date;

(u) (**Share Scheme Consideration**) subject to the Share Scheme being Effective, facilitate the provision of the Share Scheme Consideration to Share Scheme Participants;

(v) (**Option Scheme Consideration**) subject to the Option Scheme being Effective, facilitate the provision of the Option Scheme Consideration to Option Scheme Participants; and

(w) (**compliance with laws**) do everything reasonably within its power to ensure that the Transaction is effected in accordance with all applicable laws, regulations and policy.

6.3 US Holdco obligations

US Holdco must, acting at all times in good faith, take all steps reasonably necessary to implement the Schemes as soon as reasonably practicable and on and subject to the terms of this deed. Without limiting the foregoing, US Holdco must (to the fullest extent applicable):

(a) (**prepare US Holdco Information**)

(i) as soon as reasonably practicable after the Execution Date, prepare the US Holdco Information for inclusion in the Scheme Booklet in accordance with all applicable laws (including the Corporations Act and Corporations Regulations), RG 60 and the Listing Rules; and

(ii) provide Incannex with drafts of the US Holdco Information in a timely manner and, acting reasonably and in good faith, take into account all reasonable comments from Incannex and its Representatives on those drafts, provided that such comments are provided to US Holdco in a timely manner;

(b) **(assistance with Scheme Booklet and Court Documents)** provide any assistance or information reasonably requested by Incannex or its Representatives in connection with the preparation of the Scheme Booklet (including any supplementary disclosure to Incannex Shareholders or Incannex Optionholders) or any Court Documents, including reviewing the drafts of the Scheme Booklet prepared by Incannex and provide comments in a timely manner on those drafts in good faith;

(c) **(Independent Expert's Report)** subject to the Independent Expert agreeing to reasonable confidentiality restrictions, provide any assistance or information reasonably requested by Incannex or its Representatives, or by the Independent Expert, in connection with the preparation of the Independent Expert's Report (and any update or variation to any such report);

(d) **(due diligence and verification)** undertake appropriate due diligence and verification processes in relation to the US Holdco Information, and, once those processes have been completed, provide written confirmation to Incannex of the completion of such processes;

(e) **(confirmation of US Holdco Information)** promptly after Incannex requests that it does so, confirm in writing to Incannex that:

(i) it consents to the inclusion of the US Holdco Information in the Scheme Booklet, in the form and context in which the US Holdco Information appears; and

(ii) the US Holdco Information in the Scheme Booklet is not misleading or deceptive in any material respect (whether by omission or otherwise), and the inclusion of such US Holdco Information, in that form and context, has been approved by the US Holdco Board;

(f) **(Share Scheme Deed Poll and Option Scheme Deed Poll)** before 5:00pm on the Business Day prior to the First Court Date, enter into the Share Scheme Deed Poll and the Option Scheme Deed Poll and deliver them to Incannex, and:

(i) if the Share Scheme becomes Effective, fully comply with its obligations under the Share Scheme Deed Poll; and

(ii) if the Option Scheme becomes Effective, fully comply with its obligations under the Option Scheme Deed Poll;

(g) **(United States legal opinion)**: deliver to Incannex an opinion from its United States legal counsel, in a form satisfactory to Incannex (acting reasonably), that each of the Share Scheme Deed Poll and the Option Scheme Deed Poll are legally binding on and enforceable against US Holdco under the laws of Delaware;

(h) **(update US Holdco Information)** promptly advise Incannex in writing if it becomes aware:

(i) of information which should have been but was not included in the US Holdco Information in the Scheme Booklet (including if known at the time), and promptly provide Incannex with the omitted information; or

(ii) that the US Holdco Information in the Scheme Booklet is or has become misleading or deceptive in any material respect (whether by omission or otherwise), and promptly provide Incannex with any information required to correct the misleading or deceptive statements;

(i) **(Conditions Precedent certificate)** before 8:00am on the Second Court Date, provide to Incannex for provision to the Court at the Second Court Hearing:

(i) a certificate confirming (in respect of matters within its knowledge) whether or not the Conditions Precedent in respect of the Share Scheme (other than the Conditions Precedent in clauses 3.1(c) and 3.1(d)) have been satisfied or waived in accordance with clause 3, a draft of which certificate must be provided to Incannex by 5:00pm on the Business Day prior to the Second Court Date;

(ii) a certificate confirming (in respect of matters within its knowledge) whether or not the Conditions Precedent in respect of the Option Scheme (other than the Conditions Precedent in clauses 3.2(c), 3.2(e) and 3.2(f)) have been satisfied or waived in accordance with clause 3, a draft of which certificate must be provided to Incannex by 5:00pm on the Business Day prior to the Second Court Date;

(j) **(Share Scheme Consideration)** if the Share Scheme becomes Effective, do all things necessary to issue the Share Scheme Consideration in accordance with the terms of this deed, the Share Scheme and the Share Scheme Deed Poll;

(k) **(Option Scheme Consideration)** if the Option Scheme becomes Effective, do all things necessary to issue the Option Scheme Consideration in accordance with the terms of this deed, the Option Scheme and the Option Scheme Deed Poll;

(l) **(Scheme Shares transfer)** if the Share Scheme becomes Effective, accept a transfer of the Scheme Shares and execute instruments of transfer in respect of the Scheme Shares, in each case, in accordance with this deed, the Share Scheme and the Share Scheme Deed Poll;

(m) **(US Holdco Shares)** apply to NASDAQ to list US Holdco Shares via a successor listing (subject to the Share Scheme becoming Effective), and use reasonable endeavours to obtain the satisfaction of any conditions imposed by NASDAQ for such listing; and

(n) **(compliance with laws)** do everything reasonably within its power to ensure that the Transaction is effected in accordance with all applicable laws, regulations and policy.

6.4 Form of Recommendation

Clauses 6.2(a) and 6.2(d) are qualified to the extent that, after first obtaining written advice from external legal counsel, an Incannex Director reasonably determines that they should not provide or continue to maintain any recommendation because that Incannex Director has an interest in the Share Scheme or the Option Scheme that renders it inappropriate for them to maintain any such recommendation in relation to that Scheme.

6.5 Scheme Booklet

(a) If the parties are unable to agree on the form or content of a particular part of the Scheme Booklet, then:

(i) if the relevant part of the Scheme Booklet is US Holdco Information, Incannex will make such amendments to that part of the Scheme Booklet as required by US Holdco (acting reasonably and in good faith); and

(ii) in any other case, Incannex (acting reasonably and in good faith) will decide the form and content of that part of the Scheme Booklet.

(b) The parties agree that the Scheme Booklet will contain a responsibility statement to the effect that:

(i) Incannex is responsible for the Incannex Information contained in the Scheme Booklet;

(ii) US Holdco is responsible for the US Holdco Information contained in the Scheme Booklet; and

(iii) the Independent Expert is responsible for the Independent Expert's Report, and none of Incannex, US Holdco or their respective Representatives assumes any responsibility for the accuracy or completeness of the Independent Expert's Report or any other report or letter issued to Incannex by a third party in connection with the Independent Expert's Report.

(c) Each party must undertake appropriate verification processes for the information supplied by that party for the Scheme Booklet.

7 Termination rights

7.1 Termination events

Without limiting any other provision of this deed:

(a) either party may terminate this deed by notice in writing to the other party:

(i) if the End Date has passed before the Transaction has been implemented (other than as a result of a breach by the terminating party of its obligations under this deed);

(ii) if each of the following has occurred:

(A) the other party (being a defaulting party) is in breach of a material provision of this deed at any time prior to 8:00am on the Second Court Date;

(B) the terminating party (being a non-defaulting party) has given notice to the defaulting party setting out the relevant circumstances of the breach and stating an intention to terminate this deed; and

(C) the relevant circumstances have continued to exist 10 Business Days (or any shorter period ending at 8:00am on the Second Court Date) from the time the notice in clause 7.1(a)(ii)(B) is given;

(iii) if the required majorities of Incannex Shareholders do not approve the Share Scheme at the Share Scheme Meeting; or

(iv) if any of the Conditions Precedent in clause 3.1 or 3.2 is incapable of being satisfied or fulfilled (other than as a result of a breach by the terminating party of its obligations under this deed); or

(v) if a Court or other Regulatory Authority has issued an order, decree or ruling or taken other action that permanently restrains or prohibits the Transaction and that order, decree, ruling or other action has become final and cannot be appealed; and

(b) either party may terminate this agreement if the other party consents to do so and both parties confirm it in writing.

7.2 Notice of breach

Each party must give notice to the other party as soon as practicable after it becomes aware of a breach by it of this deed.

7.3 Termination right

(a) Any right to terminate this deed under clauses 7.1(a) or 7.1(b) that arises before the Second Court Date ceases at 8:00am on the Second Court Date.

(b) Subject to clause 7.3(a), any right to terminate this deed ceases when the Share Scheme becomes Effective.

7.4 Effect of termination

(a) If a party terminates this deed, each party will be released from all further obligations under this deed other than under clauses 1, 8, 9, 10, 11 (other than 11.8) and 12.

(b) Subject to any rights or obligations arising under or pursuant to clauses that are expressed to survive termination (including by virtue of this clause 7.4), on termination of this deed, no party shall have any rights against or obligations to any other party under this deed except for those rights and obligations which accrued prior to termination.

7.5 Disclosure on termination of deed

The parties agree that, if this deed is terminated under this clause 7, any party may disclose:

(a) the fact that this deed has been terminated, where such disclosure is required by the Listing Rules or the rules of NASDAQ, or is in the reasonable opinion of that party required to ensure that the market in its securities is properly informed;

(b) the fact that this deed has been terminated to ASIC and the Court; and

(c) information that is required to be disclosed as a matter of law or in any proceedings.

8 Public announcements

8.1 Announcement of transaction

Immediately after execution of this deed, Incannex must release the Agreed Public Announcement.

8.2 Public announcements

(a) Subject to clause 8.2(b), no public announcement or disclosure in relation to the Transaction or any subject matter thereof, or any other transaction the subject of this deed, the Share Scheme or the Option Scheme (including any staff or client announcements or presentations) may be made other than in a form approved by each party (acting reasonably), but each party must use all reasonable endeavours to provide such approval as soon as practicable.

(b) Where US Holdco, Incannex or any of their Affiliates is required by law and/or ASX (e.g., pursuant to the Listing Rules), ASIC, SEC or NASDAQ, to make any announcement or make any filing or disclosure in relation to the Transaction or any other transaction the subject of this deed, the Share Scheme or the Option Scheme, it may do so only after it has given as much notice as possible to, and has consulted (to the fullest extent reasonable in the circumstances) with the other party prior to making the relevant disclosure.

(c) US Holdco and Incannex agree to consult with each other in advance in relation to:

(i) overall communication plans;

(ii) approaches to Incannex Shareholders;

(iii) approaches to the media;

(iv) proxy solicitations; and

(v) written presentations,

including to provide each other a reasonable advance opportunity to comment, to ensure that the information used in clauses 8.2(c)(i) to 8.2(c)(v) above is consistent with the information in the Scheme Booklet.

8.3 Statements on termination

The parties must act in good faith and use all reasonable endeavours to issue agreed statements in respect of any termination of this deed and, to that end but without limitation, clauses 8.2(a) to 8.2(c) applies to any such statements or disclosures.

9 Notices

9.1 Manner of giving notice

Any notice or other communication to be given under this deed must be in writing (which includes email) and may be delivered or sent by post or email to the party to be served in accordance with the details set out in the 'Details' section of this deed on page 1 or at any such other address or email address notified for this purpose to the other parties under this clause. Any notice or other communication sent by post must be sent by prepaid ordinary post (if the country of destination is the same as the country of origin) or by airmail (if the country of destination is not the same as the country of origin).

9.2 When notice given

(a) Any notice or other communication is deemed to have been given:

(i) if delivered, on the date of delivery; or

(ii) if sent by post, on the third day after it was put into the post (for post within the same country) or on the fifth day after it was put into the post (for post sent from one country to another); or

(iii) if sent by email, on the earlier of the sender receiving an automated message confirming delivery or, provided no automated message is received stating that the email has not been delivered, three hours after the time the email was sent by the sender, such time to be determined by reference to the device from which the email was sent,

but if the notice or other communication would otherwise be taken to be received after 5:00pm or on a Saturday, Sunday or public holiday in the place of receipt then the notice or communication is taken to be received at 9:00am on the next day that is not a Saturday, Sunday or public holiday.

9.3 Proof of service

In proving service of a notice or other communication, it shall be sufficient to prove that delivery was made or that the envelope containing the communication was properly addressed and posted either by prepaid post or by prepaid airmail or that the email was properly addressed and transmitted by the sender's server into the network and there was no apparent error in the operation of the sender's email system, as the case may be.

9.4 Documents relating to legal proceedings

This clause 9 does not apply in relation to the service of any claim form, notice, order, judgment or other document relating to or in connection with any proceedings, suit or action arising out of or in connection with this deed.

10 Entire agreement

10.1 Entire agreement

This deed contains the entire agreement between the parties relating to the Transaction and supersedes all previous agreements, whether oral or in writing, between the parties relating to the Transaction.

10.2 No reliance

Each party acknowledges that in agreeing to enter into this deed it has not relied on any express or implied representation, warranty, collateral contract or other assurance (except those expressly set out in this deed) made by or on behalf of any other party before the entering into of this deed. Each party waives all rights and remedies which, but for this clause 10.2 might

otherwise be available to it in respect of any such representation, warranty, collateral contract or other assurance.

10.3 **Termination rights**

Except for the express rights of termination contained in clauses 3.7 and 7:

(a) no party has any right to terminate this deed; and

(b) the parties waive their rights (if any) to annul, rescind, dissolve, withdraw from, cancel or terminate this deed in any circumstances.

11 General

11.1 **Amendments**

This deed may only be amended in writing and where such amendment is signed by all the parties.

11.2 **Assignments**

None of the rights or obligations of a party under this deed may be assigned or transferred without the prior written consent of the other party.

11.3 **Costs**

Incannex must pay the costs and expenses of the Schemes, except that US Holdco must pay all stamp duties (if any) and any fines and penalties with respect to stamp duty in respect of this deed, the Share Scheme or the Option Scheme or the steps to be taken under this deed, the Share Scheme or the Option Scheme (including without limitation the acquisition or transfer of Scheme Shares under the Share Scheme and the cancellation of Scheme Options under the Option Scheme).

11.4 **GST**

(a) Where under the terms of this deed one party is liable to indemnify or reimburse another party in respect of any costs, charges or expenses, the payment shall include an amount equal to any GST thereon not otherwise recoverable by the other party, subject to that party using all reasonable endeavours to receive such amount of GST as may be practicable.

(b) If any payment under this deed constitutes the consideration for a taxable supply for GST purposes, then in addition to that payment the payer shall pay any GST due.

(c) Unless otherwise expressly stated, all prices or other sums payable or consideration to be provided under or in accordance with this deed are exclusive of GST.

11.5 **Consents**

Except as otherwise expressly provided in this deed a party may give or withhold its consent to any matter referred to in this deed in its absolute discretion. A party that gives its consent to any matter referred to in this deed is not taken to have made any warranty or representation as to any matter or circumstance connected with the subject matter of that consent.

11.6 **Counterparts**

This deed may be executed in counterparts, which taken together must constitute one and the same agreement, and any party (including any duly authorised representative of a party) may enter into this deed by executing a counterpart.

11.7 **Exercise and waiver of rights**

The rights of each party under this deed:

(a) may be exercised as often as necessary;

(b) except as otherwise expressly provided by this deed, are cumulative and not exclusive of rights and remedies provided by law; and

(c) may be waived only in writing and specifically,

and delay in exercising or non-exercise of any such right is not a waiver of that right.

11.8 Further assurance

Each party undertakes, at the request, cost and expense of the other party, to sign all documents and to do all other acts, which may be necessary to give full effect to this deed.

11.9 No merger

Each of the obligations, warranties and undertakings set out in this deed (excluding any obligation which is fully performed at the Implementation Date) must continue in force after the Implementation Date.

11.10 Severability

The provisions contained in each clause and sub clause of this deed shall be enforceable independently of each of the others and their validity shall not be affected if any of the others is invalid.

12 Governing law and jurisdiction

12.1 Governing law

This deed and any non-contractual obligations arising out of or in connection with it is governed by the law applying in Victoria, Australia.

12.2 Jurisdiction

The courts having jurisdiction in Victoria have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this deed (including a dispute relating to any non-contractual obligations arising out of or in connection with this deed) and each party irrevocably submits to the non-exclusive jurisdiction of the courts having jurisdiction in Victoria.

EXECUTION

Executed as a deed

Executed as a deed by **Incannex Healthcare Limited** ACN 096 635 246 in accordance with section 127 of the *Corporations Act 2001* (Cth):

Director

JOEL LATHAM

Name of Director
BLOCK LETTERS

*Director/*Company Secretary

Madhukar Bhalla

Name of *Director/*Company Secretary
BLOCK LETTERS
*please strike out as appropriate

Executed by an authorised signatory of Incannex Healthcare Inc.:

Signature of authorised person

JOEL LATHAM

Name of authorised person

BLOCK LETTERS

Schedule 1 – Share Scheme of Arrangement

Schedule 1 is omitted here and is set out in Annexure C to this Scheme Booklet.

Schedule 2 – Share Scheme Deed Poll

Schedule 2 is omitted here and is set out in Annexure D to this Scheme Booklet.

Schedule 3 – Option Scheme of Arrangement

Schedule 3 is omitted here and is set out in Annexure E to this Scheme Booklet.

Schedule 4 – Option Scheme Deed Poll

Schedule 4 is omitted here and is set out in Annexure F to this Scheme Booklet.

Annexure C – Share Scheme

DETAILS

Parties	**Incannex Healthcare Limited** ACN 096 635 246 of Level 23, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000 (**Incannex**)
	AND
	The registered holders of the fully paid ordinary shares in the capital of Incannex as at 7:00pm on the Record Date other than an Excluded Shareholder (**Share Scheme Participants**)

1 Defined terms & interpretation

1.1 Defined terms

In this Share Scheme, except where the context otherwise requires:

ADS means an American Depositary Share.

ADS Depositary means Deutsche Bank Trust Company Americas.

ADS Holder means a holder of Incannex ADSs.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited (ABN 98 008 624 691) or the Australian Securities Exchange, as the context requires.

ASX Settlement means ASX Settlement Pty Ltd ABN 49 008 504 532.

ASX Settlement Rules means the ASX Settlement Operating Rules of ASX Settlement.

Business Day means a business day as defined in the Listing Rules and, to the extent any action must be taken in relation to NASDAQ, a day on which NASDAQ is operating but excludes a day that is a Saturday, Sunday, bank holiday or public holiday in Melbourne, Victoria or New York, United States of America.

CHESS means the clearing house electronic sub-register system of security transfers operated by ASX Settlement.

Conditions Precedent means the conditions precedent to this Share Scheme set out in clause 3.1 of the Scheme Implementation Deed.

Corporations Act means the *Corporations Act 2001* (Cth).

Court means a court of competent jurisdiction under the Corporations Act.

Effective means, when used in relation to the Share Scheme, the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Share Scheme taking effect pursuant to section 411(10) of the Corporations Act, but in any event at no time before an office copy of the order of the Court is lodged with ASIC.

Effective Date means the date on which the Share Scheme becomes Effective.

Election Form means the form accompanying the Scheme Booklet, pursuant to which Small Parcel Holders may elect to not participate in the Sale Facility.

Eligible Jurisdictions means Australia, Canada, Germany, Hong Kong, Indonesia, Italy, Japan, Netherlands, New Zealand, Philippines, Singapore, United Kingdom and the United States and such other jurisdictions as agreed in writing between Incannex and Incannex US from time to time.

Encumbrance means any encumbrance, mortgage, pledge, charge, lien, assignment, hypothecation, security interest, title retention, preferential right or trust arrangement and any other security arrangement of any kind given or created and including any possessory lien in the ordinary course of business whether arising by law or contract.

End Date means 29 February 2024, or such later date as agreed to in writing between Incannex and US Holdco from time to time.

Excluded Shareholder means any member of the US Holdco Group.

Excluded Shares means any Incannex Shares held by an Excluded Shareholder.

Excluded Small Parcel Holder means a Small Parcel Holder who has made a valid election referred to in clause 6.7 to not participate in the Sale Facility and will not be treated as a Small Parcel Holder.

Ineligible Foreign Shareholder means any Share Scheme Participant whose address shown on the Incannex Share Register is a place outside the Eligible Jurisdictions, unless, no less than three Business Days prior to the Share Scheme Meeting, Incannex and US HoldCo agree in writing that it is lawful and not unduly onerous or unduly impracticable to issue that Incannex Shareholder with the US HoldCo Shares when the Share Scheme becomes Effective.

Implementation Date means the fifth Business Day after the Record Date, or such other date agreed to in writing by Incannex and US Holdco.

Incannex ADS means an ADS, representing 25 Incannex Shares and which trade on NASDAQ under the ticker code "IXHL".

Incannex Share means a fully paid ordinary share issued in the capital of Incannex.

Incannex Share Register means the register of Incannex shareholders maintained by or on behalf of Incannex in accordance with the Corporations Act.

Incannex Shareholder means a person who is registered in the Incannex Share Register as the holder of one or more Incannex Shares, from time to time.

Independent Expert means a person to be appointed by Incannex to prepare the Independent Expert's Report.

Independent Expert's Report means the independent expert's report prepared by the Independent Expert for inclusion in the Scheme Booklet, which states the Independent Expert's opinion in relation to whether:

(g) the Share Scheme is in the best interest of Incannex Shareholders; and

(h) the Option Scheme is in the best interest of Incannex Optionholders,

including any updates or amendments to this report made by the Independent Expert.

Listing Rules means the official listing rules of the ASX.

Marketable Parcel has the meaning given to that term in the Listing Rules, with the closing price on the last day of Incannex Shares trading on ASX used to determine this.

NASDAQ means the NASDAQ Stock Market LLC.

Option Scheme has the meaning given to it in the Scheme Implementation Deed.

Record Date means 7:00pm on the second Business Day following the Effective Date, or such other date (after the Effective Date) as Incannex and US Holdco may agree in writing.

Representative means:

(a) in relation to Incannex, any director, officer or employee of any member of Incannex and any financier, financial adviser, accounting adviser, auditor, legal adviser or technical or other expert adviser or consultant to Incannex in relation to the Schemes; and

(b) in relation to US Holdco, any director, officer or employee of any member of US Holdco and any financier, financial adviser, accounting adviser, auditor, legal adviser or technical or other expert adviser or consultant to US Holdco in relation to the Schemes.

Sale Agent means a person appointed by US Holdco to administer the Sale Facility and to sell or arrange the sale of US Holdco Shares that would otherwise be issued to or for the benefit of Ineligible Foreign Shareholders or Small Parcel Holders (excluding Excluded Small Parcel Holders) under the terms of the Share Scheme.

Sale Facility means the facility to be administered by the Sale Agent pursuant to which Ineligible Foreign Shareholders and Small Parcel Holders (excluding Excluded Small Parcel Holders) will have their Share Scheme Consideration sold on their behalf and have the net proceeds of sale remitted to them under the terms of the Share Scheme.

Scheme Booklet means the information booklet to be despatched to all Incannex Shareholders and Incannex Optionholders and approved by the Court in connection with the Schemes, including this Share Scheme, the Option Scheme, the explanatory statement in respect of the Schemes, the Independent Expert's Report and the notice of meeting.

Scheme Implementation Deed means the scheme implementation deed dated on or about 10 July 2023 between Incannex and US Holdco, as amended or varied from time to time.

Scheme Shares means all of the Incannex Shares on issue on the Record Date other than Excluded Shares.

Schemes means this Share Scheme and the Option Scheme.

Second Court Date means the first day on which the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Share Scheme and Option Scheme is heard or, if the application is adjourned for any reason, the first day on which the adjourned application is heard.

Share Scheme means the scheme of arrangement pursuant to Part 5.1 of the Corporations Act proposed between Incannex and Incannex Shareholders, as set out in this document, together with any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by US Holdco and Incannex.

Share Scheme Consideration means such number of US Holdco Shares for each Scheme Share held by Share Scheme Participants at 7:00pm on the Record Date as described in clause 6.3.

Share Scheme Deed Poll means the deed poll executed by US Holdco, substantially in the form of Schedule 2 to the Scheme Implementation Deed.

Share Scheme Meeting means the meeting of Incannex Shareholders convened by the Court in relation to the Share Scheme pursuant to section 411(1) of the Corporations Act and includes any adjournment of that meeting.

Share Scheme Order means the orders of the Court made under section 411(4)(b) of the Corporations Act (and, if applicable and subject to clause 8.9, section 411(6) of the Corporations Act) in relation to this Share Scheme.

Share Scheme Participant means each person who is an Incannex Shareholder on the Record Date (other than Excluded Shareholders).

Share Scheme Transfer means, for each Share Scheme Participant, a duly completed and executed proper instrument of transfer of the Scheme Shares held by that Share Scheme Participant for the purposes of section 1071B of the Corporations Act, which may be a master transfer for all Scheme Shares.

Small Parcel Holder means a Share Scheme Participant who is not an Ineligible Foreign Shareholder and who holds less than a Marketable Parcel of Incannex Shares on the Record Date.

Subsidiaries has the meaning given to that term in section 9 of the Corporations Act.

Trading Day means a trading day as defined in the Listing Rules.

US Holdco means Incannex Healthcare Inc., a corporation incorporated in the State of Delaware, United States of America and whose principal business address is 18 East 50th Street, 5th Floor, New York, NY 10022.

US Holdco Share means a share of common stock of US Holdco.

US Holdco Share Register means the register of US Holdco shareholders maintained by or on behalf US Holdco and maintained in accordance with the Delaware General Corporation Law.

1.2 **Interpretation**

In this Share Scheme:

(a) the singular includes the plural and vice versa, and a gender includes other genders;

(b) another grammatical form of a defined word or expression has a corresponding meaning;

(c) a reference to a clause, paragraph, or schedule is to a clause or paragraph of, or schedule to, this agreement, and a reference to this document includes any schedule;

(d) a reference to a document or instrument includes the document or instrument as novated, altered, supplemented or replaced from time to time;

(e) a reference to A$, dollar, Australian dollar or $ is to Australian currency;

(f) a reference to US$ or USD is to the lawful currency of the United States;

(g) a reference to time is to time in Melbourne, Victoria time, unless otherwise noted;

(h) a reference to a party is to a party to this agreement, and a reference to a party to a document includes the party's executors, administrators, successors and permitted assigns and substitutes;

(i) a reference to a person includes a natural person, partnership, body corporate, association, governmental or local authority or agency or other entity;

(j) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(k) a word or expression defined in the Corporations Act and not otherwise defined in this agreement has the meaning given to it in the Corporations Act;

(l) the meaning of general words is not limited by specific examples introduced by including, for example or similar expressions;

(m) any agreement, representation, warranty or indemnity in favour of two or more parties (including where two or more persons are included in the same defined term) is for the benefit of them jointly and severally;

(n) a rule of construction does not apply to the disadvantage of a party because the party was responsible for the preparation of this document or any part of it; and

(o) if a day on or by which an obligation must be performed or an event must occur is not a Business Day, the obligation must be performed or the event must occur on or by the next Business Day.

2 Preliminary

2.1 Incannex

(a) Incannex is a public company limited by shares incorporated in Australia and registered in Western Australia.

(b) Incannex is admitted to the official list of ASX and its shares, being the Incannex Shares, are officially quoted on the securities market conducted by ASX. Incannex is also admitted to NASDAQ and Incannex ADSs are quoted on NASDAQ.

(c) Incannex's registered office is at Level 23, Rialto South Tower, 525 Collins Street, Melbourne 3000 Victoria Australia.

2.2 US Holdco

US Holdco is a company incorporated under the laws of Delaware in the United States of America. US Holdco's principal business office is at 18 East 50th Street, 5th Floor, New York, NY 10022.

2.3 Agreement to implement this Share Scheme

Incannex and US Holdco have agreed, by executing the Scheme Implementation Deed, to implement the terms of this Share Scheme and the steps contemplated to follow the implementation of this Share Scheme, to the extent those steps are required to be done by each of them.

2.4 Share Scheme Deed Poll

(a) This Share Scheme attributes actions to US Holdco but does not itself impose an obligation on US Holdco to perform those actions. US Holdco has undertaken in favour of each Share Scheme Participant, by executing the Share Scheme Deed Poll, that it will fulfil its obligations under the Scheme Implementation Deed and do all acts and things necessary or desirable on its part to give full effect to this Share Scheme, including to issue to each Share Scheme Participant the Share Scheme Consideration for each Scheme Share held by the Share Scheme Participant.

(b) Incannex undertakes in favour of each Share Scheme Participant to enforce the Share Scheme Deed Poll against US Holdco on behalf of and as agent and attorney for the Share Scheme Participants.

2.5 **Summary of Share Scheme**

If this Share Scheme becomes Effective:

(a) all of the Scheme Shares (together with all rights and entitlements attaching to the Scheme Shares) will be transferred to US Holdco and Incannex will become a subsidiary of US Holdco on the Implementation Date;

(b) in consideration of the transfer to US Holdco of each Scheme Share held by a Share Scheme Participant, US Holdco will, on the Implementation Date, provide to each Share Scheme Participant the Share Scheme Consideration in accordance with the terms of the Scheme Implementation Deed, this Share Scheme and the Share Scheme Deed Poll;

(c) Incannex will enter the name of US Holdco in the Incannex Share Register as the holder of all the Scheme Shares;

(d) it will bind Incannex and all Share Scheme Participants, including those who do not attend the Share Scheme Meeting, those who do not vote at the Share Scheme Meeting and those who vote against this Share Scheme at the Share Scheme Meeting; and

(e) it will override the constitution of Incannex, to the extent of any inconsistency.

3 Conditions Precedent

3.1 Conditions Precedent

This Share Scheme is conditional upon, and will have no force or effect until, the satisfaction of each of the following conditions:

(a) all of the Conditions Precedent being satisfied or waived (other than the conditions in clauses 3.1(c) (**Court Approval of Share Scheme**) and 3.1(d) (**Share Scheme Orders Lodged with ASIC**) of the Scheme Implementation Deed) in accordance with the Scheme Implementation Deed by the times set out in the Scheme Implementation Deed;

(b) as at 8:00 am on the Second Court Date, the Scheme Implementation Deed not having been terminated in accordance with its terms;

(c) as at 8:00 am on the Second Court Date, the Share Scheme Deed Poll not having been terminated in accordance with its terms;

(d) approval of the Share Scheme by the Court pursuant to section 411(4)(b) of the Corporations Act and if applicable, Incannex and US Holdco having accepted in writing any modification or condition made or required by the Court under section 411(6) of the Corporations Act;

(e) such other conditions made or required by the Court under section 411(6) of the Corporations Act in relation to this Share Scheme and agreed to by Incannex and US Holdco as having been satisfied or waived;

(f) lodgement with ASIC of an office copy of the order of the Court approving the Share Scheme pursuant to section 411(10) of the Corporations Act; and

(g) the Share Scheme Order comes into effect, pursuant to section 411(10) of the Corporations Act.

3.2 Effect of Conditions Precedent

The satisfaction of each condition in clauses 3.1(a) to 3.1(g) (inclusive) of this Share Scheme (**Condition**) is a condition precedent to the operation of this Share Scheme.

3.3 Certificate

(a) Incannex and US Holdco will provide to the Court on the Second Court Date a certificate signed by US Holdco and Incannex (or such other evidence as the Court requests):

(i) stating whether or not the Conditions Precedent have been satisfied or waived (other than the Conditions Precedent in clauses 3.1(c) and 3.1(d) of the Scheme Implementation Deed) as at 8:00am on the Second Court Date; and

(ii) confirming (in respect of matters within their knowledge) whether or not the conditions precedent in clauses 3.1(b) and 3.1(c) of this Share Scheme have been satisfied or waived as at 8:00am on the Second Court Date.

(b) The certificate referred to in clause 3.3(a) will constitute conclusive evidence of whether such Conditions Precedent have been satisfied or waived as at 8:00am on the Second Court Date.

4 The Share Scheme

4.1 Effective Date

Subject to clause 4.2, this Share Scheme will come into effect pursuant to section 411(10) of the Corporations Act on and from the Effective Date.

4.2 End Date

Without limiting any rights under the Scheme Implementation Deed, this Share Scheme will lapse and be of no further force or effect (and US Holdco is released from any obligations and any liability in connection with this Share Scheme and the Share Scheme Deed Poll) if:

(a) the Effective Date has not occurred on or before the End Date; or

(b) the Scheme Implementation Deed or Deed Poll is terminated in accordance with its terms,

unless Incannex or US Holdco otherwise agree in writing (and, if required, as approved by the Court).

5 Implementation of the Share Scheme

5.1 Lodgement of Share Scheme Order with ASIC

Incannex will lodge with ASIC in accordance with section 411(10) of the Corporations Act an office copy of the Share Scheme Order as soon as practicable, and in any event by no later than 5:00pm on the first Business Day after the date on which the Court makes that Share Scheme Order (or on such other Business Day as Incannex and US Holdco agree).

5.2 Transfer of Scheme Shares

Subject to the Share Scheme becoming Effective, on the Implementation Date:

(a) subject to the provision of the Share Scheme Consideration in accordance with clause 6, the Scheme Shares, together with all rights and entitlements attaching to the Scheme Shares at the Implementation Date, must be transferred to US Holdco, without the need for any further act by any Share Scheme Participant (other than acts performed by Incannex as agent and attorney of the Share Scheme Participants under clauses 8.1 and 8.2 or otherwise), by:

(i) Incannex delivering to US Holdco a duly completed Share Scheme Transfer, executed on behalf of the Share Scheme Participants by Incannex; and

(ii) US Holdco executing that Share Scheme Transfer, attending to the stamping of the Share Scheme Transfer (if required) and delivering it to Incannex for registration; and

(b) immediately after receipt of the Share Scheme Transfer in accordance with clause 5.2(a)(ii), but subject to the stamping of the Share Scheme Transfer (if required), Incannex must enter, or procure the entry of, the name of US Holdco in the Incannex Share Register in respect of the Scheme Shares transferred to US Holdco in accordance with the Share Scheme.

5.3 Timing

Notwithstanding any other provision of this Share Scheme, while US Holdco Shares forming the Share Scheme Consideration must be issued (and the US Holdco Share Register updated to record their issuance) on the Implementation Date, any requirements under clause 6 for the sending of holding statements or allotment advices (or equivalent) may be satisfied as soon as practicable after the Implementation Date.

5.4 Entitlement to Share Scheme Consideration

Subject to this Share Scheme becoming Effective, in consideration of the transfer of the Scheme Shares to US Holdco, and subject to the other terms and conditions of this Share Scheme, on the Implementation Date:

(a) each Share Scheme Participant (who is not an Ineligible Foreign Shareholder or Small Parcel Holder (excluding Excluded Small Parcel Holders)) will be issued the Share Scheme Consideration in respect of the Scheme Shares held by them on the Record Date in accordance with clause 6 of this Share Scheme; and

(b) the Sale Agent will be issued the Share Scheme Consideration by US Holdco in respect of the Scheme Shares held by all Ineligible Foreign Shareholders and Small Parcel Holders (excluding Excluded Small Parcel Holders) on the Record Date in accordance with clause 6 of this Share Scheme.

6 Share Scheme Consideration

6.1 Share Scheme Consideration

On the Implementation Date, Incannex must procure US Holdco to issue the Share Scheme Consideration to:

(a) the Share Scheme Participants (other than Ineligible Foreign Shareholders and Small Parcel Holders (excluding Excluded Small Parcel Holders)) in accordance with clause 6.3(c) of this Share Scheme; and

(b) the Sale Agent in respect of all Ineligible Foreign Shareholders and Small Parcel Holders (excluding Excluded Small Parcel Holders) on the Record Date to be dealt with in accordance with clause 6.8(a) of this Share Scheme.

6.2 Rounding entitlements

Where the calculation of the number of US Holdco Shares to be issued to a particular Share Scheme Participant would result in the issue of a fraction of a US Holdco Share, then any such fractional entitlement will be rounded up to the nearest whole number of US Holdco Shares.

6.3 Issue of Share Scheme Consideration

(a) Not later than one Business Day after the Record Date, Incannex will give to US Holdco a notice specifying the persons to whom US Holdco Shares are to be issued pursuant to clause 5.4 and the number of US Holdco Shares to which they are entitled (including the number to be issued to the Sale Agent).

(b) On the Implementation Date, Incannex must procure the issue, to each Share Scheme Participant the Share Scheme Consideration for each Scheme Share transferred to US Holdco on the Implementation Date by that Share Scheme Participant.

(c) The obligation of Incannex to procure the issue of the Share Scheme Consideration under this Share Scheme will be satisfied by US Holdco:

(i) in the case of a Share Scheme Participant who holds Scheme Shares (other than the Australian custodian for the ADS Depositary, an Ineligible Foreign Shareholder or a Small Parcel Holder (excluding an Excluded Small Parcel Holder)), issuing one new US Holdco Share to that Share Scheme Participant for every 100 Scheme Shares held by that Share Scheme Participant on the Record Date;

(ii) in the case of a Share Scheme Participant who holds Scheme Shares on behalf of the ADS Depositary (who itself holds Incannex Shares for the benefit of the ADS Holders), being the Australian custodian for the ADS Depositary:

(A) issuing one US Holdco Share to the ADS Depositary for every 100 Scheme Shares held by the ADS Depositary; and

(B) procuring the ADS Depositary to then, subject to compliance by the ADS Holder within the terms of the arrangements pursuant to which the ADS Depositary acts as depositary for ADS Holders, deliver (by way of exchange) such US Holdco Shares to the ADS Holders on the basis of one US Holdco Share for every four Incannex ADSs held by the ADS Holder on the Record Date; and

(iii) issuing to the Sale Agent such number of US Holdco Shares in accordance with clause 6.8 that Ineligible Foreign Shareholders and Small Parcel Holders (excluding Excluded Small Parcel Holders) would otherwise have been entitled to,

and in each case US Holdco entering into the US Holdco Share Register the name of each person who is to receive US Holdco Shares pursuant to this Share Scheme.

6.4 Joint holders

In the case of Scheme Shares held in joint names:

(a) US Holdco Shares to be issued under this Share Scheme will be issued to and registered in the names of the joint holders;

(b) any other document required to be sent under this Share Scheme will be forwarded to the registered address recorded in the Incannex Share Register; and

(c) in respect of any Ineligible Foreign Shareholder or Small Parcel Holder (excluding Excluded Small Parcel Holders), any cheque required to be paid to Share Scheme Participants will be payable to the joint holders and will be forwarded to the registered address recorded on the Incannex Share Register on the Record Date.

6.5 Share Scheme Participants' agreement

If the Share Scheme becomes Effective:

(a) each Share Scheme Participant (other than an Ineligible Foreign Shareholder or Small Parcel Holder (excluding an Excluded Small Parcel Holder)) will be deemed:

  (i) to have agreed to become a member of US Holdco;

  (ii) to have accepted the US Holdco Shares issued to that holder under this Share Scheme;

  (iii) to have agreed to have their name and address entered into the US Holdco Share Register; and

  (iv) to have agreed to be bound by the certificate of incorporation and by-laws of US Holdco in force from time to time in respect of the Holdco Shares;

(b) each Share Scheme Participant that is an Ineligible Foreign Shareholder or Small Parcel Holder (excluding an Excluded Small Parcel Holder) agrees and acknowledges that the payment to it of an amount in accordance with clause 6.8(c) constitutes the satisfaction in full of its entitlement under this Share Scheme; and

(c) each Share Scheme Participant agrees to the transfer of their Scheme Shares, together with all rights and entitlements attaching to those Scheme Shares, in accordance with the terms of this Share Scheme.

6.6 Warranty by Share Scheme Participants

Each Share Scheme Participant warrants to US Holdco and is deemed to have authorised Incannex to warrant to US Holdco as agent and attorney for the Share Scheme Participant by virtue of this clause 6.6, that:

(a) all their Scheme Shares (including any rights and entitlements attaching to those shares) transferred to US Holdco under the Share Scheme will, as at the date of the transfer, be fully paid and free from all Encumbrances; and

(b) they have full power and capacity to sell and to transfer their Scheme Shares (including any rights and entitlements attaching to those Scheme Shares) to US Holdco under the Share Scheme.

6.7 Small Parcel Holders

Each Small Parcel Holder will be entitled to elect not to participate in the Sale Facility by completing the Election Form and returning it to the address specified on the Election Form so that it is received by the Record Date. An election under this clause 6.7 must be made in accordance with the terms and conditions on the Election Form.

6.8 Ineligible Foreign Shareholders and Small Parcel Holders

(a) US Holdco has no obligation under this Share Scheme to issue any Share Scheme Consideration in the name of an Ineligible Foreign Shareholder or Small Parcel Holder (excluding an Excluded Small Parcel Holder).

(b) US Holdco Shares, that would but for clause 6.8(a), have been issued in the name of an Ineligible Foreign Shareholder or a Small Parcel Holder (excluding an Excluded Small Parcel Holder pursuant to

clause 6.7) as Share Scheme Consideration, must be issued by US Holdco to the Sale Agent and Incannex must procure that:

(i) the name and registered address of the Sale Agent is entered into the US Holdco Share Register on the Implementation Date in respect of the US Holdco Shares required to be issued to it under clause 5.4(b); and

(ii) a holding statement is sent to the registered address of the Sale Agent, representing the number of US Holdco Shares issued to it.

(c) Incannex and US Holdco must procure that the Sale Agent:

(i) as soon as reasonably practicable and, in any event, not more than eight weeks after the Implementation Date, sells all US Holdco Shares issued to the Sale Agent pursuant to clause 6.8(b) in such manner at such price and other terms as the Sale Agent determines in good faith for the benefit of the Ineligible Foreign Shareholders and Small Parcel Holders (excluding Excluded Small Parcel Holders);

(ii) promptly after receiving the proceeds in respect of the sale of all of the US Holdco Shares referred to in clause 6.8(c)(i), accounts to the Ineligible Foreign Shareholders and Small Parcel Holders (excluding Excluded Small Parcel Holders) for the net proceeds of sale (on an averaged basis so that all Ineligible Foreign Shareholders and Small Parcel Holders (excluding Excluded Small Parcel Holders) receive the same price per US Holdco Share, subject to rounding up to the nearest whole cent), and any income referable to those US Holdco Shares, after deduction of any applicable costs or fees, brokerage, taxes and charges, at the risk of the Ineligible Foreign Shareholders and Small Parcel Holders' (excluding Excluded Small Parcel Holders) in full satisfaction of the Ineligible Foreign Shareholders' and Small Parcel Holders' rights under this Share Scheme; and

(iii) remits the net proceeds of sale to the Ineligible Foreign Shareholders and Small Parcel Holders (excluding Excluded Small Parcel Holders) by:

(A) making a deposit in Australian dollars into a bank account notified by the Ineligible Foreign Shareholders or Small Parcel Holders (excluding Excluded Small Parcel Holders) to Incannex and recorded in the Incannex Share Register on the Record Date; or

(B) dispatching, or procuring the dispatch of, a cheque for the relevant amount in Australian dollars drawn in the name of the Ineligible Foreign Shareholders and Small Parcel Holders (excluding Excluded Small Parcel Holders) (or in the case of joint holders, in accordance with clause 6.4) by ordinary pre-paid post to the address of that Ineligible Foreign Shareholder and Small Parcel Holder appearing in the Incannex Share Register on the Record Date.

(d) In the event that the Sale Agent believes, after consultation with Incannex, that an Ineligible Foreign Shareholder or Small Parcel Holder (excluding Excluded Small Parcel Holders) is not known at its address appearing in the Incannex Share Register on the Record Date, the Sale Agent may credit the amount payable to that Ineligible Foreign Shareholder or Small Parcel Holder (as applicable) to a separate bank account of US Holdco to be held until the Ineligible Foreign Shareholder or Small Parcel Holder (as applicable) claims the amount or the interest is dealt with in accordance with unclaimed money legislation, and US Holdco must hold the amount in trust but any amount accruing from the amount will be to the benefit of US Holdco. An amount credited to the account is to be treated as having been paid to the Ineligible Foreign Shareholder or Small Parcel Holder (as applicable). US Holdco must maintain records of the amounts paid, the people who are entitled to the amounts and any transfers of the amounts.

(e) Payment by US Holdco to an Ineligible Foreign Shareholder or Small Parcel Holder in accordance with this clause 6.8 satisfies in full the Ineligible Foreign Shareholder's or Small Parcel Holder's (excluding Excluded Small Parcel Holder's) right to the Share Scheme Consideration.

(f) None of US Holdco, Incannex or the Sale Agent gives any assurance as to the price that will be achieved for the sale of US Holdco Shares described in this clause 6.8, and the sale of US Holdco Shares under this clause 6.8 will be at the risk of the Ineligible Foreign Shareholder or Small Parcel Holder (as applicable).

(g) Each Ineligible Foreign Shareholder and Small Parcel Holder appoints Incannex as its agent to take any necessary or appropriate actions, or to receive on its behalf any financial services guide or other

notice which may be given by the Sale Agent to the Ineligible Foreign Shareholder or Small Parcel Holder, in connection with its appointment or sales.

7 Dealings in Incannex Shares

7.1 Determination of Share Scheme Participants

To establish the identity of Share Scheme Participants, dealings in Incannex Shares will only be recognised if:

(a) in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Incannex Share Register as holder of the relevant Incannex Shares on or before the Record Date; and

(b) in all other cases, registrable transmission applications or transfers in registrable form in respect of those dealings are received on or before the Record Date at the place where the Incannex Share Register is kept.

7.2 Incannex Share Register

Incannex must register any transmission application or transfer received in accordance with clause 7.1 by the Record Date.

7.3 Transfer requests received after Record Date

Incannex will not accept for registration or recognise for any purpose any transfer, transmission or application in respect of Incannex Shares received after the times specified in clause 7.1, or received prior to such times but not in registrable form, other than a transfer to US Holdco in accordance with this Share Scheme.

7.4 No disposals after Record Date

If this Share Scheme becomes Effective, each Share Scheme Participant, and any person claiming through that Share Scheme Participant, must not dispose of or purport or agree to dispose of any Scheme Shares or any interest in them after the Record Date.

7.5 Maintenance of Incannex Share Register

Subject to issuance of the Share Scheme Consideration and registration of the transfer to US Holdco in accordance with clause 5.2, any statements of holding in respect of Scheme Shares will cease to have effect on the Record Date as documents of title in respect of those shares. On the Record Date, each entry on the Incannex Share Register (other than entries in respect of the Excluded Shareholders or their successors in title) will cease to have effect except as evidence of entitlement to the Share Scheme Consideration.

7.6 Effect of Holding Statements

Subject to provision of the Share Scheme Consideration and registration of the transfer to US Holdco, any statements of holding in respect of Incannex Shares will cease to have effect after the Record Date as documents of title in respect of those shares. After the Record Date, each entry current on the Incannex Share Register on the Record Date will cease to have effect except as evidence of entitlement to the Share Scheme Consideration.

7.7 Details of Share Scheme Participants

As soon as practicable after the Record Date, and in any event within one Business Day of the Record Date, Incannex will ensure that details of the names, registered addresses and holdings of Incannex Shares for each Share Scheme Participant, as shown in the Incannex Share Register on the Record Date, are available to US Holdco in such form as US Holdco reasonably requires.

7.8 Removal from quotation and de-listing

(a) Incannex will:

(i) apply to ASX to suspend trading in Incannex Shares with effect from the close of trading on ASX on the Effective Date; and

(ii) apply to NASDAQ to suspend trading in Incannex ADSs (by way of submission of a "corporate action" form to NASDAQ in order to transfer the listing of Incannex ADSs to a listing of US Holdco Shares) from the close of trading on NASDAQ on the Implementation Date.

(b) With effect on and from the close of trading on the Trading Day immediately following, or shortly after, the Implementation Date, Incannex will apply:

(i) for termination of the official quotation of Incannex Shares on ASX; and

(ii) to have itself removed from the official list of the ASX.

8 General

8.1 Share Scheme Participant agreements and consents

Each Share Scheme Participant:

(a) irrevocably agrees to the transfer of their Scheme Shares, together with all rights and entitlements attaching to those Scheme Shares, to US Holdco in accordance with the terms of the Share Scheme;

(b) irrevocably consents to Incannex and US Holdco doing all things and executing all deeds, instruments, transfers or other documents as may be necessary or desirable to give full effect to the terms of the Share Scheme and the transactions contemplated by it,

without the need for any further act by that Share Scheme Participant.

8.2 Authority given to Incannex

On this Share Scheme becoming Effective, each Share Scheme Participant, without the need for any further act, is deemed to have irrevocably appointed Incannex (and all of its directors and officers (jointly and severally)) as its attorney and agent for the purposes of:

(a) enforcing the Share Scheme Deed Poll against US Holdco;

(b) in the case of Scheme Shares in a CHESS holding:

(i) causing a message to be transmitted to ASX Settlement in accordance with the ASX Settlement Rules so as to transfer the Scheme Shares held by the Share Scheme Participant from the CHESS sub-register of Incannex to the issuer sponsored sub-register operated by Incannex or its share registry at any time after US Holdco has provided the Share Scheme Consideration which is due under this Share Scheme to Share Scheme Participants; and

(ii) completing and signing on behalf of Share Scheme Participants any required form of transfer of Scheme Shares;

(c) in the case of Scheme Shares registered in the issuer sponsored sub-register operated by Incannex or its share registry, completing and signing on behalf of Share Scheme Participants any required form of transfer; and

(d) doing all things and executing any agreements, instruments, transfers or other documents as may be necessary or desirable to give full effect to this Share Scheme and the transactions contemplated by it, including the effecting of a valid transfer or transfers (or the execution and delivery of any Share Scheme Transfers) as contemplated by clause 5.2,

and Incannex accepts such appointment. Incannex as attorney and agent of each Share Scheme Participant, may sub delegate its functions, authorities or powers under this clause 8.2 to all or any of its directors and officers (jointly, severally or jointly and severally).

8.3 Further assurances

Each Share Scheme Participant and Incannex will execute documents and do all things and acts necessary or expedient in order to implement this Share Scheme.

8.4 Scheme binding

This Share Scheme binds Incannex and all Share Scheme Participants (including those who do not attend the Share Scheme Meeting, those who do not vote at that meeting or vote against this Share Scheme) and, to the extent of any inconsistency, overrides the constitution of Incannex.

8.5 Variation, cancellation or modification of rights

The Share Scheme Participants agree to the transfer of their Scheme Shares in accordance with this Share Scheme and agree to the variation, cancellation or modification of the rights attached to their Scheme Shares constituted or resulting from this Share Scheme (if any).

8.6 **Beneficial entitlement to Scheme Shares**

Immediately from the time that US Holdco has satisfied its obligations under clauses 5.4 and 6 pending registration by Incannex of US Holdco in the Incannex Share Register as the holder of the Scheme Shares:

(a) US Holdco will be beneficially entitled to the Scheme Shares transferred to it under this Share Scheme; and

(b) each Share Scheme Participant, without the need for any further act by that Share Scheme Participant:

(i) irrevocably appoints US Holdco as attorney and agent (and directs US Holdco in each capacity) to appoint any director, officer, secretary or agent nominated by US Holdco as its sole proxy and, where applicable, its corporate representative to attend shareholder meetings of Incannex, exercise the votes attached to the Scheme Shares registered in the name of the Share Scheme Participant and sign any shareholders resolution of Incannex;

(ii) undertakes not to otherwise attend or vote at any such meetings or sign any such resolutions, whether in person, by proxy or by corporate representative other than pursuant to clause 8.6(b)(i);

(iii) must take all other actions in the capacity of a registered holder of Scheme Shares as US Holdco reasonably directs; and

(iv) acknowledges and agrees that in exercising the powers referred to in this clause 8.6(b), any director, officer, secretary or agent nominated by US Holdco may act in the best interests of US Holdco as the intended registered holder of the Scheme Shares.

8.7 **Withholding**

If US Holdco considers that it must pay an amount to the Commissioner of Taxation (**Commissioner**) under Subdivision 14-D of Schedule 1 of the *Taxation Administration Act 1953* (Cth) (**TAA**) in relation to the acquisition of the Scheme Shares from a Share Scheme Participant, US Holdco will:

(a) determine the amount to be paid to the Commissioner (Withholding Amount) being 12.5% (or a lesser rate approved by the Commissioner) of the Share Scheme Consideration otherwise payable to the Share Scheme Participant or Sale Agent, as appropriate;

(b) withhold the Withholding Amount from the Share Scheme Consideration (by issuing such lesser number of US Holdco Shares to the Share Scheme Participant or Sale Agent, as appropriate for the Withholding Amount) and remit the Withholding Amount to the Commissioner within the timeframe required under the TAA (and issued of the reduced number of US Holdco Shares shall be taken to be full payment of the Share Scheme Consideration for the purposes of this Share Scheme); and

(c) if requested in writing by the relevant Share Scheme Participant, provide a receipt or other appropriate evidence of payment of the Withholding Amount to the Commissioner (or procure the provision of such receipt or other evidence) to the relevant Share Scheme Participant.

8.8 **Notices**

(a) Where a notice, transfer, transmission application or other communication referred to in this Share Scheme is sent by post to Incannex, it will not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at Incannex's registered office or at the office of Incannex's share registry.

(b) The accidental omission to give notice of the Share Scheme Meeting to any Incannex Shareholders, or the non-receipt of such a notice by any Incannex Shareholders, will not, unless ordered by the Court, invalidate this Share Scheme or the proceedings at the Share Scheme Meeting.

8.9 **Alterations and conditions**

If the Court proposes to approve this Share Scheme subject to any conditions or alterations under section 411(6) of the Corporations Act, Incannex may, by its counsel on behalf of all persons concerned, consent to only such of those conditions or alterations to this Share Scheme to which US Holdco has consented, such consent not to be unreasonably withheld or delayed.

8.10 Enforcement of Share Scheme Deed Poll

Incannex undertakes in favour of each Share Scheme Participant that it will enforce the Share Scheme Deed Poll against US Holdco on behalf of and as agent and attorney for the Share Scheme Participants.

8.11 Duty

All duty (including stamp duty), and any related fines, penalties and interest, payable in connection with the transfer by Share Scheme Participants of the Scheme Shares to US Holdco pursuant to the Share Scheme will be payable by US Holdco.

8.12 Limitation of liability

None of Incannex or US Holdco nor any of their respective Representatives are liable for anything done or omitted to be done in the performance of this Share Scheme or the Share Scheme Deed Poll in good faith.

8.13 Governing Law

(a) This Share Scheme is governed by and will be construed according to the laws of Victoria, Australia.

(b) Each party irrevocably:

(i) submits to the non exclusive jurisdiction of the courts of Victoria and of the courts competent to determine appeals from those courts, with respect to any proceedings that may be brought at any time relating to this Share Scheme; and

(ii) waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, if the venue of those proceedings fall within clause 8.13(b)(i).

Annexure D – Share Scheme Deed Poll

DETAILS

Date	13 September 2023	
By	**US Holdco**	
	NAME	Incannex Healthcare Inc.
	ADDRESS	18 East 50th Street, 5th Floor, New York, NY 10022
	EMAIL	joel@incannex.com.au
	ATTENTION	Joel Latham, Chief Executive Officer
IN FAVOUR OF	Each registered holder of fully paid ordinary shares in Incannex Healthcare Limited ACN 096 635 246 of Level 23, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000 (**Incannex**) on the Record Date (**Share Scheme Participants**).	

BACKGROUND

A Incannex and US Holdco have entered into a scheme implementation deed dated on or about 10 July 2023 (as amended and restated on 13 September 2023) (**Scheme Implementation Deed**).

B Under the Scheme Implementation Deed, Incannex has agreed that it will propose and implement the Share Scheme in accordance with the Scheme Implementation Deed, pursuant to which US Holdco will acquire all of the Scheme Shares.

C Under the Scheme Implementation Deed, US Holdco has agreed to take all steps reasonably necessary to assist Incannex in proposing and implementing the Share Scheme in accordance with the Scheme Implementation Deed, the Share Scheme and this deed poll (being the Share Scheme Deed Poll).

D US Holdco is entering into this Share Scheme Deed Poll for the purposes of:

i) covenanting in favour of the Share Scheme Participants to perform certain of its obligations under the Scheme Implementation Deed;

ii) covenanting in favour of the Share Scheme Participants to perform the steps attributed to it under the Share Scheme; and

iii) ensuring that the Share Scheme Consideration is provided to the Share Scheme Participants.

E The effect of the Share Scheme will be that the Scheme Shares, together with all rights and entitlements attaching to them, will be transferred to US Holdco in exchange for the Share Scheme Consideration.

AGREED TERMS

1 Definitions and interpretation

1.1 Definitions

In this deed:

Share Scheme means the scheme of arrangement pursuant to Part 5.1 of the Corporations Act proposed between Incannex and Incannex Shareholders together with any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by Incannex and US Holdco.

1.2 Terms defined in Scheme Implementation Deed

Words and phrases defined in the Scheme Implementation Deed have the same meanings in this Share Scheme Deed Poll unless the context requires otherwise.

1.3 Interpretation

(a) Clause 1.2 of the Share Scheme applies to the interpretation of this Share Scheme Deed Poll, except that references to "this Share Scheme" in that clause are to be read as references to "this Share Scheme Deed Poll".

(b) Clause headings in this Share Scheme Deed Poll do not affect the interpretation of this Share Scheme Deed Poll.

1.4 Time for performance

(a) If the day on or by which a payment or an act is to be done under this Share Scheme Deed Poll is not a Business Day, that act must be done on the next Business Day.

(b) In this Share Scheme Deed Poll, if a period occurs from, after or before a day or the day of an act or event, it excludes that day.

(c) In this Share Scheme Deed Poll, a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later.

(d) In this Share Scheme Deed Poll a reference to time is a reference to Melbourne, Australia time.

2 Nature of this Share Scheme Deed Poll

US Holdco acknowledges that:

(a) this Share Scheme Deed Poll may be relied on and enforced by any Share Scheme Participant in accordance with its terms, even though the Share Scheme Participants are not party to it; and

(b) under the Share Scheme, each Share Scheme Participant irrevocably appoints Incannex and each of its directors, officers and secretaries (jointly and each of them severally) as its agent and attorney to enforce this Share Scheme Deed Poll against US Holdco.

3 Condition

3.1 Condition

The obligations of US Holdco under this Share Scheme Deed Poll are subject to the Share Scheme becoming Effective.

3.2 Termination

The obligations of US Holdco under this Share Scheme Deed Poll to Share Scheme Participants will automatically terminate and the terms of this Share Scheme Deed Poll will be of no further force or effect, if and only if the Scheme Implementation Deed is terminated in accordance with its terms or the Share Scheme does not become Effective on or before the End Date, unless US Holdco and Incannex otherwise agree in writing.

3.3 Consequences of termination

If this Share Scheme Deed Poll is terminated under clause 3.2, then in addition and without prejudice to any other rights, powers or remedies available to it:

(a) US Holdco is released from its obligations to further perform this Share Scheme Deed Poll except for any obligations which by their nature survive termination; and

(b) each Share Scheme Participant retains the powers and remedies they have against US Holdco in respect of any breach of this Share Scheme Deed Poll which occurs before it is terminated.

4 Share Scheme obligations

Subject to clause 3, US Holdco undertakes in favour of each Share Scheme Participant to:

(a) issue and provide to the Share Scheme Participant (or to the Sale Agent on behalf of the Share Scheme Participant in accordance with the Share Scheme) the Share Scheme Consideration for each Scheme Share held by each Share Scheme Participant; and

(b) undertake all other actions attributed to it under the Share Scheme and do all acts and things necessary or desirable on its part to give full effect to the Share Scheme,

all in accordance with the terms of the Share Scheme and the Scheme Implementation Deed.

5 Warranties

US Holdco represents and warrants to each Share Scheme Participant that:

(a) it is a corporation validly existing under the laws of its place of incorporation;

(b) it has the corporate power to enter into and perform its obligations under this Share Scheme Deed Poll and to carry out the transactions contemplated by this Share Scheme Deed Poll;

(c) it has taken all necessary corporate action to authorise its entry into this Share Scheme Deed Poll and has taken or will take all necessary corporate action to authorise the performance of this Share Scheme Deed Poll and to carry out the transactions contemplated by this Share Scheme Deed Poll;

(d) this Share Scheme Deed Poll has been duly and validly executed and delivered by it and is valid and binding upon it; and

(e) the execution and performance by it of this Share Scheme Deed Poll and each transaction contemplated by this Share Scheme Deed Poll did not and will not violate in any respect a provision of:

(i) a law, judgement, ruling, order or decree being on it; or

(ii) its constitution or other constituent documents.

6 Continuing obligations

This Share Scheme Deed Poll is irrevocable and, subject to clause 3, remains in full force and effect until the earlier of:

(a) US Holdco having fully performed its obligations under this Share Scheme Deed Poll; or

(b) termination of this Share Scheme Deed Poll under clause 3.2.

7 Miscellaneous

7.1 Assignment

(a) The rights and obligations of US Holdco and each Share Scheme Participant under this Share Scheme Deed Poll are personal. They cannot be assigned, charged or otherwise dealt with without the prior written consent of US Holdco and Incannex.

(b) Any purported dealing in contravention of clause 7.1(a) is invalid.

7.2 Cumulative rights

The rights, powers and remedies of US Holdco and the Share Scheme Participant under this Share Scheme Deed Poll are cumulative with the rights, powers or remedies provided by law independently of this Share Scheme Deed Poll.

7.3 Further assurances

US Holdco will, at its own expense, do all things reasonably required of it by law to give full effect to this Share Scheme Deed Poll and the transactions contemplated by it.

7.4 Governing law

(a) This Share Scheme Deed Poll is governed by and will be construed according to the laws of Victoria, Australia.

(b) US Holdco irrevocably:

(i) submits to the non-exclusive jurisdiction of the courts of Victoria and of the courts competent to determine appeals from those courts, with respect to any proceedings that may be brought at any time relating to this Share Scheme Deed Poll; and

(ii) waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, if the venue of those proceedings fall within clause 7.4(b)(i).

7.5 Notices

Any notice or other communication to US Holdco under or in connection with this Share Scheme Deed Poll must be in writing and:

(a) sent to US Holdco at:

Address	18 East 50th Street, 5th Floor, New York, NY 10022
E-mail	joel@incannex.com.au
Attention	Joel Latham, Chief Executive Officer

(or at any such other address or email address notified for this purpose by US Holdco to Incannex from time to time);

(b) must be signed by the party making the communication or by a person duly authorised by that party or, in the case of email, set out the full name and position or title of the duly authorised sender;

(c) must be delivered or posted by prepaid post to the address or emailed to the email address of the addressee in accordance with clause 7.5(a); and

(d) will be deemed to have been given:

(i) if delivered, on the date of delivery; or

(ii) if sent by post, on the third day after it was put into the post (for post within the same country) or on the fifth day after it was put into the post (for post sent from one country to another); or

(iii) if sent by email, on the earlier of the sender receiving an automated message confirming delivery or, provided no automated message is received stating that the email has not been delivered, three hours after the time the email was sent by the sender, such time to be determined by reference to the device from which the email was sent,

but if the notice or other communication would otherwise be taken to be received after 5:00pm or on a Saturday, Sunday or public holiday in the place of receipt then the notice or communication is taken to be received at 9:00am on the next day that is not a Saturday, Sunday or public holiday in the place of receipt.

7.6 Costs

(a) US Holdco must bear its own costs arising out of the negotiation, preparation and execution of this Share Scheme Deed Poll.

(b) US Holdco:

(i) must pay all duty (including stamp duty) and any related fines, penalties and interest in respect of the Share Scheme and this Share Scheme Deed Poll (including without limitation the acquisition or transfer of Scheme Shares pursuant to the Share Scheme), the performance of this Share Scheme Deed Poll and each transaction effected by or made under or pursuant to the Share Scheme and this Share Scheme Deed Poll; and

(ii) indemnifies each Share Scheme Participant against any liability arising from failure to comply with clause 7.6(b)(i).

7.7 Variation

(a) A provision of this Share Scheme Deed Poll may not be varied, altered or otherwise amended unless:

(i) before the Second Court Date, the variation, alteration or amendment is agreed to in writing by Incannex (which such agreement may be given or withheld without reference to or approval by any Incannex Shareholder); or

(ii) on or after the Second Court Date, the variation, alteration or amendment is agreed to in writing by Incannex and is approved by the Court (which such agreement may be given or withheld without reference to or approval by any Incannex Shareholder),

in which event US Holdco will enter into a further deed poll in favour of each Share Scheme Participant giving effect to the variation, alteration or amendment.

7.8 Waiver

(a) A provision of or right under this Share Scheme Deed Poll may not be waived except in writing signed by the person granting the waiver.

(b) A failure or delay in exercise, or partial exercise, of:

(i) a right arising from a breach of this Share Scheme Deed Poll; or

(ii) a right, power, authority, discretion or remedy created or arising upon default under this Share Scheme Deed Poll,

does not result in a waiver of that right, power, authority, discretion or remedy.

(c) US Holdco is not entitled to rely on a delay in the exercise or non-exercise of a right, power, authority, discretion or remedy arising from a breach of this Share Scheme Deed Poll or on a default under this Share Scheme Deed Poll as constituting a waiver of that right, power, authority, discretion or remedy.

(d) US Holdco may not rely on any conduct of another person as a defence to the exercise of a right, power, authority, discretion or remedy by that other person.

Executed as a deed poll

Executed by an authorised signatory of
Incannex Healthcare Inc.

Signature of authorised person

JOEL LATHAM

Name of authorised person
BLOCK LETTERS

CHIEF EXECUTIVE OFFICER

Title of authorised person

Annexure E – Option Scheme

DETAILS

Parties	**Incannex Healthcare Limited** ACN 096 635 246 of Level 23, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000 (**Incannex**)
	AND
	The registered holders of options issued by Incannex to acquire fully paid ordinary shares in the capital of Incannex as at 7:00pm on the Record Date (**Option Scheme Participants**)

1 Defined terms & interpretation

1.1 Defined terms

In this Option Scheme, except where the context otherwise requires:

ADS means an American Depositary Share.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited (ABN 98 008 624 691) or the Australian Securities Exchange, as the context requires.

Business Day means a business day as defined in the Listing Rules and, to the extent any action must be taken in relation to NASDAQ, a day on which NASDAQ is operating but excludes a day that is a Saturday, Sunday, bank holiday or public holiday in Melbourne, Victoria or New York, United States of America.

Conditions Precedent means the conditions precedent to this Option Scheme set out in clause 3.2 of the Scheme Implementation Deed.

Corporations Act means the *Corporations Act 2001* (Cth).

Court means a court of competent jurisdiction under the Corporations Act.

Effective means:

(a) when used in relation to the Option Scheme, the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Option Scheme taking effect pursuant to section 411(10) of the Corporations Act, but in any event at no time before an office copy of the order of the Court is lodged with ASIC; and

(b) when used in relation to the Share Scheme, the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Share Scheme taking effect pursuant to section 411(10) of the Corporations Act, but in any event at no time before an office copy of the order of the Court is lodged with ASIC.

Effective Date means the date on which the Option Scheme becomes Effective.

Eligible Jurisdictions means Australia, Canada, Germany, Hong Kong, Indonesia, Italy, Japan, Netherlands, New Zealand, Philippines, Singapore, United Kingdom and the United States and such other jurisdictions as agreed in writing between Incannex and Incannex US from time to time.

Encumbrance means any encumbrance, mortgage, pledge, charge, lien, assignment, hypothecation, security interest, title retention, preferential right or trust arrangement and any other security arrangement of any kind given or created and including any possessory lien in the ordinary course of business whether arising by law or contract.

End Date means 29 February 2024, or such later date as agreed to in writing between Incannex and US Holdco from time to time.

Implementation Date means the fifth Business Day after the Record Date, or such other date agreed to in writing by Incannex and US Holdco.

Incannex Option means an option issued by Incannex to acquire an Incannex Share.

Incannex Option Register means the register of Incannex optionholders maintained by or on behalf of Incannex in accordance with the Corporations Act.

Incannex Optionholder means a person who is registered in the Incannex Option Register as the holder of one or more Incannex Options from time to time.

Incannex Share means a fully paid ordinary share issued in the capital of Incannex.

Incannex Share Register means the register of Incannex shareholders maintained by or on behalf of Incannex in accordance with the Corporations Act.

Incannex Shareholder means a person who is registered in the Incannex Share Register as the holder of one or more Incannex Shares, from time to time.

Ineligible Foreign Optionholder means any Option Scheme Participant whose address shown on the Incannex Option Register is a place outside the Eligible Jurisdictions, unless, no less than three Business Days prior to the Option Scheme Meeting, Incannex and US HoldCo agree in writing that it is lawful and not unduly onerous or unduly impracticable to issue that Incannex Optionholder with the US HoldCo Options when the Option Scheme becomes Effective.

Listing Rules means the official listing rules of the ASX.

NASDAQ means the NASDAQ Stock Market LLC.

Option Scheme means the scheme of arrangement pursuant to Part 5.1 of the Corporations Act proposed between Incannex and Incannex Optionholders, as set out in this document, together with any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by US Holdco and Incannex.

Option Scheme Consideration means the consideration to be provided by US Holdco to each Option Scheme Participant for the cancellation of each Scheme Option under the Option Scheme in accordance with clause 6.3 of this Option Scheme.

Option Scheme Deed Poll means the deed poll executed by US Holdco, substantially in the form of Schedule 4 to the Scheme Implementation Deed.

Option Scheme Meeting means the meeting of Incannex Optionholders convened by the Court in relation to the Option Scheme pursuant to section 411(1) of the Corporations Act and includes any adjournment of that meeting.

Option Scheme Order means the orders of the Court made under section 411(4)(b) of the Corporations Act (and, if applicable and subject to clause 8.6, section 411(6) of the Corporations Act) in relation to this Option Scheme.

Option Scheme Participant means each person who is an Incannex Optionholder on the Record Date.

Record Date means 7:00pm on the second Business Day following the Effective Date, or such other date (after the Effective Date) as Incannex and US Holdco may agree in writing.

Representative means:

(a) in relation to Incannex, any director, officer or employee of any member of Incannex and any financier, financial adviser, accounting adviser, auditor, legal adviser or technical or other expert adviser or consultant to Incannex in relation to the Schemes; and

(b) in relation to US Holdco, any director, officer or employee of any member of US Holdco and any financier, financial adviser, accounting adviser, auditor, legal adviser or technical or other expert adviser or consultant to US Holdco in relation to the Schemes.

Scheme Implementation Deed means the scheme implementation deed dated on or about 10 July 2023 between Incannex and US Holdco, as amended or varied from time to time.

Scheme Option means all of the Incannex Options on issue on the Record Date.

Schemes means the Share Scheme and this Option Scheme.

Second Court Date means the first day on which the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Share Scheme and Option Scheme is heard or, if the application is adjourned for any reason, the first day on which the adjourned application is heard.

Share Scheme has the meaning given to that term in the Scheme Implementation Deed.

Share Scheme Order means the orders of the Court made under section 411(4)(b) of the Corporations Act (and, if applicable and subject to terms of the Share Scheme, section 411(6) of the Corporations Act) in relation to the Share Scheme.

US Holdco means Incannex Healthcare Inc., a corporation incorporated in the State of Delaware, United States of America and whose principal business address is 18 East 50th Street, 5th Floor, New York, NY 10022.

US Holdco Option means an option issued by US Holdco to acquire a US Holdco Share.

US Holdco Option Register means the register of US Holdco optionholders maintained by or on behalf US Holdco and maintained in accordance with the Delaware General Corporation Law.

US Holdco Optionholder means a person who is registered in US Holdco Option Register as the holder of one or more US Holdco Options, from time to time.

US Holdco Share means a share of common stock of US Holdco.

1.2 **Interpretation**

In this Option Scheme:

(a) the singular includes the plural and vice versa, and a gender includes other genders;

(b) another grammatical form of a defined word or expression has a corresponding meaning;

(c) a reference to a clause, paragraph, or schedule is to a clause or paragraph of, or schedule to, this agreement, and a reference to this document includes any schedule;

(d) a reference to a document or instrument includes the document or instrument as novated, altered, supplemented or replaced from time to time;

(e) a reference to A$, dollar, Australian dollar or $ is to Australian currency;

(f) a reference to US$ or USD is to the lawful currency of the United States;

(g) a reference to time is to time in Melbourne, Victoria time, unless otherwise noted;

(h) a reference to a party is to a party to this agreement, and a reference to a party to a document includes the party's executors, administrators, successors and permitted assigns and substitutes;

(i) a reference to a person includes a natural person, partnership, body corporate, association, governmental or local authority or agency or other entity;

(j) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(k) a word or expression defined in the Corporations Act and not otherwise defined in this agreement has the meaning given to it in the Corporations Act;

(l) the meaning of general words is not limited by specific examples introduced by including, for example or similar expressions;

(m) any agreement, representation, warranty or indemnity in favour of two or more parties (including where two or more persons are included in the same defined term) is for the benefit of them jointly and severally;

(n) a rule of construction does not apply to the disadvantage of a party because the party was responsible for the preparation of this document or any part of it; and

(o) if a day on or by which an obligation must be performed or an event must occur is not a Business Day, the obligation must be performed or the event must occur on or by the next Business Day.

2 Preliminary

2.1 Incannex

(a) Incannex is a public company limited by shares incorporated in Australia and registered in Western Australia.

(b) Incannex is admitted to the official list of ASX and its shares, being the Incannex Shares, are officially quoted on the securities market conducted by ASX. Incannex is also admitted to NASDAQ and Incannex ADSs are quoted on NASDAQ.

(c) The Incannex Options are not quoted on ASX.

(d) Incannex's registered office is at Level 23, Rialto South Tower, 525 Collins Street, Melbourne 3000 Victoria Australia.

2.2 US Holdco

US Holdco is a company incorporated under the laws of Delaware in the United States of America. US Holdco's principal business office is at 18 East 50th Street, 5th Floor, New York, NY 10022.

2.3 Agreement to implement this Option Scheme

Incannex and US Holdco have agreed, by executing the Scheme Implementation Deed, to implement the terms of this Option Scheme and the steps contemplated to follow the implementation of this Option Scheme, to the extent those steps are required to be done by each of them.

2.4 Option Scheme Deed Poll

(a) This Option Scheme attributes actions to US Holdco but does not itself impose an obligation on US Holdco to perform those actions. US Holdco has undertaken in favour of each Option Scheme Participant, by executing the Option Scheme Deed Poll, that it will fulfil its obligations under the Scheme Implementation Deed and do all acts and things necessary or desirable on its part to give full effect to this Option Scheme, including to issue to each Option Scheme Participant (other than Ineligible Foreign Optionholders) the Option Scheme Consideration for each Scheme Option held by the Option Scheme Participant.

(b) Incannex undertakes in favour of each Option Scheme Participant to enforce the Option Scheme Deed Poll against US Holdco on behalf of and as agent and attorney for the Option Scheme Participants.

2.5 Summary of Option Scheme

If this Option Scheme becomes Effective:

(a) all of the Scheme Options held by Option Scheme Participants on the Record Date will be cancelled;

(b) in consideration for the cancellation of the Scheme Options, each Option Scheme Participant that is not an Ineligible Foreign Optionholder will receive the Option Scheme Consideration in accordance with the terms of the Scheme Implementation Deed, this Option Scheme and the Option Scheme Deed Poll;

(c) the Scheme Options held by Option Scheme Participants that are Ineligible Foreign Optionholders will be cancelled for nil consideration;

(d) it will bind Incannex and all Option Scheme Participants, including those who do not attend the Option Scheme Meeting, those who do not vote at the Option Scheme Meeting and those who vote against this Option Scheme at the Option Scheme Meeting; and

(e) it will override the constitution of Incannex, to the extent of any inconsistency.

3 Conditions precedent

3.1 Conditions precedent

This Option Scheme is conditional upon, and will have no force or effect until, the satisfaction of each of the following conditions:

(a) all of the Conditions Precedent being satisfied or waived (other than the conditions in clauses 3.2(c) (**Court Approval of Option Scheme**), 3.2(f) (**Option Scheme Orders lodged with ASIC**) of the

Scheme Implementation Deed) in accordance with the Scheme Implementation Deed by the times set out in the Scheme Implementation Deed;

(b) as at 8:00 am on the Second Court Date, the Scheme Implementation Deed not having been terminated in accordance with its terms;

(c) as at 8:00 am on the Second Court Date, the Option Scheme Deed Poll not having been terminated in accordance with its terms;

(d) approval of the Share Scheme by the Court pursuant to section 411(4)(b) of the Corporations Act, with respect to all securities to be offered, issued or sold by US Holdco under the Share Scheme;

(e) approval of the Option Scheme by the Court pursuant to section 411(4)(b) of the Corporations Act, with respect to all securities to be offered, issued or sold by US Holdco under the Option Scheme;

(f) such other conditions made or required by the Court under section 411(6) of the Corporations Act in relation to this Option Scheme and agreed to by Incannex and US Holdco as having been satisfied or waived;

(g) lodgement with ASIC of an office copy of the order of the Court approving the Option Scheme pursuant to section 411(10) of the Corporations Act;

(h) the Option Scheme Order comes into effect, pursuant to section 411(10) of the Corporations Act; and

(i) the Share Scheme Order comes into effect, pursuant to section 411(10) of the Corporations Act.

3.2 Effect of Conditions Precedent

The satisfaction of each condition in clauses 3.1(a) to 3.1(i) (inclusive) of this Option Scheme (**Condition**) is a condition precedent to the operation of this Option Scheme.

3.3 Certificate

(a) Incannex and US Holdco will provide to the Court on the Second Court Date a certificate signed by US Holdco and Incannex (or such other evidence as the Court requests):

   (i) stating whether or not the Conditions Precedent have been satisfied or waived (other than the Conditions Precedent in clauses 3.2(c), 3.2(e) and 3.2(f) of the Scheme Implementation Deed) as at 8:00am on the Second Court Date; and

   (ii) confirming (in respect of matters within their knowledge) whether or not the conditions precedent in clauses 3.1(b) and 3.1(c) of this Option Scheme have been satisfied or waived as at 8:00am on the Second Court Date.

(b) The certificate referred to in clause 3.3(a) will constitute conclusive evidence of whether such Conditions Precedent have been satisfied or waived as at 8:00am on the Second Court Date.

4 The Option Scheme

4.1 Effective Date

Subject to clause 4.2, this Option Scheme will come into effect pursuant to section 411(10) of the Corporations Act on and from the Effective Date.

4.2 End Date

Without limiting any rights under the Scheme Implementation Deed, this Option Scheme will lapse and be of no further force or effect (and US Holdco is released from any obligations and any liability in connection with this Option Scheme and the Option Scheme Deed Poll) if:

(a) the Effective Date has not occurred on or before the End Date; or

(b) the Scheme Implementation Deed or the Option Scheme Deed Poll is terminated in accordance with its terms,

unless Incannex or US Holdco otherwise agree in writing (and, if required, as approved by the Court).

5 Implementation of the Option Scheme

5.1 Lodgement of Option Scheme Order with ASIC

Incannex will lodge with ASIC in accordance with section 411(10) of the Corporations Act an office copy of the Option Scheme Order as soon as practicable, and in any event by no later than 5:00pm on the first Business Day after the date on which the Court makes that Option Scheme Order (or on such other Business Day as Incannex and US Holdco agree).

5.2 Cancellation of Scheme Options

Subject to the Option Scheme becoming Effective and the issue of Option Scheme Consideration in accordance with clause 6, on the Implementation Date immediately following the issue of Option Scheme Consideration to Option Scheme Participants that are not Ineligible Foreign Optionholders:

(a) the Scheme Options, together with all rights and entitlements attaching to them as at the Implementation Date, will be cancelled without the need for any further act by any Incannex Optionholder; and

(b) Incannex must update the Incannex Option Register to reflect the cancellation.

5.3 Entitlement to Option Scheme Consideration

Subject to this Option Scheme becoming Effective, in consideration of the cancellation of the Scheme Options, and subject to the other terms and conditions of this Option Scheme, on the Implementation Date each Option Scheme Participant (other than Ineligible Foreign Optionholders) will be issued the Option Scheme Consideration in respect of the Scheme Options held by them on the Record Date in accordance with clause 6 of this Option Scheme.

6 Option Scheme Consideration

6.1 Option Scheme Consideration

On the Implementation Date, Incannex must procure US Holdco to issue the Option Scheme Consideration to the Option Scheme Participants in accordance with clause 6.3 of this Option Scheme.

6.2 Rounding entitlements

Where the calculation of the number of US Holdco Options to be issued to a particular Option Scheme Participant would result in the issue of a fraction of a US Holdco Option, then any such fractional entitlement will be rounded up to the nearest whole number of US Holdco Options.

6.3 Issue of Option Scheme Consideration

(a) Not later than one Business Day after the Record Date, Incannex will give to US Holdco a notice specifying the persons to whom US Holdco Options are to be issued pursuant to clause 5.3 and the number of US Holdco Options to which they are entitled.

(b) On the Implementation Date, in consideration for the Option Scheme Participants agreeing to cancel their respective Scheme Options under the terms of this Option Scheme, Incannex will procure the issue of one US Holdco Option to each Option Scheme Participant for every 100 Scheme Options held by that Option Scheme Participant on the Record Date (**Option Scheme Consideration**).

6.4 Joint holders

In the case of Scheme Options held in joint names:

(a) US Holdco Options to be issued under this Option Scheme will be issued to and registered in the names of the joint holders; and

(b) any other document required to be sent under this Option Scheme will be forwarded to the registered address recorded in the Incannex Option Register.

6.5 Ineligible Foreign Optionholders

US Holdco has no obligation under this Option Scheme to issue any Option Scheme Consideration to Ineligible Foreign Optionholders, and will not issue any Option Scheme Consideration (in the form of US Holdco Options) in the name of any Ineligible Foreign Optionholder and, instead, any Scheme Options held by Ineligible Foreign Optionholders on the Record Date will be cancelled for nil consideration.

6.6 Terms of US Holdco Options

Each US Holdco Option issued as Option Scheme Consideration in accordance with the Option Scheme and the Option Scheme Deed Poll will:

(a) have an exercise price per US Holdco Share equal to 100 times the exercise price per Incannex Share of the relevant Scheme Option it replaces, converted from Australian dollars to US dollars at the prevailing currency exchange rate on the Implementation Date, as reasonably determined by Incannex;

(b) have an exercise period equal to the unexpired exercise period of the relevant Scheme Option it replaces;

(c) have the same terms as to vesting as the relevant Scheme Option it replaces; and

(d) otherwise be on the same terms as the Scheme Option it replaces, with necessary changes due to US Holdco being the issuer in place of Incannex.

6.7 Option Scheme Participants' agreement

If the Option Scheme becomes Effective:

(a) each Option Scheme Participant that is not an Ineligible Foreign Optionholder will be deemed to have agreed:

(i) to become a US Holdco Optionholder and to have accepted the US Holdco Options issued to that Option Scheme Participant under this Option Scheme;

(ii) to the cancellation of their Scheme Options in consideration for receiving that Option Scheme Participant receiving the Option Scheme Consideration, in accordance with the terms of this Option Scheme;

(iii) to have their name and address entered into the US Holdco Option Register; and

(iv) to be bound by the certificate of incorporation and bylaws of US Holdco as in force from time to time in respect of US Holdco Options; and

(b) each Option Scheme Participant that is an Ineligible Foreign Optionholder will be deemed to have agreed to the cancellation of their Scheme Options for nil consideration in accordance with the terms of this Option Scheme.

6.8 Warranty by Option Scheme Participants

Each Option Scheme Participant warrants to US Holdco and is deemed to have authorised Incannex to warrant to US Holdco as agent and attorney for the Option Scheme Participant by virtue of this clause 6.8, that:

(a) all their Scheme Options (including any rights and entitlements attaching to those options) cancelled under the Option Scheme will, as at the date of the cancellation, be free from all Encumbrances; and

(b) they have full power and capacity to deal with their Scheme Options (including any rights and entitlements attaching to those Scheme Options).

7 Dealings in Incannex Options

7.1 Determination of Option Scheme Participants

Each Option Scheme Participant will be entitled to participate in the Option Scheme.

7.2 Exercise of Incannex Options

(a) Incannex must issue, and register the relevant Incannex Optionholder as the holder of, Incannex Shares resulting from the valid exercise of an Incannex Option which is received on or before 5.00pm on the Business Day immediately prior to the Record Date.

(b) Incannex will not accept for registration or recognise for any purpose any exercise of an Incannex Option receive after 5.00pm on the Business Day immediately prior to the Record Date and, after such time, the Incannex Options will not be capable of exercise notwithstanding the terms on which the Incannex Options were granted.

7.3 **No disposals after Record Date**

If this Option Scheme becomes Effective, each Option Scheme Participant, and any person claiming through that Option Scheme Participant, must not dispose of or purport or agree to dispose of any Scheme Options or any interest in them after the Record Date.

7.4 **Maintenance of Incannex Option Register**

For the purpose of determining entitlements to the Option Scheme Consideration, Incannex will, until the Option Scheme Consideration has been paid to Option Scheme Participants, maintain the Incannex Option Register in accordance with this clause 7. The Incannex Option Register in this form will solely determine the entitlements to the Option Scheme Consideration.

7.5 **Effect of Incannex Option Register**

Each entry on the Incannex Option Register as at the Record Date will cease to have any effect other than as evidence of an entitlement of Option Scheme Participants to the Option Scheme Consideration.

8 General

8.1 **Option Scheme Participant agreements and consents**

Each Option Scheme Participant:

(a) irrevocably agrees to the cancellation of its Scheme Options together with all rights and entitlements attaching to those Scheme Options in accordance with the terms of this Option Scheme;

(b) irrevocably agrees to the variation, cancellation or modification (if any) of the rights attached to its Scheme Options constituted by or resulting from this Option Scheme.

(c) irrevocably consents to Incannex and US Holdco doing all things and executing all deeds, instruments, transfers or other documents as may be necessary or desirable to give full effect to the terms of the Option Scheme and the transactions contemplated by it,

without the need for any further act by that Option Scheme Participant.

8.2 **Authority given to Incannex**

On this Option Scheme becoming Effective, each Option Scheme Participant, without the need for any further act, is deemed to have irrevocably appointed Incannex (and all of its directors and officers (jointly and severally)) as its attorney and agent for the purposes of:

(a) enforcing the Option Scheme Deed Poll against US Holdco; and

(b) executing any document or doing any other act necessary or desirable to give full effect to this Option Scheme and the transactions contemplated by it,

and Incannex accepts such appointment. Incannex as attorney and agent of each Option Scheme Participant, may sub delegate its functions, authorities or powers under this clause 8.2 to all or any of its directors and officers (jointly, severally or jointly and severally).

8.3 **Further assurances**

Each Option Scheme Participant and Incannex will execute documents and do all things and acts necessary or expedient in order to implement this Option Scheme.

8.4 **Scheme binding**

This Option Scheme binds Incannex and all Option Scheme Participants (including those who do not attend the Option Scheme Meeting, those who do not vote at that meeting or vote against this Option Scheme) and, to the extent of any inconsistency, overrides the constitution of Incannex.

8.5 **Notices**

(a) Where a notice, transfer, transmission application or other communication referred to in this Option Scheme is sent by post to Incannex, it will not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at Incannex's registered office or at the office of the Incannex share registry.

(b) The accidental omission to give notice of the Option Scheme Meeting to any Incannex Optionholder, or the non-receipt of such a notice by any Incannex Optionholder, will not, unless ordered by the Court, invalidate this Option Scheme or the proceedings at the Option Scheme Meeting.

8.6 Alterations and conditions

If the Court proposes to approve this Option Scheme subject to any conditions or alterations under section 411(6) of the Corporations Act, Incannex may, by its counsel on behalf of all persons concerned, consent to only such of those conditions or alterations to this Option Scheme to which US Holdco has consented, such consent not to be unreasonably withheld or delayed.

8.7 Enforcement of Option Scheme Deed Poll

Incannex undertakes in favour of each Option Scheme Participant that it will enforce the Option Scheme Deed Poll against US Holdco on behalf of and as agent and attorney for the Option Scheme Participants.

8.8 Duty

All duty (including stamp duty), and any related fines, penalties and interest, payable in connection with the cancellation of the Scheme Options by the Option Scheme Participants pursuant to the Option Scheme will be payable by US Holdco.

8.9 Limitation of liability

None of Incannex or US Holdco nor any of their respective Representatives are liable for anything done or omitted to be done in the performance of this Option Scheme or the Option Scheme Deed Poll in good faith.

8.10 Governing Law

(a) This Option Scheme is governed by and will be construed according to the laws of Victoria.

(b) Each party irrevocably:

(i) submits to the non exclusive jurisdiction of the courts of Victoria and of the courts competent to determine appeals from those courts, with respect to any proceedings that may be brought at any time relating to this Scheme; and

(ii) waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, if the venue of those proceedings fall within clause 8.10(b)(i).

Annexure F – Option Scheme Deed Poll

DETAILS

Date 13 September 2023

By

US Holdco
NAME Incannex Healthcare Inc.
ADDRESS 18 East 50th Street, 5th Floor, New York, NY 10022
EMAIL joel@incannex.com.au
ATTENTION Joel Latham, Chief Executive Officer

IN FAVOUR OF Each registered holder of options to acquire fully paid ordinary shares in Incannex Healthcare Limited ACN 096 635 246 of Level 23, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000 (**Incannex**) on the Record Date (**Option Scheme Participants**).

BACKGROUND

A Incannex and US Holdco have entered into a scheme implementation deed dated on or about 10 July 2023 (as amended and restated on 13 September 2023) (**Scheme Implementation Deed**).

B Under the Scheme Implementation Deed, Incannex has agreed that it will propose and implement the Option Scheme in accordance with the Scheme Implementation Deed, pursuant to which US Holdco will acquire all of the Scheme Options.

C Under the Scheme Implementation Deed, US Holdco has agreed to take all steps reasonably necessary to assist Incannex in proposing and implementing the Option Scheme in accordance with the Scheme Implementation Deed, the Option Scheme and this deed poll (being the Option Scheme Deed Poll).

D US Holdco is entering into this Option Scheme Deed Poll for the purposes of:

i) covenanting in favour of the Option Scheme Participants to perform certain of its obligations under the Scheme Implementation Deed;

ii) covenanting in favour of the Option Scheme Participants to perform the steps attributed to it under the Option Scheme; and

iii) ensuring that the Option Scheme Consideration is provided to the Option Scheme Participants (other than Ineligible Foreign Optionholders).

E The effect of the Option Scheme will be that the Scheme Options, together with all rights and entitlements attaching to them, will be cancelled in exchange for the Option Scheme Consideration or, in relation to Option Scheme Participants that are Ineligible Foreign Optionholders, for nil consideration.

AGREED TERMS

1 Definitions and interpretation

1.1 Definitions

In this deed poll:

Option Scheme means the scheme of arrangement pursuant to Part 5.1 of the Corporations Act proposed between Incannex and Incannex Optionholders together with any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by Incannex and US Holdco.

1.2 Terms defined in Scheme Implementation Deed

Words and phrases defined in the Scheme Implementation Deed have the same meanings in this Option Scheme Deed Poll unless the context requires otherwise.

1.3 Interpretation

(a) Clause 1.2 of the Option Scheme applies to the interpretation of this Option Scheme Deed Poll, except that references to "this Option Scheme" in that clause are to be read as references to "this Option Scheme Deed Poll".

(b) Clause headings in this Option Scheme Deed Poll do not affect the interpretation of this Option Scheme Deed Poll.

1.4 Time for performance

(a) If the day on or by which a payment or an act is to be done under this Option Scheme Deed Poll is not a Business Day, that act must be done on the next Business Day.

(b) In this Option Scheme Deed Poll, if a period occurs from, after or before a day or the day of an act or event, it excludes that day.

(c) In this Option Scheme Deed Poll, a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later.

(d) In this Option Scheme Deed Poll a reference to time is a reference to Melbourne, Australia time.

2 Nature of this Option Scheme Deed Poll

US Holdco acknowledges that:

(a) this Option Scheme Deed Poll may be relied on and enforced by any Option Scheme Participant in accordance with its terms, even though the Option Scheme Participants are not party to it; and

(b) under the Option Scheme, each Option Scheme Participant irrevocably appoints Incannex and each of its directors, officers and secretaries (jointly and each of them severally) as its agent and attorney to enforce this Option Scheme Deed Poll against US Holdco.

3 Condition

3.1 Condition

The obligations of US Holdco under this Option Scheme Deed Poll are subject to the Option Scheme becoming Effective.

3.2 Termination

The obligations of US Holdco under this Option Scheme Deed Poll to Option Scheme Participants will automatically terminate and the terms of this Option Scheme Deed Poll will be of no further force or effect, if and only if the Scheme Implementation Deed is terminated in accordance with its terms or the Option Scheme does not become Effective on or before the End Date, unless US Holdco and Incannex otherwise agree in writing.

3.3 Consequences of termination

If this Option Scheme Deed Poll is terminated under clause 3.2, then in addition and without prejudice to any other rights, powers or remedies available to it:

(a) US Holdco is released from its obligations to further perform this Option Scheme Deed Poll except for any obligations which by their nature survive termination; and

(b) each Option Scheme Participant retains the powers and remedies they have against US Holdco in respect of any breach of this Option Scheme Deed Poll which occurs before it is terminated.

4 Option Scheme obligations

Subject to clause 3, US Holdco undertakes in favour of each Option Scheme Participant to:

(a) unless the Option Scheme Participant is an Ineligible Foreign Optionholder, issue and provide to the Option Scheme Participant the Option Scheme Consideration for each Scheme Option held by each Option Scheme Participant; and

(b) undertake all other actions attributed to it under the Option Scheme and do all acts and things necessary or desirable on its part to give full effect to the Option Scheme,

all in accordance with the terms of the Option Scheme and the Scheme Implementation Deed.

5 Warranties

US Holdco represents and warrants to each Option Scheme Participant that:

(a) it is a corporation validly existing under the laws of its place of incorporation;

(b) it has the corporate power to enter into and perform its obligations under this Option Scheme Deed Poll and to carry out the transactions contemplated by this Option Scheme Deed Poll;

(c) it has taken all necessary corporate action to authorise its entry into this Option Scheme Deed Poll and has taken or will take all necessary corporate action to authorise the performance of this Option Scheme Deed Poll and to carry out the transactions contemplated by this Option Scheme Deed Poll;

(d) this Option Scheme Deed Poll has been duly and validly executed and delivered by it and is valid and binding upon it; and

(e) the execution and performance by it of this Option Scheme Deed Poll and each transaction contemplated by this Option Scheme Deed Poll did not and will not violate in any respect a provision of:

   (i) a law, judgement, ruling, order or decree being on it; or

   (ii) its constitution or other constituent documents.

6 Continuing obligations

This Option Scheme Deed Poll is irrevocable and, subject to clause 3, remains in full force and effect until the earlier of:

(a) US Holdco having fully performed its obligations under this Option Scheme Deed Poll; or

(b) termination of this Deed Poll under clause 3.2.

7 Miscellaneous

7.1 Assignment

(a) The rights and obligations of US Holdco and each Option Scheme Participant under this Option Scheme Deed Poll are personal. They cannot be assigned, charged or otherwise dealt with without the prior written consent of US Holdco and Incannex.

(b) Any purported dealing in contravention of clause 7.1(a) is invalid.

7.2 Cumulative rights

The rights, powers and remedies of US Holdco and the Option Scheme Participant under this Option Scheme Deed Poll are cumulative with the rights, powers or remedies provided by law independently of this Option Scheme Deed Poll.

7.3 Further assurances

US Holdco will, at its own expense, do all things reasonably required of it by law to give full effect to this Option Scheme Deed Poll and the transactions contemplated by it.

7.4 Governing law

(a) This Option Scheme Deed Poll is governed by and will be construed according to the laws of Victoria, Australia.

(b) US Holdco irrevocably:

(i) submits to the non-exclusive jurisdiction of the courts of Victoria and of the courts competent to determine appeals from those courts, with respect to any proceedings that may be brought at any time relating to this Option Scheme Deed Poll; and

(ii) waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, if the venue of those proceedings fall within clause 7.4(b)(i).

7.5 Notices

Any notice or other communication to US Holdco under or in connection with this Option Scheme Deed Poll must be in writing and:

(a) sent to US Holdco at:

Address: 18 East 50th Street, 5th Floor, New York, NY 10022

E-mail: joel@incannex.com.au

For the attention of: Joel Latham, Chief Executive Officer

(or at any such other address or email address notified for this purpose by US Holdco to Incannex from time to time);

(b) must be signed by the party making the communication or by a person duly authorised by that party or, in the case of email, set out the full name and position or title of the duly authorised sender;

(c) must be delivered or posted by prepaid post to the address or emailed to the email address of the addressee in accordance with clause 7.5(a); and

(d) will be deemed to have been given:

(i) if delivered, on the date of delivery; or

(ii) if sent by post, on the third day after it was put into the post (for post within the same country) or on the fifth day after it was put into the post (for post sent from one country to another); or

(iii) if sent by email, on the earlier of the sender receiving an automated message confirming delivery or, provided no automated message is received stating that the email has not been delivered, three hours after the time the email was sent by the sender, such time to be determined by reference to the device from which the email was sent,

but if the notice or other communication would otherwise be taken to be received after 5:00pm or on a Saturday, Sunday or public holiday in the place of receipt then the notice or communication is taken to be received at 9:00am on the next day that is not a Saturday, Sunday or public holiday in the place of receipt.

7.6 Costs

(a) US Holdco must bear its own costs arising out of the negotiation, preparation and execution of this Option Scheme Deed Poll.

(b) US Holdco:

(i) must pay all duty (including stamp duty) and any related fines, penalties and interest in respect of the Option Scheme and this Option Scheme Deed Poll (including without limitation the cancellation of Scheme Options pursuant to the Option Scheme), the performance of this Option Scheme Deed Poll and each transaction effected by or made under or pursuant to the Option Scheme and this Option Scheme Deed Poll; and

(ii) indemnifies each Option Scheme Participant against any liability arising from failure to comply with clause 7.6(b)(i).

7.7 Variation

(a) A provision of this Option Scheme Deed Poll may not be varied, altered or otherwise amended unless:

(i) before the Second Court Date, the variation, alteration or amendment is agreed to in writing by Incannex (which such agreement may be given or withheld without reference to or approval by any Incannex Optionholder); or

(ii) on or after the Second Court Date, the variation, alteration or amendment is agreed to in writing by Incannex and is approved by the Court (which such agreement may be given or withheld without reference to or approval by any Incannex Optionholder),

in which event US Holdco will enter into a further deed poll in favour of each Option Scheme Participant giving effect to the variation, alteration or amendment.

7.8 Waiver

(a) A provision of or right under this Option Scheme Deed Poll may not be waived except in writing signed by the person granting the waiver.

(b) A failure or delay in exercise, or partial exercise, of:

(i) a right arising from a breach of this Option Scheme Deed Poll; or

(ii) a right, power, authority, discretion or remedy created or arising upon default under this Option Scheme Deed Poll,

does not result in a waiver of that right, power, authority, discretion or remedy.

(c) US Holdco is not entitled to rely on a delay in the exercise or non-exercise of a right, power, authority, discretion or remedy arising from a breach of this Option Scheme Deed Poll or on a default under this Option Scheme Deed Poll as constituting a waiver of that right, power, authority, discretion or remedy.

(d) US Holdco may not rely on any conduct of another person as a defence to the exercise of a right, power, authority, discretion or remedy by that other person.

Executed as a deed poll

Executed by an authorised signatory of
Incannex Healthcare Inc.

Signature of authorised person

Joel Latham
Name of authorised person

Chief Executive Officer
Title of authorised person

INCANNEX HEALTHCARE LIMITED
ACN 096 635 246

NOTICE OF SHARE SCHEME MEETING

The Share Scheme Meeting will be held at
Level 23, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000 at 10:00am (Melbourne time) on 8 November 2023

*This Notice of Share Scheme Meeting (**Notice**) should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.*

Should you wish to discuss any matter please contact the Incannex Schemes Information Line on 1300 429 179 (within Australia) or +61 2 7208 4522 (outside Australia) Monday to Friday between 8:30am and 7:00pm (Melbourne time).

Shareholders are urged to attend or vote by lodging the Proxy Form attached to this Notice.

NOTICE OF SHARE SCHEME MEETING

By order of the Federal Court of Australia (**Court**) made on 4 October 2023 pursuant to section 411(1) of the *Corporations Act 2001* (Cth) (**Corporations Act**), a meeting of the holders of ordinary shares (**Shareholders**) in Incannex Healthcare Limited ACN 096 635 246 (**Incannex**) will be held at Level 23, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000 at 10:00am (Melbourne time) on 8 November 2023 (**Share Scheme Meeting**).

The Court has also directed that David Schiavello act as chair of the Share Scheme Meeting or failing him Troy Valentine, and has directed the chair to report the results of the Share Scheme Meeting to the Court.

The purpose of the Share Scheme Meeting is to consider and, if thought fit, to approve (with or without modification) a scheme of arrangement proposed to be made between Incannex and Shareholders (**Share Scheme**).

To enable you to make an informed voting decision, important information on the Share Scheme is set out in the booklet accompanying this Notice (**Scheme Booklet**). The Scheme Booklet and Explanatory Memorandum to this Notice and Proxy Form both form part of this Notice. Terms and abbreviations used in this Notice and in the Scheme Booklet are defined in the Scheme Booklet.

TIME AND PLACE OF SHARE SCHEME MEETING AND HOW TO VOTE

VENUE

The general meeting of the Shareholders of the Company will be held in person at Level 23, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000.

VOTING ENTITLEMENTS

The Incannex board of directors has determined, and the Court has ordered, that a person's entitlement to vote at the Share Scheme Meeting will be the entitlement of that person as set out in the Incannex Share Register as at 7:00pm (Melbourne time) on 6 November 2023.

HOW TO VOTE

The business of the Share Scheme Meeting affects your shareholding and your vote is important. Please take action by voting in person (or authorised representative) or by proxy.

VOTING IN PERSON

To vote in person, attend the Share Scheme Meeting on the date and at the place set out above. The Share Scheme Meeting will commence at 10:00am (Melbourne time).

PROXIES

You can appoint a proxy by completing and returning to Incannex the enclosed Proxy Form for the Share Scheme Meeting (or by submitting the Proxy Form with the Share Registry online through the Automic Investor Portal). Completed Proxy Forms must be completed and received at the Share Registry by 10:00am (Melbourne time) on 6 November 2023 being no later than 48 hours before commencement of the Share Scheme Meeting by one of the following methods:

Online	Use your computer or smartphone to appoint a proxy online at https://investor.automic.com.au/#/loginsah or scan the QR code that appears on the Proxy Form and follow the instructions provided. Please refer to the Proxy Form for more information about submitting proxy voting instructions online.

Post to	Incannex Healthcare Limited C/- Automic Group GPO Box 5193 Sydney NSW 2001
In person at	Automic Level 5, 126 Phillip Street Sydney NSW 2000
Fax to	In Australia to (02) 8583 3040. From outside of Australia to (+61) 2 8583 3040.
Email to	meetings@automic.com.au

If you are entitled to attend and cast a vote at the Share Scheme Meeting, you may appoint up to two proxies. A proxy may be an individual or a corporation but need not be a Shareholder. If you appoint two proxies each proxy may exercise half of your votes if no proportion or number of votes is specified.

If you appoint a proxy but attend the Share Scheme Meeting yourself, the rights of the proxy to speak and vote on your behalf at the Share Scheme Meeting will be suspended while you are present.

The Proxy Form provides further details on appointing proxies and lodging Proxy Forms.

CORPORATE REPRESENTATIVES

A corporation may appoint an individual as a representative to exercise its powers as Shareholder or as a Shareholder's proxy. The representative should bring to the Share Scheme Meeting evidence of his or her appointment, including any authority under which it is signed, unless it has been previously given to the Share Registry.

POWERS OF ATTORNEY

A person appearing as an attorney for a Shareholder should produce a properly executed original (or certified copy) of an appropriate power of attorney for admission to the Share Scheme Meeting.

AGENDA

Resolution – Approval of the Share Scheme

To consider and, if thought fit, to pass with or without amendment, the following resolution in accordance with section 411(4)(a)(ii) of the Corporations Act:

"That, pursuant to and in accordance with section 411 of the Corporations Act, the scheme of arrangement proposed between Incannex and the holders of its ordinary shares as contained in and more particularly described in the Scheme Booklet of which the Notice forms part, is approved, and the directors of Incannex are authorised to agree to such alterations or conditions as are thought fit by the Court, and subject to approval by the Court, to implement the Share Scheme with any such alterations or conditions."

Dated: 4 October 2023

By order of the Court and the Board

Madhukar Bhalla
Company Secretary

EXPLANATORY MEMORANDUM

1 Introduction

This Explanatory Memorandum has been prepared for the information of Shareholders in connection with the business to be conducted at the Share Scheme Meeting to be held at 10:00am (Melbourne time) on 8 November 2023.

This Explanatory Memorandum should be read in conjunction with, and forms part of, the accompanying Notice. The purpose of this Explanatory Memorandum is to provide information to Shareholders in deciding whether or not to pass the resolution set out in the Notice.

A Proxy Form is located at the end of this Explanatory Memorandum.

2 Required voting majority

In order for the Share Scheme to become Effective, the resolution set out in the Notice must be passed at a meeting by:

(a) unless the Court orders otherwise, a majority in number (more than 50%) of Shareholders present and voting at the Share Scheme Meeting (whether in person or by proxy, attorney or, in the case of corporate shareholders, a corporate representative); and

(b) at least 75% of the votes cast on the resolution.

The Court has the discretion under section 411(4)(a)(ii)(A) of the Corporations Act to approve the Share Scheme if it is approved by at least 75% of the votes cast on the resolution but not by a majority in number of Shareholders present and voting at the Share Scheme Meeting.

Voting at the Share Scheme Meeting will be by poll rather than by a show of hands.

3 Court approval

In accordance with section 411(4)(b) of the Corporations Act, the Share Scheme (with or without alteration or conditions) is subject to approval of the Court. If the resolution proposed at the Share Scheme Meeting is approved by the Requisite Majority of Shareholders, and the relevant conditions of the Share Scheme (other than approval by the Court) are satisfied, or waived, by the time required under the Share Scheme, Incannex intends to apply to the Court for the necessary orders to give effect to the Share Scheme.

4 Action to be taken by Shareholders

Shareholders should read the Notice including this Explanatory Memorandum carefully before deciding how to vote on the Share Scheme.

INCANNEX HEALTHCARE LIMITED
ACN 096 635 246

NOTICE OF OPTION SCHEME MEETING

The Option Scheme Meeting will be held at
Level 23, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000 at 10:30am (Melbourne time) on 8 November 2023

*This Notice of Option Scheme Meeting (**Notice**) should be read in its entirety. If Optionholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.*

Should you wish to discuss any matter please contact the Incannex Schemes Information Line on 1300 429 179 (within Australia) or +61 2 7208 4522 (outside Australia) Monday to Friday between 8:30am and 7:00pm (Melbourne time).

Optionholders are urged to attend or vote by lodging the Proxy Form attached to this Notice.

NOTICE OF OPTION SCHEME MEETING

By order of the Federal Court of Australia (**Court**) made on 4 October 2023 pursuant to section 411(1) of the *Corporations Act 2001* (Cth) (**Corporations Act**), a meeting of option holders (**Optionholders**) in Incannex Healthcare Limited ACN 096 635 246 (**Incannex**) will be held at Level 23, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000 on 8 November 2023 and commencing at the later of 10:30am (Melbourne time) and the conclusion of the Share Scheme Meeting (**Option Scheme Meeting**).

The Court has also directed that David Schiavello act as chair of the Option Scheme Meeting or failing him Troy Valentine, and has directed the chair to report the results of the Option Scheme Meeting to the Court.

The purpose of the Option Scheme Meeting is to consider and, if thought fit, to approve (with or without modification) a scheme of arrangement proposed to be made between Incannex and Optionholders (**Option Scheme**).

To enable you to make an informed voting decision, important information on the Option Scheme is set out in the booklet accompanying this Notice (**Scheme Booklet**). The Scheme Booklet and Explanatory Memorandum to this Notice and Proxy Form both form part of this Notice. Terms and abbreviations used in this Notice and in the Scheme Booklet are defined in the Scheme Booklet.

TIME AND PLACE OF OPTION SCHEME MEETING AND HOW TO VOTE

VENUE

The general meeting of the Optionholders of the Company will be held in person at Level 23, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000.

VOTING ENTITLEMENTS

The Incannex board of directors has determined, and the Court has ordered, that a person's entitlement to vote at the Option Scheme Meeting will be the entitlement of that person as set out in the Incannex Option Register as at 7:00pm (Melbourne time) on 6 November 2023.

HOW TO VOTE

The business of the Option Scheme Meeting affects your Option held, and your vote is important. Please take action by voting in person (or authorised representative) or by proxy.

VOTING IN PERSON

To vote in person, attend the Option Scheme Meeting on the date and at the place set out above. The Option Scheme Meeting will commence at the later of 10:30am (Melbourne time) and the conclusion of the Share Scheme Meeting.

PROXIES

You can appoint a proxy by completing and returning to Incannex the enclosed Proxy Form for the Option Scheme Meeting (or by submitting the Proxy Form with the Share Registry online through the Automic Investor Portal). Completed Proxy Forms must be completed and received at the Share Registry by 10:30am (Melbourne time) on 6 November 2023 being no later than 48 hours before commencement of the Option Scheme Meeting by one of the following methods:

Online	Use your computer or smartphone to appoint a proxy online at https://investor.automic.com.au/#/loginsah or scan the QR code that appears on the Proxy Form and follow the instructions provided.

	Please refer to the Proxy Form for more information about submitting proxy voting instructions online.
Post to	Incannex Healthcare Limited C/- Automic Group GPO Box 5193 Sydney NSW 2001
In person at	Automic Level 5, 126 Phillip Street Sydney NSW 2000
Fax to	In Australia to (02) 8583 3040. From outside of Australia to (+61) 2 8583 3040.
Email to	meetings@automic.com.au

If you are entitled to attend and cast a vote at the Option Scheme Meeting, you may appoint up to two proxies. A proxy may be an individual or a corporation but need not be an Optionholder. If you appoint two proxies each proxy may exercise half of your votes if no proportion or number of votes is specified.

If you appoint a proxy but attend the Option Scheme Meeting yourself, the rights of the proxy to speak and vote on your behalf at the Option Scheme Meeting will be suspended while you are present.

The Proxy Form provides further details on appointing proxies and lodging Proxy Forms.

CORPORATE REPRESENTATIVES

A corporation may appoint an individual as a representative to exercise its powers as an Optionholder or as an Optionholder's proxy. The representative should bring to the Option Scheme Meeting evidence of his or her appointment, including any authority under which it is signed, unless it has been previously given to the Share Registry.

POWERS OF ATTORNEY

A person appearing as an attorney for an Optionholder should produce a properly executed original (or certified copy) of an appropriate power of attorney for admission to the Option Scheme Meeting.

AGENDA

Resolution – Approval of the Option Scheme

To consider and, if thought fit, to pass with or without amendment, the following resolution in accordance with section 411(4)(a)(ii) of the Corporations Act:

"That, pursuant to and in accordance with section 411 of the Corporations Act, the scheme of arrangement proposed between Incannex and the holders of its options to acquire ordinary shares in Incannex as contained in and more particularly described in the Scheme Booklet of which the Notice forms part, is approved, and the directors of Incannex are authorised to agree to such alterations or conditions as are thought fit by the Court, and subject to approval by the Court, to implement the Option Scheme with any such alterations or conditions."

Dated: 4 October 2023

By order of the Court and the Board



Madhukar Bhalla
Company Secretary

EXPLANATORY MEMORANDUM

1 Introduction

This Explanatory Memorandum has been prepared for the information of Optionholders in connection with the business to be conducted at the Option Scheme Meeting to be held at the later of 10:30am (Melbourne time) and the conclusion of the Share Scheme Meeting.

This Explanatory Memorandum should be read in conjunction with, and forms part of, the accompanying Notice. The purpose of this Explanatory Memorandum is to provide information to Optionholders in deciding whether or not to pass the resolution set out in the Notice.

A Proxy Form is located at the end of this Explanatory Memorandum.

2 Required voting majority

In order for the Option Scheme to become Effective, the resolution set out in the Notice must be passed at a meeting by:

(a) unless the Court orders otherwise, a majority in number (more than 50%) of Optionholders present and voting at the Option Scheme Meeting (whether in person or by proxy, attorney or, in the case of corporate Optionholders, a corporate representative); and

(b) at least 75% of the votes (determined by reference to the value of each of the Options) cast on the resolution.

The Court has the discretion under section 411(4)(a)(ii)(A) of the Corporations Act to approve the Option Scheme if it is approved by at least 75% of the votes cast on the resolution but not by a majority in number of Optionholders present and voting at the Option Scheme Meeting.

Voting at the Option Scheme Meeting will be by poll rather than by a show of hands.

3 Court approval

In accordance with section 411(4)(b) of the Corporations Act, the Option Scheme (with or without alteration or conditions) is subject to approval of the Court. If the resolution proposed at the Option Scheme Meeting is approved by the Requisite Majority of Optionholders, and the relevant conditions of the Option Scheme (other than approval by the Court) are satisfied, or waived, by the time required under the Option Scheme, Incannex intends to apply to the Court for the necessary orders to give effect to the Option Scheme.

4 Action to be taken by Optionholders

Optionholders should read the Notice including this Explanatory Memorandum carefully before deciding how to vote on the Option Scheme.

Annexure I – Australian Tax Implications of the Proposed Transaction

Pitcher Partners Advisors Proprietary Limited
ACN 052 920 206

Level 13, 664 Collins Street
Docklands, VIC 3008

Postal address
GPO Box 5193
Melbourne, VIC 3001

p. +61 3 8610 5000

Ref: AS:mp

12 September 2023

Mr Joel Latham
Managing Director & CEO
Incannex Healthcare Limited

Sent via email: *joel@incannex.com.au*

Dear Joel

INCANNEX HEALTHCARE LIMITED ("IHL") – AUSTRALIAN TAX CONSEQUENCES OF THE PROPOSAL

Pitcher Partners Advisors Proprietary Limited ("Pitcher Partners"; "we") have been instructed by IHL to prepare this letter for inclusion in the Scheme Booklet.

Unless defined in this letter or the context indicates otherwise, all capitalised terms in the letter have the same meaning as those contained in the Scheme Booklet.

1. GENERAL

The following is a general description of the Australian tax consequences of the Schemes of Arrangement ("collectively **Schemes**") for certain IHL Shareholders ("**Share Scheme**") and Optionholders ("**Option Scheme**") (collectively referred to as "**IHL Equity Holders**"). It does not constitute personal tax advice and should not be relied upon as such.

The description is based on current Australian taxation laws contained in the *Income Tax Assessment Act 1997* (Cth), *Income Tax Assessment Act 1936* (Cth), applicable case law and administrative practice in effect at the date of this Scheme Booklet. Taxation laws are complex and subject to ongoing change. Accordingly, this section does not consider any changes in administrative practice or interpretation by the relevant tax authorities, or any changes (or anticipated changes) in law by judicial decision or legislation. We have not sought to have our opinion ruled upon by the Australian Taxation Office ("**ATO**") and therefore there is a risk that the ATO may not agree with our comments or aspects of it.

The description in this section is general in nature and is not intended to be an exhaustive list of all the Australian tax laws applicable to the particular circumstances of an IHL Equity Holder. The comments set out below are relevant only to those IHL Equity Holders who hold their IHL investment on capital account for Australian income tax purposes and it does not address the Australian tax consequences for IHL Equity Holders who:

- hold their IHL investment on revenue account or as trading stock;
- are subject to the Taxation of Financial Arrangements rules contained in Division 230 *Income Tax Assessment Act 1997* (Cth); or
- are non-residents of Australia.

C:5297082_1

The conclusions reached are based on the understanding that the Schemes will be approved by order of the court in accordance with section 411(4)(b) of the Corporations Act 2001.

This section provides a high-level summary of the Australian income tax consequences in connection with the Scheme between IHL and its Equity Holders in respect of the proposed re-domicile of IHL to the United States ("Incannex US").

This taxation summary does not purport to be a complete analysis of the potential tax consequences of the Schemes and is intended as a general guide to the Australian tax implications only. To the maximum extent permitted by law, neither Pitcher Partners nor any partner, director or employee will be liable for any loss, damage, liability or claim whatsoever suffered or incurred by any IHL Equity Holder or any other person arising directly or indirectly out of the use or reliance on this advice. Taxation is only one of the matter that must be considered when making a decision about a financial product. It is recommended that each IHL Equity Holder seek independent professional tax and financial advice in relation to the Schemes having regard to their own particular needs, objectives and circumstances.

IHL Equity Holders who are tax residents of a country other than Australia (whether or not they are also residents, or are temporary residents, of Australia for tax purposes) should take into account the tax consequences of the Schemes under the laws of their country of residence, as well as under Australian law.

The information contained herein is based on the tax law at the date of the Scheme Booklet. The tax consequences outlined in this section may alter if there is a change in the tax law after the date of the Scheme Booklet.

The taxation implications for IHL Equity Holders under the Schemes is set out below.

2. TAXATION IMPLICATIONS FOR IHL EQUITY HOLDERS UNDER THE SCHEMES

IHL is not in a position to consider the potential income tax implications of each IHL Equity Holder and accordingly is merely providing the below as a general summary of potential Australian income tax implications. This summary is for information purposes only, does not constitute tax advice and should not be relied upon as tax advice. The implications outlined below are based on taxation law and administrative practices in effect as at the date of this Scheme Booklet (which are both subject to change at any time and possibly with retrospective effect).

The resulting income tax implications are highly dependent on the personal circumstances of each shareholder and optionholder. Accordingly, IHL strongly advises that impacted parties obtain independent tax advice to confirm the resulting income tax implications stemming from the Schemes.

IHL has not sought nor is it intending to obtain any rulings from the Australian Taxation Office in relation to the Schemes.

This section does not consider the Australian income tax implications associated with the American Depository Shares.

All section references within are to the *Income Tax Assessment Act 1997* unless otherwise noted.

Australian income tax considerations for current IHL shareholders

The following outlines the key Australian income tax implications of the Share Scheme for current IHL shareholders who are Australian tax residents and who hold their investment on capital account. For completeness we note that the following cannot be relied upon by IHL shareholders who hold their investment on revenue account.

A share is considered a capital gains tax ("**CGT**") asset for Australian income tax purposes. Where there is a change in the ownership of a CGT asset ("**CGT event**"), the holder is required to calculate the resulting capital gain or loss. A capital gain will be realised where the proceeds received in respect of the CGT event exceed the cost base of the CGT asset. Conversely, a capital loss will arise, where the proceeds received are less than the reduced cost base of the CGT asset.

A CGT event will happen when an IHL shareholder disposes of their IHL shares to Incannex US. In exchange for the IHL shares, the IHL shareholder will receive shares in Incannex US. Therefore, the capital proceeds from the CGT event that happensto the IHL shares should be equal to the market value of the new Incannex US shares that are provided under the terms of the Share Scheme.

An IHL shareholder will make a capital gain from the CGT event if the capital proceeds received were more than the cost base of the IHL shares. A capital loss will be realised if the capital proceeds were less than the reduced cost base of the IHL shares.

The cost base of the IHL shares generally includes the amount paid by the shareholder to acquire the shares and certain non-deductible incidental costs of their acquisition (ie legal fees incurred). The reduced cost base is usually determined in a similar but not identical manner.

In certain circumstances, despite there being a change in ownership in a CGT asset, rollover relief may be available that defers the timing of the CGT event until a later date. Where rollover relief is not available, the holder of the CGT asset is required to include within their tax return the resulting capital gain. The resulting capital gain may be firstly reduced by any available capital losses (of the individual) and by the 50% CGT discount where the shareholder (that is an individual) has held the share for a period greater than 12 months. This resulting net capital gain amount is included in the individual's income tax return for that income year.

For completeness we note that the discount of 50% is only available for individuals and trusts. A discount of 33.33% is available for qualifying superannuation funds and no discount is available for corporate entities.

Rollover relief

There is potentially rollover relief to shareholders for certain business reorganisations or scrip for scrip transactions. Where rollover relief applies, it enables shareholders to defer the CGT consequences that would ordinarily arise from a reorganisation where shareholders exchange their shares in a company for replacement shares in another company. Rollover relief under these provisions are generally not available to the extent that IHL shareholders receive something other than Incannex US shares in exchange for their IHL shares.

Based on the terms of the Share Scheme, IHL shareholders should be eligible for rollover relief.

Accordingly, any capital gain IHL shareholders have made in respect of the disposal of the IHL shares should be deferred. The first element of the cost base/reduced cost base of the Incannex US shares that IHL shareholders receive will be determined by dividing the total cost base of the IHL shares disposed of under the Share Scheme by the number of Incannex US shares received.

For the purposes of determining any discount capital gains on a future disposal of the Incannex US shares, the holder of these shares should generally be taken to have acquired those Incannex US shares on the same date they had acquired the IHL shares.

Where no rollover relief is available, the tax consequences are as outlined above, where a resulting capital gain/loss is calculated and included in the shareholder's income tax return.

Australian income tax considerations for current IHL non-resident shareholders

Where the IHL shareholder that participates in the Share Scheme is a non-resident of Australia and the IHL shareholder holds the IHL shares on capital account, they should be able to disregard a capital gain or capital loss arising from the CGT event that happened when they disposed of their IHL shares on the basis that the event happened in relation to an asset that is not taxable Australian property.

Australian income tax considerations for current IHL optionholders

Options, like shares may be considered CGT assets. Ordinarily, the cancellation of the Incannex options (**"IHL options"**) under the Option Scheme would result in a CGT event happening. At the time of the event, the optionholder would realise a capital gain or capital loss. However, rollover relief may also be available to the optionholders.

Rollover relief enables owners of membership interests (including options) to choose CGT rollover relief where they exchange an option issued by a company for a similar interest in another company. It is proposed that current optionholders will receive replacement options in IHL US as a result of the cancellation of their IHL options (and nothing else).

Based on the terms of the Option Scheme, the requirements for CGT rollover relief should be satisfied. As a result, the IHL optionholders that are Australian residents should be eligible for CGT rollover relief on any capital gains made on the cancellation of the IHL options. Accordingly, any capital gain realised that is attributable to the replacement options should be disregarded.

The first element of the IHL optionholders cost base of the replacement options in Incannex US should represent the cost base of the original options in IHL. Simply put, the IHL optionholders can transfer their original cost base of IHL options to their replacement Incannex US options. Furthermore, the acquisition date of each Incannex US option should be the same as the date that the IHL optionholders originally acquired the IHL options. This is particularly important should the IHL optionholders dispose of their Incannex US options and they are considering their eligibility for the 50% CGT discount.

Australian income tax considerations for current IHL non-resident optionholders

Where the IHL optionholder participates in the Option Scheme and is a non-resident of Australia and the IHL optionholder holds the IHL options on capital account, they should be able to disregard a capital gain or capital loss arising from the CGT event that happened when they cancelled their IHL options on the basis that the event happened in relation to an asset that is not taxable Australian property.

Stamp duty considerations for current IHL Equity Holders

No stamp duty should be payable by IHL Equity Holders under the Schemes.

GST considerations for current IHL Equity Holders

IHL Equity Holders should not be liable to GST under the Schemes.

IHL Equity Holders may be charged GST on costs that relate to the Schemes (for example advisor fees incurred). IHL shareholders may be entitled to input tax credits or reduced input tax credits for such costs, where they are registered for GST. However, we recommend that IHL shareholders seek independent tax advice in relation to their particular circumstances.

Australian income tax considerations for current IHL Employee Share Scheme ("ESS") interest holders

Typically, an amount will be included in an employee's assessable income for the income year in which the ESS deferred taxing point occurs in respect of their ESS interest. An ESS deferred taxing point may occur at the time the employee disposes of an ESS interest. However, while a disposal of an ESS interest occurs under a restructure, it will not be treated as a disposal but a continuation of that interest if it can be reasonably regarded as having been replaced by another ESS interest in the new company.

Rollover relief is available for ESS interests under section 83A-130 of the *Income Tax Assessment Act 1997 (Cth)*. Under this section, employees can treat new ESS interests acquired in connection with a restructure as a continuation of the old ESS interests where all relevant conditions are satisfied.

The ability to treat a new ESS interest in a company that is acquired in connection with a restructure will only be taken to be a continuation of an old interest where the replacement interest is reasonably regarded as matching the old interest. That is, shares are replaced with shares and options are replaced with options.

Provided the new ESS interest matches the old ESS interest, employees should have the ability to treat the new ESS interest as a continuation of their old ESS interest. Where this is the case, the following should apply for impacted employees.

- The new Incannex US ESS interest should be treated as having been acquired at the same time as the old IHL ESS interest.
- In determining any deferred taxing point for the new ESS interest, the deferral period should apply from when the old ESS interests were acquired.

Provided the above is satisfied, there should not be an ESS deferred taxing point where old IHL ESS interests are replaced with new Incannex US ESS interests.

Dividends on Incannex US Shares

The assessable income of an Australian resident for Australian tax purposes includes the ordinary income derived directly and indirectly from Australian and worldwide sources.

Accordingly, after the Schemes are implemented, should Incannex US declare any dividends to its shareholders, the Australian shareholders will be required to include in their assessable income the gross amount of any dividends received (at the time they are paid or credited on the shareholder's behalf).

Sale of other disposal of Incannex US Shares

Should an Australian resident dispose of their Incannex US shares, they will be required to report any resulting capital gain or loss from the disposal. This amount should then be included in the assessable income of the Australian resident shareholder during the income year of the disposal.

However, in certain circumstances, the Australian resident shareholder may be wholly or partly exempted from Australian income tax on a disposal of their Incannex US share. This exemption will only be available to an Australian resident shareholder that is a company who holds an ownership interest of 10% or more (throughout a 12 month period that began no earlier than 24 months before the time of the disposal and ended no later than that time) in Incannex US.

Yours faithfully
Pitcher Partners Advisors Proprietary Limited

A SULEYMAN
Executive Director

Annexure J – Comparison of Australian and United States Legal Regimes

Area	Rights of holders of Shares in Incannex	Rights of holders of Incannex US Shares
Share capital	The Corporations Act does not: • prescribe the minimum amount of share capital that the Company should have; • prescribe a minimum issue price for each share in the Company; or • require the Company to place a maximum limit on the share capital for which its members may apply. Australian law does not contain any concept of authorised capital or par value per share. The issue price of shares is set by the directors of the Company collectively at the time of each issue. A public company cannot hold shares in itself or shares "in treasury" other than in limited prescribed circumstances.	Incannex US's certificate of incorporation authorises the issue of up to 110,000,000 shares, of which 100,000,000 are designated as common stock, par value US$0.0001 per share, and 10,000,000 shares are designated as preferred stock, par value US$0.0001 per share.
Issues of additional shares	The Company's constitution authorises the Board to allot and issue shares in the Company to persons, including members, directors or employees of the Company on such terms and with such rights as the Board determines. The issue of securities to directors and other related parties of the Company is regulated under the Corporations Act and the ASX Listing Rules. Generally, various requirements must be met for such an issue, including Shareholder approval, unless the issue falls within a specified exception. Under the ASX Listing Rules, the Company is prohibited from issuing or agreeing to issue securities in any 12 month period which amount to more than 15% of the Company's fully paid ordinary securities unless it obtains Shareholder approval or unless one of a number of specified exceptions apply. There are also restrictions on issuing securities where the Company is subject to a takeover or where a majority Shareholder has notified	If all the shares authorised in Incannex US's certificate of incorporation have not been issued, then the board of directors may issue shares in such manner, for such consideration and on such terms as the board of directors may determine, without shareholder approval, not exceeding the number authorised with shares. Under the Nasdaq listing rules, shareholder approval is required for certain significant issuances of Incannex US securities, including issuances in excess of 20% of the voting power or number of shares outstanding before the issuance (or 5% in the case of certain related parties), issuances of company securities that will result in a change in control and issuances in connection with a new or materially amended equity compensation arrangement for officers, directors, employees or consultants.

Area	Rights of holders of Shares in Incannex	Rights of holders of Incannex US Shares
	the Company of its intention to call a general meeting to appoint or remove directors.	
Pre-emption rights	The Company's constitution does not provide any pre-emptive rights in respect of transfers or issues of Shares.	Incannex US's certificate of incorporation and bylaws do not provide any pre-emptive rights in respect of transfers or issues of shares of common stock or preferred stock.
Issues of preference and/or redeemable shares	Subject to the Corporations Act, the Company's constitution authorises preference shares to be issued on terms that they are, or at the option of the Company are liable, to be redeemed. Voting rights attached to the preference shares are limited to voting only in certain circumstances (such as proposals to reduce the Company's share capital or to wind up the Company) under the ASX Listing Rules. ASX also imposes other prescribed requirements impacting rights to dividends, shareholder information and other matters.	Shares of preferred stock may be issued by the Incannex US board of directors from time to time in one or more series. The board of directors is also authorised to establish from time to time the number of shares to be included in each such series, and to fix the designations, powers, preferences, and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions, if any, of the shares of each such series.
Share certificates	The Company's constitution provides that the Directors may determine not to issue a share certificate or may determine to cancel a certificate without issuing any certificate in its place, if that determination is not contrary to the Corporations Act or ASX Listing Rules. Where the Directors make such a determination, a member shall have the right to receive such statements of the holdings of the member as are required to be distributed under the Corporations Act and Listing Rules.	Shares in Incannex US may be represented by certificates. The board of directors may provide by resolutions that certain series of shares shall be uncertificated.
Buy back of shares	The Corporations Act allows the Company to buy-back its own shares through a specific buy-back procedure provided that: • the buy-back does not materially prejudice the Company's ability to pay its creditors; and • the Company follows the procedures set out in the Corporations Act. The buy-back procedure which includes the form of Shareholder approval (for example, ordinary, special or unanimous resolutions).	The DGCL generally permits a company such as Incannex US to purchase or redeem its outstanding shares out of funds legally available for that purpose without obtaining shareholder approval, provided that: • the capital of Incannex US is not impaired; • such purchase or redemption would not cause the capital of Incannex US to become impaired; • the purchase price does not exceed the price at which the shares are redeemable at the option of Incannex US; and

Area	Rights of holders of Shares in Incannex	Rights of holders of Incannex US Shares
	notice period and disclosure to be given to the Shareholders, depends on the type of buy back. In accordance with the Corporations Act and the Listing Rules, the Company may buy back shares (in accordance with certain additional disclosure and timetable requirements).	• immediately following any such redemption Incannex US must have outstanding one or more shares of one or more classes or series of stock, which shares must have full voting powers.
Transfer/transmission of shares	Under the Company's constitution, securities in the Company are generally freely transferable. The Directors may refuse to register a transfer of shares where the ASX Listing Rules or the ASX Settlement Operating Rules permit the Company to do so.	Transfers of shares of Incannex US must be made on its books only upon authorisation by the registered holder or by such holder's attorney, and if such shares are represented by a certificate, upon surrender of the certificate or certificates for such shares and the payment of any taxes. Incannex US may recognise and enforce any lawful restriction on transfer. Transfers may also be made in any manner authorised by Incannex US (or its authorised transfer agent) and permitted by the DGCL.
Dividends and distributions	Under the Company's constitution, the Directors may declare a dividend out of profits in accordance with the Corporations Act and may authorise the payment or crediting by the Company to its members of such dividend. Before declaring a dividend, the Directors should be satisfied that: • the Company's assets exceed its liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend; • the payment of the dividend is fair and reasonable to the Company's shareholders as a whole; • the payment of the dividend is made out of the profits of the Company; and • the payment of the dividend does not materially prejudice the Company's ability to pay its creditors.	Under the DGCL, the board of directors of Incannex US is permitted to declare and pay dividends to shareholders either: • out of Incannex US's surplus, which is defined to be the net assets less statutory capital; or • if no surplus exists, then out of the net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, provided that the capital of the corporation is not less than the aggregate amount of the capital represented by the corporation's outstanding shares of all classes having a preference on distribution of assets. Holders of shares of common stock are entitled to receive dividends when and as declared by Incannex US board out of funds legally available for that purpose. Under Incannex US's certificate of incorporation, subject to the rights of the holders of any outstanding series of preferred stock, the holders of shares of common stock are entitled to receive any dividends to the extent permitted by law when, as and if declared by the board of directors of Incannex US.
Voting rights	The Company's constitution provides that:	The certificate of incorporation and bylaws of Incannex US provide that each holder of common stock is entitled to one vote for each share of common

Area	Rights of holders of Shares in Incannex	Rights of holders of Incannex US Shares
	• each member entitled to vote may vote in person or by proxy, attorney or representative; • on a show of hands, every person present who is a member or a proxy, attorney or a representative of a member has one vote; and • on a poll, every person present who is a member or a proxy, attorney or representative of a member shall, in respect of each fully paid share held by him, or in respect of which he or she is appointed a proxy, attorney or representative have one vote for the share, but in respect of partly paid shares, shall have a fraction of a vote for each partly paid share. Further, if the Corporations Act or ASX Listing Rules require that some members are not to vote on a resolution or that votes cast by some members be disregarded in order for the resolution to have the intended effect, and the notice of meeting at which the resolution was proposed states that fact, the Company must not count any votes purported to be cast by those members.	stock held by such holder on all matters on which shareholders generally are entitled to vote.
Variation of rights	The Company's constitution provides that if at any time the Company's share capital is divided into different classes of shares, the rights attached to any class may (unless otherwise provided by the terms of issue of the shares in that class) be varied or abrogated in any way with the consent in writing of the holders of 75% of the issued shares in that class, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The Corporations Act provides that where shareholders in an affected class do not all agree (whether by resolution or written consent) to the: • variation or cancellation of their rights; or • a modification to the Company's constitution to allow rights to be varied or cancelled,	Under the DGCL, any amendment to Incannex US's certificate of incorporation requires approval by holders of the outstanding shares of a particular class if that amendment would: • increase or decrease the aggregate number of authorized shares of that class; • increase or decrease the par value of the shares of that class; or • alter or change the powers, preferences or special rights of the shares of that class so as to affect them adversely. If an amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to adversely affect that series without adversely affecting the entire class, then only the shares of the series so affected shall be considered a separate class and entitled to such separate class approval of the proposed amendment. Incannex US's certificate of incorporation may be amended or repealed by: • Incannex US at any time and from time to time, consistent with the DGCL; and

Area	Rights of holders of Shares in Incannex	Rights of holders of Incannex US Shares
	shareholders with at least 10% of the votes in the affected class may apply to the court (within a limited time frame) to have the variation, cancellation or modification set aside. Subject to the shares' terms of issue, the rights attached to a class of shares are not deemed varied by the issue of further shares of that class.	• the affirmative vote of at least 66.7% of the voting power of the shares outstanding and entitled to vote thereon, voting together as a single class in the matters specified therein. Incannex US's bylaws may be amended or repealed by the board of directors or by the affirmative vote of the holders of at least 66.7% of the voting power of the shares outstanding and entitled to vote thereon, voting together as a single class.
Continuous disclosure	Subject to certain limited exceptions, the ASX Listing Rules require the Company to immediately disclose to ASX any information concerning the Company that a reasonable person would expect to have a material effect on the price or the value of the Company's shares. The Corporations Act also imposes obligations on the Company to require it to notify ASX of relevant information where the Company is required under the ASX Listing Rules to notify ASX of information about specified events or matters as they arise for market disclosure. There are also periodic reporting and disclosure rules that apply to the Company, requiring it (among other things) to report to ASX at the end of every half year and annually in respect of its financial statements and reports.	Incannex US will be subject to US federal securities laws following the implementation of the Scheme in relation to its continuous disclosure obligations. US securities laws and Nasdaq listing rules will generally require disclosure to the public of any material information that would reasonably be expected to affect the value of Incannex US's shares or influence investors' decisions. US federal securities laws will require Incannex US to publicly file with the SEC, among others: • annual reports on Form 10-K; • quarterly reports on Form 10- Q • current reports containing material information required to be disclosed on Form 8-K; • company insider reports; and • proxy statement.
Powers of the board and matters that require shareholder approval	The Company's constitution grants the Board the power to manage the Company's business. The ASX Listing Rules also impose restrictions on the disposal of a Company's main undertaking, requiring compliance with ASX's requirements (including shareholder approval). However, the Corporations Act provides that the following matters (among others and in addition to others set out in this table) require Shareholder approval, and are therefore not within the powers of the Board:	Incannex US's bylaws grant the board of directors the power to manage or direct Incannex US's business and affairs, and to exercise all the powers of the corporation, except as otherwise provided by the DGCL or in the certificate of incorporation. At any meeting of Incannex US board, all matters are determined by the vote of a majority of the directors present. Action may also be taken by Incannex US board without a meeting if all members thereof consent thereto in writing or by electronic transmission. The DGCL and Incannex US's bylaws provide that the following matters require shareholders approval:

Area	Rights of holders of Shares in Incannex	Rights of holders of Incannex US Shares
	• removal of directors; • appointment of an auditor; • amending or changing the constitution; and • adopting a new company name.	• election and removal of directors; and • amending and repealing the certificate of incorporation.
Director duties	Under Australian law, the Directors of the Company have a wide range of both general law and statutory duties to the Company. These duties are of a fiduciary nature and include the duty to: • act in good faith in the best interests of the Company as a whole; • act for a proper purpose; • not improperly use information or their position; • exercise care, skill and diligence; and • avoid actual or potential conflicts of interest.	Under Delaware law, the directors of Incannex US have fiduciary obligations, including the duty of care and the duty of loyalty. The duty of care requires directors to inform themselves of all reasonably available material information before making business decisions on behalf of Incannex US and to act with requisite care in discharging their duties to Incannex US. The duty of loyalty requires directors to act in good faith and in Incannex US's best interests.
Compensation of directors	The Company's constitution provides that the remuneration of the non-executive Directors will not: • be more than the aggregate fixed sum which is determined by general meeting, or until so determined, such sum as determined by the Directors; • be by way of a commission on, or a percentage of, profits or operating revenue, and the remuneration will accrue from day to day. Under the Company's constitution the remuneration of the executive Directors: • will, subject to the provisions of any contract between each of them and the Company, be fixed by the Directors; and • must not be by way of commission on, or percentage of, operating revenue.	Incannex US's bylaws provide that directors may receive such compensation, if any, for their services on the board of directors and its committees, and such reimbursement of expenses, as may be fixed or determined by resolution of the board of directors.

Area	Rights of holders of Shares in Incannex	Rights of holders of Incannex US Shares
	Termination or retirement benefits to directors and other officers of the Company are subject to restrictions under the Corporations Act and ASX Listing Rules.	
Transactions involving directors or other related parties (including large shareholders)	The Corporations Act prohibits the Company from giving a director (or other related party (including a shareholder who controls the Company) a financial benefit unless either: • the Company obtains shareholder approval (in compliance with the Corporations Act requirements) and gives the benefit within 15 months after approval; or • giving the financial benefit falls within a specific exception set out in the Corporations Act (eg, a benefit given on arms' length terms or a benefit constituting reasonable remuneration or reimbursement of an officer or employee of the Company). Subject to limited exceptions, the ASX Listing Rules prohibit the Company from acquiring a substantial asset from, or disposing of a substantial asset to, any of its directors (or other person of influence including shareholders holding voting power of more than 10% of the issued shares of the Company) unless it obtains shareholder approval. Additionally, the ASX Listing Rules prohibit the Company from issuing securities to any of its directors unless it obtains shareholder approval prior to the issue or an exemption applies to the share issue (such as pro rata issues to all shareholders). Directors, when entering into transactions with the Company, are subject to the Australian common law and statutory duties to avoid actual and potential conflicts of interest. There are also disclosure requirements and voting restrictions imposed on directors under the Corporations Act on matters involving a material personal interest. Subject to the Corporations Act and the ASX Listing Rules, under the Company's constitution a director may: • hold any other office or place of profit in or in relation to the Company (except that of auditor) in conjunction with his or	Under the DGCL, no contract or transaction between Incannex US and one or more of its directors, or between Incannex US and any other corporation, partnership, association or other organisation in which one or more of its directors are directors or officers or have a financial interest will be void or voidable solely for that reason, or solely because the relevant director is present at or participates in Incannex US board or committee meeting that authorises the contract or transaction, or solely because the vote of the relevant director is counted for that purpose, if: • the material facts as to the director's relationship or interest, and as to the contract or transaction, are disclosed or known to the board of directors or committee, and the board of directors or committee in good faith authorises the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or • the material facts as to the director's relationship or interest and as to the contract or transaction are disclosed or known to Incannex US shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or • the contract or transaction is fair to Incannex US as of the time that it is authorised, approved or ratified by the board of directors, committee or shareholders. Under US federal securities law, Incannex US would be required to disclose related party transactions, including those with directors.

Area	Rights of holders of Shares in Incannex	Rights of holders of Incannex US Shares
	her office of Director and on such terms as to remuneration or otherwise as the Directors shall approve; • become a shareholder in or director of or hold any office or place of profit in or in relation any company promoted by the Company or in which the Company may be interested, whether as to vendor, shareholder or otherwise; and • in all respects act as a Director in relation to any contract or arrangement in which he or she is interested, including in relation to the execution of the contract or agreement or the use of the Company's common seal, but he or she may not vote in relation to any contract or proposed contract or arrangement in which he or she has directly or indirectly a material interest and in that respect he or she shall comply with the requirements of the Corporations Act.	
Number and nomination of directors	**Number** As a public company in Australia, the Company must have: • no fewer than 3 directors (not counting alternate directors); • at least 2 directors ordinarily resident in Australia; • at least one secretary; and • at least one secretary must ordinarily reside in Australia. The Company's constitution provides that the Directors can determine the number of Directors, subject to there being not less than 3 Directors. The Company in general meeting can increase or reduce the number of Directors, subject to there being not less than 3 Directors. **Nomination** Under the ASX Listing Rules, the Company must accept nominations for the election of directors up to 35 business days (or 30 business days in the case of a meeting requested by shareholders) before the date of a general meeting at which the	The board of directors consists of such number of directors as is determined from time to time by resolution adopted by the affirmative vote of a majority of the directors. **Nomination** In order to nominate directors at an annual meeting, a shareholder must provide the Secretary of Incannex US with advance written notice of his or her intent to make the nomination not earlier than the 120th day, nor later than the 90th day, prior to the first anniversary of the date of the preceding year's annual meeting, except that if no annual meeting was held in the previous year or the date of the annual meeting is more than 30 days earlier or 60 days later than such anniversary date, notice must be received not earlier than the close of business 120 days prior to the date of the annual meeting and not later than the close of business on the later of the 90th day before such annual meeting or the 10th day following the date on which public announcement of the date of such meeting is first made. Nominations of persons for election to the board of directors may be made at a special meeting of shareholders pursuant to a notice of meeting: (i) by or at the direction of the board of directors (or any authorised committee thereof); or (ii) provided that one or more directors are to be elected at such meeting, by any shareholder who is a shareholder of record at the time the

Area	Rights of holders of Shares in Incannex	Rights of holders of Incannex US Shares
	directors may be elected, unless the Company's constitution provides otherwise. Under the Company's constitution, a person other than a Director seeking re-election shall be eligible for election as a Director at any general meeting unless that person or some shareholder intending to propose that person has given notice in accordance with the Company's constitution.	notice is delivered to the Secretary of Incannex US, who is entitled to vote at the meeting and upon such election and who delivers notice in writing setting forth the information required by the bylaws. Any shareholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the notice of meeting, if the notice required under the bylaws shall be delivered to the Secretary of Incannex US at its principal executive offices not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the date on which public announcement of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting is first made by Incannex US.
Removal of directors	The shareholders of the Company may remove a director from office by passing an ordinary resolution to do so at a general meeting. Under the Corporations Act, a notice of intention to move the resolution must be given to the Company at least 2 months before the meeting is to be held. However, if the Company calls a meeting after the notice of intention is given, the meeting may pass the resolution even though the meeting is held less than 2 months after the notice of intention is given. The director is entitled to put their case to members and to receive a copy of the notice. The Company's constitution further provides that a person will automatically cease to be a Director if that person (among other things): • becomes of unsound mind; • retires from office; • becomes bankrupt; or • becomes disqualified by law from being a direct (under the Corporations Act or otherwise).	**Removal of directors** The DGCL provides that, subject to the rights of the holders of any series of preferred stock, directors may be removed with or without cause by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of capital stock, or of a single class or series, entitled to vote generally in the election of directors, voting together as a single class, unless the board of directors is classified into one, two or three classes. Under Incannex US's bylaws, subject to the rights of the holders of shares of preferred stock, any director, or the entire board of directors, may be removed from office at any time, but only for cause and only by the affirmative vote of at least 66 2/3% of the voting power of the shares outstanding and entitled to vote. **Cessation of director's appointment** While the DGCL does not provide for an automatic cessation of a director's appointment, Section 223 implies directors may cease to be such for any cause, including death and resignation.
Casual vacancies	The Board may appoint a person to be a director at any time, subject to not exceeding the maximum number of directors. Any director so appointed holds office until the next annual general meeting (and is	Incannex US's certificate of incorporation and bylaws provide that, subject to the rights of the holders of any outstanding series of preferred stock, and unless otherwise required by law, any vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from

Area	Rights of holders of Shares in Incannex	Rights of holders of Incannex US Shares
	eligible for-re-election and is not taken into account in deciding the rotation or retirement of directors.	office or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum, or by the sole remaining director, and any director so chosen shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified.
Rotation of directors	The ASX Listing Rules require that: • the Company hold an election of directors each year; • a director, other than the managing director and directors appointed to fill casual vacancies or as additions to the Board, must not hold office past the third annual general meeting following the director's appointment or three years, whichever is longer, without submitting himself or herself for re-elections; and • directors appointed to fill casual vacancies or as additions to the Board do not hold office (without re-election) past the next annual general meeting. The Company's constitution also provides that at every annual general meeting one-third of the directors must retire from office, as well as any other director who has been in office for three years or more since that directors' last election or re-election (provided that the Company has 3 or more directors). The Company's constitution provides that directors required to retire are those who have been longest in office since last being elected.	Incannex US's certificate of incorporation provides that, subject to the rights of the holders of shares of preferred stock, the board of director shall be divided into three classes designated Class I, Class II and Class III. Class I directors initially serve until the first annual meeting of shareholders; Class II directors initially serve until the second annual meeting of shareholders; and Class III directors initially serve until the third annual meeting of shareholders. Commencing with the first annual meeting of shareholders, directors of each class the term of which shall then expire shall be elected to hold office for a three-year term and until the election and qualification of their respective successors in office. The board of directors is authorised to assign members of the board of directors already in office to Class I, Class II or Class III, with such assignment becoming effective as of the initial effectiveness of the certificate of incorporation.
Directors' indemnity	The Corporations Act prohibits the indemnification of persons against the following specific liabilities incurred as an officer or auditor of the Company: • owed to the Company or a related body corporate; • for a pecuniary penalty order or a compensation order under the Corporations Act; or	Incannex US's bylaws provide that, to the fullest extent permitted by the DGCL, Incannex US will indemnify, and advance expenses to, a director or officer in an action brought by reason of the fact that the director or officer is or was a director or officer of Incannex US, or is, or was, serving at the request of Incannex US as a as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, against all expenses, liability and loss actually or reasonably incurred or suffered by such person.

Area	Rights of holders of Shares in Incannex	Rights of holders of Incannex US Shares
	• owed to someone other than the Company or a related body corporate and did not arise out of conduct in good faith. Further, the Corporations Act prohibits an indemnity for legal costs incurred in defending an action for a liability incurred as an officer or auditor of the Company in specific circumstances including where an officer is found to have a liability for which they could not be indemnified or found guilty in criminal proceedings, or where the grounds for a court order have been made out (in proceedings brought by the Australian Securities and Investments Commission or a liquidator). Payments by the Company of insurance premiums which cover conduct involving a wilful breach of duty in relation to the Company or a breach of a director's statutory duty not to improperly use their position or improperly use information is also prohibited under the Corporations Act.	Incannex US may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of Incannex US or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not Incannex US would have the power to indemnify such person against such expense, liability or loss under the DGCL.
Directors' liability	Under the Corporations Act, there is a general prohibition on a company or a related body corporate exempting officers from any liability incurred as an officer of the company.	Under the DGCL, Incannex US may include in its certificate of incorporation a provision eliminating the personal liability of a director to the company or its shareholders for monetary damages for a breach of fiduciary duty as a director. However, the provision may not eliminate liability for: • breach of the director's duty of loyalty; • acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; • unlawful payment of dividends; • unlawful purchases or redemptions of shares; or • any transaction from which the director derived an improper personal benefit. Incannex US's certificate of incorporation provides that, to the fullest extent permitted by the DGCL, a director shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director.

Area	Rights of holders of Shares in Incannex	Rights of holders of Incannex US Shares
Corporate governance	The structures of the Board and the Company's corporate policies as a whole, must comply with the requirements of ASX Listing Rules in relation to corporate governance.	Incannex US's board structure, the independence of its board members, the existence and composition of its various board committees and its corporate policies as a whole must comply with Delaware law and, when the corporation is listed on Nasdaq, Incannex US must also comply with the corporate governance requirements under the Nasdaq listing rules and US federal securities laws.
Insider trading	Under the Corporations Act, any person who possesses price sensitive information relating to the Company or its securities is prohibited (subject to exceptions) from buying or selling those securities or procuring others do so, or from communicating the information to third parties.	US federal securities laws generally prohibit any person who possesses material non-public information relating to Incannex US or its securities from buying or selling those securities or procuring others to do so, or from communicating the material non-public information to third parties.
Quorum of shareholders	Under the Company's constitution, the quorum for a general meeting of Shareholders is 2 Shareholders entitled to vote.	Under Incannex US bylaws, at any meeting of shareholders, a majority of the voting power of the shares outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or series is required, a majority of the voting power of the shares of such class or series outstanding and entitled to vote on that matter, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to such matter.
AGM	Under the Corporations Act, the annual general meeting of the Company is required to be held at least once every calendar year and within 5 months after the end of each financial year (unless an extension is granted by ASIC).	Under Incannex US bylaws, the annual meeting of shareholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, if any, on such date, and at such time as the board of directors shall fix. The board of directors may postpone, reschedule or cancel any annual meeting of shareholders previously scheduled by the board of directors.
Notice of shareholders meetings	Under the Company's constitution and the Corporations Act, not less than 28 days' notice of a general meeting must be given to Shareholders. The notice of a meeting must specify the date, time and place of the meeting and state the general nature of the business to be transacted at the meeting.	The notice shall be given not less than 10 nor more than 60 days before the date on which the meeting is to be held, to each shareholder entitled to vote at such meeting. In the case of a special meeting, the purpose or purposes for which the meeting is called also shall be set forth in the notice.

Area	Rights of holders of Shares in Incannex	Rights of holders of Incannex US Shares
Calling meetings	Under the Corporations Act, a general meeting of Shareholders may be called by individual directors, or by Shareholders holding at least 5% of the total votes that may be cast at the meeting. Additionally, under the Company's constitution, the Board is given the power to convene a general meeting at any time.	Under the DGCL, a director or shareholder of Incannex US may petition the Court of Chancery of Delaware for an order compelling the holding of an annual meeting if: • no annual meeting has been held, or no action by written consent to elect directors in lieu of an annual meeting has been taken, for a period of 30 days after the date designated for the annual meeting; or • no date for an annual meeting has been designated for a period of 13 months after the latest to occur of Incannex US's organisation, the last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting. Under the certificate of incorporation of Incannex US, except as required by law or provided by any preferred stock designation, a special meeting of shareholders may only be called by the board of directors. Under the Nasdaq listing rules, Incannex US will be required to hold an annual meeting within a year of its fiscal year end.
Shareholder proposed resolutions	Under the Corporations Act, Shareholders holding at least 5% of the votes that may be cast at a general meeting, or at least 100 Shareholders who are entitled to vote at the meeting may, by written notice to the Company, propose a resolution for consideration at the next general meeting occurring more than two months' after the date of their notice.	Any shareholder can propose a resolution with respect to the election of a director or any other matter. In addition, a shareholder can propose any resolution if such shareholder has notified Incannex US of his or her intention to present the proposal at an annual or special meeting in compliance with Rule 14a-8 under the Exchange Act and such proposal has been included in a proxy statement that has been prepared by Incannex US to solicit proxies for such meeting.
Ordinary and special resolutions at meetings	An ordinary resolution at a general meeting is passed by a majority of votes cast by those present and voting (ie, more than 50%) while a special resolutions typically requires the approval of not less than 75% of those present and voting at the meeting.	All corporate actions to be taken by vote of the shareholders shall be authorised by the affirmative vote of at least a majority of the voting power of the shares present in person or represented by proxy and entitled to vote on the subject matter, and where a separate vote by a class or series is required, if a quorum of such class or series is present, such act shall be authorised by the affirmative vote of at least a majority of the voting power of the shares of such class or series present in person or represented by proxy and entitled to vote on the subject matter.

Area	Rights of holders of Shares in Incannex	Rights of holders of Incannex US Shares
Business at annual meetings	Under the Corporations Act, the business of an annual general meeting may include any of the following, even if not referred to in the notice of meeting: • consideration of the annual financial report, directors' report (including remuneration report) and auditor's report; • advisory (non-binding) resolution to adopt the remuneration report, with the rule that if 25% or more of the shareholders vote against its adoption in 2 consecutive years, a resolution to spill the board is put to shareholders at that second meeting (two strikes rule); • election of directors; • appointment of the auditor; and • fixing the auditor's remuneration.	Under Incannex's bylaws, the business of an annual general meeting may include the election of the directors, any matter proposed by shareholders under the procedures set forth under the bylaws, and any matter proposed by shareholders included in Incannex US's proxy statement in compliance with Rule 14a-8 under the Exchange Act.
Attending meetings	Shareholders entitled to vote at a meeting of Shareholders can attend and vote by: • by attending the shareholder meeting and voting in person; • by appointing an attorney to attend the Shareholder meeting and vote on their behalf, or, in the case of corporate shareholders, a corporate representative to attend the meeting and vote on its behalf; or • by appointing a proxy to attend the shareholder meeting and vote on their behalf.	Every shareholder entitled to vote for directors, or on any other matter, shall have the right to do so either in person or by one or more persons authorised to act for such shareholder by proxy.
Derivative action	Under the Australian common law, Shareholders do not have the right to bring a common law action on behalf of the Company. Under the Corporations Act, a statutory derivative action may be instituted by a shareholder, former shareholder or person entitled to be registered as a shareholder. In all cases, leave of the court is required. Such leave will be granted if:	The DGCL permits a Incannex US shareholder to bring a derivative action on behalf of Incannex US if those in control of Incannex US have failed to assert a claim belonging to Incannex US. Derivative actions have certain standing and eligibility requirements, including that the plaintiff in the action must generally have been a shareholder of the company at the time that the act complained of occurred and must maintain his or her status as a shareholder of the company throughout the course of the litigation. Derivative plaintiffs must have

Area	Rights of holders of Shares in Incannex	Rights of holders of Incannex US Shares
	• it is probable that the company will not itself bring the proceedings or properly take responsibility for them; • the applicant is acting in good faith; • it is in the best interests of the company; • there is a serious question to be tried; and • either: 　○ at least 14 days before making the application, the applicant gave written notice to the company of the intention to apply for leave and of the reasons for applying; or • it is otherwise appropriate for the court to grant leave.	previously made a demand on the directors of the company to assert the corporate claim, unless such a demand would have been futile.
Relief from oppression	Under the Corporations Act, any shareholder can bring an action in cases of conduct which is either contrary to the interests of Shareholders as a whole, or oppressive to, unfairly prejudicial to, or unfairly discriminatory against, any Shareholders in their capacity as a shareholder, or themselves in a capacity other than as a shareholder. Former Shareholders can also bring an action if it relates to the circumstances in which they ceased to be a shareholder.	The DGCL contains no equivalent statutory provisions. However, Delaware law may provide judicial remedies to shareholders in comparable circumstances.
Statutory rights of action for misrepresentations	Under the Corporations Act, any Shareholder who suffers loss as a result of misleading or deceptive conduct relating to securities can bring an action against the person engaged in the conduct. Similarly, any shareholder who suffers loss as a result of a misleading or deceptive statement contained in a disclosure document (i.e. a prospectus) can bring an action against the company, any director or the underwriter to the offer made through the disclosure document.	The DGCL contains no equivalent statutory provisions. However, the DGCL provides judicial remedies for the violations by directors of their fiduciary obligations, including the duty of care and the duty of loyalty.
Inspection of books	Under the Corporations Act, a shareholder must obtain a court order to obtain access to the Company's books and records.	The DGCL provides each Incannex US shareholder with the right to inspect, to make copies of and to take extracts from, certain books and records of Incannex US for any proper purpose during normal business hours upon the

Area	Rights of holders of Shares in Incannex	Rights of holders of Incannex US Shares
		shareholder making a sworn written demand, stating the purpose of his or her inspection. The books and records subject to a shareholders' right of inspection include Incannex US's stock ledger, Incannex US's list of shareholders and certain other books and records of Incannex US and its subsidiaries.
Financial records and reports	Under the Corporations Act, the Company must report annually to its members, which report must include a financial report, directors' report (which includes the remuneration report) and the auditor's report on the financial report for each relevant year. The ASX Listing Rules also require the company to provide a preliminary financial report to the ASX annually.	Incannex US will be required to file quarterly on annual reports with the SEC, in compliance with the reporting obligations under the Exchange Act. These reports also require Incannex US to disclose financial statements in compliance with US generally accepted accounting principles with respect to the relevant reporting period.
Takeovers	Under the Corporations Act any acquisition by a person of a "relevant interest" in a "voting share" of the Company is restricted where, because of a transaction, that person or someone else's percentage "voting power" in the Company increases above 20% (or, where the person's voting power was already above 20% and below 90%, increases in any way at all). There is an exception from these restrictions where the shares are acquired under takeover offers made under the Corporations Act to all shareholders (which must be on the same terms for all the Company Shareholders (subject to minor exceptions) and which must comply with the timetable and disclosure requirements of the Corporations Act). There are also other exceptions from the 20% limit for acquisitions made through permitted gateways such as acquisitions with shareholder approval or "creeping" by acquiring up to 3% every 6 months (if throughout the 6 months before the acquisition the person has had voting power in the company of at least 19%). The purpose of these provisions is to attempt to ensure that the shareholders in the target company have a reasonable and equal opportunity to share in any premium for control and that they are given reasonable time and enough information to assess the merits of the proposal.	Incannex US is not subject to any equivalent statutory provision. While Section 203 of the DGCL restricts certain business combinations with interested shareholders, under its certificate of incorporation, Incannex US has elected that it shall not be governed by, or otherwise subject to, Section 203 of the DGCL. Under Section 251 of the DGCL, the board of directors of a target corporation may adopt a resolution approving an agreement of merger or consolidation and declaring its advisability. Such agreement must be submitted to the shareholders for consideration and is subject to approval by a majority of the outstanding shares of the corporation entitled to vote. Under Delaware case law, in the context of a takeover, management and directors have fiduciary obligations to act in good faith, with due care and loyalty, in what they believe to be the best interests of the corporation and the shareholders. Directors and management are not obligated to negotiate with third parties, or to sell the corporation, if a good faith, informed decision is made that it would be in the corporation's best interests to reject the negotiation. The degree of judicial scrutiny of the actions taken by the directors and management will be more rigorous depending on whether defensive tactics have been employed against a hostile takeover bid and whether directors and management have an interest in rejecting the takeover bid. In addition to Delaware law, US federal securities law applies to tender (or takeover) offers for securities of SEC-registrants. Whether a "tender offer"

Area	Rights of holders of Shares in Incannex	Rights of holders of Incannex US Shares
		exists depends on the applicability of an eight-factor test developed under case law: (i) an active and widespread solicitation of public shareholders for the securities of an issuer; (ii) a solicitation is made for a substantial percentage of the issuer's securities; (iii) the offer to purchase is made at a premium over the prevailing market price; (iv) the terms of the offer are firm rather than negotiable; (v) the offer is contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased; (vi) the offer is open only for a limited period of time; (vii) the offeree is subjected to pressure to sell his or her security; and (viii) public announcements of a purchasing program concerning the target issuer precede or accompany a rapid accumulation of large amounts of the target issuer's securities. Regulation 14D under the Exchange Act includes rules for the conduct of tender offers for equity securities registered under the Exchange Act. This includes a "best price" rule that is meant to provide equal treatment to all holders of securities in a tender offer, which can involve cash and/or securities as consideration. Regulation 14E under the Exchange Act sets forth requirements and anti-fraud rules that apply to all tender offers, including the following: • ***Tender offer must be open at least 20 business days.*** The tender offer must be open for at least 20 business days from the date first published or sent to shareholders; • ***10-day extension requirement/or material change.*** If the percentage of securities sought is increased (by more than 2% of outstanding shares) or is decreased, or the consideration offered or the dealer's soliciting fee is increased or decreased, then the tender offer must remain open for at least ten business days from the date the increase or decrease is first published or sent to shareholders;

Area	Rights of holders of Shares in Incannex	Rights of holders of Incannex US Shares
		• ***Prompt payment requirement.*** The consideration offered must be paid to tendering shareholders (or securities deposited must be returned) "promptly" after the termination of the tender offer. The term "promptly" is generally understood to mean within three business days; • ***Notice of extension of tender offer requirement.*** If the tender offer period is extended, the offeror must issue a notice of the extension by press release or public announcement, including disclosure of the approximate number of securities tendered to date; • ***Transactions on the basis of non-public information prohibited.*** If any person has taken substantial steps to commence or has commenced a tender offer, it is unlawful for any other person to purchase or sell the securities subject to the tender offer while the person is in possession of material non-public information related to the tender offer (which that person knows or ought to know is non-public and has been acquired from the issuer or a director, officer or employee or person acting on behalf of the issuer); • ***Purchases outside of a tender offer prohibited.*** A "covered person" must not directly or indirectly purchase or arrange to purchase securities subject to a tender offer except as part of the tender offer, from the time of public announcement until the expiration of the tender offer. A "covered person" includes the offeror, its affiliates and the dealer- manager, or any of their advisors whose compensation is dependent upon completion of the tender offer. Certain transactions are excepted from the prohibition.
Disclosure of substantial holdings	Under the Corporations Act, a shareholder who begins or ceases to have a substantial holding in a company listed on ASX or has a substantial holding in a company listed on ASX and there is a movement by at least 1% in their holding, must give a notice to the company and ASX. A person has a substantial holding if that person and that person's associates have a relevant interest in 5% or more of the voting shares in the company.	The Exchange Act requires any person to file a Schedule 13D who acquires beneficial ownership of more than 5% of a voting class of the equity securities of an SEC-registrant. Beneficial ownership is defined as holding voting or investment power, directly or indirectly. The Exchange Act requires a person to file a Schedule 13G under the same circumstances which trigger the obligation to file a Schedule 13D except the person acquires beneficial ownership with no purpose to influence or change control of the issuer. Any person who holds more than 20% of a voting class of equity securities must file a Schedule 13D.

Area	Rights of holders of Shares in Incannex	Rights of holders of Incannex US Shares
		The requirement to file Schedule 13D and Schedule 13G applies not only to US domestic listed issuers, such as Incannex US, but also to foreign private issuers, such as the Company, listed on a US stock exchange. Thus, this requirement will not impose any new obligations on Incannex US Shareholders.
Winding up	Under Australian law, an insolvent company may be wound up by a liquidator appointed by either creditors or the court. Directors cannot use their powers after a liquidator has been appointed. If there are funds left over after payment of the costs of the liquidation, and payments to other priority creditors, including employees, the liquidator will pay these to unsecured creditors. The Shareholders rank behind the creditors. Under Australian law, shareholders of a solvent company may decide to wind up the company if the directors are able to form the view that the company will be able to pay its debts in full within 12 months after the commencement of the winding-up. A meeting at which a decision is made to wind up a solvent company requires at least 75% of votes cast by the shareholders present and voting. The Company's constitution states that if the Company is wound up and there is a surplus, the liquidator may, with the sanction of a special resolution, divide among the Shareholders in kind, the whole or any part of the property of the Company representing that surplus, and may for that purpose set whatever value the liquidator considers fair on any property to be so divided and determine how the division should be carried out.	The DGCL permits the board of directors to authorise the dissolution of a company if: • a majority of the directors in office adopt a resolution to approve dissolution at a board meeting called for that purpose; • holders of a majority of the issued and outstanding shares entitled to vote on the matter adopt a resolution to approve dissolution at a shareholders' meeting called for that purpose; and • a certificate of dissolution is filed with the Delaware Secretary of State. The DGCL also permits shareholders to authorise the dissolution of a company without board action if: • all of the shareholders entitled to vote on the matter provide written consent to dissolution; and • a certificate of dissolution is filed with the Delaware Secretary of State.
Restricted securities and mandatory lock up periods	The ASX Listing Rules impose restrictions on certain securities, usually issued as part of an entity's listing on ASX, that are issued to seed capitalists, vendors of classified assets, promoters, professionals and consultants and persons under an employee incentive scheme, who were involved with the entity prior to its admission to the ASX (restricted securities). The restricted securities are placed in escrow for a specific period (usually ranging from 12 to 24 months).	Offers and sales of securities in the United States must be registered under the US Securities Act unless an exemption under the US Securities Act is available. In the case of an exempt transaction, the securities offered are deemed to be "restricted securities" and can be reoffered and resold only pursuant to the requirements of Rule 144 or Regulation S under the US Securities Act.

Area	Rights of holders of Shares in Incannex	Rights of holders of Incannex US Shares
	This prevents the transfer of effective ownership or control of the restricted securities. The ASX considers that the delay allows the value of assets or services sold to an entity to become more apparent, and for the market price of the entity's securities to adjust before the vendor receives full consideration.	
Accounts	Under Australian law, the Company must prepare its financial accounts and present its financial statements in accordance with the financial reporting standards determined by the Australian Accounting Standards Board.	As a company incorporated under the law of a US state, Incannex US must prepare its financial accounts and present its financial statements in accordance with US GAAP (generally accepted accounting principles).
Auditors	Under the Corporations Act, a company must appoint an auditor within one month after the day on which the company is registered, unless the company, at a general meeting, has appointed an auditor. The auditor holds office until the company's first annual general meeting, where the appointment is confirmed by the members or another auditor is appointed. The auditor holds office until one of the following occurs: • the auditor obtains ASIC consent to resign; • the auditor is removed by the company; • the auditor is deceased; • the auditor ceases to be capable of acting as an auditor; • the auditor ceases to be an auditor; or • the company is being wound up.	In accordance with the US Sarbanes-Oxley Act of 2002, Incannex US must appoint auditors that are registered with the Public Company Accounting Oversight Board.

Annexure K – Comparison of Australian and United States Financial Reporting Obligations

The table below provides a comparison of the periodic reporting requirements under the applicable laws of Australia and the United States.

This table is provided in summary form and is not an exhaustive statement of all relevant laws, rules and regulations of Australia and the United States. It is intended as a general guide only. Shareholders and Optionholders should consult with their own legal, financial or other independent and qualified professional adviser if they require further information.

Comparison of periodic reporting requirements under the applicable laws of Australia and the United States		
Item	**Australian reporting requirements**	**United States reporting requirements**
Annual reporting	Under the Corporations Act and ASX Listing Rules, a listed entity is required to: • prepare financial statements in respect of each financial year, have the statements audited and obtain an auditor's report; • prepare a directors' report, which must include a remuneration report for key management personnel; • as soon as available but by no later than 2 months after the end of the financial year, give the ASX a preliminary report (which need not be audited) containing the prescribed information; • within 3 months after the end of the financial year, lodge with the ASX and ASIC the audited financial statements, directors' report and auditor's report; and • within 4 months after the end of the financial year, send the annual report, including the audited financial statements, directors' report, auditor's report and a corporate governance statement (or a link to the corporate governance statement) to shareholders who have elected to receive a copy of the report and make available the annual report on a readily accessible website.	Under the US Exchange Act, public companies in the United States must file annual reports on Form 10-K with the SEC within a certain period of time (depending on the company's public market float) after the end of each fiscal year. A public company is required to: • describe its business, risk factors, the locations of its principal and material physical properties, and any material pending legal proceedings affecting it; • provide information on which market its common stock trades, its ticker symbol, and the number of record holders of its common stock as of a recent date; • provide a section on management's discussion and analysis of the company's financial condition and results of operations; • provide quantitative and qualitative disclosures about market risks it bears; • provide audited financial statements for the most recently completed fiscal year and certain additional fiscal years, including audited notes to the financial statements; • state the conclusions of its CEO and CFO regarding the effectiveness of the company's disclosure controls and procedures as of the end of the fiscal year, including any change in its internal control over financial reporting;

Comparison of periodic reporting requirements under the applicable laws of Australia and the United States		
Item	**Australian reporting requirements**	**United States reporting requirements**
		• describe anything that occurred in the fourth fiscal quarter that was required to be disclosed in a Form 8-K but that was not so disclosed; • list its executive officers and directors and their ages, plus disclose certain previous experience for those individuals; • describe the compensation of its mostly highly paid executive officers; • provide information about its equity compensation plan; • describe its policy, if any, regarding the review, approval or ratification of any transaction with a related party and identify any transactions that were not subject to these related party policies; • provide a table that lists the fees billed by its auditors in each of the last two fiscal years; • provide financial statements, financial schedules, if applicable, and certain exhibits; • file Section 302 and Section 906 certificates of the CEO and CFO as required by Sarbanes-Oxley Act of 2002 as exhibits; and • file financial statements in extensible Business Reporting Language format as an exhibit. • The annual report on Form 10-K is due 60 days after the end of the Company's fiscal year end if it is a large accelerated filer, 75 days if it is an accelerated filer, and 90 days if it is a non-accelerated filer.
Half-year reporting	Under the Corporations Act and ASX Listing Rules, a listed entity is required to: • prepare financial statements for the first six months of the financial year, have the statements reviewed by the company's auditor and obtain an auditor's report;	Half-year reporting is not applicable to public companies in the United States.

Comparison of periodic reporting requirements under the applicable laws of Australia and the United States		
Item	**Australian reporting requirements**	**United States reporting requirements**
	• prepare a directors' report; and • within two and a half months after the end of the half-year, lodge the financial statements, directors' report and auditor's report with the ASX and ASIC.	
Quarterly reporting	Quarterly cash flow reports must be lodged with the ASX by certain listed entities (being entities with more than half of their assets in cash or assets readily convertible to cash, other than listed investment companies and mining exploration companies) within one month after each quarter of a listed entity's financial year.	Under the US Exchange Act, public companies in the United States must file quarterly reports on Form 10-Q within a certain period of time (depending on the company's public market float) after each of their first three fiscal quarters (and file an annual report on Form 10-K at the end of their fourth fiscal quarter). A public company is required to: • provide unaudited financial statements for the most recently completed fiscal quarter; • provide a section on management's discussion and analysis of the company's financial condition and results of operation; • disclose quantitative and qualitative information about market risks; • state conclusions of the CEO and CFO regarding the effectiveness of the company's disclosure controls and procedures; • describe material pending legal proceedings affecting it; • provide any material updates as to risk factors from its most recent annual report on Form 10-K; • describe any sales of its equity during the most recent quarter that were not registered with the SEC; and • any other information that should have been previously disclosed in a Form 8-K but that was not so disclosed. Quarterly reviews by an independent registered public accounting firm are required by the SEC and Public Company Accounting Oversight Board.

Comparison of periodic reporting requirements under the applicable laws of Australia and the United States		
Item	**Australian reporting requirements**	**United States reporting requirements**
		The quarterly reports on Form 10-Q are due 40 days from the end of the quarter for both large accelerated filers and accelerated filers, and 45 days for non-accelerated filers.
Current reports	N/A	In the US, a Form 8-K Current Report must be filed within 4 business days of the occurrence of certain events set forth in the Form 8-K. Among these events are: • entry or termination of a material agreement; • bankruptcy; • completion of acquisition or disposition of material assets; • results of operations and financial condition; • material impairments; • notice of delisting or transfer of listing; • unregistered sales of equity securities; • changes in independent accountant; • non-reliance on previously issued financial information; • change in control; and • departure of directors or officers or appointment of directors or officers.

Corporate Directory

Directors	Share Registry
Mr Troy Valentine (Non-Executive Chairman) Mr Joel Latham (Managing Director and CEO) Mr Peter Widdows (Non-Executive Director) Mr Robert Clark (Non-Executive Director) Mr George Anastassov (Non-Executive Director)	Automic Pty Ltd Level 5, 191 St Georges Terrace Perth WA 6000 Tel: +61 8 9324 2099
Company Secretary	**Australian Legal Advisers**
Mr Madhukar Bhalla	Thomson Geer Level 23, Rialto South Tower 525 Collins Street Melbourne VIC 3000 Tel: +61 3 8080 3500
Principal Place of Business	**US Legal Advisers**
Suite 15, Level 12 401 Docklands Drive Docklands VIC 3008	Rimôn Law Level 2, 50 Bridge Street Sydney NSW 2000
Stock Exchange Listing	**Independent Expert**
ASX Code: IHL Nasdaq Code: IXHL	Findex Corporate Finance (Aust) Ltd Level 42, 600 Bourke Street Melbourne VIC 3000
Registered Office	**ADS Depositary**
Level 23, Rialto South Tower 525 Collins Street Melbourne VIC 3000 Tel: +61 3 8080 3500	Deutsche Bank Trust Company Americas 1 Columbus Circle New York, NY 10019